Exhibit 99.1

ANNUAL REPORT

At December 31, 2016

CONTENTS

BOARD OF DIRECTORS AND AUDITOR	2

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION	3

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT	5

REPORT ON OPERATIONS	8

SELECTED FINANCIAL DATA	8

RISK FACTORS	9

BUSINESS OVERVIEW	21

RESEARCH AND DEVELOPMENT	39

HUMAN RESOURCES	41

OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43

RISK MANAGEMENT, RISKS AND CONTROL SYSTEM	61

CORPORATE GOVERNANCE	65

REMUNERATION REPORT	81

MAJOR SHAREHOLDERS	97

SUBSEQUENT EVENTS AND OUTLOOK	98

CNH INDUSTRIAL – CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2016	99

CONSOLIDATED INCOME STATEMENT	100

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	101

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	102

CONSOLIDATED STATEMENT OF CASH FLOWS	104

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	106

COMPANY FINANCIAL STATEMENTS AT DECEMBER 31, 2016	190

INCOME STATEMENT	191

STATEMENT OF FINANCIAL POSITION	192

NOTES TO THE COMPANY FINANCIAL STATEMENTS	193

OTHER INFORMATION	216

APPENDIX I – CNH INDUSTRIAL GROUP COMPANIES AT DECEMBER 31, 2016	218

INDEPENDENT AUDITOR’S REPORT	222

CNH Industrial N.V.

Corporate Seat: Amsterdam, the Netherlands

Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom

Share Capital: €18,373,838.87 (as of December 31, 2016)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS

AND AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors(*)

Jacqueline A. Tammenoms Bakker(2)

Mina Gerowin(2)

Suzanne Heywood(2)(3)(**)

Léo W. Houle(2)(3)(***)

Peter Kalantzis(1)(3)

John Lanaway(1)

Silke C. Scheiber(1)(**)

Guido Tabellini(3)(**)

Jacques Theurillat(1)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee

(2)	Member of the Governance and Sustainability Committee

(3)	Member of the Compensation Committee

(*)	Mr. John Elkann and Ms. Maria Patrizia Grieco Members of the Board until April 15, 2016

Ms. Suzanne Heywood and Ms. Silke C. Scheiber Members of the Board since April 15, 2016

(**)	Member of each relevant Committee since April 29, 2016

(***)	Senior Non-Executive Director and Member of the Governance and Sustainability Committee since April 29, 2016

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this Annual Report.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor   2

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary, CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Annual Report, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.

The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial N.V. (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and on the Mercato Telematico Azionario, organized and managed by Borsa Italiana S.p.A. (“MTA”). The principal steps in the Merger were:

∎	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”), which occurred on August 1, 2013;

∎	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and

∎	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

In connection with the FI Merger, Fiat Industrial shareholders received one newly issued common share in CNH Industrial (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global shareholders received 3.828 newly issued CNH Industrial common shares (having a nominal value of €0.01 each) for each common share held in CNH Global (having a nominal value of €2.25 each).

In connection with the closing of the Merger, CNH Industrial N.V. issued 1,348,867,772 common shares to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios described above. CNH Industrial N.V. also issued special voting shares (non-tradable) to eligible Fiat Industrial and CNH Global shareholders who maintained their ownership of the shares through the closing of the Merger and elected to receive special voting shares. On the basis of the requests received, CNH Industrial N.V. issued a total of 474,474,276 special voting shares in connection with the closing of the Merger. On September 30, 2013, CNH Industrial N.V. common shares began trading on the NYSE and the MTA.

On January 1, 2011, Fiat S.p.A. (“Fiat”, which effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V. (“FCA”)) effected a “demerger” under Article 2506 of the Italian Civil Code (the “Demerger”). Pursuant to the Demerger, Fiat transferred its ownership interest in FNH to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the Demerger, shareholders of Fiat received shares of capital stock of Fiat Industrial. Accordingly, as of January 1, 2011, Fiat Industrial owned approximately 89% of CNH Global’s outstanding common shares through FNH. Fiat Industrial was a corporation organized under the laws of the Republic of Italy whose stock was traded on the Milan stock exchange.

The Merger had no impact on the consolidated activities of the former Fiat Industrial and therefore the results presented in this Annual Report are consistent and comparable with those previously published by the Fiat Industrial Group. However, starting from the effective date of the Merger, net profit and net equity that previously would have been attributed to the ex-CNH Global minority shareholders are included in the profit and net equity attributable to owners of the parent.

Until December 31, 2013, CNH Industrial presented its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board

Presentation of Financial and Certain Other Information      3

(“IASB”) and adopted by the European Union (“EU-IFRS”), in euros and included three reportable segments: Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain.

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under EU-IFRS for European listing purposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Consolidated Financial Statements. Financial statements under both sets of accounting principles use the U.S. dollar as the presentation currency. Prior period results, prepared in euro, were consistently recast. In addition, CNH Industrial expanded its reportable segments from three to five: Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services. Prior period results were consistently recast. The activities carried out by Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

We have prepared our annual consolidated financial statements presented in this Annual Report in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code. Our consolidated financial statements are prepared with the U.S. dollar as the presentation currency and, unless otherwise indicated, all financial data set forth in this Annual Report are expressed in U.S. dollars.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM and (4) APAC. The geographic designations have the following meanings:

∎	NAFTA: United States, Canada and Mexico;

∎	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

∎	LATAM: Central and South America, and the Caribbean Islands; and

∎	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Certain industry and market share information in this Annual Report has been presented on a worldwide basis which includes all countries. In this Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined for both market share and total industry volume (“TIV”) as: Europe (the 27 countries where Commercial Vehicles competes excluding United Kingdom and Ireland in 2016 for market share and TIV reporting purposes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Presentation of Financial and Certain Other Information      4

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT

CNH Industrial believes that growth only has value if it is also sustainable and, therefore, considers the management of the environmental and social impacts of its activities to be fundamental. The full integration of environmental and social considerations with economic objectives enables the Group to identify potential risks and seize additional development opportunities, resulting in a process of continuous improvement. Sustainability is a core element of CNH Industrial’s Corporate Governance, with senior management playing a direct and active role. Within the Board of Directors, the Governance and Sustainability Committee is responsible for strategic oversight of sustainability-related issues and for reviewing the annual Sustainability Report, which discloses the Group’s environmental and social performance, expanding on and completing the information provided in the Annual Report. The 2016 Sustainability Report will be made available on the Company’s website starting from April 14, 2017, the day of the annual general meeting of shareholders. The sustainability strategic approach is defined by the Group Executive Council (“GEC”). The GEC is the operational decision-making body of CNH Industrial that is responsible for reviewing the operating performance of the businesses and making decisions on certain operational matters. It also evaluates the congruity of the commitments of sustainability with business objectives, and is regularly updated on the Group’s sustainability performance. On sustainability matters the GEC is advised by the Sustainability Steering Committee (“SSC”). The SSC is chaired by the Chief Sustainability Officer who is also the Chief Financial Officer. The SSC was assigned responsibility to identify sustainability strategies, to integrate sustainability into operating processes, and to provide a forum for communication and benchmarking among the regions. The Regional Chief Operating Officers, Brand Leaders and Heads of Manufacturing, Purchasing, Quality, Human Resources, Corporate Communications, Legal, Compliance, Internal Audit, and Corporate Control and Accounting are permanent members of this committee.

The Sustainability Planning and Reporting department, which operates under the Chief Sustainability Officer’s direction, is responsible for coordinating sustainability related governance across the regions and functions, and has operational responsibility for promoting a culture of sustainability throughout the Group. The Sustainability Planning and Reporting department facilitates the process of continuous improvement, promotes the integration of sustainability in day-to-day activities, and contributes to managing risks and strengthening the relationship with and perceptions of stakeholders, in addition to managing sustainability reporting and communication.

The principles that are the foundation for the Group’s operations are set forth in CNH Industrial’s Code of Conduct, one of the pillars of the Group corporate governance system, which regulates the decision-making processes and the approach used by the Group and its employees to interact with stakeholders (see also Corporate Governance Section and the Sustainability Report). CNH Industrial’s commitment to sustainability, its governance model and the environmental and social impacts of its activities are included in the Sustainability Report. More than 200 KPIs (which are central to the sustainability management system) are used to measure and analyze performance, to set increasingly challenging goals, and to manage sustainability aspects more effectively. The Sustainability Report, prepared on a voluntary basis and by applying the Global Reporting Initiative’s guidelines (GRI Standards), integrates the economic aspects described herein with a comprehensive view of the environmental and social performance of CNH Industrial’s operations. It includes the Materiality Matrix where the economic, environmental and social measures consistent with the business strategy are identified and prioritized, the Sustainability Plan, which reports on the progress of existing projects and sets new targets to drive continuous improvement in the Group’s sustainability performance.

As further evidence of its commitment to promote sustainable development and to fight climate change, CNH Industrial endorsed two of the commitments promoted by the CDP1 through its Commit to Action campaign during the UN Climate Change Conference (COP21) held in Paris in December 2015. CNH Industrial commits (i) to produce and use climate change information in mainstream corporate reports out of a sense of fiduciary and social responsibility, and (ii) to engage in national and international debates, to contribute to progress on reducing greenhouse gas emissions. In response to the first commitment, some information required by the Climate Change Reporting Framework of the Climate Disclosure Standards Board (CDSB) is included in this Annual Report.

For a detailed account of the environmental and social initiatives carried out in 2016, readers should refer to the Sustainability Report.

1 CDP is the international not-for-profit organization that provides the only global system for companies and cities to measure, disclose, manage, and share essential environmental information.

Our Commitment to Sustainable Development      5

Materiality analysis

In 2016, the materiality analysis has evolved into a tool that CNH Industrial uses to ensure close alignment between the material topics and its business decisions, increasingly integrating sustainability principles into the Company’s daily activities. According to this approach, topics are considered material if they reflect CNH Industrial’s economic, environmental, and social impacts, or influence the decisions of stakeholders. The first step in identifying the material topics was the analysis of the megatrends that have the potential to shape the Company’s future business. According to the 2016 survey carried out with the members of the SSC, the megatrends most relevant to CNH Industrial are the following: climate change; food scarcity and food security; and the innovative and digital world. Once the megatrends were defined, the next step was to identify the related material topics, which are the aspects CNH Industrial focuses on to mitigate and limit the effects and impact of the megatrends. The identification of the material aspects was carried out through a workshop that involved experts from corporate functions. The evaluation of the 12 material topics identified was two-fold:

∎	the relevance to CNH Industrial was determined based on the direct reports to GEC members (74 in total);
∎

the relevance to stakeholders was assessed based on feedback from a sample of 1,024 stakeholders (employees, customers, dealers, opinion leaders, public institutions, NGOs, investors, and journalists).

CNH Industrial managers and stakeholders were engaged via an online survey or direct interview. They were asked to evaluate the 12 material topics identified, ranking the five most relevant based on their impact on the economy, the environment, and society. The choice of stakeholders to engage was made by the internal representatives that interact with stakeholders on a daily basis.

The new CNH Industrial Materiality Matrix was constructed by assessing how frequently each material topic was selected. It was shared with GEC members, reviewed by the Sustainability Steering Committee, and given final approval by the Chief Executive Officer (CEO). The final phase involved third party assurance of compliance, in which the matrix development process was audited by an independent company. The Materiality Matrix confirms the great relevance of business-related aspects: circular product lifecycle (alternative solutions - such as alternative fuels/tractions and remanufacturing - that minimize the impact of the product lifecycle by promoting a circular economy), renewable energy, CO2 and other air emissions are the most material aspects. CNH Industrial’s materiality analysis employs a multi-year approach. The Materiality Matrix is updated annually to take account of changes in stakeholder perceptions and incorporate any new aspect that may become significant for the Company. Indeed, other stakeholders will be interviewed in 2017 to identify needs or priorities related to the current material topics.

Finally, in 2016 senior management set medium and long-term targets associated with some of the material topics, demonstrating the Company’s commitment to continuous improvement, creating long-term value for stakeholders.

Environmental and social issues included in the Annual Report were selected on the basis of the materiality analysis and focus on key phases in the product life cycle. For further information on the materiality analysis, see the 2016 Sustainability Report.

Inclusion in the social responsible indices

In 2016, CNH Industrial’s values and commitment to sustainability were recognized internationally, as evidenced by the appraisals of major sustainability rating agencies and international organizations. CNH Industrial’s achievements were also recognized through its inclusion in leading sustainability indexes, such as the Dow Jones Sustainability Indices (DJSI) - DJSI World and DJSI Europe - as Industry Leader for the sixth consecutive year, the ECPI Indeces (ECPI Global Developed ESG Best In Class Equity Index, ECPI Global Agriculture Liquid Equity Index, ECPI Euro ESG Equity Index, ECPI World ESG Equity Index), the Euronext VigeoEiris Indeces (World 120, Europe 120, Eurozone 120), FTSE ECPI Italia SRI Benchmark, FTSE ECPI Italia SRI Leaders, FTSE4Good, MSCI Global SRI Indexes, MSCI Global Sustainability Indexes, STOXX Sustainability Indeces, STOXX Global ESG Leaders Indeces.

Furthermore, CNH Industrial N.V. is one of 193 “A-Lister” corporations participating in the CDP climate change program, out of a total of 2,100 participants. This is in recognition of its actions to optimize energy consumption, reduce CO2 emissions and mitigate the business risks of climate change. It also obtained a top score of A- in the CDP’s water program and the RobecoSAM Gold Class 2017 award, the RobecoSAM Industry Leader 2017 award, and Oekom PRIME status.

Our Commitment to Sustainable Development      6

Our Commitment to Sustainable Development      7

REPORT ON OPERATIONS

SELECTED FINANCIAL DATA

($ million)		2016	2015	2014	2013(*)	2012(*)(**)

Net revenues		25,328	26,378	32,957	34,231	33,128

Trading profit		1,248	1,543	2,399	2,637	2,650

Operating profit/(loss)		638	1,416	2,167	2,481	2,377

Profit/(loss) before taxes		(28)	659	1,482	2,002	1,882

Profit/(loss)		(371)	234	916	1,218	1,162

Attributable to:

Owners of the parent		(373)	236	917	1,048	1,023

Non-controlling interests		2	(2)	(1)	170	139

Basic earnings/(loss) per common share ($)	(1)	(0.27)	0.17	0.68	0.83	0.84

Diluted earnings/(loss) per common share ($)	(1)	(0.27)	0.17	0.68	0.83	0.84

Investments in tangible and intangible assets		874	1,116	1,698	1,985	1,733

of which: capitalized R&D costs		372	460	676	759	685

R&D expenditure	(2)	891	877	1,122	1,240	1,149

Total Assets		47,834	49,117	54,441	56,462	51,273

Net (debt)/cash		(19,734)	(19,951)	(23,590)	(23,290)	(21,102)

of which: net industrial (debt)/cash		(1,822)	(1,570)	(2,874)	(2,195)	(2,166)

Total equity		6,634	7,217	7,577	7,662	7,093

Equity attributable to owners of the parent		6,623	7,170	7,534	7,591	6,107

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar.

(**)	Figures have been recast following the adoption of IAS 19 Revised. There was no significant impact for any individual line item.

(1)

As a consequence of the effective date of the Merger, full-year 2013 basic EPS has been calculated on approximately 1,255 million of weighted average number of common shares outstanding. For 2012 earnings per share calculation is based on the average number of Fiat Industrial ordinary shares outstanding after taking into account the effect of the conversion of preference and savings shares that occurred on May 21, 2012. See Note 13 “Earnings per share” to the Consolidated Financial Statements for additional information on the calculation of basic and diluted earnings per share.

(2)	Includes capitalized development costs and R&D charged directly to the income statement.

Report on Operations   Selected Financial Data      8

RISK FACTORS

The following risks should be considered in conjunction with the other risks described in the Disclaimer, Risk Management, Risks and Control System section and Notes to the Consolidated Financial Statements. These risks may affect our trading results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Disclaimer. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us.

RISKS RELATED TO THE BUSINESS, STRATEGY AND OPERATIONS

Global economic conditions impact our businesses

Our results of operations and financial position are and will continue to be influenced by macroeconomic factors – including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates or the availability of credit, energy prices, and the cost of commodities or other raw materials – which exist in the countries in which we operate. Such macroeconomic factors vary from time to time and their effect on our results of operations and financial position cannot be specifically and singularly assessed and/or isolated.

Financial conditions in several countries and/or regions continue to place significant economic pressures on existing and potential customers, including our dealer networks. Accordingly, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Further, our suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. For example, in the European Union, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession. Similarly, in Brazil and Venezuela, macroeconomic conditions remain challenging. Moreover, some governments may implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.

In addition, the continuation of adverse market conditions in certain businesses in which we participate could cause many companies, including us, to carefully evaluate whether certain of our intangible assets have become impaired. The factors that we would evaluate to determine whether an impairment charge is necessary require management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors and technological changes. Any of these factors, or other unexpected factors, may require us to consider whether we need to record an impairment charge. In the event we are required to record an impairment charge with respect to certain of our intangible assets, it would have an adverse impact on our financial position and results of operations.

We are exposed to political, economic and other risks beyond our control as a result of operating a global business

We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:

∎	changes in laws, regulations and policies that affect, among other things:

☐	import and export duties and quotas;

☐	currency restrictions;

☐	the design, manufacture and sale of our products, including, for example, engine emissions regulations;

Report on Operations   Risk Factors   9

☐	interest rates and the availability of credit to our dealers and customers;

☐	property, contractual rights and intellectual property;

☐

where and to whom products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and

☐	taxes;

∎	regulations from changing world organization initiatives and agreements;

∎	changes in the dynamics of the industries and markets in which we operate;

∎	varying and unpredictable needs and desires of customers;

∎	varying and unexpected actions of our competitors;

∎	labor disruptions;

∎	disruption in the supply of raw materials and components;

∎

changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans; and

∎	war, civil unrest and terrorism.

In recent years, terrorist attacks have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist political movements in several major developed countries and other unanticipated changes to the previous geopolitical order (e.g. Turkey, Ukraine) may have negative effects on the global economy.

Additionally, U.S. tax and trade policies are currently undergoing a thorough review by the newly elected federal government in that country and significant changes may result from such review. To the extent any such policy changes lead to a realignment of established global trading patterns and practices, the implications to our business could be wide ranging.

There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, financial condition, and results of operations.

Difficulty in obtaining financing or refinancing existing debt could impact our financial performance

Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of our operating activities. Consequently, we could find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce our access to capital markets or increase the cost of our short and long-term financing. Any difficulty in obtaining financing could have a material adverse effect on our business prospects, results of operations and/or financial position.

Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., its subsidiaries, asset-backed securities (“ABS”) and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing and have a material adverse effect on our business prospects, results of operations and/or financial position.

We are subject to exchange rate fluctuations, interest rate changes and other market risks

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates, including as a result of changes in monetary or fiscal policies of governmental authorities from time to time. We are subject to currency exchange risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, the reporting currency for our consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses and revenues are denominated in other currencies. Those assets, liabilities, expenses and revenues are translated into the U.S. dollar at the applicable exchange rates to prepare our consolidated financial statements. Therefore, increases or decreases in exchange rates between the U.S. dollar and those other currencies affect the value of those items reflected in our consolidated financial statements, even if their value remains unchanged in their original currency. Changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations and/or financial position.

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We use various forms of financing to cover the funding requirements of our Industrial Activities and for financing offered to customers and dealers. Financial Services normally implements a matching policy to offset the impact of differences in interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.

Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For additional information see Note 33 “Information on financial risks” to the Consolidated Financial Statements at December 31, 2016.

We also face risks from currency devaluations. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

We face risks associated with our employment relationships

In many countries where we operate, our employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production facilities, activities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies and any work interruption or stoppage could significantly impact the volume of products we manufacture and sell.

Reduced demand for equipment would reduce our sales and profitability

The performance of the agricultural equipment market is influenced, in particular, by factors such as:

∎	the price of agricultural commodities and the relative level of new and used inventories;

∎	the profitability of agricultural enterprises, farmers’ income and their capitalization;

∎	the demand for food products; and

∎	agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations as well as alternative fuel mandates.

In addition, unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on our revenues.

The performance of the construction equipment market is influenced, in particular, by factors such as:

∎	public infrastructure spending; and

∎	new residential and non-residential construction; and

∎	capital spending in oil and gas and, to a lesser extent, in mining.

The performance of the commercial vehicles market is influenced, in particular, by factors such as:

∎	changes in global market conditions, including the level of interest rates;

∎	changes in levels of business investment, including timing of fleet renewals; and

∎	public infrastructure spending.

The above factors can significantly influence the demand for agricultural and construction equipment, as well as for commercial vehicles, and consequently, our financial results. Additionally, if demand for our products is less than we expect, we may experience excess inventories and be forced to incur additional charges and our profitability will suffer, including higher fixed costs associated with lower production levels at our plants. Our business may be negatively impacted if we experience excess inventories or we are unable to adjust our production schedules or our purchases from suppliers to reflect changes in customer demand and market fluctuations on a timely basis.

We depend on suppliers for raw materials, parts and components

We rely upon suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and

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parts used in our products are available from a single supplier and cannot be sourced quickly otherwise. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, business continuity, delivery or disruptions due to weather-related or natural disaster events, could negatively impact our operations and the profitability of our businesses.

We use a variety of raw materials in our businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices of these raw materials fluctuate, and while we seek to manage this exposure, we may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase our costs of production, which could have a material adverse effect on the profitability of our businesses, particularly if we are unable to recover the increased costs from our customers.

Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations

We operate in highly competitive global and regional markets. Depending on the particular country, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment, commercial vehicles, and powertrains. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain of our product offerings. We compete on the basis of product performance, innovation, quality, distribution, customer service and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend towards consolidation in the trucks and construction equipment industries that has resulted in larger and potentially stronger competitors in those markets. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete in recent years. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business prospects, results of operations and/or financial position.

Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations

We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we invest considerable research and development resources and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our goods in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our financial position and results of operations. In addition, there can be no assurances that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.

Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on us or our products, they could mandate higher capital expenditures and negatively impact our business, results of operations, financial position and competitive position.

A decrease in government incentives may adversely affect our results

Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can substantially influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business prospects, operating results and/or financial position.

Our future performance depends on our ability to innovate and on market acceptance of new or existing products

The success of our businesses depends on their ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of our

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principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine exhaust emissions requirements, could result in reduced market share, which could have a material adverse effect on our business prospects, results of operations and/or financial position.

Our existing operations and expansion plans in emerging markets could entail significant risks

Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide and in particular in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, Venezuela and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation and sanction requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as opposed to products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions and/or increase of public debt.

We are subject to extensive anti-corruption and antitrust laws and regulations

Our global operations are subject to a number of laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence government officials or other persons to obtain or retain business or gain a business advantage. These laws tend to apply whether or not those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been a substantial increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including the recently settled EU antitrust investigation announced on July 19, 2016. As a result of this settlement, in the future we could be subject to follow-on private litigation in various jurisdictions, the extent and outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to identify and minimize the risk of any violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of any violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see Note 30 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2016.

We may be adversely affected by the U.K. vote to leave the European Union (Brexit)

In a June 23, 2016 referendum, the United Kingdom (“U.K.”) voted to terminate the U.K.’s membership in the European Union (“Brexit”). Negotiations will determine the terms of the U.K.’s future relationship with the European Union and its member states, including the terms of trade. The terms of trade between the U.K. and non-EU member states may also be affected. The timing of negotiations is currently unclear. Any effect of Brexit is expected to depend on the agreements negotiated between the U.K. and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently.

Brexit could adversely affect European or worldwide economic and market conditions more broadly and could contribute to instability in global financial markets. We have operations in the U.K., but do not believe that our global operations would be affected materially by Brexit. However, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations, and financial condition as customers may reduce or delay spending decisions with respect to our products. Any uncertainty related to Brexit could also affect trading in our shares.

We are organized as a Dutch company but we are considered resident in the U.K. for U.K. tax purposes. This determination is based on the U.K. as the location of management and control being and has been confirmed through a mutual agreement procedure with the relevant tax authorities (as to which see “Other Risks – CNH Industrial operates

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and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere.”). We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.

We may be exposed to shortfalls in our pension plans

At December 31, 2016, the funded status for our defined benefit pension, and other post-employment benefits was an underfunded status of $2,189 million that is included in the consolidated statement of financial position. The funded status is the balance between the present value of the defined benefit obligation and the fair value of related assets, in case of funded plans (plans managed by a separate fund, “trust”). Consequently, the funded status is subject to many factors, as discussed in the Consolidated Financial Statements at December 31, 2016, section “Significant Accounting Policies” paragraph “Use of Estimates”, as well as Note 25 “Provisions for employee benefits”.

To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations. In recent years, these fluctuations have been significant and adverse and there is no assurance that they will not be significant and adverse in the future.

Dealer equipment sourcing and inventory management decisions could adversely affect our sales

We sell our products primarily through independent dealer networks and directly to OEMs and are subject to risks relating to their inventory management decisions and operating and sourcing practices. Our dealers carry inventories of finished products and parts as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities and market conditions, including the levels of used equipment inventory. Dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, financial position and results of operations.

Adverse economic conditions could place a financial strain on our dealers and adversely affect our operating results

Global economic conditions continue to place financial stress on many of our dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing our equipment. We are also subject to the risk of insolvency of dealers and customers, in part due to unfavorable economic conditions in markets where their activities are carried out, and laws and government actions may, among other things, prevent us from enforcing legal rights and remedies in dealer or customer insolvency proceedings. Accordingly, additional financial strains on members of our dealer networks and customers resulting from current or future economic conditions could adversely impact our sales, financial position and results of operations.

We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations

We have engaged in the past, and may engage in the future, in mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside our control, include:

∎	technological and product synergies, economies of scale and cost reductions not occurring as expected;

∎	unexpected liabilities;

∎	incompatibility of operating, information or other systems;

∎	unexpected changes in laws;

∎	inability to retain key employees;

∎	protecting intellectual property rights;

∎	inability to source certain products or components;

∎	increased financing costs and inability to fund such costs;

∎	significant costs associated with terminating or modifying alliances; and

∎	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, financial position, and results of operations could be adversely affected.

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Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations

We are involved in pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of our business. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our consolidated financial position, cash flows, and results of operations. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. We establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments in excess of our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see Note 30 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2016.

The agricultural equipment industry is highly seasonal, which causes our results of operations and levels of working capital to fluctuate significantly

Farmers traditionally purchase agricultural equipment in the spring and fall, the main planting and harvesting seasons. Our agricultural equipment business net sales and results of operations have historically been the highest in the second quarter, reflecting the spring selling season in the Northern hemisphere, and lowest in the third quarter, when many of our production facilities experience summer shut-down periods, especially in Europe. Our agricultural equipment production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. However, because we spread our production and wholesale shipments throughout the year, wholesale sales of agricultural equipment products in any given period may not necessarily reflect the timing of dealer orders and retail demand in that period.

Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because we spread production throughout the year. If retail demand is expected to exceed production capacity for a quarter, we may schedule higher production in anticipation of the expected retail demand. Often, we anticipate that spring selling season demand may exceed production capacity in that period and schedule higher production, and anticipate higher inventories and wholesale shipments to dealers in the first quarter of the year. As a result, our working capital and dealer inventories are generally at their highest levels during the February to May period and decline towards the end of the year, as both our and our dealers’ inventories are typically reduced.

To the extent our production levels (and timing) do not correspond to retail demand, we may have too much or too little inventory, which could have an adverse effect on our financial position and results of operations.

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility

As of December 31, 2016, we had an aggregate of $25,434 million (including $19,104 million relating to Financial Services activities) of consolidated gross indebtedness, and our equity was $6,634 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:

∎	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

∎

we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

∎	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;

∎	we may not be able to invest in the development or introduction of new products or new business opportunities;

∎	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions; and

∎	we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.

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These risks are exacerbated by the ongoing volatility in the financial markets, in part resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone and Latin America, and from continued concerns about global economic growth, particularly in emerging markets.

Restrictive covenants in our debt agreements could limit our financial and operating flexibility

The indentures or other agreements governing our outstanding debt securities and other credit agreements to which we are a party from time to time contain, or may contain, covenants that restrict our ability to, among other things:

∎	incur additional indebtedness;

∎	make certain investments;

∎	enter into certain types of transactions with affiliates;

∎	sell or acquire certain assets or merge with or into other companies;

∎	use assets as security in other transactions; and/or

∎	enter into sale and leaseback transactions.

Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information see Note 27 “Debt” to the Consolidated Financial Statements at December 31, 2016.

Increased information technology security threats, more sophisticated computer crime, and changes in privacy laws could disrupt our business

We rely upon information technology systems and networks in connection with a variety of business activities, some of which are managed by third parties, to operate our business, and we collect and store sensitive data. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Additionally, increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting the security, integrity and/or reliability of the hardware and software installed in our products.

While we actively manage information technology security risks within our control, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our systems, networks and data.

A failure or breach in security could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve we may need to invest additional resources to protect the security of our systems.

Further, the regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In May 2016, the European Union adopted the General Data Protection Regulation (“GDPR”) that will impose more stringent data protection requirements and will provide for greater penalties for noncompliance beginning in May 2018. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

The loss of members of senior management could have an adverse effect on our business

Our success largely depends on the ability of our senior executives and other members of management to effectively manage our organization and individual areas of our businesses. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will be able to replace these individuals with persons of equivalent experience and capabilities quickly. The loss of any senior executive, manager or other key employee without an adequate replacement, or the inability to attract and retain new, qualified personnel could therefore have an adverse effect on our business prospects, results of operations and/or financial position.

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Our business may be affected by unfavorable weather conditions, climate change or natural disasters

Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield. Temperatures outside normal ranges can cause crop failure or decreased yields, and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms and droughts can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment in any given period.

In addition, natural disasters, pandemic illness, equipment failures, power outages, disruptions to our information technology systems and networks or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of parts or component products from some local and international suppliers, disruption in the transport of our products to dealers and customers and delay in delivery of products to distribution centers. In the event such events occur, our financial results might be negatively impacted. Our existing insurance arrangements may not protect against all costs that may arise from such events.

Furthermore, the potential physical impacts of climate change on our facilities, suppliers and customers and therefore on our operations are highly uncertain and will be particular to the circumstances developing in various geographical regions. These may include long-term changes in temperature levels and water availability. These potential physical effects may adversely impact the demand for our products and the cost, production, sales and financial performance of our operations.

Changes in demand for food and alternate energy sources could impact our revenues

Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by government policies and a growing world population, are likely to result in fluctuating agricultural commodity prices, which affect sales of agricultural equipment. While higher commodity prices will benefit our crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Lower commodity prices directly affect farm income, which could negatively affect sales of agricultural equipment. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they grow, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for our equipment and result in higher research and development costs related to equipment fuel standards.

International trade policies may impact demand for our products and our competitive position

Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by non-governmental bodies, individual governments or addressed by regional trade blocs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.

RISKS RELATED TO FINANCIAL SERVICES

We offer a wide range of financial services and products to Agricultural Equipment, Construction Equipment and Commercial Vehicles dealers and customers including retail financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers.

In light of the above, the following risks associated with Financial Services should be considered.

Credit risk

Fundamental to any organization that extends credit is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including:

∎	relevant industry and general economic conditions;

∎	the availability of capital;

∎	the terms and conditions applicable to extensions of credit;

∎	interest rates (and changes in the applicable interest rates);

∎	the experience and skills of the customer’s management team;

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∎	commodity prices;

∎	political events;

∎	the weather; and

∎	the value of the collateral securing the extension of credit.

Deterioration in the quality of our financial assets, an increase in delinquencies or defaults, or a reduction in collateral recovery rates could have an adverse impact on the performance of Financial Services and our earnings and cash flows. These risks become more acute in an economic slowdown or recession due to decreased demand for (or availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, defaults, insolvencies, foreclosures and losses. In such circumstances, our loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

When a borrower defaults on a loan and we repossess collateral securing the repayment of the loan, our ability to recover or mitigate losses by selling the collateral is subject to the current market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment, as well as commercial vehicles, on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, as well as for commercial vehicles, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of repossessed equipment. An industry-wide decrease in demand for agricultural or construction equipment, as well as for commercial vehicles, could result in lower resale values for repossessed equipment, which could increase losses on loans and leases, adversely affecting our financial position and results of operations.

Funding risk

Financial Services has traditionally relied upon the ABS market and committed asset-backed facilities as a primary source of funding and liquidity. A significant reduction in liquidity in the secondary market for ABS transactions could adversely affect our ability to sell receivables on a favorable or timely basis. Such conditions could have an adverse impact on our access to funding, financial position and results of operations. As Financial Services finances a significant portion of sales of our equipment, to the extent Financial Services is unable to access funding on acceptable terms, our sales of equipment would be negatively impacted.

Repurchase risk

In connection with our ABS transactions, we make customary representations and warranties regarding the assets being securitized, as disclosed in the relevant offering documents. While no recourse provisions exist that allow holders of asset-backed securities issued by our ABS trusts to require us to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any obligation to make future repurchases could have an adverse effect on our financial position, results of operations and cash flows.

Regulatory risk

The operations of Financial Services are subject to extensive, complex and frequently changing, rules, regulations and legal interpretations from various governmental authorities which, among other things:

∎	regulate credit granting activities, including establishing licensing requirements;

∎	establish maximum interest rates, finance and other charges;

∎	regulate customers’ insurance coverage;

∎	require disclosures to customers;

∎	govern secured and unsecured transactions;

∎	set collection, foreclosure, repossession and claims handling procedures and other trade practices;

∎	prohibit discrimination in the extension of credit and administration of loans; and

∎	regulate the use and reporting of information related to applicants and borrowers.

As applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon such financial services businesses, or existing laws prohibit interest rates we charge from rising to a level commensurate with risk and market conditions, such events could adversely affect Financial Services and our financial position and results of operations.

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Potential Impact of the Dodd-Frank Act and other regulations

The various requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its many implementing regulations, may substantially affect the origination, servicing and securitization programs of Financial Services. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Other future regulations may affect our ability to engage in funding these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations and cash flows.

OTHER RISKS

CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere

CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes, CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central management and control is largely a question of fact based on all the circumstances. The decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial is likely to be regarded as having become U.K.-resident on this basis from the date of its incorporation. The competent authority ruling referred to below supports this analysis. Even if CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.

Although CNH Industrial’s central management and control is in the U.K., CNH Industrial is considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in the Netherlands. The U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by the Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. for purposes of the application of the Netherlands-U.K. tax treaty provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn or cease to apply and in that case the Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.

We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.

CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. For Italian tax purposes, a rebuttable presumption of CNH Industrial’s residence in Italy may apply under Italian legislation. However, CNH Industrial has a management and organizational structure such that CNH Industrial should be deemed resident in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance that CNH Industrial’s determination of its tax residence will be respected by all relevant tax authorities. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy on its worldwide income and may be required to comply with withholding tax on dividends and other distributions and/or reporting obligations under Italian law, which could result in additional costs and expenses.

Tax may be required to be withheld from dividend payments

Although the U.K. and Dutch competent authorities have ruled that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents are still subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments.

Should withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of withholding taxes.

See “CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere” above and Note 11 “Income Taxes” to the Consolidated Financial Statements at December 31, 2016.

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We may incur additional tax expense or become subject to additional tax exposure

We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows and financial position could be adversely affected.

CNH Industrial, as successor to Fiat Industrial, is jointly liable with FCA for certain obligations

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat (which, effective October 12, 2014, was merged into FCA). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2016, the outstanding Liabilities amounted to approximately $1.3 billion (of which $1.1 billion consisted of bonds due June 2017 guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above-mentioned potential joint liability.

Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges

The dual listing of our common shares on the NYSE and the MTA may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and the development of an active trading market for our common shares on the NYSE, and may result in price differentials between the exchanges. Differences in the trading schedules, trading volume and investor bases, as well as volatility in the exchange rate between the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges or otherwise adversely affect liquidity and trading prices of our shares.

The loyalty voting structure may concentrate voting power in a small number of our shareholders and such concentration may increase over time

A relatively large proportion of the voting power of CNH Industrial could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of December 31, 2016, EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) had a voting interest in CNH Industrial of approximately 41.4%. For further information see Major Shareholders at December 31, 2016.

The loyalty voting structure may affect the liquidity of our common shares and reduce our share price

CNH Industrial’s loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.

The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result

The provisions of our Articles of Association establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of December 31, 2016, EXOR N.V. had a voting interest in CNH Industrial of approximately 41.4%. For further information see Major Shareholders at December 31, 2016. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

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BUSINESS OVERVIEW

GENERAL

We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 45 countries and a commercial presence in approximately 180 countries around the world.

CNH Industrial has five operating segments:

∎

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Following our acquisition of substantially all of the assets of Miller-St. Nazianz, Inc. (“Miller”) in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America. Following our acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum, and JF brands.

∎

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

∎

Commercial Vehicles designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods, under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

∎

Powertrain designs, manufactures and offers a range of propulsion and transmission systems and axles for on- and off-road applications, as well as engines for marine application and power generation under the FPT Industrial brand.

∎

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment, vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Net revenues by segment in the years ended December 31, 2016 and 2015 were as follows:

($ million)	2016	2015

Agricultural Equipment	10,120	11,025

Construction Equipment	2,304	2,542

Commercial Vehicles	9,748	9,759

Powertrain	3,713	3,569

Eliminations and Other	(2,015)	(1,992)

Total of Industrial Activities	23,870	24,903

Financial Services	1,924	1,932

Eliminations and Other	(466)	(457)

Total for the Group	25,328	26,378

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Net revenues by region in the years ended December 31, 2016 and 2015 were as follows:

($ million)	2016	2015

EMEA	13,507	13,333

NAFTA	6,244	7,196

LATAM	2,492	2,817

APAC	3,085	3,032

Total	25,328	26,378

INDUSTRY OVERVIEW

Agricultural Equipment

The operators of food, dairy, livestock and grain crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies and tax incentives. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round, but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail-selling season, which extends from November through February. The production levels of Agricultural Equipment are based upon estimated retail demand, which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of labor and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America prefer relatively simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allows us to provide customers in each significant market with equipment that meets their specific requirements.

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Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, we believe that the use of technology and other precision farming solutions (including the development of autonomously operated equipment) to enhance productivity and profitability are becoming more important in the buyers’ purchasing decision. Failure to design, develop and implement this technology may affect the prospects of our Company. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. In APAC, long term demographic trends, increasing urbanization, and low level of farm mechanization represent the key drivers of demand for agricultural equipment. Government subsidies (including crop insurance) are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 10% to over 30% of the annual income for these farmers in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends largely on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.

Agricultural equipment manufacturers are subject to continuous changes in engine emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs to their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique regulations, which adds a level of complexity required to meet global product needs.

Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates, renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies somewhat by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.

The demand for biofuels has created an associated demand for agriculturally based feedstocks, which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors affecting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil falls, biofuels become a less attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.

The increase in crop production for biofuels has also driven changes in the type of crops grown and in crop rotations. The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.

Although the demand for new agricultural equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Agricultural Equipment.

Construction Equipment

The construction equipment market consists of two principal businesses: heavy construction equipment (excluding the mining and the specialized forestry equipment markets in which we do not participate), with equipment generally weighing more than 12 metric tons, and light construction equipment, with equipment generally weighing less than 12 metric tons.

In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is relatively less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers typically emphasize productivity, performance and reliability. In other markets, where the relative costs for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.

Customer demand for power and operating capacity does not vary significantly from market to market. However, in many countries, restrictions on equipment weight or dimensions, as well as road regulations or job site constraints can limit demand for larger machines.

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Although the demand for new construction equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Construction Equipment.

Heavy Construction Equipment

Heavy construction equipment typically includes large wheel loaders and excavators, graders, compactors and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.

Sales of heavy construction equipment depend particularly on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand has historically been linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to growth in gross domestic product.

Light Construction Equipment

Light construction equipment includes skid-steer loaders, compact track loaders, tractor loaders, rough terrain forklifts, backhoe loaders, telehandlers and small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant and the cost of labor is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.

Equipment rental is a significant element of the construction equipment market. Compared to the United Kingdom and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large, national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the sizes of their rental fleets based on rental utilization rates.

Seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or engine emissions.

The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, compact track loaders, mini-crawler excavators and telehandlers.

General economic conditions, infrastructure spending rates, housing starts, commercial construction and governmental policies on taxes, spending on roads, utilities and construction projects can have a dramatic effect on sales of construction equipment.

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Commercial Vehicles

Trucks and Commercial Vehicles

The world truck market is generally divided into three segments: light (gross vehicle weight (“GVW”) up to 6 metric tons), medium (GVW 6 to 16 metric tons) and heavy (GVW of 16 metric tons and above). The medium and heavy-duty trucks segments are characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the light-duty segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of medium and heavy trucks often require vehicles with a higher degree of customization than the more standardized products that serve the light commercial vehicle market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage and/or distribution.

The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development and geographical region, all of which lead to differing transport requirements.

Medium and heavy truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in higher capacity vehicles and renew vehicle fleets. The product life cycle for medium and heavy trucks typically covers a seven to ten-year period.

Although economic cycles have a significant influence on demand for medium and heavy vehicles in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport needs tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for medium and heavy trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, the need to transport tends to increase in these markets, resulting in increased demand for light vehicles.

Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so in the future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although the demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as the Commercial Vehicles segment.

Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle, and are important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort and brand loyalty through the vehicle design.

Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In LATAM, demand is relatively stable throughout the year aside from increased demand for heavy truck products in the first and fourth quarters from customers who transport foodstuffs. In APAC, sales tend to be higher in the second and fourth quarters due to local holiday periods.

Although we believe that diesel remains for the foreseeable future the primary fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and a growing public opinion in favor of environmental friendly solutions are pushing for a rapidly increased penetration of alternative and renewable fuels (compressed natural gas (“CNG”), liquefied natural gas (“LNG”), methane, etc).

The car industry is leading the autonomous vehicle development, but commercial vehicles are also making advances in platooning and autonomous technologies. We expect this development to intensify. We believe that the growing automation in transportation and infrastructure solutions through the use of self-driving vehicles will also allow the industry to provide greater safety, fuel savings, and transport efficiency.

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Buses

The global bus market is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 up to 150 seating/standing passengers. The Iveco Bus (previously Iveco Irisbus) and Heuliez Bus target markets include urban, intercity buses and long-distance touring coaches. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those like Iveco Bus that produce the entire vehicle.

The principal customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in urban areas.

Deregulation and privatization of transport services in many markets has favored concentration towards large private companies operating in one country, in more than one neighboring country or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the market.

Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules and buses production lead-time.

Powertrain

The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used, and in many cases are particularly influenced by engine emission requirements. For vehicle and equipment applications, product development is driven by regulatory requirements (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs. This, in turn, translates into customers seeking more efficient propulsion systems that enable lower total cost of ownership and higher productivity.

For on-road applications in fully developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.

In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas and hybrid solutions).

Demand for off-road applications in the construction business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity. We believe that the evolution in emission regulations in Europe, the U.S. and Asia (Euro VI, Stage IV and Tier 4B) presents an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). The increasing trend among mid-sized OEMs (Original Equipment Manufacturers) to outsource engine development, as a result of the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers. In addition, engine manufacturers occasionally supplement their available range with certain engines sourced from third party suppliers.

The Company believes that its Powertrain segment not only supplies to the other industrial segments of the Company state-of-the art engines and transmissions at highly competitive costs, but also ensures the Company as a whole full strategic independence in a key area where competition is particularly intense and further challenges, driven by increasingly stringent regulations, are expected.

COMPETITION

The industries in which we operate are highly competitive. We believe that we have a number of competitive strengths that will enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential.

We compete with: (i) large global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

Our competitive strengths include well-recognized brands, a full range of competitive products and features, and a strong global presence and distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. We continually seek to improve in each of these

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areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. Buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain our competitive position in the current difficult economic environment could result in lower than anticipated price realization.

Our principal competitors in the agricultural equipment market are John Deere, AGCO (including the Massey Ferguson, Fendt, Valtra and Challenger brands), Claas, the Argo Group (including the Landini, McCormick and Valpadana brands), the Same Deutz Fahr Group (including the Same, Lamborghini, Hurlimann and Deutz brands) and Kubota.

Our principal competitors in the construction equipment market are Caterpillar, Komatsu, JCB, Hitachi, Volvo, Liebherr, Doosan, Kubota and John Deere.

Our principal competitors in the commercial vehicles market are Daimler (including the Mercedes-Benz, Mitsubishi Fuso, Freightliner, Western Star, Setra and Bharat-Benz (India) brands); Volkswagen (including the MAN and Scania brands); Paccar (including the DAF, Kenworth, Ken Mex and Peterbilt brands); the Volvo Group (including Volvo, Renault, MACK and UD Trucks brands); Rosenbauer International AG; Rheinmetall; Oshkosh; Nexter; General Dynamics; BAE Systems; Caterpillar; and Navistar.

The principal competitors of Powertrain include Cummins, Daimler, Deutz, Perkins, John Deere, Volvo, and Yanmar.

PRODUCTS

Agricultural Equipment

Agricultural Equipment’s product lines are sold primarily under the Case IH and New Holland brands and under the Steyr brand in Europe. Following our acquisition of substantially all of the assets of Miller in November 2014, certain agricultural equipment products are also sold under the Miller brand, primarily in North America. Following our acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum, and JF brands. In order to capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, we sell our agricultural equipment products under the Case IH (and Steyr for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.

Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.

Distinctive features that are specific to a particular brand such as the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and the front axle mounted hitch for Steyr remain an important part of each brand’s unique identity.

Our Agricultural Equipment’s product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and sprayers. Our Agricultural Equipment business also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.

Construction Equipment

Construction Equipment’s product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including a crawler excavator that utilizes technology from Sumitomo (S.H.I.) Construction Machinery Co. Ltd. and mini-excavators that use technology from Hyundai Heavy Industries, Inc. The New Holland Construction brand family also markets a full product line of construction equipment in most regions.

Construction Equipment products often share common components to achieve economies of scale in manufacturing, purchasing and development. Construction Equipment differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

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Heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, compactors, graders and dozers for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. The brands each offer parts and support services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one (1) to two (2) years.

We continue to evaluate our Construction Equipment business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to leverage its position in key markets.

Commercial Vehicles

Trucks and Commercial Vehicles (Iveco and Iveco Astra)

Under the Iveco brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. Our key products include the Daily, a vehicle that covers the 2.8 – 7 ton vehicle weight segment, the Eurocargo, a vehicle that covers the 6 – 16 tons market, the Trakker, a vehicle dedicated to off-road, and the Stralis, a vehicle dedicated to the over 16 tons market. The product offering is complemented by a series of aftersales and used vehicle assistance services.

Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for holiday travel.

The medium and heavy vehicles product lines include on-road chassis cabs designed for medium and long distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.

We offer ecological diesel and natural gas engines on our entire range of vehicles, developing engines with specific components and configurations optimized for use with CNG and LNG.

Under the Iveco Astra brand, we build vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. Our product range for Iveco Astra includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.

Buses (Iveco Bus and Heuliez Bus)

Under the Iveco Bus and Heuliez Bus brands, we offer local and Inter-city commuter buses, minibuses, school buses and tourism coaches. Iveco Bus is one of the major European manufacturers in the passenger transport sector and is expanding its activities globally. Heuliez Bus produces city buses for public transportation, and is a leader in France for the urban bus market.

Specialty Vehicles (Magirus and Iveco Defence Vehicles)

Under the Magirus brand, we manufacture vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions. Iveco Defence Vehicles develops and manufactures specialized vehicles for defense missions and civil protection.

Powertrain

Powertrain is dedicated to the design, development, manufacture and sale of engines, transmissions and axles under the FPT Industrial brand.

Our product range features engines ranging from 2.2 to 20 liters with an output of 42 to 1,006 hp. Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications. The range is completed by engine versions that use alternative fuels, including those running on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil (HVO).

While meeting the strict emission regulations for both on-road (Euro VI and EPA 13) and off-road vehicles (Stage IV and Tier 4B), Powertrain’s technological solutions aim to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market. For example, depending on customer needs, for light-duty commercial vehicles, Powertrain offers an external cooled exhaust gas recirculation system coupled with two tailpipe after-treatment solutions; diesel particulate filter and NOx storage catalyst (NSC), for customers that are looking to a maximized vehicle payload or diesel particulate filter and a selective catalyst reduction (SCR) system to reduce the total cost of ownership. For heavy-duty commercial applications, Powertrain has developed a high efficiency selective catalyst reduction system (HI-eSCR), that processes exhaust gases using a catalyzing liquid, lowering operating and maintenance costs. This unique SCR-only solution is designed to meet required emissions levels without the cost and bulk of an exhaust gas recirculation valve, and, in particular, for the off-road market, this solution does not require a diesel particulate filter.

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Additionally, Powertrain produces a wide range of manual transmissions for light commercial vehicles, having six gears, and ranging from 200 to 500 Nm. Our Powertrain segment manufactures a range of axle products to meet customer requirements, including axle products for commercial vehicles, such as the Daily, and axle products for heavy mining, construction and specialty vehicles (military and fire-fighting) designed by Commercial Vehicles.

SALES AND DISTRIBUTION

Agricultural Equipment and Construction Equipment

Agricultural Equipment sells and distributes products through approximately 2,300 full-line dealers and distributors with over 5,600 points of sale. Construction Equipment sells and distributes products through over 400 full-line dealers and distributors with approximately 1,200 points of sale. Agricultural Equipment and Construction Equipment dealers are almost all independently owned and operated. Some Agricultural Equipment dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell retail product to customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.

Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products. Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand. In each region, we seek to optimize our distribution strategy in order to reduce structural costs, while maximizing sales and customer satisfaction. For example, we combined the dealer network in the US and Europe between our two New Holland brands in the agricultural and construction equipment business.

In North America and Australia, a trade-in of used equipment typically accompanies the sale of new equipment to end-users. We often provide marketing assistance to our dealers to support the sales of used, trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methodologies.

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers may sell complementary products manufactured by other suppliers in order to complete their product offerings or to satisfy local demand for a particular specialty application or segment.

A strong dealer network with wide geographic coverage is a critical element in the success of Agricultural Equipment and Construction Equipment. We work to enhance our dealer network through the expansion of our product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs have been introduced and they are expected to incorporate customer input into the relevant product development and service delivery processes.

As the equipment rental business becomes a more significant factor in both the agricultural and construction equipment markets, Agricultural Equipment and Construction Equipment are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment, and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agricultural Equipment and Construction Equipment have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, we expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agricultural Equipment and Construction Equipment maintain a limited number of company-owned dealerships in some markets. As of December 31, 2016, we operated 2 and 5 company-owned Agricultural Equipment and Construction Equipment dealerships, respectively, primarily in North America and Europe. We also operate a selective dealer development program in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands that typically involve a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.

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Commercial Vehicles

Commercial Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2016, Commercial Vehicles had approximately 700 dealers globally (of which 21 were directly owned by us and 14 were branches). All of these dealers sell spare parts for the relevant vehicles. Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.

A key element of Commercial Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe and Latin America, continued consolidation of the distribution network is aimed at improving service to customers, increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded in order to fully exploit growth in these markets.

In the United Kingdom, Commercial Vehicles is one of the few OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.

In accordance with European legislation, Commercial Vehicles’ dealers have a specific sales territory. Additionally, European law allows our Commercial Vehicles’ dealers to carry multiple brands.

Powertrain

Powertrain provides propulsion solution products for Agricultural Equipment, Construction Equipment and Commercial Vehicles. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with several third party customers.

Powertrain has a network of approximately 100 dealers and 900 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.

PRICING AND PROMOTION

The retail price of any particular piece of equipment and vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment and vehicles to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of business, we engage in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of certain products in certain areas.

We regularly advertise our products to the community of farmers, builders, transporters and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the Internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with distributors and dealers. The promotion strategy for each brand varies according to the target customers for that brand.

PARTS AND SERVICES

The quality and timely availability of parts and services are important competitive factors for each of our businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply parts, many of which are proprietary, to support items in the current product line as well as for products we have sold in the past. In certain markets, we also offer personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. Many of our products can have economically productive lives of up to 20 years when properly maintained, and each unit has the potential to produce a long-term parts and services revenue stream for us and our dealers.

As of December 31, 2016, we operated and administered 59 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 11 parts depots in NAFTA, 22 in EMEA, 5 in LATAM, and 21 in APAC. The network includes 35 parts depots that support Agricultural Equipment, 27 that support Construction Equipment, 24 that support Commercial Vehicles and 3 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all of the parts required to support our products.

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In December 2009, we formed a 50/50 joint venture, CNH Reman LLC, with a third party for full-scale remanufacturing and service operations in the United States. CNH Reman LLC primarily remanufactures engine, engine components, driveline, hydraulic, rotating electrical and electronic products. The joint venture is primarily focused on serving the North American agricultural and construction equipment industries. Remanufacturing is a way to support sustainable development and gives customers the opportunity to purchase high quality replacement assemblies and components at reduced prices.

As of December 31, 2016, Commercial Vehicles had over 4,900 service outlets. In addition to Commercial Vehicles standard one-year full vehicle warranty and two-year powertrain warranty, which are extended in certain jurisdictions including the U.K. and Germany to match competitors’ practices, Commercial Vehicles offers personalized aftersales customer assistance programs.

JOINT VENTURES

As part of a strategy to enter and expand in new markets, we are also involved in several commercial and/or manufacturing joint ventures, including the following:

∎	in Japan, we own 50.0% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;

∎	in Pakistan, we own 43.2% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;

∎	in Turkey, we own 37.5% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors;

∎

in Mexico, we own 50.0% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes our agricultural equipment through one or more of its wholly-owned subsidiaries;

∎	in China, we own 50.0% of Naveco (Nanjing Iveco Motor Co.) Ltd., a company that manufactures light and other commercial vehicles in China;

∎

in China, we control 60.0% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from us to be sold in the Chinese market and to be exported to Europe, the U.S. and Latin America; and

∎	in South Africa, we own 60.0% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy duty commercial vehicles and buses.

During 2016, CNH Industrial and SAIC decided to restructure our joint ventures in China in order to address the rapid evolution of China’s commercial vehicle market. In this context, the following transactions were put in place:

∎	Naveco is now focused on the Iveco brand, and to that purpose carved out and sold the Yuejin business to SAIC; and

∎	SAIC Iveco Hongyan Commercial Vehicle (“SIH”), received a capital injection from SAIC reducing our shareholding to 6% (33.5% prior to the injection).

FINANCIAL SERVICES

Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. Financial Services also provides financing to dealers for equipment used in dealer owned rental yards, parts inventory, working capital and other financing needs. Additionally, Financial Services purchases equipment and vehicles from dealers that are leased to retail customers under operating lease agreements. As a captive finance business, Financial Services is reliant on the operations of Agricultural Equipment, Construction Equipment and Commercial Vehicles, their dealers, and customers.

Financial Services supports the growth of Industrial Activities sales and builds dealer and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of our equipment and vehicles by improving its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. The segment works to develop and structure financial products with the objective of increasing equipment and vehicle sales as well as profitability and customer loyalty. Financial Services also offers products to finance third party equipment and vehicles sold through our dealer network or within our core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on our products or equipment used in conjunction with or attached to our products.

In North America, Financial Services’ activity is carried out through our wholly-owned financial services companies that support sales through dealer and customer financing, as well as operating leases.

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CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group is the captive finance unit for the Company’s current retail businesses in major European countries. CNH Industrial Capital Europe S.a.S. is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method. It operates in Italy, France, Germany, Belgium, the Netherlands, Luxembourg, the U.K., Spain, Poland and Austria. Agricultural Equipment and Construction Equipment’s vendor programs with banking partners are also in place in France, Portugal, Denmark and Poland. Dealer financing and customer financing activities not managed by the joint venture with BNP Paribas or the vendor programs are managed through our captive financial services subsidiaries.

In Spain, financial services related to Commercial Vehicles are managed through Transolver Finance Establecimiento Financiero de Credito S.A., a joint venture with the Santander Group (49% owned by CNH Industrial N.V. and accounted for under the equity method) which offers retail and dealer financing services.

In some Eastern European countries, financial services for customers of Commercial Vehicles are managed by fully consolidated captive financial services companies and by vendor programs for retail financing with major banking institutions.

In Brazil, our captive financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”), offers both dealer and customer financing for customers of Agricultural Equipment, Construction Equipment and Commercial Vehicles. For customer financing, Banco CNH Industrial Capital mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. Vendor programs offered jointly with banking partners are also in place.

In Argentina, CNH Industrial Capital Argentina provides wholesale and retail financing to the customers of our segments alongside vendor programs.

In Australia, Agricultural Equipment, Construction Equipment and Commercial Vehicles offer dealer and end-customer financing through a captive financial services company.

In China, financial services are provided through various vendor programs and CNH Industrial Capital (Shanghai) Commercial Factoring Company Limited, which was established in November 2016.

Customer Financing

Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agricultural Equipment, Construction Equipment and Commercial Vehicles. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.

Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. Financial Services generally receives compensation from Agricultural Equipment, Construction Equipment or Commercial Vehicles equal to a competitive interest rate for periods during which finance charges are waived or reduced on the retail notes or leases. The cost is recognized as a reduction in net sales for the applicable segment.

Dealer Financing

Financial Services provides wholesale floor plan financing for nearly all of our dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. After the “interest-free” period, if the equipment or vehicles remain in dealer inventory, the dealer pays interest costs. Financial Services generally receives compensation from the applicable Industrial Activities business equal to a competitive interest rate for the “interest-free” period.

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale. Financial Services employees or third party contractors conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced and their frequency varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

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Sources of Funding

The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries in which we operate, interest rate volatility and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed asset-backed and unsecured facilities, secured and unsecured borrowings, affiliated financing and retained earnings. We will continue to evaluate alternative funding sources to help ensure that Financial Services maintains access to capital on favorable terms in support of its business, including through new funding arrangements, joint venture opportunities, vendor programs or a combination of the foregoing.

Financial Services has periodically accessed the public financial markets and ABS markets in the United States, Canada and Australia, as part of its wholesale and retail financing programs when those markets offer funding opportunities on competitive terms. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions, legislative changes and the segment’s financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.

Competition

The financial services industry is highly competitive. Financial Services competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.

LEGAL PROCEEDINGS

As a global company with a diverse business portfolio, we are exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described in Note 30 “Commitments and contingencies” to the Consolidated Financial Statements for the year ended December 31, 2016.

The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect our financial position and results of operations.

Although the ultimate outcome of legal matters pending against us and our subsidiaries cannot be predicted, management believes the reasonable possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on our Consolidated Financial Statements.

European Commission settlement: Since January 2011, Iveco, the Company’s wholly owned subsidiary, and its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

In the first quarter of 2016, we recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, the Company recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid on October 20, 2016. Following this settlement, we have been named as defendants in private litigation commenced in Israel and Ireland that remains at an early stage and we expect to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time.

INSURANCE

We maintain insurance with third party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors and officers liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is a subsidiary of FCA to place a portion of our insurance coverage.

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PLANTS AND MANUFACTURING PROCESSES

As of December 31, 2016, we owned 64 manufacturing facilities. We also own other significant properties including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. The carrying amount of these assets was approximately $102 million and $81 million at December 31, 2016 and 2015, respectively.

We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2016, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $874 million of which 63% was spent in EMEA, 20% in NAFTA, 10% in LATAM and 7% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2015, our total capital expenditures were $1,116 million. The decrease in capital expenditures in 2016 from 2015 is primarily related to the investment cycles of our products, including capital for engine and product regulatory related enhancements, and reduction in discretionary spending, including capital related to long-term and capacity expansion investment as we are complete on our footprint expansion in the agricultural business with the plants opening in China and India.

The following table provides information about our significant manufacturing and engineering facilities as of December 31, 2016:

Location	Primary Functions	Approximate Covered Area (Sqm/000)

Italy

S. Mauro	Excavators; R&D center	57

Modena	Components (Agricultural Equipment and Construction Equipment)	102

S. Matteo	R&D center (Agricultural Equipment)	51

Jesi	Tractors	77

Lecce	Wheel loaders, compact track loaders, telehandlers; graders; R&D center	130

Piacenza	Quarry and construction vehicles; R&D center	64

Brescia	Medium vehicles, cabs, chassis; R&D center	276

Suzzara	Light vehicles; R&D center	170

Brescia	Firefighting vehicles; R&D center	28

Bolzano	Defense vehicles; R&D center	83

Pregnana Milanese	Engines	31

Torino	R&D center (Commercial Vehicles)	100

Torino	R&D center (Powertrain)	28

Torino	Engines	142

Torino	Transmissions and axles	239

Foggia	Engines; drive shafts	151

United States

New Holland	Hay & Forage; R&D center	104

Grand Island	Tractors and combines	128

Benson	Sprayers, cotton pickers; R&D center	41

Burlington	Backhoe loaders, forklift trucks; R&D center	91

Fargo	Tractors, wheeled loaders; R&D center	88

Goodfield	Soil management equipment; R&D center	39

Racine	Tractors, transmissions	105

Mt. Joy	R&D center (Agricultural Equipment)	11

Wichita	Skid steer loaders; R&D center	46

Burr Ridge (Hinsdale)	R&D center (Agricultural Equipment, Construction Equipment and Diesel engines)	43

St. Nazianz	Self-propelled sprayers	24

France

Coex	Grape Harvesters; R&D center	26

Croix	Cabins (Agricultural Equipment)	12

Tracy-Le-Mont	Hydraulic cylinders (Agricultural Equipment and Construction Equipment)	16

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Location	Primary Functions	Approximate Covered Area (Sqm/000)

Annonay	Buses; R&D center	137

Venissieux	R&D center (Commercial Vehicles)	11

Rorthais	Buses; R&D center	29

Fourchambault	Engines (remanufacturing)	22

Bourbon Lancy	Engines; R&D center	102

Fecamp	Engines (power generation units)	25

Brazil

Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70

Curitiba	Combines and tractors; R&D center	103

Piracicaba	Sugar cane harvesters; R&D center	12

Sorocaba	Crawler loaders, backhoe loaders, excavators, Agricultural Equipment; R&D center	160

Sete Lagoas	Heavy, medium and light vehicles; R&D center	100

Sete Lagoas	Defense vehicles	19

Sete Lagoas	Engines; R&D center	14

Germany

Ulm	Firefighting vehicles; R&D center	35

Ulm	R&D center (Commercial Vehicles)	144

China

Harbin	Combines, tractors, balers; R&D center	250

Chongqing	Engine; R&D centers	76

Foshan	Sugar cane harvesters	11

Urumqi	Cotton pickers	11

Argentina

Cordoba	Engines	20

Ferreira	(Medium/Heavy) Trucks and buses	44

Cordoba	Agricultural Equipment, tractors and combines	30

Belgium

Antwerp	Components (Agricultural Equipment)	79

Zedelgem	Combines, forage harvesters and balers; R&D center	159

Spain

Madrid	Heavy vehicles; R&D center	134

Valladolid	Light vehicles, heavy cab components	74

India

Pithampur	Backhoe loaders, earth compactors	29

Noida	Tractors; R&D center	82

Others

Basildon (U.K.)	Tractors; R&D center	129

Plock (Poland)	Combines, balers and headers; R&D center	109

Saskatoon (Canada)	Sprayers, seeders; R&D center	61

Dandenong (Australia)	Trucks; R&D center	42

St. Valentin (Austria)	Tractors; R&D center	56

Vysoke Myto (Czech Republic)	Buses; R&D center	124

Queretaro (Mexico)	Components (Agricultural Equipment and Construction Equipment)	15

Naberezhnye Chelny (Russia)	Tractors and combines	50

La Victoria (Venezuela)	Assembly of light and heavy vehicles and buses	56

Rosslyn (South Africa)	Trucks and buses	55

Arbon (Switzerland)	R&D center (Powertrain)	6

Report on Operations   Business Overview   35

World Class Manufacturing

In striving to consolidate and maintain high standards of excellence in its manufacturing systems, CNH Industrial applies principles of World Class Manufacturing (“WCM”), the innovative program for continuous improvement that encompasses the most effective manufacturing methodologies. These include: Total Quality Control (“TQC”), Total Productive Maintenance (“TPM”), Total Industrial Engineering (“TIE”), and Just In Time (“JIT”). Applying rigorous methods and procedures, WCM aims to eliminate all types of waste and loss, including zero injuries, zero defects, zero breakdowns, zero waste, reduced inventories, and punctual delivery of parts by suppliers to plants, and thereafter to dealers and end users. The WCM system is applied to all departments, embracing numerous topics including safety in the workplace, the environment, quality, logistics, in-house and specialist maintenance, human resources, and process and product engineering (involving the reorganization of work stations, the installation of new machinery, and new product launches). Actions for continuous improvement are driven by the Cost Deployment pillar of WCM, which precisely identifies all plant wastes and losses, guides the activities of the corporate functions in charge of containing and eliminating the sources of waste, evaluates project feasibility, and assesses and certifies the results achieved by carefully monitoring specific performance indicators.

One of the main features of WCM is the way it incentivizes employees to engage and take responsibility, contributing directly to process optimization through a consistent system for collecting suggestions. This allows individuals to acquire and develop skills and good practices that are then shared across plants, forming a network of expertise and knowledge for the benefit of the Group. In 2016, about 465,300 suggestions were collected across the plants where WCM principles are applied, with an average of 12.7 per employee. The projects implemented in 2016 within WCM generated savings of $112 million.

Each WCM pillar involves a seven-step approach and auditing process, culminating in several awards (bronze, silver, gold, and world class). In December 2016, 52 plants were participating in the program, involving 80% of Group’s plants and 97% of revenues from sales of products manufactured in Group’s plants; 22 of them received bronze awards and 14 received silver awards (Bourbon-Lancy, Brescia, Contagem, Foggia, Madrid, Noida, Saskatoon, Sete Lagoas (FPT), St. Valentin, Suzzara, Torino - transmissions and axles, Torino Engines NEF, Valladolid, and Wichita).

Environmental impacts of manufacturing processes

The Group’s manufacturing facilities are subject to a variety of laws designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. CNH Industrial is committed to continuously improving the environmental performance of its manufacturing processes, beyond the requirements of legislation, adopting the best technologies available and acting responsibly to preserve natural resources and to fight climate change. These are important priorities due to the nature and extent of their environmental and economic impact, and highlighted by their political, technological, and economic implications, in terms of both sustainable procurement and impact mitigation. Environmental protection at CNH Industrial is focused on prevention, conservation, information and people engagement, thus facilitating long-term management. CNH Industrial principles are included in its Environmental Policy that describe the short, medium, and long-term commitments toward the responsible management of environmental aspects, such as: energy, natural resources, raw materials, hazardous substances, polluting emissions, waste, natural habitats and biodiversity.

These aspects are included in the environmental management system and energy management system of CNH Industrial and in the environmental pillar of WCM; the systems require compliance with guidelines, procedures, and operating instructions, and regular internal audits and reviews by management. This dual approach enables the effective management of all environmental aspects deriving from manufacturing processes, the adequate evaluation of outcomes and the achievement of challenging targets set within the Sustainability Plan.

The highest responsibility for initiatives focusing on energy efficiency, management of CO2 emissions and environmental protection lies with the Group Executive Council.

Receipt of a certification for environmental or energy management confirms that an organization has a system capable of keeping the impacts of its operations under control, and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable. The participation in the ISO 14001 and ISO 50001 certification process is on a voluntary basis. As of December 31, 2016, 55 plants were ISO 14001 certified, while energy management system according to ISO 50001 was rolled out to 47 plants, representing about 98% of energy consumption.

Consolidated monitoring and reporting systems are used to keep track of environmental performance, measure the effectiveness of actions taken to achieve targets, and plan new initiatives for continuous improvement, through the management of appropriate Key Performance Indicators (KPIs). These indicators can be analyzed at different aggregate levels (plant, segment, region, or Group), which allows for the simultaneous and parallel engagement of different corporate functions at various levels to meet targets.

In 2016, the main environmental KPIs maintained the positive trend recorded in recent years, in line with the targets set in the Sustainability Plan, reconfirming CNH Industrial’s significant commitment to environmental protection.

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Environmental and energy performance(1)	2018 Target (vs. 2014) (%)		2016/2014 (%)	2016	2015	2014

Energy consumption (GJ per hour of production)	-6.5		-7.0	0.1196	0.1190	0.1286

CO2 emissions (tons per hour of production)		(2)	-14.4	0.0078	0.0078	0.0091

Electric energy consumption from renewable sources (%)		(3)	20.3	55.8	44.8	46.4

VOC emissions (g/m2)		(2)	-11.5	38.4	41.4	43.4

Water withdrawals (m3 per hour of production)	-3		1.9	0.100	0.106	0.098

Hazardous waste generation (kg per hour of production)	-17		-16.4	0.33	0.37	0.40

(1)

Environmental performance relates to 56 fully consolidated plants, representing 98% of revenues from sales of products manufactured in Group’s plants. Energy performance relates to 54 fully consolidated plants, representing 96% of revenues from sales of products manufactured in Group’s plants.

CO2 emissions were calculated according to GHG Protocol standards, implemented through CNH Industrial guidelines, whereas the indirect emissions associated with energy production emission factors were calculated as per the standards published in December 2016 by the International Energy Agency.

The hours of production refer to the number of manufacturing hours, defined as hours of presence of hourly employees within the manufacturing scope required to manufacture a product.
2014 and 2015 data for energy consumption and CO2 emissions restated following a change in methodology.

(2)	Target currently being revised.

(3)	50% of electric energy consumption derived from renewable sources by 2020.

CNH Industrial’s expenditure on environmental protection measures totaled approximately $38 million in 2016 and included: $27 million on waste disposal and emissions treatment and $11 million for prevention and management of environmental impacts and hazards. Investment to improve energy performance represented 5% of the total energy expenditure and led to a reduction of more than 164 thousand GJ in energy consumed for the year and 10 thousand tons of CO2.

Numerous initiatives were rolled out in 2016 to optimize environmental and energy management. At the plant in Annonay (France), waste generation was significantly reduced through two major initiatives. First, the use of reusable plastic liners in the paint-mixing drums led to a reduction of approximately 45 tons in hazardous waste previously generated by packaging containing residues or contaminated by dangerous substances, and to more than $44,000 in savings per year. Secondly, the introduction of new packaging for air-conditioning parts (in partnership with the supplier) reduced waste generation from wood packaging by about 63 tons, leading to approximately $96,000 in savings per year. These major initiatives, along with other minor ones, led to almost 4.5% less waste generated per vehicle manufactured. As regards energy management, in 2016 the plant in Belo Horizonte (Brazil) applied the WCM’s 5W1H method (What, Where, When, Why, Who, and How) to analyze painting pre-treatment at high temperatures to identify the causes behind the high consumption of natural gas (also compared to other CNH Industrial plants). The preliminary analysis highlighted how the three high-temperature stages (65°C) could be reduced to one, simply by using different chemical products. This enabled the degreasing and phosphating processes to take place in a single tank, thus reducing the amount of water to be heated and optimizing steam production. Multiple quality tests were performed on three different chemical product suppliers, to identify the best price/performance ratio while delivering the same painting quality on the final products. The solution of choice was implemented at the end of June, exceeding all expectations: with a total investment of a little over $2,500, 2016 alone recorded 2,662 GJ less energy consumption, $14,600 in net savings, and a reduction in CO2 emissions of 150 tons. Further savings of $34,000 per year were due to less maintenance required by the steam-water heat exchangers, the reduction in wastewater to be treated, and the lower consumption of chemical products.

CNH Industrial climate change disclosures were made in conformance with the Climate Disclosure Standards Board (CDSB) framework requirements, applying the principles of relevance and materiality.

SUPPLIERS

CNH Industrial adopts a responsible approach to the management of its supply chain, establishing relationships that go beyond commercial transactions, fostering long-lasting and mutually satisfying collaborations with qualified partners that share the Group’s principles. CNH Industrial has adopted the Supplier Code of Conduct that provides the framework for responsible supply chain management. In addition to compliance with local legislation, the Supplier Code of Conduct calls for observance of human rights and working conditions, respect for the environment and business ethics. All suppliers carrying on business with CNH Industrial are deemed to agree and accept the contents of the Supplier Code of Conduct and such agreement and acceptance is evidenced by the supplier continuing to do business with CNH Industrial.

Report on Operations   Business Overview   37

At December 31, 2016, CNH Industrial had approximately 5,310 global direct suppliers, focusing the relationships on quality improvement, cost reduction, product innovation and production flexibility.

CNH Industrial’s standards of environmental and social responsibility have been fully integrated into its supply chain management. Supplier selection is an operational phase of the procurement process and is regulated by specific procedures. It is based not only on the quality and competitiveness of their products and services, but also on their compliance with CNH Industrial’s social, ethical and environmental principles. The assessment process is built on objective criteria and tools aimed at ensuring fairness and equal opportunities for all parties involved.

Furthermore, in order to assess whether suppliers meet the sustainability standards set by CNH Industrial and, where necessary, take steps towards improvement and realignment, a monitoring process has been designed and implemented. During the first step of the process, suppliers are requested to assess their policies and practices on sustainability through a questionnaire, mainly focused on the following issues: human rights, environment, compliance and ethics, diversity, health and safety. The questionnaires are analyzed and used to perform a risk assessment, which allows identifying critical suppliers whose compliance with sustainability criteria requires assessment, through follow-up on-site audits. The audits are performed at suppliers’ plants by either CNH Industrial Supplier Quality Engineers (SQEs) or independent external auditors. In 2016, 380 suppliers were assessed through the questionnaire and 70 audits were performed worldwide. The analysis of the results highlighted the widespread implementation of sustainability initiatives, with a significant number of suppliers adopting their own social and environmental systems, setting specific targets and drafting periodic reports. In some cases, corrective action plans for areas in need of improvement were formulated in collaboration with suppliers; they are monitored via follow-ups between supplier and auditor. The monitoring process is considered also a way to promote the continuous improvement along the supply chain.

In line with previous years, several initiatives continued to promote the exchange of ideas and information, including Technology Days (4 events organized in 2016) attended by approximately 200 people where suppliers that are industry-leaders in innovation, technology and quality discussed specific topics and shared information on recent technological developments. Moreover, Supplier Advisory Councils were organized in all the regions. The Councils are intended to promote the exchange of information and opinions with leading suppliers that account for a significant percentage of the value of annual purchases in each region and for each segment.

Other initiatives were in place to incentivize supplier innovation such as the Supplier Performance (Su.Per) program, that encourages suppliers to be proactive by sharing the economic benefits generated by innovative methods and technologies that they have proposed. In 2016, 8 suppliers benefited from this program and 14 supplier proposals were implemented, generating economic benefits in favor of suppliers valued approximately $180 thousand.

Continuous improvement is also seen in WCM Purchasing, which has continued providing its advice to suppliers intending to implement the WCM system. During the year, WCM was implemented at additional supplier plants, reaching a total of 176 supplier sites. This means they now apply what is considered to be one of the world’s leading set of manufacturing standards.

In addition, another important supplier engagement activity carried out in 2016 concerning the mitigation of environmental impacts was the CDP Supply Chain initiative. In keeping with the previous year, more than 150 suppliers were selected to fill out the CDP questionnaire, in order to get a clear picture of their strategies to tackle climate change and of their current, or still to be implemented, initiatives to reduce CO2 emissions.

Report on Operations   Business Overview   38

RESEARCH AND DEVELOPMENT

In a continuously and rapidly changing competitive environment, CNH Industrial’s research activities are a vital component in its strategic development.

Research and development times are reduced, where possible, to accelerate time-to-market, while taking advantage of specialization and experience in different markets. Technical and operational synergies and rapid technical communication form the basis of our research and development process. CNH Industrial’s innovation process consists of a series of clear-cut steps, from the evaluation of innovative concepts up to the final step before product development. CNH Industrial believes innovation is essential to offering customers highly technological, eco-friendly, safe, and ergonomic products with a low Total Cost of Ownership (TCO). In this spirit, research activities focus primarily on the development of products that can: reduce polluting emissions; optimize energy consumption and efficiency; use alternative fuels; adopt alternative traction systems; incorporate advanced telematics systems and precision farming and ensure safe use. The development of autonomous commercial vehicles is particularly relevant for missions on freeways, and the first major application will be “Platooning”. The key concept is the development of an autonomous driving system that enables several trucks to link and travel in line, where all trucks automatically perform the commands carried out by the lead driver. This system increases fuel efficiency by minimizing aerodynamic drag, improves road safety by reducing driver fatigue, and makes freight transport logistics more efficient by shortening distances between vehicles. Furthermore, extending autonomous drive to other functions helps cut accidents caused by human error, such as sudden braking or lane departure.

The following table shows the number of collaborative research projects in which CNH Industrial was involved during 2016 and 2015:

(number)	2016	2015

Reduction of polluting emissions	11	7

Optimization of consumption and energy efficiency	33	20

Alternative fuels	4	7

Alternative propulsion systems	1	10

Telematic systems and Precision Farming	1	5

Others	40	36

Total	90	85

In 2016, our expenditure on research and development (including capitalized development costs and costs charged directly to operations during the year) totaled $891 million, or 3.7% of net revenues from Industrial Activities.

Research and development activities involved approximately 6,000 employees at 49 sites around the world of which approximately 900 employees at 10 site in emerging countries1.

The following table shows the our total research and development expenditures, including capitalized development costs and costs charged directly to operations during the year, by segment for the years ended December 31, 2016 and 2015:

($ million)	2016	2015

Agricultural Equipment	383	395

Construction Equipment	89	93

Commercial Vehicles	288	285

Powertrain	131	104

Eliminations and Other	-	-

Total of Industrial Activities	891	877

Financial Services	-	-

Eliminations	-	-

Total for the Group	891	877

1 Emerging Markets are defined as low, lower-middle, or upper-middle income countries as per the 2016 World Bank list of economies.

Report on Operations   Research and Development   39

We own a significant number of patents, trade secrets, and trademarks related to our products and services, and that number is expected to grow as our research and development activities continue. At year end, we had 8,463 active patents, including 1,134 new patents registered during the year (in addition to 3,743 applications pending). We file patent applications in Europe, the United States and in other jurisdictions around the world to protect technology and improvements considered important to our businesses. Certain trademarks contribute to our identity and the recognition of our products and services are an integral part of our business, and their loss could have a material adverse effect on us.

Report on Operations   Research and Development   40

HUMAN RESOURCES

EMPLOYEES

CNH Industrial’s business is, by its nature, labor intensive and this is reflected in the high number of hourly employees the Group employs.

The following tables show the breakdown of the number of employees by segment and by region at December 31, 2016 and 2015:

(number)	2016	2015

Agricultural Equipment	24,254	24,494

Construction Equipment	5,378	5,695

Commercial Vehicles	23,882	24,783

Powertrain	8,070	8,163

Other Activities	146	140

Total of Industrial Activities	61,730	63,275

Financial Services	1,098	1,116

Total	62,828	64,391

(number)	2016	2015

EMEA	40,678	40,801

NAFTA	9,042	10,022

LATAM	8,298	8,812

APAC	4,810	4,756

Total	62,828	64,391

As of December 31, 2016, CNH Industrial had 62,828 employees, a decrease of 1,563 from the 64,391 figure at year-end 2015. The change was mainly attributable to the difference between new hires (approximately 4,900) and departures (approximately 6,500) during the year. A further increase of approximately 100 employees was due to changes in the scope of the operations, related mainly to the insourcing of accounting activities from FCA Group in EMEA.

Excluding the scope of the operations, the change compared to year-end 2015 is mainly attributable to the reduction in the manufacturing workforce for rebalancing initiatives in Agricultural Equipment due to the industry cycle primarily in NAFTA and for Commercial Vehicles primarily in LATAM, where this decrease has been partially offset by an increase of temp workers due to a moderate recovery in Agricultural Equipment.

One of CNH Industrial’s key challenges is the need to grow and adapt to a constantly changing environment. The Group realizes that the nature of today’s socio-economic context calls for leaders with the ability to evolve. A solid people management process is the key to success, as it includes employees in the Group’s business goals, takes advantage of employee talent and fuels workforce motivation. CNH Industrial is committed to supporting its employees with development opportunities and recognizing and rewarding their achievements and contribution to business results. In 2016 CNH Industrial spent about $4.8 million on employee training.

As stated in CNH Industrial’s Code of Conduct, occupational health and safety is an employee’s fundamental right and a key part of CNH Industrial’s sustainability model. Safety management engages all employees in creating a culture of accident prevention and risk awareness, sharing common occupational health and safety ethical principles to achieve improvement targets. One of the initiatives developed by CNH Industrial is an effective health and safety management system that conforms to OHSAS 18001 standards. As demonstration of its commitment in this area, 57 plants around the world are OHSAS 18001 certified. In 2016, approximately $70 million was spent on improving health and safety protection. The investments in health and safety allowed saving on the insurance premiums paid to the Italian National Institute for Insurance against Accidents at Work (INAIL) for a total of over $7.1 million in 2016. To achieve the challenging targets that the Group has set, all employees are involved in informational activities and in classrooms and hands-on training consistent with their roles and responsibilities. CNH Industrial provided approximately 210,000 hours of training on occupational health and safety in 2016. Approximately 34,000 employees were engaged in training on the job activities on occupational health and safety, 79% of whom were hourly. Owing to the Group’s many initiatives, the overall frequency rate in 2016 was 0.22 injuries per 100,000 hours worked, a 2% drop compared to the previous year.

Report on Operations   Human Resources     41

COLLECTIVE BARGAINING

In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 750 of the hourly production and maintenance employees, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 370 of our employees in Fargo, North Dakota, expires in April 2018.

In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs.

In 2016, we renewed the CLA covering all CNH Industrial managers in Italy, which will expire at the end of 2017. The other approximately 17,100 CNH Industrial employees in Italy are covered by the CLA that was renewed in 2015, and will expire at the end of 2018.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

The results presented in this report are prepared in accordance with EU-IFRS and use the U.S. dollar as the presentation currency. There have been no significant changes in the scope of consolidation during 2016.

ALTERNATIVE PERFORMANCE MEASURES (OR “NON-GAAP FINANCIAL MEASURES”)

We monitor our operations through the use of several non-GAAP financial measures. Our management believes that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investor to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning in EU-IFRS (or in U.S. GAAP) and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.

Our non-GAAP financial measures are defined as follows:

∎	Trading Profit: is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

∎

Operating Profit under EU-IFRS: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

∎

Operating Profit under U.S. GAAP: Operating Profit under U.S. GAAP is derived from financial information prepared in accordance with U.S. GAAP. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

∎

Adjusted Net Income (Loss) under U.S. GAAP: Adjusted Net Income (Loss) under U.S. GAAP is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

∎

Adjusted diluted EPS under U.S. GAAP: Adjusted diluted EPS under U.S. GAAP is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive.

∎

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as debt plus other financial liabilities, net of cash, cash equivalent, current securities and other financial assets. We provide a reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

∎

Change excl. FX or Constant Currency: we discuss the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Report on Operations   Operating and Financial Review and Prospects     43

OPERATING RESULTS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

2016 compared to 2015

Consolidated Results of Operations(*)

	2016			2015

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	25,328	23,870	1,924	26,378	24,903	1,932

Cost of sales	20,866	20,048	1,284	21,659	20,867	1,249

Selling, general and administrative costs	2,129	1,968	161	2,188	2,020	168

Research and development costs	1,017	1,017	-	905	905	-

Other income/(expenses)	(68)	(61)	(7)	(83)	(75)	(8)

TRADING PROFIT/(LOSS)	1,248	776	472	1,543	1,036	507

Gains/(losses) on disposal of investments	1	1	-	-	-	-

Restructuring costs	43	42	1	79	77	2

Other unusual income/(expenses)(1)	(568)	(568)	-	(48)	(48)	-

OPERATING PROFIT/(LOSS)	638	167	471	1,416	911	505

Financial income/(expenses)(2)	(713)	(713)	-	(805)	(805)	-

Result from investments(3)	47	23	24	48	27	21

PROFIT/(LOSS) BEFORE TAXES	(28)	(523)	495	659	133	526

Income taxes(4)	343	182	161	425	269	156

PROFIT/(LOSS)	(371)	(705)	334	234	(136)	370

Result from intersegment investments(**)	-	334	-	-	370	-

PROFIT/(LOSS)	(371)	(371)	334	234	234	370

PROFIT/(LOSS) ATTRIBUTABLE TO:

Owners of the parent	(373)			236

Non-controlling interests	2			(2)

Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.
(1)	In 2016, Other unusual income/(expenses) includes the non-recurring charge of $551 million following the European Commission settlement.
(2)

In 2016, Financial income/(expenses) included the charge of $60 million related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017, as well as the non-recurring charge of $34 million due to the re-measurement and impairment of certain assets in our Venezuelan subsidiary. In 2015, Financial income/(expenses) included the non-recurring charge of $150 million related to the re-measurement of the net monetary assets of the Venezuelan subsidiary.

(3)

Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method. In 2016, Result from investments included a net negative impact of $27 million due to the restructuring of our joint ventures in China.

(4)

In 2016, Income taxes included non-cash tax charge of $74 million accounted for in connection with the reorganization of Latin American operations, intended to simplify corporate structure and promote operational efficiencies, that has also led to changes in valuation allowances in the short-term recorded against deferred tax assets in the region.

Report on Operations   Operating and Financial Review and Prospects     44

Net revenues

We recorded net revenues of $25,328 million in 2016, a decrease of 4.0% (down 2.8% on a constant currency basis) compared to 2015. This decrease is primarily due to a reduction in net revenues of Industrial Activities, which were $23,870 million in 2016, a decrease of 4.1% (decrease of 2.9% on a constant currency basis) compared to the prior year.

Cost of sales

Cost of sales were $20,866 million in 2016 compared with $21,659 million in 2015, a decrease year over year due to lower sales volumes of Industrial Activities. As a percentage of net revenues, cost of sales was 82.4% and 82.1% in the years ended December 31, 2016 and 2015, respectively.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $2,129 million in 2016 (8.4% of net revenues), a 2.7% decrease compared with the $2,188 million recorded in 2015 (8.3% of net revenues). The decrease was primarily attributable to cost containment actions.

Research and development costs

In 2016, research and development (“R&D”) costs were $1,017 million (compared to $905 million in 2015) and included $519 million R&D costs not recognized as assets in the year ($417 million in 2015), and $498 million amortization ($488 million in 2015). The increase is attributable to almost all the segments and is mainly linked to the launches of new products. During 2016, we capitalized $372 million new expenditures for development ($460 million in 2015).

Other income/expenses

Other expenses were $68 million in 2016 ($83 million in 2015).

Restructuring costs

Restructuring costs were $43 million in 2016 compared to $79 million in 2015. The cost in both periods was primarily due to actions included in the Company’s Efficiency Program launched in 2014. In an effort to drive incremental structural improvements to its cost base, CNH Industrial intends to undertake several restructuring actions during 2017 as part of its Efficiency Program. The estimated 2017 expense of approximately $100 million is projected to result in incremental savings of approximately $60 million in 2017 and $80 million on an annualized basis.

Other unusual income/(expenses)

Other unusual expenses were $568 million in 2016 ($48 million in 2015). The increase was attributable to a non-recurring non-tax deductible charge of €495 million ($551 million) as a result of the European Commission settlement. For additional information, see Note 30 “Commitments and contingencies” to the Consolidated Financial Statements.

Financial income/(expenses)

Net financial expenses were $713 million in 2016, a decrease of $92 million from $805 million in 2015. In 2016, net financial expenses included a charge of $60 million related to the repurchase of portions of Case New Holland Industrial Inc. 7.875% Notes due 2017, as well as a non-recurring charge of $34 million due to the re-measurement and impairment of certain assets in our Venezuelan subsidiary (for additional information, see section “Significant accounting policies”, paragraph “Venezuela currency regulations and re-measurement” of our Consolidated Financial Statements). In 2015, net financial expenses included the non-recurring charge of $150 million related to the re-measurement of the net monetary assets of the Venezuelan subsidiary, and $40 million due to the re-measurement of net monetary assets of the Argentinian subsidiaries. Excluding total foreign exchange impact in both years, as well as the $60 million charge for the partial repurchase of the 2017 Notes, net financial expenses were flat.

Result from investments

Result from investments was a net gain of $47 million in 2016, compared to a net gain of $48 million in 2015, and included a net negative impact of $27 million due to the restructuring of our joint ventures in China. Excluding this negative impact, result from investment increased $26 million due to improved results of joint ventures in APAC.

Income Taxes

($ million)	2016	2015

Profit/Loss before taxes	(28)	659

Income taxes	343	425

Effective tax rate	n.m.	64.5%

n.m. – not meaningful.

Income taxes totaled $343 million in 2016 ($425 million in 2015). The effective tax rate was significantly impacted by the non-recurring non-tax deductible charge of $551 million relating to the European Commission settlement, the non-deductible charge of $34 million due to the re-measurement and impairment of Venezuelan subsidiary assets, the

Report on Operations   Operating and Financial Review and Prospects     45

restructuring costs of $43 million ($34 million after-tax), the net negative impact of $27 million due to the restructuring of our joint ventures in China, and a one-time non-cash tax charge of $74 million related to the corporate reorganization of our Latin American operations intended to simplify corporate structure and promote operational efficiencies, that has also led to changes in valuation allowances in the short-term. Excluding the effects of these items, the effective tax rate for 2016 would have been 44%.

Profit/(loss)

Net loss was $371 million in 2016, compared to a net profit of $234 million in 2015. The decrease was mainly due to the non-tax deductible charge of $551 million resulting from the European Commission settlement.

Industrial Activities Performance

The following tables show net revenues and trading profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our segments.

Net revenues:

($ million)	2016	2015	% change	% change excl. FX

Agricultural Equipment	10,120	11,025	-8.2	-7.2

Construction Equipment	2,304	2,542	-9.4	-8.6

Commercial Vehicles	9,748	9,759	-0.1	1.5

Powertrain	3,713	3,569	4.0	4.8

Eliminations and Other	(2,015)	(1,992)	-	-

Total Net revenues of Industrial Activities	23,870	24,903	-4.1	-2.9

Financial Services	1,924	1,932	-0.4	0.6

Eliminations	(466)	(457)	-

Total Net revenues	25,328	26,378	-4.0	-2.8

Trading profit/(loss):
($ million)	2016	2015	Change

Agricultural Equipment	523	702	-179

Construction Equipment	(86)	25	-111

Commercial Vehicles	214	211	3

Powertrain	219	178	41

Eliminations and Other	(94)	(80)	-14

Total Trading profit/(loss) of Industrial Activities	776	1,036	-260

Financial Services	472	507	-35

Total Trading profit/(loss)	1,248	1,543	-295

Net revenues of Industrial Activities were $23,870 million in 2016, a 4.1% decrease (down 2.9% on a constant currency basis) compared to the prior year. Net revenues increased for Powertrain, but decreased for Agricultural Equipment and Construction Equipment. Commercial Vehicles net revenues were flat.

Trading profit of Industrial Activities was $776 million in 2016, a decrease of $260 million compared to 2015, with a trading margin for the year of 3.3%, down 0.9 percentage points (“p.p.”) from the prior year. Trading profit was primarily impacted by a $179 million and $111 million decrease for Agricultural Equipment and Construction Equipment, respectively, partially offset by a $41 million increase for Powertrain.

Report on Operations   Operating and Financial Review and Prospects     46

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment revenues broken down by geographic region in 2016 compared to 2015:

Agricultural Equipment Net revenues – by geographic region:

($ million)	2016	2015	% Change

NAFTA	3,834	4,669	-17.9

EMEA	3,599	3,793	-5.1

LATAM	1,297	1,190	9.0

APAC	1,390	1,373	1.2

Total	10,120	11,025	-8.2

Net revenues for Agricultural Equipment were $10,120 million in 2016, an 8.2% decrease (down 7.2% on a constant currency basis) compared to 2015. The decrease was primarily a result of unfavorable industry volume and product mix in the row crop sector in NAFTA, and in the small grain sector in EMEA. Net sales increased in LATAM, mainly due to improvement in the Brazilian market and the positive impact of currency translation, and were flat in APAC.

For 2016, worldwide agricultural equipment industry unit sales were flat compared to 2015 with global demand for tractors up 4%, combines down 2% and other agricultural equipment demand declining. For the second consecutive year, market demand in NAFTA was down primarily as a result of the drop in the level of net farm income in the U.S., estimated in 15.6% for 2016 (12.7% drop in 2015). Industry volumes in NAFTA row crop sector were down, with tractors over 140 horsepower (“hp”) down 26%, and combines down 21%. The NAFTA tractor under 140 hp was up 4%. EMEA markets were down 4% for tractors and 8% for combines. LATAM tractor sales decreased 6%, while combine sales increased 15%. APAC markets increased 7% for tractors and 14% for combines.

For 2016, Agricultural Equipment’s worldwide market share performance was flat compared to 2015 for tractors and down 1.3 p.p. for combines. In an effort to reduce dealer inventory levels, the Company’s wholesale shipments to dealers were less than dealer retail sales to end customers.

Trading profit/(loss)

Agricultural Equipment trading profit was $523 million in 2016, a $179 million decrease compared to 2015, mainly due to lower volume and unfavorable product mix in NAFTA and EMEA, partially offset by favorable price realization and cost containment actions, including lower material cost. Trading margin was 5.2% (down 1.2 p.p. compared to 2015).

Construction Equipment

Net revenues

The following table shows Construction Equipment revenues broken down by geographic region in 2016 compared to 2015:

Construction Equipment Net revenues – by geographic region:

($ million)	2016	2015	% Change

NAFTA	1,192	1,395	-14.6

EMEA	523	550	-4.9

LATAM	263	331	-20.5

APAC	326	266	22.6

Total	2,304	2,542	-9.4

Net revenues for Construction Equipment were $2,304 million in 2016, a 9.4% decrease (down 8.6% on a constant currency basis) compared to 2015, due to unfavorable industry volume and product mix in NAFTA and LATAM and negative price realization.

In 2016, Construction Equipment’s worldwide heavy industry sales were down 3%, while light industry sales were up 1%, compared to 2015. Decreased overall industry volumes were partially offset by moderate growth in APAC. In NAFTA, demand for heavy was down 13%, while demand for light construction equipment was flat. EMEA demand was down 9% for heavy equipment and up 5% for light equipment.

Construction Equipment’s worldwide market share was flat overall compared with 2015 with a slight increase in LATAM.

Report on Operations   Operating and Financial Review and Prospects     47

Trading profit/(loss)

Construction Equipment reported a trading loss of $86 million compared to $25 million trading profit in 2015. The decrease was due to a significant reduction in manufacturing volume, to reduce inventories to prevailing market conditions and in anticipation of new product launches, and unfavorable product mix, particularly in the heavy product range in NAFTA and in LATAM, and negative price realization, partially offset by cost containment actions.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles revenues broken down by geographic region in 2016 compared to 2015:

Commercial Vehicles Net revenues – by geographic region:

($ million)	2016	2015	% Change

NAFTA	40	-	n.m.

EMEA	8,226	7,861	4.6

LATAM	741	1,122	-34.0

APAC	741	776	-4.5

Total	9,748	9,759	-0.1

n.m. – not meaningful.

Commercial Vehicles net revenues were $9,748 million in 2016, flat compared to 2015 (up 1.5% on a constant currency basis), primarily as result of increased truck volume and favorable pricing in EMEA, offset by lower volume in the specialty vehicles business and the negative impact of currency translation. In LATAM, net sales decreased due to lower industry volume in Brazil and Argentina.

In 2016, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, grew by 14% compared to 2015. The light vehicles market (GVW 3.5-6.0 tons) increased 14%, while the medium vehicles market (GVW 6.1-15.9 tons) and the heavy vehicles market (GVW ≥16 tons) grew by 7% and 14%, respectively. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 30% compared to 2015, with a decrease of 31% in Brazil and 24% in Argentina. In APAC, new truck registrations decreased 5% compared with 2015.

CNH Industrial’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 13.1%, up 0.4 p.p. compared with 2015. The Group’s market share increased by 0.7 p.p. to 13.9% in the light segment and by 2.5 p.p. to 34.0% in the medium segment. In the heavy segment, market share was 8.5%, down 0.1 p.p. compared to 2015. In LATAM, in 2016, CNH Industrial’s market share decreased 0.4 p.p. to 12.0%.

During 2016, Commercial Vehicles delivered approximately 146,800 vehicles (including buses and specialty vehicles), representing a 5% increase from 2015. Volumes were higher in the light segment (+12%), while decreased in the heavy segment (-1%), and in the medium segment (-12%). Commercial Vehicles’ deliveries increased 9% in EMEA, but declined 27% in LATAM and 1% in APAC.

Commercial Vehicles’ 2016 ratio of units shipped and billed, or book-to-bill ratio, was 0.99, a decrease of 4% compared with 2015. In 2016, truck order intake in Europe increased 6% compared to previous year.

Report on Operations   Operating and Financial Review and Prospects     48

  Commercial Vehicles deliveries

By geographic area				By product

(units in thousands)	2016	2015	% Change	(units in thousands)	2016	2015	% Change

France	22.6	20.5	10.2	Heavy	33.1	33.5	-1.2

Germany & Switzerland	19.8	18.8	5.3	Medium	13.4	15.3	-12.4

U.K.	8.2	9.2	-10.9	Light	87.8	78.1	12.4

Italy	23.3	16.8	38.7	Buses	10.0	9.3	7.5

Iberia (Spain & Portugal)	13.3	12.5	6.4	Specialty vehicles (**)	2.5	4.0	-37.5

Rest of EMEA	38.7	37.4	3.5	Total Sales	146.8	140.2	4.7

EMEA	125.9	115.2	9.3	(**) Defense and firefighting vehicles.

LATAM	10.8	14.8	-27.0

APAC	10.1	10.2	-1.0

Total Sales	146.8	140.2	4.7

Naveco (*)	75.8	77.0	-1.6

SAIC Iveco Hongyan (*)	15.5	8.7	78.2

Grand total	238.1	225.9	5.4

(*)   Joint ventures accounted for under the equity method.

Trading profit/(loss)

In 2016, Commercial Vehicles recorded a trading profit of $214 million, compared to $211 million in 2015. Positive price realization, lower material cost, improved product quality and manufacturing efficiencies in EMEA were offset by the impact of difficult market demand conditions in LATAM and higher R&D costs. Trading margin was 2.2% (flat compared to 2015).

Powertrain

Net revenues

Powertrain net revenues were $3,713 million in 2016, an increase of 4.0% (up 4.8% on a constant currency basis) compared to 2015. The increase was primarily due to higher volume to third parties. Sales to external customers accounted for 47% of total net sales (46% in 2015).

During 2016, Powertrain sold approximately 537,200 engines, an increase of 6% compared to 2015. By major customer, 29% of engines were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 3% to Construction Equipment and the remaining 57% to external customers (units sold to third parties were up 9% compared to 2015). Additionally, Powertrain delivered approximately 75,000 transmissions and 190,300 axles, an increase of 11% and 5%, respectively, compared to 2015.

Trading profit/(loss)

For 2016, Powertrain recorded a trading profit of $219 million compared to $178 million in 2015 with a trading margin of 5.9% (5.0% in 2015). The increase was due to higher volume and manufacturing and purchasing efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $1,924 million in 2016, down 0.4% (up 0.6% on a constant currency basis) compared to 2015, due to the negative impact of currency translation.

Net income

For 2016, net income was $334 million, a decrease of $36 million compared to 2015, primarily due to reduced interest spreads, lower average portfolio and currency translation.

In 2016, retail loan originations (including unconsolidated joint ventures) were $9.0 billion, down $0.4 billion compared to 2015, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $24.8 billion as of December 31, 2016 (of which retail was 64% and wholesale 36%) was up $0.1 billion compared to December 31, 2015. Excluding the impact of currency translation, the managed portfolio was down $0.1 billion compared to 2015.

Report on Operations   Operating and Financial Review and Prospects     49

STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At December 31, 2016			At December 31, 2015

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Intangible assets:	5,504	5,361	143	5,680	5,535	145

Goodwill	2,459	2,330	129	2,458	2,330	128

Other intangible assets	3,045	3,031	14	3,222	3,205	17

Property, plant and equipment	6,278	6,276	2	6,371	6,368	3

Investments and other financial assets	554	2,926	153	601	2,896	136

Leased assets	1,907	17	1,890	1,835	10	1,825

Defined benefit plan assets	5	4	1	6	6	-

Deferred tax assets	959	1,032	187	1,256	1,091	165

Total Non-current assets	15,207	15,616	2,376	15,749	15,906	2,274

Inventories	5,732	5,519	213	5,800	5,623	177

Trade receivables	623	596	58	580	555	52

Receivables from financing activities	18,662	1,598	19,551	19,001	2,170	20,024

Current taxes receivable	430	409	38	371	317	61

Other current assets	1,209	1,002	328	1,017	819	361

Current financial assets:	95	98	8	265	255	10

Current securities	-	-	-	54	50	4

Other financial assets	95	98	8	211	205	6

Cash and cash equivalents	5,854	4,649	1,205	6,311	4,566	1,745

Total Current assets	32,605	13,871	21,401	33,345	14,305	22,430

Assets held for sale	22	12	10	23	14	9

TOTAL ASSETS	47,834	29,499	23,787	49,117	30,225	24,713

Equity	6,634	6,634	2,526	7,217	7,217	2,431

Provisions:	5,687	5,627	60	5,589	5,537	52

Employee benefits	2,532	2,500	32	2,494	2,464	30

Other provisions	3,155	3,127	28	3,095	3,073	22

Debt:	25,434	7,815	20,106	26,458	8,427	21,224

Asset-backed financing	11,784	8	11,776	12,999	17	12,986

Other debt	13,650	7,807	8,330	13,459	8,410	8,238

Other financial liabilities	249	239	21	69	62	7

Trade payables	5,185	5,042	180	5,342	5,176	197

Current taxes payable	229	163	82	126	67	66

Deferred tax liabilities	188	139	310	409	135	274

Other current liabilities	4,228	3,840	502	3,907	3,604	462

Liabilities held for sale	-	-	-	-	-	-

Total Liabilities	41,200	22,865	21,261	41,900	23,008	22,282

TOTAL EQUITY AND LIABILITIES	47,834	29,499	23,787	49,117	30,225	24,713

Report on Operations   Operating and Financial Review and Prospects     50

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our consolidated statement of cash flows and our consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2017. See section “Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Cash Flow Analysis

The following table summarizes the changes to cash flows from operating, investing and financing activities by activity for each of the years ended December 31, 2016 and 2015:

Report on Operations   Operating and Financial Review and Prospects     51

			2016			2015
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		6,311	4,566	1,745	6,141	4,123	2,018
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

	Profit/(loss)		(371)	(371)	334	234	234	370
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,205	1,200	5	1,179	1,174	5

	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		136	(295)	97	269	(198)	97

	Loss on repurchase of notes		60	60	-	-	-	-

	Dividends received		63	404	-	81	284	4

	Change in provisions		54	47	7	(141)	(144)	3

	Change in deferred income taxes		95	72	23	208	149	59
	Change in items due to buy-back commitments	(a)	64	30	34	91	35	56

	Change in operating lease items	(b)	(100)	(8)	(92)	(400)	3	(403)

	Change in working capital		161	126	35	709	504	205

	TOTAL	(c)	1,367	1,265	443	2,230	2,041	396
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(874)	(872)	(2)	(1,116)	(1,113)	(3)
	Consolidated subsidiaries and other equity investments		5	(295)	-	(5)	(88)	(33)
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		12	283	(77)	7	40	41
	Net change in receivables from financing activities		476	(47)	523	635	20	615

	Change in current securities		54	50	4	(54)	(50)	(4)

	Other changes		(126)	385	(511)	213	2,334	(2,121)

	TOTAL		(453)	(496)	(63)	(320)	1,143	(1,505)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		(1,075)	(359)	(716)	(734)	(1,902)	1,168

	Capital increase		-	-	106	24	24	42

	Dividends paid		(207)	(207)	(341)	(297)	(297)	(207)

	(Purchase)/sale of treasury shares		(14)	(14)	-	-	-	-

	(Purchase)/sale of ownership interests in subsidiaries		(44)	(44)	-	-	-	-

	TOTAL		(1,340)	(624)	(951)	(1,007)	(2,175)	1,003

	Translation exchange differences		(31)	(62)	31	(733)	(566)	(167)
E)	NET CHANGE IN CASH AND CASH EQUIVALENTS		(457)	83	(540)	170	443	(273)
F)	CASH AND CASH EQUIVALENTS AT END OF YEAR		5,854	4,649	1,205	6,311	4,566	1,745

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in profit/(loss), are recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

(c)	In 2016, Industrial Activities and Consolidated amount includes the non-recurring charge of $551 million following the European Commission settlement.

Report on Operations   Operating and Financial Review and Prospects     52

At December 31, 2016, we had cash and cash equivalents of $5,854 million, a decrease of $457 million, or -7.2%, from $6,311 million at December 31, 2015. Cash and cash equivalents at December 31, 2016 included $837 million ($927 million at December 31, 2015) of restricted cash that was reserved principally for the servicing of securitization-related debt. The aggregate of cash and cash equivalents and current securities, which we consider to constitute our principal liquid assets (or “liquidity”), totaled $5,854 million at December 31, 2016, a decrease of $511 million or -8.0% from the total at the end of 2015 of $6,365 million. The decrease of liquidity compared to December 31, 2015 was mainly attributable to a reduction in third party debt of $1,211 million, the €495 million payment ($543 million at payment date) of the European Commission settlement, $207 million in dividends paid to shareholders and the negative foreign exchange translation impacts, partially offset by the net industrial cash flow generation and a reduction in the lending portfolio of Financial Services. At December 31, 2016, available liquidity was $8,744 million, inclusive of $2,890 million in undrawn committed facilities ($2,995 million at December 31, 2015), compared to $9,360 million at December 31, 2015.

Net Cash from Operating Activities

Cash provided by operating activities in 2016 totaled $1,367 million and comprised the following elements:

∎	$-371 million in loss for 2016;

∎	plus $1,205 million in non-cash charges for depreciation and amortization (net of vehicles sold under buy-back commitments and operating lease);

∎	plus $136 million in losses on the disposal of assets and other non-cash items;

∎	plus $60 million in cost of repurchase of Case New Holland Industrial Inc. 7.875% Notes due 2017;

∎	plus $63 million in dividends received;

∎	plus change in deferred income taxes of $95 million and an increase in provisions of $54 million;

∎	plus $64 million for changes in items due to buy-back commitments, minus $100 million for changes in operating lease items; and

∎	plus $161 million in change in working capital.

In 2015, $1,521 million of the $2,230 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating lease, net of gains/losses on disposals and other non-cash items) in addition to $709 million generated from a decrease in working capital.

Net Cash from Investing Activities

In 2016, cash used in investing activities was $453 million. The negative flows were primarily generated by:

∎

investments in tangible and intangible assets that used $874 million in cash, including $372 million in capitalized development costs. Investments in tangible and intangible assets are net of investments in vehicles for our long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities; and

∎	less $476 million of net reduction in receivables from financing activities, primarily as a result of the decline in Agricultural Equipment sales.

In 2015, cash used in investing activities totaled $320 million. Expenditures on tangible and intangible assets (including $460 million in capitalized development costs) totaled $1,116 million. Net reduction in receivables from financing activities amounted to $635 million, primarily as a result of lower levels of financing provided to both dealers and customers in NAFTA.

Report on Operations   Operating and Financial Review and Prospects     53

The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating lease) by segment and intangible assets for each of the years ended December 31, 2016 and 2015:

($ million)	2016	2015

Agricultural Equipment	150	255

Construction Equipment	26	38

Commercial Vehicles	150	165

Powertrain	92	106

Total Industrial Activities investments in tangible assets	418	564

Industrial Activities investments in intangible assets	454	549

Total Industrial Activities capital expenditures	872	1,113

Financial Services investments in tangible assets	-	-

Financial Services investments in intangible assets	2	3

Total Capital expenditures	874	1,116

We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. The decrease in capital expenditures in 2016 from 2015 is primarily related to the investment cycles of our products and reductions in discretionary spending.

Net Cash from Financing Activities

In 2016, cash used in financing activities totaled $1,340 million, mainly attributable to a reduction in third party debt, of which $359 million primarily due to lower bank debt of Industrial Activities, including $60 million related to the repurchase of portions of Case New Holland Industrial Inc. 7.875% Notes due 2017, and $716 million mainly due to lower secured debt of Financial Services partially offset by its new bond issuances.

In 2015, cash used by financing activities totaled $1,007 million. Dividend payments of $297 million and cash absorbed by repayments were partially offset by cash generated by new bonds issued in June by CNH Industrial Capital LLC and in November by CNH Industrial Finance Europe S.A.

Capital Resources

The cash flows, funding requirements and liquidity of our companies are managed on a standard and centralized basis. This centralized system is designed to optimize the efficiency and effectiveness of our management of capital resources.

Our subsidiaries participate in a company-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of all our subsidiaries are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers professional financial and systems expertise in managing these accounts, as well as providing related services and consulting to our business segments.

In the continuing environment of uncertainty in the financial markets, our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity. In managing our liquidity requirements, we are pursuing a financing strategy that includes open access to a variety of financing sources, including capital markets, bank facilities and asset-backed securitizations (“ABS”).

A summary of our strategy is set forth below:

∎

To fund Industrial Activities’ short-term financing requirements and to ensure near-term liquidity, Industrial Activities will continue to sell certain of its receivables to Financial Services and rely on internal cash flows including managing working capital. We will also supplement our short-term financing by drawing on existing or new facilities with banks.

∎

To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we may access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

∎

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. We expect securitizations and sale of receivables (factoring) to continue to represent a substantial portion of our capital structure, while intersegment borrowings remain a marginal source of funding to bridge the timing of the securitizations and sale of receivables transactions. However, we will continue to diversify our funding sources and expand our investor base within Financial Services to create a stand-alone funding profile and support the achievement of investment grade credit ratings. We will continue

Report on Operations   Operating and Financial Review and Prospects     54

to look at the public ABS market as an important source of funding in North America and Australia. In addition to our current funding and liquidity sources, which include a combination of term receivables, securitizations, committed asset-backed facilities, and unsecured and secured borrowings, we expect changes to our funding profile as costs and terms of accessing the unsecured term market are favorable. In addition to offering unsecured notes and accessing unsecured committed bank facilities, Financial Services will continue to evaluate financing alternatives to further diversify its funding base.

On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners, new funding arrangements or a combination of the foregoing. Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our credit ratings. Currently, we are rated below investment grade, with long-term corporate credit ratings of “BB+” (with a stable outlook) and a short-term rating of “B” from S&P, and a “Ba1” corporate family rating with a stable outlook from Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing and would increase the cost of such financing. Ratings are influenced by a number of factors, including, among others: financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our ratings, thus increasing the cost, and limiting the availability, of financing.

Consolidated Debt

As of December 31, 2016, and 2015, our consolidated Debt was as detailed in the table below:

	At December 31, 2016			At December 31, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt	25,434	7,815	20,106	26,458	8,427	21,224

At December 31, 2016, Group’s available committed unsecured facilities expiring after twelve months amounted to $2.9 billion ($3.0 billion at December 31, 2015).

We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

We provide a separate analysis of Net Debt for Industrial Activities and Financial Services, to reflect the different cash flow management practices in the two businesses. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.

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The calculation of Net Debt as of December 31, 2016 and 2015 and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At December 31, 2016			At December 31, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	25,434	6,813	18,621	26,458	7,332	19,126
Intersegment notes payable	-	1,002	1,485	-	1,095	2,098
Total Debt(1)	25,434	7,815	20,106	26,458	8,427	21,224
Less:
Cash and cash equivalents	5,854	4,649	1,205	6,311	4,566	1,745
Current securities	-	-	-	54	50	4
Intersegment financial receivables		1,485	1,002	-	2,098	1,095
Other financial assets(2)	95	98	8	211	205	6
Other financial liabilities(2)	(249)	(239)	(21)	(69)	(62)	(7)
Net debt (cash)(3)	19,734	1,822	17,912	19,951	1,570	18,381

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,002 million and $1,095 million at December 31, 2016 and 2015, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,485 million and $2,098 million at and December 31, 2016 and 2015, respectively.

(2)	Other financial assets and other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.

(3)	The net intersegment payable balance owed by Financial Services to Industrial Activities was $483 million and $1,003 million as of December 31, 2016 and 2015, respectively.

The decrease in the Net Debt position from December 31, 2015 to December 31, 2016 primarily reflects a reduction in the lending portfolio of Financial Services, mainly due to lower levels of financing for Agricultural Equipment, partially offset by the increase of net debt of Industrial Activities. Net industrial cash flow generated during the year partially offset the impact of the $0.5 billion European Commission settlement payment, the $0.2 billion in dividends paid, and the negative foreign exchange translation impacts.

The following table shows the change in Net Debt of Industrial Activities for 2016:

($ million)	2016
Net industrial (debt)/cash at beginning of year	(1,570)
Profit/(loss)	(371)
Add back European Commission settlement	551
Add back cost of repurchase 2017 notes	60
Amortization and depreciation (1)	1,200
Changes in provisions and similar (2)	250
Change in working capital	126
Investments in property, plant and equipment, and intangible assets (1)	(872)
Other changes	(169)
Net industrial cash flow	775
Dividends and capital increases, net (3)	(221)
Currency translation differences and other (4)	(806)
Change in Net industrial debt	(252)
Net industrial (debt)/cash at end of year	(1,822)

(1)	Excludes assets sold under buy-back commitments and assets under operating leases.

(2)	Includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.

(3)	Includes share buy-back transactions.

(4)	Includes charge of $60 million related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017, as well as the payment of the European Commission settlement.

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Industrial Activities

Capital Market

At December 31, 2016, we had an aggregate amount of $8,777 million in bonds outstanding, of which $5,065 million issued by our Industrial Activities. The capital market debt of Industrial Activities mainly related to notes issued under the Global Medium Term Note Program, the Case New Holland Industrial Inc. 7.875% Notes due 2017 and $600 million of senior unsecured debt securities issued by CNH Industrial N.V. in August 2016, as described below. In order to manage its liabilities, in August 2016 and in December 2016, Case New Holland Industrial Inc., a wholly owned subsidiary of the Company, repurchased $450 million and $414 million, respectively, in aggregate principal amount of its 7.875% Notes due 2017, following cash tender offers, and incurred a total charge of $60 million.

Global Medium Term Note (GMTN) Program. We have a global medium-term note program allowing for the placement of debt securities that was established in February 2011 and has a total authorized amount of €10 billion ($11 billion). At December 31, 2016, €3.6 billion ($3.7 billion) was outstanding under the program, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. The outstanding amount under the Program included €500 million of notes issued in May 2016 at a fixed rate of 2.875% due in May 2023 at an issue price of 99.221 percent of their principal amount, and €50 million of notes issued in April 2016 as a private placement at a fixed rate of 3.875% due in April 2028 at an issue price of 98.827 percent of their principal amount.

CNH Industrial N.V. Senior Notes. In August 2016, CNH Industrial N.V. issued $600 million of notes at an interest rate of 4.50%, due August 2023 at an issue price of 100 percent of their principal amount (the “CNH Industrial N.V. Senior Notes”).

The notes issued under the GMTN as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require, immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2016, CNH Industrial was in compliance with the covenants of the notes issued under the GMTN and the CNH Industrial N.V. Senior Notes.

Bank Debt

At December 31, 2016, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $2.5 billion ($2.7 billion at December 31, 2015).

Euro 1.75 billion Revolving Credit Facility. On June 20, 2016, we signed the renewal of a €1.75 billion ($1.8 billion at year end 2016 exchange rate) five-year revolving credit facility. The facility expires in June 2021 and includes:

∎

financial covenants (Net debt/EBITDA and EBITDA/Net interest ratios relating to Industrial Activities) and other customary covenants (including a negative pledge, a status (or pari passu) covenant and restrictions on the incurrence of indebtedness by certain subsidiaries);

∎

customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and

∎	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower.

CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2016, CNH Industrial was in compliance with the covenants of the Euro 1.75 billion Revolving Credit Facility.

Financial Services

Total Debt of Financial Services was $20.1 billion at December 31, 2016 compared to $21.2 billion at December 31, 2015.

Bank Debt

At December 31, 2016, Financial Services available committed unsecured facilities expiring after twelve months amounted to $0.4 billion ($0.3 billion at December 31, 2015).

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Asset-Backed financing

At December 31, 2016, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.2 billion ($3.1 billion at December 31, 2015), of which, $2.5 billion was utilized at December 31, 2016 ($2.6 billion at December 31, 2015).

With reference to our Financial Services’ sources of funding, we sell certain of our finance receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives.

The sale of financial receivables is executed primarily through ABS and involves mainly accounts receivable from final (retail) customers and from the network of dealers (wholesale) to our Financial Services companies.

At December 31, 2016, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $13.6 billion ($13.9 billion at December 31, 2015), which do not meet derecognition requirements and therefore must be recorded on our statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheets as debt (see Note 19 “Current receivables and Other current assets” to our Consolidated Financial Statements).

Capital Market

In March 2016, CNH Industrial Capital LLC issued $500 million of notes at an interest rate of 4.875%, due in April 2021 at an issue price of 99.447 percent of their principal amount, and in October 2016, CNH Industrial Capital LLC issued $400 million of notes at an interest rate of 3.875% due in October 2021 at an issue price of 99.441 percent of their principal amount.

Support Agreement in the interest of CNH Industrial Capital LLC

CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.

For more information on our outstanding indebtedness, see Note 27 “Debt” to our Consolidated Financial Statements.

Future Liquidity

We have adopted formal policies and decision-making processes designed to optimize the allocation of financial funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce our cash flow from operations and impair the ability of our dealers and retail customers to meet their payment obligations. Any reduction of our credit ratings would increase our cost of funding and potentially limit our access to the capital markets and other sources of financing.

We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2016, we had available committed unsecured facilities expiring after twelve months of $2.9 billion.

Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity.

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If Financial Services were unable to obtain ABS funding at competitive rates, its ability to conduct its financial services activities would be limited.

Off-Balance Sheet Arrangements

We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see Note 30 “Commitments and contingencies” to the CNH Industrial Consolidated Financial Statements.

Financial Guarantees

Our financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us, as well as indirect obligations, under which we have agreed to provide the funds necessary for another party to satisfy an obligation.

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees mainly in the interest of a joint venture totaling $291 million as of December 31, 2016.

Tabular Disclosure of Contractual Obligations(1)

The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2016:

	At December 31, 2016

($ million)	within one year	between one and three years	between three and five years	beyond five years	Total

Debt obligations (2):

Bonds	1,243	4,019	2,238	1,277	8,777

Borrowings from banks	1,622	2,049	460	135	4,266

Asset-backed financing	7,254	3,395	1,086	49	11,784

Other debt	326	130	68	29	553

Capital lease obligations	6	11	10	27	54

Operating lease obligations	72	90	53	21	236

Purchase obligations	702	837	213	28	1,780

Total Contractual obligations	11,225	10,531	4,128	1,566	27,450

(1)

The total amount of our tax contingencies was $138 million at December 31, 2016. Payment of these liabilities would result from settlements with tax authorities. Due to the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, we are unable to reasonably estimate the timing of any settlement with tax authorities.

(2)

Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pension plans, health care plans, other post-employment benefits and other employee benefits. Our best estimate of expected contributions in 2017 to pension plans is $33 million. Potential outflows in the years after 2017 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are is unable to make sufficiently reliable estimates of future contributions beyond 2017.

Debt Obligations

For information on our debt obligations, see “Capital Resources” above and Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements.

The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2016 statement of financial position as follows:

($ million)	Note	At December 31, 2016
Debt reflected in the statement of financial position	27	25,434
Less: Capital lease obligations	27	(54)
Total Debt obligations		25,380

The amount reported as debt obligations in the table above consists of our bonds, borrowings from banks, asset-backed financing and other debt (excluding capital lease obligations, which are reported in a separate line item in the table above).

Capital Lease Obligations

Our capital leases consist mainly of industrial buildings and plant, machinery and equipment used in our businesses. The amounts reported above include the minimum future lease payments and payment commitments due under such leases.

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Operating Lease Obligations

Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.

Purchase Obligations

Our purchase obligations at December 31, 2016, included the following:

∎

the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item Other current receivables in our consolidated statement of financial position in an aggregate amount of $1,661 million; and

∎	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $119 million.

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RISK MANAGEMENT, RISKS AND

CONTROL SYSTEM

CNH INDUSTRIAL RISK MANAGEMENT

In accordance with the regulatory guidelines requiring companies to adopt appropriate corporate governance models, and in response to market demands for enhanced transparency and disclosure on the risks associated with company activities, CNH Industrial has adopted its own Enterprise Risk Management (“ERM”) system. The adoption of a formal ERM system was also driven by the need for a systematic approach to identify and evaluate the risks associated with the Company’s business activities and to manage business performance from an integrated risk-return perspective.

CNH Industrial’s ERM methodology defines risk as any event that could affect the Company’s ability to meet its objectives. The methodology enables the timely identification of risks and the evaluation of their significance, and allows action to be taken to mitigate and, where possible, eliminate them. Taking the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as a starting point, the model was then adapted to CNH Industrial’s specific requirements, incorporating Company knowledge contributed by management as well as best practice indicators identified through comparison with other industrial groups.

Through this process, the Company has identified 52 primary risk drivers, further broken down into 85 specific risk events. Primary risk drivers include a number of significant topics, such as business operations, competitive factors and regulatory compliance. Risks are classified according to the probability of occurrence and potential impact on profitability, business continuity and reputation (or a combination of these elements), which determine the significance of a risk when analyzed holistically and in conjunction with other identified risks. For events that could potentially exceed predetermined risk thresholds, existing measures are analyzed and future containment measures, action plans, and persons of reference are identified to proactively address the specific events and/or corresponding risks. This process follows a bottom-up analysis starting at the business unit level, with risk survey completion by business and function leaders worldwide, followed by one-on-one interviews with Group Executive Council members, targeted risk presentations by upper management and ultimately, after respective reviews and input from the CFO and CEO, a final risk assessment presentation to the Audit Committee.

CNH Industrial’s potential overall risk exposure is described in the Risk Factors section.

RISK APPETITE

The Company’s risk appetite is set within risk taking and risk acceptance parameters driven by applicable laws, the Company’s Code of Conduct, core principles and values, policies and corporate directives.

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The Company’s ERM system includes a structured risk management process to address individual risk categories, with a delineated risk appetite applied to each of the risk categories as described below:

Risk Category	Category description	Risk appetite

Strategic	Strategic risks may affect CNH Industrial’s long-term strategic business plan performance targets, innovation roadmap and sustainability objectives. Strategic risks include economic and political developments and the ability of the Company to anticipate and respond in a timely manner to unfavorable market developments.

Taking into consideration CNH Industrial stakeholders’ interests as well as cost/benefit considerations in pursuing our long-terms targets, the Company has a responsible appetite concerning strategic risk. The Company recognizes the necessity to continually invest in research & development and manage its portfolio of businesses that are cyclical and subject to sometimes volatile global political and economic environments.

Operational	Operational risks include adverse, unexpected impacts resulting from internal processes, people and systems, or from external events linked to the actual operation of the Company’s portfolio of businesses.

CNH Industrial seeks to minimize the occurrence and adverse consequences of unforeseen operational failures by maintaining a consistently efficient and effective manufacturing system, delivering high quality products and services, maintaining reliable IT systems and honoring sustainability commitments via a balanced risk/reward approach.

Financial	Financial risks include uncertainty of financial return and the potential for financial loss due to capital structure imbalances, inadequate cash flows, asset impairments and the volatility of financial instruments associated with foreign exchange and interest rate exposure.

CNH Industrial has a prudent risk appetite with respect to financial risks (such as liquidity, market and interest risks as explained in more detail in Note 33 of the Consolidated Financial Statements). In addition, the Company, through capital market transactions, cash balances and medium term bank credit line agreements seeks to maintain capital structure profile and access to liquidity to fund ongoing operations and maintain its covenant compliance.

Compliance	Compliance risks cover unanticipated failures to comply with, applicable laws, regulations, policies and procedures.

CNH Industrial has an averse risk appetite with respect to compliance risks and requires full compliance. The Company takes appropriate measures in the event of a breach of applicable laws and/or the Company’s Code of Conduct.

RISKS AND UNCERTAINTIES HAVING AN IMPACT IN THE PAST FINANCIAL YEAR

As part of the 2016 risk assessment process, Management identified certain risks as significant based on their potential business impact and likelihood of occurrence, as well as existing and/or planned countermeasures. The results of this assessment were presented to the Audit Committee at its meeting on December 15, 2016.

Risks identified as having a significant impact in the current and future financial years include:

∎

Agricultural Equipment market trends and reaction: Depressed market conditions in the agricultural equipment industry driven by low grain commodity prices continue, reducing farm income. This risk includes potential adverse consequences arising from laws and regulations affecting our products.

Mitigating Activities: Company focused on optimizing structural costs and organizational structure, re-aligning dealer and company inventory levels of new and used equipment to avoid downward price pressure; monitoring dealer financial health; and carefully managing investments in research and development (R&D), and capital expenditures.

∎

Product development and portfolio: A prolonged unfavorable cycle across the major capital goods industries has driven a reduction in R&D spending on the product portfolio. Regulatory requirements generate additional product costs despite low industry volumes (further deteriorating product margins) if the Company does not have the ability to pass the incremental cost to customers through pricing. This also increases the risk of being slow in responding to mid- and long-term customer expectations for emerging technological trends in our industries, such as precision farming, alternative propulsion systems and autonomous driving.

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Mitigating Activities: Company is attentive to customer and competitive research to understand emerging trends and preferences; maintain investments in appropriating emerging technologies while ensuring compliance with all of the prevailing regulatory requirements in the geographies in which the Company sells its products.

∎

Macroeconomic and political environment: Uncertainty in the general political and economic environment continues to be challenging, particularly in LATAM. The political crisis in Brazil with investment limitations, reduced financing sources and availability, and foreign exchange volatility, continues to delay market recovery, specifically in the construction equipment and commercial vehicles industries. In extreme cases, the economic-political volatility may require us to exit certain markets or discontinue certain product lines.

Mitigating Activities: Actions are in place to defend market share while prudently managing the local operations and labor force, cutting costs judiciously and adapting the plants and operating structures to current market conditions; active monitoring of political and economic environments in markets where we operate for early warning signs that we may need to further adjust operations and investments.

∎

Arrival of new market entrants and increased competition from existing players, primarily from Asia: Competitors are expanding product portfolios, with new product ranges beyond traditional product coverage. This is considered a long-term risk but quite relevant given the limited number of global market participants in the agricultural equipment industry. In addition, in periods of low industry volumes, the introduction of new products is more challenging due to low fixed cost absorption rates in our manufacturing facilities.

Mitigating Activities: Proactive marketing and pricing strategies are designed to maintain, if not increase, market shares for our products. We continue to invest in new and competitive products. We have entered into partnerships with other companies to introduce new products to our customers when we cannot justify a full product development expenditure on our own.

∎

Competition law risks: additional jurisdictions are implementing anti-corruption laws and there is an increasing level of regulatory enforcement as well as increasing cooperation among regulators in investigating matters .

Mitigating Activities: We are renewing our focus on competition law risks associated with our businesses through, among other things, in-person and on-line training, general and specific compliance-related communications, in person meetings with, among others, sales and marketing personnel, and an awareness campaign regarding our Compliance Helpline.

While some of these risks affected CNH Industrial’s financial performance during 2016, the countermeasures taken by Management mitigated the significance of the overall impact.

ENHANCEMENTS TO THE RISK MANAGEMENT SYSTEM

The development and implementation of an effective and robust ERM system requires continuous evaluation and improvement. As part of these efforts, CNH Industrial took several steps in 2016 to further enhance the risk assessment process that included the following:

∎

Risk Assessment process: During the first quarter of 2016, the Company developed and distributed risk assessment surveys for completion by upper management across all regions, segments, brands and functions of the Company. Survey results were consolidated and calibrated to provide a broad Company perspective concerning key and emerging risks. These risks were then incorporated into the overall risk assessment process for the year.

∎

Targeted Risk focus: In the second quarter, the Company initiated a series of risk presentations by Group Executive Council members to the Audit Committee and/or Board of Directors, providing targeted updates concerning key risk topics and corresponding countermeasures.

∎

Risk Reporting: Risk assessment update reporting was provided to the Audit Committee in December 2016 (as opposed to early in the second quarter in previous years) to provide a more meaningful view of the current year’s risk profile and emerging risks to be addressed in the following year and beyond.

∎

ERM Program Enhancement Project: CNH Industrial is continuing to develop its ERM program including promoting the risk culture across the Group, enhancing the value of the program for the business, and enhancing alignment with external disclosure requirements (e.g., Dutch law and Dutch Corporate Governance Code).

INTERNAL CONTROL SYSTEM

The Group has in place an internal control system (the “System”), based on the model provided by the COSO Report (Committee of Sponsoring Organizations of the Treadway Commission Report – Enterprise Risk Management model) and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which CNH

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Industrial is exposed. The System is integrated within the organizational and corporate governance framework adopted by CNH Industrial and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information and compliance with laws, regulations, the Articles of Association and internal procedures.

The System, which has been developed on the basis of international best practices, consists of the following three levels of control:

∎	Level 1: operating areas, which identify and assess risk and establish specific actions for management of such risk;

∎	Level 2: central functions responsible for risk control, which define methodologies and instruments for managing risk and monitoring such risk;

∎	Level 3: internal audit, which conducts independent evaluations of the System in its entirety.

Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting

CNH Industrial has in place a system of risk management and internal control over financial reporting based on the model provided in the COSO Report, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the 2013 COSO Framework (control environment, risk assessment, control activities, information and communication, and monitoring), implemented in 2015, in achieving those objectives.

CNH Industrial – which is listed on the NYSE and, consequently, is subject to Section 404 of the U.S. Sarbanes-Oxley Act since 2014 – has a system of administrative and accounting procedures in place that seeks to ensure a highly reliable system of internal control over financial reporting.

The approach adopted by CNH Industrial for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:

∎	identification and evaluation of the source and probability of significant errors in elements of financial reporting;

∎	assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and,

∎	verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.

Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by CNH Industrial, risks and related controls are associated with the accounting and business processes upon which accounting information is based.

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CORPORATE GOVERNANCE

INTRODUCTION

CNH Industrial is a company, organized under the laws of the Netherlands, and results from a business combination with Fiat Industrial and CNH Global consummated on September 29, 2013 (the “Merger”). CNH Industrial qualifies as a foreign private issuer under the rules and regulations of the SEC and the New York Stock Exchange (“NYSE”) Listing Standards. Its common shares are listed on the NYSE and on the Mercato Telematico Azionario (“MTA”), managed by Borsa Italiana S.p.A.

CNH Industrial has adopted, except as discussed below, the best practice provisions of the Dutch Corporate Governance Code (the “Dutch Corporate Governance Code”), which contains principles and best practice provisions that regulate relations between the board of directors of a Dutch company and its shareholders. In accordance with the NYSE Listed Company Manual, CNH Industrial as a listed company and foreign private issuer is permitted to follow home country practice with regard to certain corporate governance standards, whereas with respect to other corporate governance standards it is bound to comply with certain other provisions of the NYSE Listed Company Manual.

In this report CNH Industrial addresses its overall corporate governance structure. The Company discloses, and intends to disclose any material departure from the best practice provisions of the Dutch Corporate Governance Code in its future annual reports.

BOARD OF DIRECTORS

Pursuant to CNH Industrial’s Articles of Association (“Articles of Association”), the Board of Directors may have three or more members. At the general meeting of the shareholders held on September 9, 2013, the number of the members of the Board of Directors was set at eleven. The current slate of Directors was appointed by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”) on April 15, 2016. The term of office of the current Board of Directors is expected to expire on April 14, 2017, the anticipated date of the Company’s next AGM at which shareholders will appoint the Company’s Directors for a term of approximately one-year. Each Director may be re-appointed at any subsequent general meeting of shareholders.

The Board as a whole has collective responsibility for the strategy of the Company. The Board of Directors is composed of two Executive Directors (i.e., the Chairman and the Chief Executive Officer), having responsibility for the day-to-day management of the Company, and nine Non-Executive Directors, who have responsibility with respect to the Board’s oversight function. Under Article 16 the Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the executive Directors to whom the title Chairman or Chief Executive Officer has been granted. Eight directors (representing the majority of the directors) qualified as independent under the NYSE Listing Standards and the Dutch Corporate Governance Code.

On April 29, 2016 the Board of Directors appointed Mr. Léo W. Houle as Senior Non-Executive Director for the purpose of Section III.8.1 of the Dutch Corporate Governance Code. The Senior Non-Executive Director takes care of the proper functioning of the Board of Directors and its Committees.

On September 9, 2013 the Board of Directors of the Company appointed the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee.

On certain key industrial matters the Board of Directors is advised by the Group Executive Council (“GEC”). The GEC is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters.

The Board of Directors has also appointed certain officers of CNH Industrial, including the Chief Financial Officer, the Chief Human Resources Officer, the Chief Purchasing Officer, the Corporate Controller and Chief Accounting Officer, the Treasurer, the Secretary of the Board, the Chief Quality Officer, and the Chief Manufacturing Officer.

During 2016, there were four meetings of the Board of Directors. Attendance at the Board meetings was 93%.

The Board of Directors (as well as the Audit Committee and Compensation Committee) evaluated its performance during 2016. The evaluations consisted of a self-assessment by each of the bodies facilitated by a written questionnaire designed to promote a robust and comprehensive assessment discussion.

The current composition of the Board of Directors is the following:

∎	Sergio Marchionne, Chairman (Executive-Director)

Sergio Marchionne is Chairman of CNH Industrial N.V. He was Chairman of Fiat Industrial S.p.A. and CNH Global N.V. until the integration of these companies into CNH Industrial. He also serves as CEO of Fiat Chrysler Automobiles N.V. and Chairman and CEO of Ferrari N.V. and of FCA US LLC. He holds a Bachelor

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of Arts with a major in Philosophy from the University of Toronto and a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, as well as a Master of Business Administration and a Bachelor of Commerce from the University of Windsor (Canada). Mr. Marchionne is a barrister, solicitor and chartered accountant. He began his professional career in Canada. From 1983 to 1985, he worked for Deloitte & Touche. From 1985 to 1988, at the Lawson Mardon Group of Toronto. From 1989 to 1990, he served as Executive Vice President of Glenex Industries. From 1990 to 1992, he was Chief Financial Officer (CFO) at Acklands Ltd. From 1992 to 1994, also in Toronto, he held the position of Vice President of Legal and Corporate Development and CFO of the Lawson Mardon Group. From 1994 to 2000, he covered various positions of increasing responsibility at Algroup, headquartered in Zurich (Switzerland), until becoming its CEO. He then went on to head the Lonza Group Ltd first as CEO (2000-2001) and then as Chairman (2002). In February 2002, he became CEO of the SGS Group of Geneva. In March 2006, he was appointed Chairman of the company, a position that he continues to hold. He was non-executive Vice Chairman and Senior Independent Director of UBS from 2008 until April 2010. Mr. Marchionne has been a member of the Board of Fiat S.p.A. since May 2003 and was appointed CEO in June 2004. He became CEO of FCA US LLC in June 2009, as well as Chairman in September 2011. On October 13, 2014, he became CEO of Fiat Chrysler Automobiles N.V. and Chairman of Ferrari S.p.A. In May 2010, he joined the Board of Directors of EXOR N.V. and in May 2015 was appointed Non-executive Vice Chairman. He is a member of the Board of Philip Morris International Inc. and of the Board of the Peterson Institute for International Economics as well as Chairman of the Council for the United States and Italy. and member of the J.P. Morgan International Council. Born in 1952, dual Canadian and Italian citizenship. Date of first appointment: November 23, 2012.

∎	Richard J. Tobin, Chief Executive Officer (Executive-Director) of CNH Industrial N.V.

Mr. Tobin is Chief Executive Officer of CNH Industrial N.V. Prior to the merger of Fiat Industrial S.p.A. and CNH Global he was the Chief Executive Officer of CNH Global and group Chief Operating Officer of Fiat Industrial S.p.A., roles he assumed after two years as Chief Financial Officer for CNH Global. Mr. Tobin has extensive experience in international finance and management that he acquired through global leadership positions of growing responsibility and scope. Prior to joining CNH Global in 2010, he held the role of Chief Financial Officer and Head of Information of SGS SA of Geneva Switzerland. He has also held roles in international marketing and management with GTE Corporation in Stamford, Connecticut, AluSuisse-Lonza SA of Zurich Switzerland, and Alcan Aluminum of Montreal Canada. Prior to beginning his business career, Mr. Tobin was an officer in the United States Army. Mr. Tobin holds Bachelor of Arts and Master of Business Administration degrees from Norwich University and Drexel University, respectively. He holds the position of Vice Chairman of Turk Traktor ve Ziraat Makineleri AS of Ankara Turkey, and serves on the Board of Directors for the Dover Corporation of Downers Grove Illinois. He currently sits on the U.S. Chamber of Commerce Board of Directors, and is a member of the Business Roundtable. Born in 1963, American citizenship. Date of first appointment: November 23, 2012.

∎	Jacqueline A. Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee

Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Jacqueline A. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989 she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999 she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006 she was awarded the Légion d’Honneur for her contribution to cooperation between the Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent Board member; she is currently a Board member of TomTom (NL), Unibail Rodamco (FR), Groupe Wendel (FR) and Chairman of the Van Leer Group Foundation (NL). Previously she was a Board member of Vivendi (FR) (2010-2014) and Tesco PLC (U.K.) (2009-2015). Born in 1953, Dutch citizenship. Date of first appointment: September 29, 2013.

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∎	Mina Gerowin, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee

Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an M.B.A. from Harvard Business School where she was a Baker Scholar. She practiced law in Switzerland and New York then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale she consulted internationally. Ms. Gerowin was a Managing Director of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004 helping establish the hedge fund’s Event fund. Mina Gerowin is a Director of Lafarge S.A. and a member of the Advisory Board of the Royal United Services Institute. She is a former Director of EXOR S.p.A. and a former member of the Global Advisory Committee of Samsung Asset Management. Born in 1951, American citizenship. Date of first appointment: September 29, 2013.

∎	Suzanne Heywood, Director (Non-Executive Director), Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee

Suzanne Heywood became a Managing Director of EXOR in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Lady Heywood led McKinsey’s global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Suzanne started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government’s privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is also a Board Member of The Economist (where she is an Audit Committee member) and of the Royal Opera House (where she is the Deputy Chair) and the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook’s third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.

∎	Léo W. Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee

Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources, Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario. Born in 1947, Canadian citizenship. Date of first appointment: September 29, 2013.

∎	Peter Kalantzis, Director (Non-Executive Director—independent), Member of the Audit Committee, Member of the Compensation Committee

Mr. Kalantzis was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. Mr. Kalantzis has been a non-executive member of various boards of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Mr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991, Mr. Kalantzis was appointed Executive Vice-President and member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Mr. Kalantzis is Chairman of the Board of Clair Ltd., Cham (Switzerland); Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland) and Chairman of Degussa Sonne/Mond Goldhandel AG, Cham (Switzerland). He is a member of the Board of Movenpick-Holding Ltd., Baar (Switzerland); of Paneuropean Oil and Industrial

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Holdings, Luxembourg; of Consolidated Lamda Holdings (Luxembourg); of SGS Ltd., Geneva (Switzerland); and of Hardstone Services SA, Geneva (Switzerland). He is also President of the Board of John S. Latsis Public Benefit Foundation, Vaduz (Liechtenstein). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Mr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971. Born in 1945, Swiss and Greek citizenship. Date of first appointment: September 29, 2013.

∎	John Lanaway, Director (Non-Executive Director—independent), Member of the Audit Committee

Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer at Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America at Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer at Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager at Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto. Born in 1950, American, Canadian and British citizenship. Date of first appointment: September 29, 2013.

∎	Silke C. Scheiber, Director (Non-Executive Director—independent), Member of the Audit Committee

Silke C. Scheiber was at Kohlberg Kravis Roberts & Co. LLP, London, U.K. (“KKR”) from July 1999 to December 2015. She was a Member and Head of the European Industrials Group, responsible for identifying and executing a number of investment opportunities within the broader industrials space for KKR’s European private equity funds. From 1996 to 1999, Ms. Scheiber worked as a financial analyst at Goldman, Sachs & Company oHG, Frankfurt, Germany. Ms. Scheiber obtained her M.B.A. from the University of St. Gallen in St. Gallen, Switzerland, majoring in Finance and Accounting. Ms. Scheiber also attended the Ecole des Hautes Etudes Commerciales (HEC) in Paris, France where she majored in European Management and International Business Studies. Ms. Scheiber currently holds a non-executive director role with Jungbunzlauer Holding AG, Basel, Switzerland. Born in 1973, Austrian citizenship. Date of first appointment: April 15, 2016.

∎	Guido Tabellini, Director (Non-Executive Director—independent), Member of the Compensation Committee

Guido Tabellini was a Director of Fiat Industrial S.p.A. from March 10, 2011 until the merger of the company into CNH Industrial. Guido Tabellini is a professor at Università Bocconi, where he also served as Rector from November 2008 to October 2012. Also at Bocconi, he served as Director and then President of the Innocenzo Gasparini Institute for Economic Research (IGIER). Prior to that, Mr. Tabellini taught at Stanford University, UCLA, Università di Cagliari and Università di Brescia. He has been a research fellow and advisor for numerous international organizations and research institutes and was a member of the Council of Economic Advisors to the Italian Prime Minister, of the Privatization Committee and of the Advisory Panel on Public Expenditures to the Italian Ministry of the Economy. Mr. Tabellini received a Ph.D. in Economics from UCLA in 1984. He is a Fellow of the Econometric Society and a Foreign Honorary Member of the American Academy of Arts and Sciences. He has won the Y. Jahnsson Award from the European Economic Association and is also a former President of the European Economic Association. Mr. Tabellini has published numerous articles and books on macro-economics and political, international and public economics. He is also columnist for Il Sole 24 Ore. Board memberships at other listed companies: CIR. Born in 1956, Italian citizenship. Date of first appointment: September 29, 2013.

∎	Jacques Theurillat, Director (Non-Executive Director—independent), Chairperson of the Audit Committee

Jacques Theurillat is a member of the Boards of Purdue Inc./Mundipharma, CNH Industrial N.V. and ADC Therapeutics S.A. He is a Venture Consultant with Sofinnova Partners SAS, a venture capital firm focused on life sciences. From April 2008 to August 2015, Mr. Theurillat served as CEO of Ares Life Sciences AG, a privately owned investment fund with the objective to build and manage a portfolio of companies in life sciences. From March 2007 to March 2008, he has served as CEO and Chairman of Albea Pharmaceuticals AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as the Serono’s SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for

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developing Serono’s global strategy and pursuing its acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position, he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, Mr. Theurillat was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance. Born in 1959, Swiss citizenship. Date of first appointment: September 29, 2013.

BOARD REGULATIONS

On September 9, 2013 the Board of Directors adopted regulations governing the operations of the Board of Directors and its Committees.

The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real-time discussion of the items on the agenda.

The Board of Directors can only transact business, including the adoption of resolutions, if a majority of the Directors in office shall be present at the Board meeting or be represented at such meeting.

A member of the Board of Directors may only be represented by a co-member of the Board of Directors authorized in writing.

The expression in writing shall include any message transmitted by current means of communication.

A member of the Board of Directors may not act as proxy for more than one co-member.

All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.

The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object to a resolution being adopted in this way.

The regulations are available on the Company’s website, www.cnhindustrial.com.

THE AUDIT COMMITTEE

The Audit Committee is responsible for assisting the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s application of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and external auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal audit function and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program.

The Audit Committee currently consists of Messrs. Theurillat (Chairperson), Kalantzis, Lanaway, and Ms. Scheiber. The Audit Committee is elected by the Board of Directors and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a Non-Executive Director. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE Listing Standards, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Dutch Corporate Governance Code, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the Sarbanes-Oxley Act and the rules of the SEC and best practice provision III.5.7 of the Dutch Corporate Governance Code. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the Company’s independent auditors as well as the Chief Financial Officer attend its meetings.

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During 2016, the Audit Committee, inter alia, reviewed and discussed the annual and quarterly financial statements, the key risks and controls relating to the Company’s information systems, the appropriateness and completeness of the system of internal control.

The Audit Committee shall meet four to six times every year. During 2016 the Audit Committee met seven times and attendance of Directors at those meetings was 96%.

THE COMPENSATION COMMITTEE

The Compensation Committee is responsible for, among other things, assisting the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and recommending for approval the compensation of executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.

The Compensation Committee currently consists of Mr. Houle (Chairperson), Ms. Heywood and Messrs. Kalantzis and Tabellini. The Compensation Committee is elected by the Board of Directors and is comprised of at least three directors. No more than one member may be non-independent under the NYSE Listing Standards and the Dutch Corporate Governance Code. The members of the Compensation Committee are appointed for terms of up to two years. Unless decided otherwise by the Compensation Committee, the Chief Human Resources Officer for the Company attends its meetings.

The Compensation Committee shall meet at least once every year. During 2016 the Compensation Committee met four times and attendance of Directors at those meetings was 94%.

THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

The Governance and Sustainability Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors of the Company, (ii) periodic assessment of the size and composition of the Board of Directors, (iii) periodic assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of executive and non-executive Directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the Company’s annual Sustainability Report.

The Governance and Sustainability Committee currently consists of Ms. Heywood (Chairperson), Ms. Gerowin, Mr. Houle, and Ms. Tammenoms Bakker. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent under the NYSE Listing Standards and the Dutch Corporate Governance Code, and none of the members may be executive Directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years.

In addition, as described above, the charters of the Audit Committee, Compensation Committee and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the Dutch Corporate Governance Code. Audit Committee members are also required to qualify as independent under the NYSE Listing Standards and Rule 10A-3 of the Exchange Act.

The Governance and Sustainability Committee shall meet at least one time every year. During 2016 the Governance and Sustainability Committee met twice and attendance of Directors at that meeting was 100%.

AMOUNT AND COMPOSITION OF THE REMUNERATION OF THE BOARD OF DIRECTORS

Details of the remuneration of the Board of Directors and its Committees are set forth under the section Remuneration of Directors.

INDEMNIFICATION OF MEMBERS OF THE BOARD OF DIRECTORS

Pursuant to Article 17 of the Articles of Association, the Company has committed to indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

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CONFLICT OF INTEREST

A member of the Board of Directors shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).

In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual member of the Board of Directors in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual member of the Board of Directors be excused from participation in the decision making process with respect to such matter even though such member of the Board of Directors may not have an actual Conflict of Interest.

At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision III.2.2. of the Dutch Corporate Governance Code, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently EXOR N.V. would be considered a significant shareholder.

The Directors shall inform the Board through the Chairman or the Secretary of the Board as to all material information regarding any circumstances or relationships that may impact their characterization as “independent”, or impact the assessment of their interests, including by responding promptly to the annual director and officer questionnaires circulated by or on behalf of the Chairman that are designed to elicit relevant information regarding business and other relationships.

Based on each Director’s assessment described above, the Board shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive absent a change in circumstances from those disclosed to the Board that necessitates a change in such determination.

LOYALTY VOTING STRUCTURE

In connection with the Merger, CNH Industrial implemented a loyalty voting structure, pursuant to which the former shareholders of each of Fiat Industrial and CNH Global were able to elect to receive one CNH Industrial special voting share with a nominal value of €0.01 per share for each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. The CNH Industrial common shares held by shareholders that elected to receive loyalty shares were registered in a separate register (the “Loyalty Register”) of CNH Industrial’s share register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting that followed the registration. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on the Company’s website (www.cnhindustrial.com).

Following the completion of the Merger, CNH Industrial shareholders may at any time elect to participate in the loyalty voting structure by requesting that CNH Industrial registers all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose his/her/its entitlement to hold a corresponding number of special voting shares.

A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its CNH Industrial common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his/her/its rights to cast any votes in respect of any special voting shares associated with such Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by CNH Industrial for no consideration (om niet) in accordance with the terms and conditions of the special voting shares.

CNH Industrial’s common shares are freely transferable. However, any transfer or disposal of CNH Industrial’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all applicable special voting shares to CNH Industrial. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.

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The purpose of the loyalty voting structure is to grant long-term CNH Industrial shareholders an extra voting right by means of granting a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each CNH Industrial common share held), without entitling such shareholders to any economic rights, other than those pertaining to the CNH Industrial common shares. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, in accordance with the Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. The special voting shares do not have any other economic entitlement.

Section 10 of the special voting shares terms and conditions includes liquidated damages provisions intended to discourage any attempt by holders of special voting shares to violate the terms thereof. These liquidated damages provisions may be enforced by CNH Industrial by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and condition concerning the transfer of special voting shares may lead to the imposition of liquidated damages.

Pursuant to Section 12 of the special voting shares terms and conditions, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of shareholders of CNH Industrial.

A shareholder must promptly notify CNH Industrial upon the occurrence of a change of control, which is defined in Article 4(1)(n) of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a CNH Industrial shareholder that is not an individual (natuurlijk persoon) of (i) the ownership or control of 50% or more of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of 50% or more of the votes which may be expressed at the general meetings of such shareholder, or (iii) the ability to appoint or remove half or more of the Directors, executive Directors or Board members or executive officers of such shareholder or to direct the casting of 50% or more of the voting rights at meetings of the Board, governing body or executive committee of such shareholder. In accordance with Article 4(1)(n) of the Articles of Association, no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by the relevant CNH Industrial’s shareholder represents less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of CNH Industrial, are not otherwise material to the Transferred Group or the change of control transaction. Article 4(1)(n) of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term in defined in Article 4(1)(n) of CNH Industrial’s Articles of Association. A change of control will trigger the de-registration of the applicable Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to such Qualifying Common Shares.

If the Company were to be dissolved and liquidated, after all the debts of the Company have been paid, any remaining balances would be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves than the Special Dividend Reserve to the holders of CNH Industrial common shares in proportion to the number of common shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the CNH Industrial common shares to the holders thereof in proportion to the number of common shares held by each of them; (iii) third, an amount equal to the aggregate amount of the Special Dividend Reserve to the holders of special voting shares in proportion to the number of special voting shares held by each of them; and (iv) fourth, the aggregate amount of the nominal value of the special voting shares to the holders thereof in proportion to the number of special voting shares held by each of them. No liquidation payments will be made on shares that the Company holds in treasury.

GENERAL MEETING OF SHAREHOLDERS

At least one general meeting of Company shareholders shall be held every year, which meeting shall be held within six months after the close of the prior financial year.

Furthermore, general meetings of shareholders shall be held in the situations referred to in Article 2:108a of the Dutch Civil Code and as often as the Board of Directors, the Chairman, the Senior Non-Executive Director or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.

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Shareholders solely or jointly representing at least ten percent (10%) of the Company’s issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of the Company’s shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he/she is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the Board of Directors, the Chairman, the Senior Non-Executive Director or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second day prior to the meeting.

All convocations of meetings of shareholders and all announcements, notifications and communications to Company shareholders shall be made by means of an announcement on the Company’s website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or the Articles of Association, may be either included in the notice (referred to in the preceding sentence) or, to the extent provided for in such notice, on the Company’s website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.

Convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the Company for this purpose.

The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law.

An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant shareholder’s request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth day before the day of the meeting.

The agenda of the annual general meeting shall contain, inter alia, the following items:

a)	adoption of the Company’s annual accounts;

b)	granting of discharge to the members of the Board of Directors in respect of the performance of their duties in the relevant financial year;

c)	the policy of the Company on additions to reserves and on dividends, if any;

d)	if applicable, the proposal to pay a dividend;

e)	if applicable, discussion of any substantial change in the corporate governance structure of the Company;

f)	the appointment of directors; and

g)	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch laws.

The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must provide shareholders with details of the overriding interest.

When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 18 and Article 19 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which Company shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

The general meeting of shareholders shall be presided over by the Senior Non-Executive Director or, in his absence, by the person chosen by the Board of Directors to act as chairperson for such meeting.

One of the persons present designated for that purpose by the chairperson of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairperson of the meeting and the secretary and signed by them in witness thereof.

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The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

If an official notarial record is made of the business transacted at the shareholders’ meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each Director shall at all times have power to give instructions for having an official notarial record made at the Company’s expense.

As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time mentioned in the convening notice. At the latest this notice must be received by the Board of Directors on the day specified in the convening notice.

Shareholders and those permitted by law to attend the shareholders’ meeting may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meeting. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney and any such additional rules shall be mentioned in the notice of the meeting.

The Company is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

The chairperson of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, stating his/her/its name and, to the extent applicable, the number of votes to which he/she/it is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

The chairperson of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he/she considers this desirable with a view to the orderly conduct of the meeting.

Every share (whether common or special voting) shall confer the right to cast one vote.

Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.

All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified.

Blank votes shall not be counted as votes cast.

All votes shall be cast in writing or electronically. The chairperson of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

Voting by acclamation shall be permitted if none of the shareholders present objects.

No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the Company or a subsidiary.

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Without prejudice to the other provisions of the Articles of Association, the Company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c.	the aggregate number of votes validly cast; and

d.	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.

ISSUANCE OF SHARES

The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares.

The general meeting of shareholders or the Board of Directors if so designated as provided in Article 5, paragraph 1 of the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the Articles of Association.

If the Board of Directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.

For a period of five years from September 28, 2013 the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association.

For a period of five years from September 29, 2013 the Board of Directors has been authorized by the shareholders to execute any issuance of common shares of the Company, which authorization is limited to the issuance of up to a maximum of 15% of the total number of common shares issued in the capital of the Company following the CNH Global merger effective date plus not more than an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions. Furthermore and without application of the 15% limitation, the Board of Directors shall be authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to the equity incentive plans sponsored by the predecessors CNH Global and Fiat Industrial (together with certain amendments due to their mutual alignment) and any future approved equity incentive or compensation plans.

The Board of Directors of the Company has been also designated as the authorized body to limit or exclude the rights of pre-emption of shareholders in connection with the proposed authority of the Board to issue common shares and grant rights to subscribe for common shares as referred to above.

In the event of an issuance of common shares, every holder of common shares shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class; provided, however, that no such right of pre-emption shall exist in respect of shares to be issued to Directors or employees of the Company or of a group company pursuant to any option plan of the Company.

A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

In the event of an issuance of special voting shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.

The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of Article 6 of the Articles of Association, within what period the right of pre-emption may be exercised.

PRINCIPAL OFFICE AND HOME MEMBER STATE

The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam and the place of effective management of the Company is in the United Kingdom.

The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom.

The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181.

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The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).

CODE OF CONDUCT

On July 31, 2014, the Board of Directors adopted a new code of conduct (the “Code of Conduct”), which forms an integral part of the internal control system and sets out the principles of business ethics to which CNH Industrial adheres and which Directors, employees, consultants and business “partners” are required to observe. In particular, the Code of Conduct includes specific guidelines on issues relating to the environment, health and safety, business ethics and anti-corruption, suppliers, management of human resources and the respect of human rights.

The CNH Industrial Group uses its best endeavors to ensure that suppliers, consultants and any third party with whom the CNH Industrial Group has a business relationship be informed of the adoption of the principles set forth in the Code of Conduct.

In addition, in 2015 the Company issued its Supplier Code of Conduct, which includes the Company’s guidelines and expectations for suppliers with regard to labor and human rights, the environment, trade restrictions and export controls, business ethics, and reporting matters to the Company.

The Code of Conduct is available on the Corporate Governance section of the Company’s website, www.cnhindustrial.com.

The Supplier Code of Conduct is available on the Suppliers section of the Company’s website.

The Board of Directors has established a procedure to ensure that the CNH Industrial’s employees and third parties have the possibility to report alleged irregularities of a general, operational and financial nature with the Company. The Company’s Compliance Helpline is managed by an independent third party. Reports may be submitted through a dedicated web portal (www.cnhindustrialcompliancehelpline.com), by phone (to a call center managed by a third party), or to a Company representative. Where legally permissible, reports may be submitted on an anonymous basis. In addition, where legally required, the nature of the reports may be limited to certain subject matters. The Company investigates reports submitted and, in appropriate cases, implements corrective and/or disciplinary actions.

The Group’s Code of Conduct is supplemented by additional corporate policies and guidelines aimed at ensuring the Group’s activities are conducted in a consistent and responsible manner.

RELATED PARTY TRANSACTIONS POLICY

The Company adopted a Related Party Transactions Policy to ensure that all the transactions with related parties (as defined in compliance with IAS 24 and ASC 850) shall be subject to proper review, approval or ratification, as the case may be, in accordance with certain procedures set forth by the Company in order to guarantee full transparency and substantive and procedural fairness.

INSIDER TRADING POLICY

On September 9, 2013, the Board of Directors adopted an insider trading policy setting forth guidelines and recommendations to all Directors, officers and employees of the CNH Industrial Group with respect to transactions in CNH Industrial’s securities. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect CNH Industrial’s reputation for integrity and ethical conduct.

The Insider Trading Policy is available on the Corporate Governance section of the Company’s website, www.cnhindustrial.com.

MARKET ABUSE REGULATION (MAR)

On July 3, 2016, the Market Abuse Regulation (Regulation (EU) No 596/2014, “MAR”) entered into force in the EU replacing the existing current rules in the different European countries originated by the implementation of an EU directive issued in 2003. The legal instrument chosen by the EU institutions to amend the current regime is a ‘regulation’, i.e. an instrument that, since the date of coming into effect, is immediately binding in all the EU States without necessity of further implementation.

The main aim of MAR is to expand and develop the existing EU legal framework regime of financial markets, ensuring a more uniform interpretation of the regime that, according to the Commission, should result in a reduction of compliance costs and greater legal certainty.

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The focus of MAR is the prevention of any form of insider dealing (including attempted insider dealing and recommending or inducing another to engage in insider dealing), market manipulation (including attempted market manipulation), and unlawful disclosure of inside information (the “Inside Information”).

In the field of prevention of insider dealing, MAR reiterates the notification regime in place for managers’ transactions involving issuer’s securities. Under MAR, person discharging managerial responsibilities (“PDMR”) and persons closely associated with them must notify the issuers and the national competent authority of every transaction conducted on their own account relating to the shares or debt instruments of that issuer, or to derivatives or other financial instruments linked to those shares or debt instruments.

DISCLOSURE OF INSIDE INFORMATION

Inside Information, as defined under MAR, is crucial for CNH Industrial since EU rules set forth a clear obligation upon the issuers to publicly disclose such Inside Information without delay. The above disclosure requirement shall be complied with through the publication of a press release in accordance with the modalities set forth under MAR disclosing to the public the relevant Inside Information. Delay in disclosure of Inside Information to the public is allowed on issuer’s own responsibility provided that all of the following conditions are met: (i) immediate disclosure is likely to prejudice the legitimate interests of the issuer or emission allowance market participant, (ii) delay of disclosure is not likely to mislead the public, and (iii) the issuer or emission allowance market participant is able to ensure the confidentiality of that information.

INSIDERS LISTS

Pursuant to Article 18 of MAR, CNH Industrial as well as persons acting on its behalf or for its account, shall draw up in accordance with a precise electronic format and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information. CNH Industrial shall transmit the Insider list to the relevant competent authority, upon its request.

PUBLIC TENDER OFFERS

Any offer launched for CNH Industrial’s common shares (and /or for financial instruments linked to such common shares) with respect to both voluntary and mandatory public tender offers shall be managed in compliance with applicable laws and regulations, relevant provisions and with any requirement imposed by/or subject to national relevant authority’s supervision, in particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer.

DISCLOSURES PURSUANT TO DECREE ARTICLE 10 EU-DIRECTIVE ON TAKEOVERS

In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:

a.

For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 24 “Equity” to the Consolidated Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report. As at 31 December 2016, the issued share capital of the Company consisted of 1,362,909,611 common shares, representing 74%. of the aggregate issued share capital and 474,474,276 special voting shares, representing 26%. of the aggregate issued share capital.

b.

The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 12 for transfer restrictions for special voting shares. The Company is not aware of any depository receipts having been issued for shares in its capital.

c.

For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Major Shareholders” of this Annual Report. There you will find a list of shareholders who are known to the Company to have holdings of 3% or more.

d.	No special control rights or other rights accrue to shares in the capital of the Company.

e.	Current equity incentive plans adopted by the Company are administered by the Compensation Committee.

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f.

No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association do not allow the Company to cooperate with the issue of depository receipts for shares.

g.	The Company is not aware of the existence of any agreements with shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.

h.

The rules governing the appointment and dismissal of members of the board of directors of the Company are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of shareholders has the power to dismiss any member of the Board of Directors at any time.

The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of shareholders which can only be passed pursuant to a prior proposal of the Board of Directors of the Company.

i.

The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five years from September 28, 2013 the Board of Directors has been irrevocably authorized by the shareholders to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association. For a period of five years from September 29, 2013 the Board of Directors has been authorized by the shareholders to execute any issuance of common shares of the Company, which authorization is limited to the issuance of up to a maximum of 15% of the total number of common shares issued in the capital of the Company following the CNH Global merger effective date plus not more than an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions. Furthermore and without application of the 15% limitation, the Board of Directors shall be authorized to issue common shares and grant rights to subscribe for common shares in the capital of the Company pursuant to the equity incentive plans sponsored by the predecessors CNH Global and Fiat Industrial (together with certain amendments due to their mutual alignment) and any future approved equity incentive or compensation plans. The Board of Directors has been authorized by resolution of the general meeting of shareholders on 9 September 2013 to resolve upon limitation or exclusion of pre-emptive rights in respect of any issuance of common shares. The Board of Directors is authorized to acquire shares in the capital of the Company for no consideration. Further rules on the governing the acquisition of shares by the Company in its own share capital are set out in article 5 of the articles of association of the Company.

j.

The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a rating downgrade.

SUSTAINABILITY PRACTICES

CNH Industrial is committed to operating in an environmentally and socially-responsible manner.

As discussed above, the Governance and Sustainability Committee was assigned responsibility for strategic oversight of sustainability-related issues and reviews the Company’s annual Sustainability Report. The sustainability strategic approach is defined by the GEC. The GEC is an operational decision-making body of CNH Industrial that is responsible for reviewing the operating performance of the businesses and making decisions on certain operational matters. It also evaluates the congruity of the commitments of sustainability with business objectives, and is regularly updated on the Group’s sustainability performance. On sustainability matters the GEC is advised by the Sustainability Steering Committee (“SSC”). The SSC is chaired by the Chief Sustainability Officer who is also the Chief Financial Officer. The SSC was assigned responsibility to identify sustainability strategies, to integrate sustainability into operating processes, and to provide a forum for communication and benchmarking among the regions. The Regional Chief Operating Officers, Brand Leaders and Heads of Manufacturing, Purchasing, Quality, Human Resources, Corporate Communications, Legal, Compliance, Internal Audit, and Corporate Control and Accounting are permanent members of this committee.

The Sustainability Planning and Reporting department, which operates under the Chief Sustainability Officer’s direction, is responsible for coordinating sustainability related governance across the regions and functions, and has operational responsibility for promoting a culture of sustainability throughout the Group. The Sustainability Planning and

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Reporting department facilitates the process of continuous improvement, promotes the integration of sustainability in day-to-day activities, and contributes to managing risks and strengthening the relationship with and perceptions of stakeholders, in addition to managing sustainability reporting and communication.

The Group also prepares a Sustainability Plan, which reports on the progress of existing projects and new targets to drive continuous improvement in the Group’s sustainability performance. It is updated annually to report the status of existing projects and establish new targets to ensure continuous improvement to support long-term growth. The Sustainability Plan is incorporated in the Sustainability Report, which is prepared on a voluntary basis applying the Global Reporting Initiative’s guidelines (GRI Standards) and is made available on the Company’s website starting from the day of the annual general meeting of shareholders. See also previous section on “Our Commitment to Sustainable Development”.

COMPLIANCE WITH DUTCH CORPORATE GOVERNANCE CODE

While CNH Industrial endorses the principles and best practice provisions of the Dutch Corporate Governance Code, its current corporate governance structure deviates from the following best practice provisions, only with respect to minor aspects as follow:

∎

CNH Industrial deviates from the terms of paragraphs II.3.3 and III.6.2, which require that a Board member may not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she may appear to have a conflict of interest with CNH Industrial, as the definition of conflict of interest set forth in the Board Regulations of CNH Industrial is geared towards an actual conflict of interest, as referred to in the Dutch Civil Code, and does not include the reference to the appearance of a conflict of interest. Nevertheless, the CNH Industrial Board Regulations stipulate that the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a conflict of interest of an individual Director in relation to a specific matter, that it is deemed in the best interests of a proper decision making process that such individual Director be recused from participation in the decision making process with respect to such matter even though such Director may not have an actual conflict of interest; and

∎

CNH Industrial deviates from the terms of paragraph III.5.1, which requires that the terms of reference of the various committees may provide that a maximum of one member of each committee may not be independent, as the terms of reference of the Governance and Sustainability Committee state that a maximum of two members of that committee may not be independent. Despite such difference in the terms of reference, the current composition of the Governance and Sustainability Committee meets the terms of paragraph III.5.1.

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IN CONTROL STATEMENT

Internal Control System

The Board of Directors is responsible for designing, implementing and maintaining internal controls, including proper accounting records and other management information suitable for running the business.

The principal characteristics of the Internal Control System and Internal Control over Financial Reporting adopted by CNH Industrial are described in the specific paragraph mentioned above.

Based on the assessment performed, the Board of Directors concluded that, as of December 31, 2016, the Group’s and the Company’s Internal Control over Financial Reporting is considered effective.

March 2, 2017

Sergio Marchionne

Chairman

Richard J. Tobin

Chief Executive Officer

Responsibilities in respect of the Annual Report

The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Company Financial Statements and Report on Operations, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (“EU-IFRS”).

In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of CNH Industrial N.V. and its subsidiaries and that the Report on Operations provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of CNH Industrial N.V. and its subsidiaries, together with a description of the principal risks and uncertainties that CNH Industrial N.V. and the Group face.

March 2, 2017

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

Mina Gerowin

Suzanne Heywood

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacques Theurillat

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REMUNERATION REPORT

The quality of our leadership and their commitment to the Company are fundamental to our success. Our remuneration principles support our business strategy and growth objectives in a diverse and evolving global market. Our Remuneration Policy is designed to competitively reward the achievement of long-term sustainable performance goals and to attract, motivate and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Given the changing international standards regarding appropriate remuneration, a variety of factors have been taken into consideration, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, national and international legislation and the long-term objectives of the Company and its shareholders. The Compensation Committee of the Board of Directors (“Compensation Committee”) reviews the Remuneration Policy on an annual basis.

REMUNERATION POLICY AVAILABLE ON OUR WEBSITE

The Compensation Committee provides to the Non-Executive Directors of the Board its recommendation with respect to the compensation for Executive Directors, with reference to the Company’s Remuneration Policy for Executive Directors (the “Remuneration Policy”). The Non-Executive Directors determine the Executive Directors’ compensation terms and conditions based on the Remuneration policy as aligned with Dutch law and the Dutch Corporate Governance Code. At the 2014 Annual General Meeting of Shareholders (“AGM”), our shareholders approved the Company’s Remuneration Policy, which is available on the Company’s website, www.cnhindustrial.com.

The Compensation Committee reviews the Remuneration Policy and its implementation. The Compensation Committee concluded that there are no reasons to recommend to shareholders adjustments to the Remuneration Policy at the Annual General Meeting of shareholders scheduled to be held on April 14, 2017.

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FINANCIAL YEAR 2016 – SELECT BUSINESS HIGHLIGHTS

A key tenet of the Remuneration Policy is payment for performance. The following table highlights some of the key Company achievements and initiatives in 2016.

FINANCIAL HIGHLIGHTS		STRATEGIC DEVELOPMENTS AND INITIATIVES

∎	Maintained competitive margins among OEMs in Agricultural Equipment segment, and increased margins in our Commercial Vehicles and Powertrain segments	∎	Alliance with Hyundai Heavy Industries for the production and development of mini-excavators, completing CNH Industrial’s product strategy for its excavator product portfolio expansion

∎	Generated $482 million in adjusted net income(1)	∎	Acquisition of Kongskilde, an agricultural grass and soil implement business, which strengthens New Holland Agricultural Equipment’s tillage, seeding, and forage product offering

∎	Generated net industrial cash flow of $1,045 million, a 38% increase year-over-year, with a significant contribution from working capital in the fourth quarter, primarily as a result of an inventory realignment to prevailing market conditions in the Agricultural Equipment and Construction Equipment segments	∎

Helping to make transport safer, cleaner and more efficient, IVECO showcased new technologies in connectivity and autonomous guiding support systems, through its first voyage of semi-automatic truck platoons and the Z-Truck, zero emissions concept for freight transport

∎	Maintained a dedicated approach to careful cost control and containment of discretionary spending	∎

FPT Industrial, market leader and innovator of Compressed Natural Gas (CNG) engines, extended its range of on-road alternative fuel solutions with the first real 9 liter diesel equivalent, the new best-in-class Cursor 9 CNG, providing market leading power and torque, ideal heavy transport, waste collection and urban and inter-urban transport applications

∎	Increased market share in our key European markets in Commercial Vehicles while continuing to improve our profitability in the major product categories	∎	Confirmed Industry Leader for the sixth consecutive year by the Dow Jones Sustainability Indices, with a score of 90/100
∎

Continued focus on quality and process improvement through World Class Manufacturing (WCM) achievements, 14 silver and 22 bronze medaling plants by the end of 2016, an increase of 4 silver and 3 bronzes during the year

(1)	Adjusted Net Income is defined as Net Income less restructuring charges and non-recurring items, after tax, derived from financial information prepared in accordance with U.S. GAAP. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of ongoing operational activities.

We are effectively managing our businesses through challenging market conditions by reducing our structural costs, retaining our market share positions and positioning ourselves to take full advantage of opportunities as they arise in the industry cycles.

Notable achievements across all segments include:

∎	SG&A spending levels held essentially at 2015 levels, emphasizing the lasting impact of the structural changes made in recent prior years;

∎	continued tight inventory management in all segments that enabled further net reduction of channel inventory (that is, combined Company and dealer inventories) beyond realignments made in 2015;

∎	overall, net price realization was again positive year-over-year, in addition to lower manufacturing and purchasing costs;

∎	the investment in World Class Manufacturing and the continued addition of WCM medaling plants have real economic benefits for the Company; and

∎

margins remained very competitive, while experiencing extremely depressed market conditions in certain of our largest agricultural markets, benefiting from the cost containment and inventory control discipline noted above and enabling offsets to downturns in volume.

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REMUNERATION PRINCIPLES

The guiding principle of our Remuneration Policy is to provide a compensation structure that allows CNH Industrial to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create value for shareholders and other stakeholders in a manner consistent with our core business and leadership values. CNH Industrial’s compensation philosophy, as set forth in the Remuneration Policy, aims to provide compensation to its Executive Directors as outlined below.

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PEER GROUP DEVELOPMENT

In 2016, the Compensation Committee reviewed potential compensation peer companies, which are companies operating in similar industries and geographies with whom we are most likely to compete for talent at the executive level. The Compensation Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial’s business and considers public listing, industry practices, geographic reach and revenue proximity. Market capitalization was considered a secondary characteristic. Our Company has few direct business competitors, which makes it difficult to create a compensation peer group based on industry, revenues or market capitalization alone. Additionally, notwithstanding CNH Industrial being a European headquartered company, evaluation against peer companies incorporated in only the European geographic region was believed to be artificial and inappropriate, in particular in light of being listed in both the New York and Milan stock exchanges. Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairman includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies with revenues greater than $10 billion as shown in the table below. A blend of both U.S. and non–U.S. companies for the compensation peer group is deemed necessary for meaningful comparisons to the relevant talent market for our executives.

The compensation peer group has not changed from 2015.

2016 Compensation Peer Group

U.S. Companies	Non-U.S. Companies

Caterpillar Inc.	AB Volvo

Cummins Inc.	Continental AG

Deere & Company	Komatsu Ltd

Honeywell International Inc.	Man SE

Johnson Controls International	Mitsubishi Heavy Industries, Ltd

Magna International Inc.

Navistar International Corporation

PACCAR Inc.

United Technologies Corporation

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SUMMARY OVERVIEW OF REMUNERATION ELEMENTS

The Executive Directors’ remuneration consists of the following primary elements:

Remuneration Element	Description	Strategic Role

Base Salary	Fixed cash compensation	Attracts and rewards high performing executives via market competitive pay
Short-Term Variable

∎   Based on achievement of annually predetermined performance objectives

∎   Comprised of two equally weighted financial metrics: net income and net industrial cash flow

∎   Target payout is 100% and maximum payout is 200% of base salary for both CEO and Chairman

∎   Drives company-wide and individual performance

∎   Rewards annual performance

∎   Motivates executives to achieve performance objectives that are critical to our annual operating and strategic plans

∎   Aligns executives’ and shareholder interests

Long-Term Variable

∎   Based on achievement of publicly disclosed multi-year financial targets

∎   Performance criteria are comprised of equally weighted metrics: relative total shareholder return (TSR) and net income

∎   Awards have three vesting opportunities, one-third each, after years three, four and five, based on cumulative results

∎   Encourage executives to achieve long-term strategic and financial objectives

∎   Motivates executives to deliver sustained long-term growth

∎   Aligns executives’ and shareholder interests through long-term value creation

∎   Enhance retention of key talent

Pension and Retirement Savings

∎   CEO: Company sponsored retirement savings programs, available to salaried employees

∎   Chairman: Company pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (for which the Chairman serves as CEO) for a retirement savings benefit equivalent to five times the fixed annual compensation at the time of retirement

Provides for employee security and productivity
Other Benefits

∎   CEO: typical benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits

∎   CEO and Chairman: legacy severance protection

∎   Chairman: a portion of personal security personnel cost

∎   CEO and Chairman: tax equalization

Customary fringe benefits consistent with offerings of compensation peer group

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2016 REMUNERATION OF EXECUTIVE DIRECTORS

Our executive compensation program is designed to align the interests of our Executive Directors with those of our shareholders. It is designed to reward our executives based on the achievement of sustained financial and operating performance as well as demonstrated leadership. We aim to attract, engage, and retain high-performing executives who help us achieve short-term and long-term success and maintain our position as an industry leader. We support a shared, one-company mindset of performance and accountability to deliver on business objectives.

For 2016, no changes were made to any of the elements of compensation set forth above for either of the Executive Directors.

The total annual target compensation of the Executive Directors is comprised of base compensation, annual variable pay and long-term variable pay as follows:

Executive Directors 2016 Realized Compensation

The narrative and chart below is intended to provide additional context for understanding the realized, that is, the actual compensation received, in 2016 of the three primary components of pay: base salary, annual cash incentives and equity awards. This narrative is intended to complement and not serve as a substitute for the amounts reported in the compensation tables and to provide a helpful comparison to the targeted pay mix illustrated in the charts above.

In 2016, the CEO’s realized compensation included $1.31 million in base compensation and $1.27 million in annual cash performance incentive paid in 2016, with no equity compensation vesting during the year, totaling $2.58 million. The Chairman’s realized compensation included $1.6 million in base compensation, no annual cash performance incentive paid in 2016 and $5.2 million in equity compensation that vested during the year, totaling $6.8 million.

*	The CEO has a five year (2014-2018) performance share grant with an initial vesting opportunity in the first quarter of 2017. No equity pay for the CEO has been realized in 2014, 2015 or 2016 under the current LTI plan.

**	The Chairman did not receive any annual cash incentive payment in 2016.

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Base Salary

The Company does not guarantee annual base salary increases for the Executive Directors. In 2016, the base salary of the Executive Directors did not increase relative to 2015. Base salary is the only fixed component of our Executive Directors’ total cash compensation and is intended to provide market-competitive pay to attract and retain well-qualified senior executives and very effective leaders. The applicable amount of base salary takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market data. The base salaries of our Executive Directors are evaluated together with other components of compensation to ensure that they are in line with our overall compensation philosophy and aligned with performance.

With CNH Industrial’s formation in September 2013, a new annual base salary of $1.3 million for our CEO, and a new annual base salary of CHF 1.55 million for our Chairman were approved. These decisions were reached using the compensation program benchmarking and compensation peer group review process described above. The Company believes that paying our Executive Directors at or above these benchmarks is appropriate to retain them throughout the business cycle.

Variable Components

Our Executive Directors are also eligible to receive variable compensation subject to the achievement of pre-established, challenging financial and other designated performance objectives. The variable components of our Executive Directors’ remuneration, both the short and the long-term incentives, are linked to predetermined, measureable objectives which serve to motivate strong performance and shareholder returns and are approved by the Company’s Non-Executive Directors. The Non-Executive Directors believe that placing significantly more weight on the long-term component is appropriate for the Executive Directors because it focuses their efforts on the Company’s long-term success.

Annually, scenario analyses are carried out to examine the relationship between the performance criteria chosen and the possible outcomes of the variable remuneration of the Executive Directors. Such analysis was also carried out for the 2016 financial year, and the Company found a strong link between remuneration and performance and concludes that the chosen performance criteria are appropriate under both the short-term and long-term incentive components of total remuneration and support the Company’s strategic objectives.

OUR “ACHIEVE AND EARN” PHILOSOPHY REWARDS PERFORMANCE AND LEADERSHIP

The bonus elements and calculations for the Chairman and CEO follow the same “Achieve and Earn” philosophy as the company-wide Performance and Leadership Bonus Plan for all eligible employees.

Short-Term Incentives

The primary objective of short-term variable incentives is to focus on the business priorities for the current or following year. Our Executive Directors’ short-term variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the Non-Executive Directors each year.

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Our Methodology for Determining Annual Bonus Awards

*	The individual performance and leadership assessment is applicable to the CEO but not the Chairman. The Chairman evaluates the CEO’s performance and leadership each year using a nine box matrix that correlates to the overall individual performance evaluation. This score can increase or decrease the bonus earned in a given performance year.

In regards to the Executive Directors’ annual performance bonus determination, the Compensation Committee and the Non-Executive Directors:

∎	approve the Executive Directors’ objectives and maximum allowable bonus;

∎	select the choice and weighting of objectives;

∎	set the stretch objectives;

∎	review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement of the objectives;

∎	review the performance evaluation score of the CEO assessed by the Chairman; and

∎	approve the final bonus determination.

For 2016, the Compensation Committee approved the same bonus plan design and metrics utilized in 2015. The two metrics, net income and net industrial cash flow, were equally weighted and the goals were set with challenging hurdles. Each objective pays out independently. There is no minimum bonus payout; if none of the threshold objectives are satisfied, there is no bonus payment.

The target incentive for the annual bonus program is 100% of base salary for both the CEO and the Chairman, linked to approved targets each year which are consistent with our public guidance to investors. To earn any incentive, the threshold performance must be at least 90% of the specific target established. To earn the maximum payout of 200% of target, actual results must be achieved at 150% of the target performance, or greater, for both performance metrics. For the 2016 annual bonus program, threshold, target, and maximum percentage opportunities for our CEO and Chairman did not change compared with 2015.

CEO Annual Bonus

The bonus earned by the CEO for performance year 2016 was $2.3 million, as determined by the achievement of the pre-determined objectives and corresponding Company performance factors illustrated in the table below.

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2016 Annual Bonus Program

2016 Performance Metric	Weight	Threshold ($ million)	Target ($ million)	Maximum ($ million)	Company Performance – Actual ($ million)	Company Performance Factor	Individual Performance & Leadership Multiplier

Net Income (Adjusted)	50%	329	366	549	383(1)	109.3%
Net Industrial Cash Flow(2)	50%	170	189	284	1,045	200.0%
Overall Company Performance Factor:						154.6%
CEO’s Individual Performance and Leadership Assessment*:							115%

(1)

2016 Adjusted Net Income derived from financial information prepared in accordance with U.S. GAAP, as disclosed in the Company’s 2016 full year earnings release, was $482 million. For CEO bonus purposes, certain non-recurring items (totaling $59 million) in addition to the restructuring after tax adjustments ($40 million) were included, notwithstanding their unusual nature.

(2)

Net industrial cash flow is a non-GAAP measure derived from financial information prepared in accordance with U.S. GAAP, and is defined as net income plus depreciation and amortization, plus changes in working capital and other provisions, less capital expenditures.

*

The individual performance and leadership assessment is a set factor vs. target bonus % for each of the nine possible combinations of individual performance (low, medium and high) and leadership (low, medium and high) under the Company’s defined performance management process. The factor of 1.15 is a set multiplier associated with the 2016 rating of high performance and medium leadership, as evaluated by the Chairman.

Chairman Annual Bonus

In consultation with the Chairman and the Compensation Committee, the Non-Executive Directors approved that no annual performance bonus would be paid to the Chairman for the 2016 financial year.

Discussion of 2016 Results

For the 2016 financial year, the bonus plan achievement for net income, adjusted for certain non-recurring items, deemed appropriate by the Non-Executive Directors, was $383 million and net industrial cash flow was $1,045 million. The net income result adjusted as described in footnote #1 above slightly exceeded target, while the net industrial cash flow achievement exceeded 150% of target, the upper limit for the bonus determination.

Both financial objectives were deemed challenging and in line with external analyst expectation at the time they were established. In spite of industry volumes hitting what is considered the trough in the Company’s highest contributing business segment, the agricultural equipment industry, the Company’s results reflect management’s continued discipline and focus on cost control, inventory management and positive net price realization. The strength of our diverse business segments and geographical markets further helped the Company to overcome the industry volume declines and to exceed targets.

Long-Term Incentives

Long-term incentive compensation is a critical component of our Executive Directors’ compensation program. This compensation component is designed to motivate and reward long-term stockholder value creation and the attainment of Company performance goals, to retain top talent and create an ownership alignment with shareholders. Long-term incentives are also an important retention tool that management and the Compensation Committee use to align the financial interests of executives and other key contributors with sustained shareholder value creation. We believe the Executive Directors’ compensation should be aligned with shareholders’ interests.

In 2014, CNH Industrial introduced a new long-term incentive program (“LTIP”), covering a five-year performance period, (2014 to 2018), consistent with the Company’s strategic planning horizon, under which equity awards can be granted to eligible individuals. The Chairman, CEO, Group Executive Council (“GEC”) key managers and select others may participate in the LTIP. Approximately 400 senior leaders participate in the two facets of the LTIP – Company Performance Plan and Individual Performance Plan. The award mix and level vary by position. For the CEO and Chairman, target LTIP percentages were benchmarked against both U.S. and non-U.S. compensation peer group companies.

The Company Performance Plan component of the LTIP, measured by cumulative net income and relative TSR position among seven peer companies, provides an opportunity for interim partial vesting after 2016 (based upon cumulative 2014-2016 results) and 2017 (based upon cumulative 2014-2017 results), and full vesting in 2018 (based upon cumulative 2014-2018 results). The achieved awards vest in February, following each respective performance period and are settled in CNH Industrial common shares. The CEO was awarded a one-time Company Performance Plan share grant in 2014; the Chairman does not participate in this component of the LTIP.

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The Individual Performance Plan component of the LTIP provides a retention-based award opportunity, subject to continued employment with the Company at time of vesting. The CEO does not participate in this component of the LTIP. The Chairman was awarded a one-time retention grant in 2014 with vesting over five years, 2014-2018 (the “Retention Award”). The retention-based awards are settled in CNH Industrial common shares.

Although the Executive Directors’ equity awards have no required holding period after vesting, their respective full vesting period is five years. In practice, shares are generally held except, if deemed necessary, to sell shares to cover the tax obligations of the vested awards.

Discussion of 2016 Equity Awards

No new equity grants were awarded to the Executive Directors in 2016. The awards granted in 2014 were one-time grants covering a five-year period, 2014-2018. With respect to the Chairman’s Retention Award, the third installment of 600,000 shares vested on December 31, 2016, which has been delivered in February 2017.

With regard to the first performance period under the Company Performance Plan component of the LTIP, 2014-2016, neither of the two metrics, net income and relative TSR position, achieved the threshold performance to earn a partial payout under the plan.

Pension and Retirement Savings

The CEO participates in Company sponsored retirement savings programs, which are available to all salaried employees of CNH Industrial America LLC. Currently, there are no additional executive retirement benefit plans available to our CEO. In 2016, CNH Industrial engaged Mercer to analyze and benchmark this executive remuneration component. The results of this analysis, and any proposed market competitive amendment, are expected to be reviewed by the Compensation Committee in 2017. For the Chairman, CNH Industrial N.V. pays social contribution fees mandatorily due under Swiss law and indemnifies Fiat Chrysler Automobiles N.V. (as the Chairman is the Chief Executive Officer of Fiat Chrysler Automobiles N.V.) for a fully vested retirement savings benefit equivalent to five times his fixed annual compensation at the time of retirement.

Other Benefits

We offer customary perquisites to our CEO and Chairman. The CEO is entitled to usual and customary fringe benefits such as a company car, medical insurance, accident insurance, and retiree healthcare benefits. A portion of the costs of personal security personnel dedicated to the Chairman are borne by the Company. Furthermore, in the event of an involuntary termination of employment other than for cause, both the CEO and Chairman are entitled to legacy contractual severance arrangements, which were granted prior to the formation of CNH Industrial. The severance payment for the CEO is equal to eighteen months of base salary plus the annual bonus at target. For the Chairman, the severance payment is two times the prior year fixed plus variable compensation. The Compensation Committee may grant other benefits to the Executive Directors in particular circumstances such as tax equalization.

Tax Equalization

The Executive Directors, as a function of their global role in the Company, may be subject to tax on their employment income in multiple countries. As both the Chairman and CEO are subject to tax on their worldwide income in their respective home country, the Company engaged KPMG LLP to study the prevalent practice for handling incremental tax costs incurred by globally mobile executives. Based on that analysis, in 2015 the Non-Executive Directors decided to tax-equalize all of the employment earnings of the Executive Directors, including equity income, to their respective home country’s effective income tax and, if applicable, social contribution rates. The benefits are included in the Non Monetary Compensation (Fringe Benefits) column in the remuneration table.

In 2016, prior years’ foreign sourced income obligations since the formation of CNH Industrial N.V. in 2013 were resolved. The Company expects that the benefit in future years will reflect only the applicable annual tax equalization.

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STOCK OWNERSHIP

Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. While we do not currently maintain a formal required stock ownership policy, as of the end of the 2016 financial year, our CEO’s stock holdings, when viewed as a multiple of his 2016 base salary, is in line with common market practice.

*      The multiple of 3.4 for the CEO shown above represents holdings as of December 31, 2016 using a stock price of $8.69.

RECOUPMENT OF INCENTIVE COMPENSATION (CLAW BACK POLICY)

The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Recoupment Policy in the Company’s Equity Incentive Plan (the “EIP”), which defines the terms and conditions for any subsequent long-term incentive program, and the Performance and Leadership Bonus plan (the “PLB plan”), which defines the short-term incentive program, as well as in any executive employment agreements, authorizes the Company to recover, or “claw back,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results are subject to an accounting restatement.

INSIDER TRADING POLICY

The Company maintains an insider trading policy applicable to all directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The policy also restricts trading to defined periods that follow the Company’s quarterly earnings releases.

PROHIBITION ON SHORT SALES (ANTI-HEDGING)

To ensure alignment with shareholders interest and to further strengthen our compensation risk management policies and practices, the Company’s Insider Trading Policy prohibits all individuals to whom our Insider Trading Policy applies from engaging in a short sale of the Company’s or its subsidiaries’ securities and derivatives thereof such as options, puts, calls or warrants or any other financial instrument by which the above securities can be acquired or subscribed under any circumstance.

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REMUNERATION FOR NON-EXECUTIVE DIRECTORS

The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan, which was approved by the Company’s shareholders and is periodically reviewed by the Compensation Committee. The current remuneration for the Non-Executive Directors, which did not change from 2015, is shown in the table below.

Non-Executive Director Compensation	Total

Annual Cash Retainer	$125,000

Additional retainer for Audit Committee member	$25,000

Additional retainer for Audit Committee Chairman	$35,000

Additional retainer for member of other Board committees	$20,000

Additional retainer for Chairman of other Board committees	$25,000

Non-Executive Directors elect which portion of their annual retainer fee, committee membership and committee chair fee payments (collectively, the “Fees”) will be made in cash, common shares of CNH Industrial N.V., or options to purchase common shares. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans.

Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.

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IMPLEMENTATION OF REMUNERATION POLICY IN 2017

If, and to the extent, any changes are made to 2017 remuneration, such changes will be in line with the approved policy.

The following table summarizes remuneration paid or awarded to Directors for the year ended December 31, 2016.

($ actual)	Office Held	In Office From/To	Salary/ Annual Fee (cash)	Compensation/ Annual Fee (Equity)(1)	Bonus and Other Incentives (Non-Equity) (2)	Non-Monetary Compensation (Fringe Benefits) (3)	Pension & Similar Benefits (4)	Total Remuneration

MARCHIONNE Sergio	CHAIRMAN	01/01/2016 - 12/31/2016	1,573,874	-	-	160,384	995,653	2,729,911
TOBIN Richard	CEO	01/01/2016 - 12/31/2016	1,314,169	-	2,311,000	56,733	261,147	3,943,049
TAMMENOMS BAKKER Jacqueline	DIRECTOR	01/01/2016 - 12/31/2016	145,000	-	-	-	19,515	164,515
ELKANN John	SENIOR NON-EXECUTIVE DIRECTOR	01/01/2016 - 04/14/2016	43,750	-	-	-	-	43,750
GEROWIN Mina	DIRECTOR	01/01/2016 - 12/31/2016	145,000	-	-	-	19,515	164,515
GRIECO Maria Patrizia	DIRECTOR	01/01/2016 - 04/14/2016	36,250	-	-	-	-	36,250
HEYWOOD Suzanne(5)	DIRECTOR	04/15/2016 - 12/31/2016	127,500	-	-	-	-	127,500
	DIRECTOR	01/01/2016 - 04/28/2016
HOULE Léo W.	SENIOR NON-EXECUTIVE DIRECTOR	04/29/2016 - 12/31/2016	163,750	-	-	-	-	163,750
KALANTZIS Peter	DIRECTOR	01/01/2016 - 12/31/2016	170,000	-	-	-	-	170,000
LANAWAY John	DIRECTOR	01/01/2016 - 12/31/2016	105,000	45,000	-	-	-	150,000
SCHEIBER Silke	DIRECTOR	04/15/2016 - 12/31/2016	112,500	-	-	-	15,163	127,663
TABELLINI Guido	DIRECTOR	01/01/2016 - 12/31/2016	140,000	-	-	-	-	140,000
THEURILLAT Jacques	DIRECTOR	01/01/2016 - 12/31/2016	160,000	-	-	-	20,524	180,524

TOTAL			4,236,793	45,000	2,311,000	217,117	1,331,517	8,141,427

(1)

No new equity awards were granted in 2016 to the Executive Directors, and no equity amount is shown, consistent with past years’ disclosure. For the CEO, for the year ended December 31, 2016, the Company recognized a net share-based compensation income of $3.0 million as a consequence of the reversal of previously recognized expense for performance share units granted to the CEO and linked to non-market conditions for which the Company does not believe it to be probable that the performance conditions will be achieved. For the Chairman, the Company recognized a share-based compensation expense of $4.66 million in 2016.

(2)	The amount reflects the bonus earned for the performance year 2016 which will be paid in 2017. The bonus paid in 2016 for the 2015 performance year was $1,270,000.
(3)

For the Chairman, the amount reflects tax equalization benefits related to earnings during the 2016 performance year. In addition, $705,500 of tax equalization benefits related to the resolution of prior years’ foreign sourced tax obligations since the formation of CNH Industrial N.V. in 2013 were incurred in 2016. For the CEO, the amount includes the use of a company-provided car for personal purposes in the amount of $16,587, and tax equalization benefits in the amount of $40,146.

(4)	The amounts reflect pension, retirement and similar benefits set aside or accrued for Directors by CNH Industrial for the year ended December 31, 2016.
(5)	Ms. Heywood’s fees are paid to EXOR N.V., in accordance with EXOR’s policy regarding Director compensation for EXOR employees.

Effective on September 20, 2013, 200,000 common shares were reserved for issuance under the CNH Industrial Directors’ Compensation Plan, as approved by shareholders.

Refer to the following paragraph “Share Ownership” for the stock option and share activity for the year ended December 31, 2016 under the CNH Industrial Directors’ Compensation Plan and the predecessor companies’ plans adopted by CNH Industrial pursuant to the Merger.

EXECUTIVE OFFICERS’ COMPENSATION

The aggregate amount of compensation paid to or accrued for executive officers that held office during 2016 was approximately $11.4 million, including $1.9 million of pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 17 executives at December 31, 2016.

Report on Operations   Remuneration Report   93

SHARE OWNERSHIP

Collectively, our Directors and Executive Directors own less than one percent of our outstanding common shares. The following table summarizes the number of CNH Industrial common shares owned by our directors owned as of December 31, 2016:

(Number)	Common Shares	Special Voting Shares

Sergio Marchionne	11,459,586	-
Richard Tobin	512,392	-
Mina Gerowin	2,208	-
Léo Houle	57,259	57,259
Peter Kalantzis	2,000	-
John Lanaway	60,877	23,859
Jacques Theurillat	18,422	-

The following table summarizes outstanding stock options held by CNH Industrial Directors as of December 31, 2016 under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan (“CNH EIP”) for Executive Directors. In connection with the Merger, CNH Industrial assumed the sponsorship of the CNH DCP and the CNH EIP on September 29, 2013.

Stock options for Non-Executive Directors expire upon the earlier of (i) ten years after the grant date; or (ii) six months after the date an individual ceases to be a director.

Report on Operations   Remuneration Report   94

	Grant Date	Exercise Price (in $)	Gerowin	Houle(3)	Lanaway	Theurillat(2)	Tobin(1)	Total

Beginning Balance as of January 1, 2016

(automatic option)	04/07/2006	5.96	-	18,604	18,604	-	-	37,208

	10/03/2006	4.80	-	20,835	-	-	-	20,835

	12/29/2006	5.91	-	16,942	-	4,233	-	21,175

	03/30/2007	8.18	-	12,226	-	3,054	-	15,280

	06/30/2007	10.96	-	9,129	-	2,281	-	11,410

	09/28/2007	13.02	-	7,682	-	1,917	-	9,599

	12/27/2007	14.28	-	7,001	-	-	-	7,001

	03/19/2008	10.77	-	9,286	-	-	-	9,286

	06/17/2008	9.15	-	10,940	-	-	-	10,940

	04/29/2011	10.15	-	-	-	-	189,183	189,183

	09/28/2012	8.78	-	-	-	-	483,468	483,468

	12/28/2013	11.33	6,402	-	-	-	-	6,402

	03/28/2014	11.26	6,442	-	-	-	-	6,442

	06/26/2014	10.25	7,073	-	-	-	-	7,073

	09/24/2014	7.82	9,271	-	-	-	-	9,271

	12/28/2014	8.26	8,777	-	-	-	-	8,777

	04/14/2015	8.25	4,394	-	-	-	-	4.394

	07/13/2015	9.52	3,808	-	-	-	-	3,808

Beginning Total			46,167	112,645	18,604	11,485	672,651	861,552

- Vested/Not Exercised			46,167	112,645	18,604	11,485	672,651	861,552

Not Vested			-	-	-	-	-	-

Options Exercised in 2016

	04/07/2006	5.96	-	18,604	18,604	-	-	37,208

	10/03/2006	4.80	-	20,835	-	-	-	20,835

	12/29/2006	5.91	-	16,942	-	4,233	-	21,175

Total Options Exercised in 2016			-	56,381	18,604	4,233	-	79,218

Options Granted in 2016			-	-	-	-	-	-

Total Options Granted in 2016			-	-	-	-	-	-

Options Expired in 2016			-	-	-	-	-	-

Total Options Expired in 2016			-	-	-	-	-	-

Ending Balance as of December 31, 2016

(automatic option)	04/07/2006	5.96	-	-	-	-	-	-

	10/03/2006	4.80	-	-	-	-	-	-

	12/29/2006	5.91	-	-	-	-	-	-

	03/30/2007	8.18	-	12,226	-	3,054	-	15,280

	06/30/2007	10.96	-	9,129	-	2,281	-	11,410

	09/28/2007	13.02	-	7,682	-	1,917	-	9,599

	12/27/2007	14.28	-	7,001	-	-	-	7,001

	03/19/2008	10.77	-	9,286	-	-	-	9,286

	06/17/2008	9.15	-	10,940	-	-	-	10,940

	04/29/2011	10.15	-	-	-	-	189,183	189,183

	09/28/2012	8.78	-	-	-	-	483,468	483,468

	12/28/2013	11.33	6,402	-	-	-	-	6,402

	03/28/2014	11.26	6,442	-	-	-	-	6,442

	06/26/2014	10.25	7,073	-	-	-	-	7,073

	09/24/2014	7.82	9,271	-	-	-	-	9,271

	12/28/2014	8.26	8,777	-	-	-	-	8,777

	04/14/2015	8.25	4,394	-	-	-	-	4,394

	07/13/2015	9.52	3,808	-	-	-	-	3,808

Closing Total			46,167	56,264	-	7,252	672,651	782,334

Vested/Not Exercised			46,167	56,264	-	7,252	672,651	782,334

Not Vested			-	-	-	-	-	-

(1)	Options granted on 4/29/2011 and 9/28/2012 with expiry on 2/26/2017 and 2/24/2018, respectively.
(2)	On 2/15/2017, Mr. Theurillat exercised his options granted on 3/30/2007.
(3)	On 2/6/2017, Mr. Houle exercised his options granted on 3/30/2007.

Report on Operations   Remuneration Report   95

The following table summarizes unvested performance share units held by Executive Directors as of December 31, 2016.

	Grant Date	Vesting Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of January 1, 2016
	6/9/2014	02/01/2017, 02/01/2018, 02/01/2019	$9.52	2,955,000	-	2,955,000
Beginning Total				2,955,000	-	2,955,000

Vested in 2016

Ending Balance as of December 31, 2016
	6/9/2014	02/01/2017, 02/01/2018, 02/01/2019	$9.52	2,955,000	-	2,955,000
Ending Total				2,955,000	-	2,955,000
The following table summarizes unvested restricted share units held by Executive Directors as of December 31, 2016:
	Grant Date	Vesting Date	Weighted Average Fair Market Value	Tobin	Marchionne	Total
Beginning Balance as of January 1, 2016
	06/09/2014	12/31/2017, 12/31/2018	$10.41	-	1,500,000	1,500,000
Beginning Total				-	1,500,000	1,500,000

Vested in 2016	06/09/2014	12/31/2016	$10.41		600,000(1)	600,000(1)

Total Vested in 2016					600,000	600,000

Ending Balance as of December 31, 2016
	06/09/2014	12/31/2017, 12/31/2018	$10.41	-	900,000	900,000
Ending Total				-	900,000	900,000

(1)	The shares vested on December 31, 2016 and were exercised on February 8, 2017.

Report on Operations   Remuneration Report   96

MAJOR SHAREHOLDERS

As of December 31, 2016, our outstanding capital stock consisted of common shares and special voting shares, with each having a par value of €0.01 per share. As of December 31, 2016, there were 1,361,630,903 common shares and 412,268,203 special voting shares outstanding (net of 1,278,708 common shares and 62,206,073 special voting shares held in treasury by the Company).

The following table sets forth information with respect to beneficial ownership of our common shares and special voting shares by persons who beneficially own 3% or more of combined voting power as a result of their ownership of common shares and special voting shares as of December 31, 2016 on the basis of the information published on the Netherlands Authority for the Financial Markets website (Autoriteit Financiële Markten, the “AFM”) and in reference to the up-to-date information on the files of the Company.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Common Shares (a)	Special Voting Shares (b)	Percent of Combined Voting Power (c)

EXOR N.V.	366,927,900	26.9%	366,927,900	41.4%

Harris Associates L.P.	185,027,203	13.6%	-	10.4%

Southeastern Asset Management, Inc.	55,104,929	4.0%	-	3.1%

(a)

There were 1,361,630,903 common shares outstanding as of December 31, 2016. The “Percent of Common Shares” was calculated by using the publicly disclosed number of beneficially owned shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of December 31, 2016 as the denominator.

(b)

Each special voting share is entitled to one vote therefore attributing, in effect, double voting rights to the common share to which it is associated. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law. The special voting shares cannot be traded and are transferrable only in very limited circumstances together with the associated common shares.

(c)

Combined voting power represents common shares and the special voting shares. The “Percent of Combined Voting Power” was calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the shareholder and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of December 31, 2016. There were 1,773,899,106 common shares and special voting shares outstanding at December 31, 2016.

As of December 31, 2016, EXOR N.V.’s voting power in CNH Industrial was approximately 41.4%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.

Our common shares are listed and can be traded on either the NYSE in U.S. dollars or the MTA in euro. The special voting shares are not listed on the NYSE or the MTA, not tradable and transferable only in very limited circumstances.

Our shares may be held in the following three ways:

∎

If a shareholder holds common shares directly in his or her own name in the United States, such shares are held in registered form in an account at Computershare Trust Company, N.A., our transfer agent;

∎

Beneficial interests in our common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC;

∎

Special voting shares and the associated common shares are registered in the books and records of the Company’s transfer agents in the United States and Italy. As noted above, the special voting shares are not tradable and the associated common shares are blocked from trading in the regular trading system. The associated common shares will become tradable again after their de-registration from the loyalty voting structure.

Report on Operations   Major Shareholders   97

SUBSEQUENT EVENTS AND OUTLOOK

SUBSEQUENT EVENTS

CNH Industrial has evaluated subsequent events through March 2, 2017, which is the date the financial statements were authorized for issuance, and identified the following:

∎

On January 31, 2017, CNH Industrial completed its acquisition, previously announced on October 31, 2016, of the agricultural grass and soil business of Kongskilde Industries. Effective February 1, 2017, CNH Industrial will take over the business unit that develops, manufactures and sells solutions for agricultural applications for tillage, seeding and hay & forage under various brands, including Kongskilde, Överum, Howard and JF.

U.S. GAAP OUTLOOK

CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

In an effort to drive incremental structural improvements to its cost base, the Company intends to undertake several restructuring actions during 2017 as part of its Efficiency Program. The estimated 2017 expense of approximately $100 million is projected to result in incremental savings of approximately $60 million in 2017, included in the adjusted diluted EPS guidance below, and $80 million on an annualized basis.

CNH Industrial is setting its 2017 guidance(1) as follows:

∎	Net sales of Industrial Activities between $23 billion and $24 billion;
∎	Adjusted diluted EPS(2) between $0.39 and $0.41;
∎

Net industrial debt at the end of 2017 between $1.4 billion and $1.6 billion, with combined research and developments and capital expenditure spending expected to increase by approximately 10% as compared to 2016, driven by precision farming in Agricultural Equipment and stage V emissions regulations.

(1)	At the exchange rate of 1.05 EUR/USD.

(2)

Outlook is not provided on diluted EPS under U.S.GAAP, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

March 2, 2017

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

Mina Gerowin

Suzanne Heywood

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacques Theurillat

Report on Operations   Subsequent events and outlook   98

CNH INDUSTRIAL

CONSOLIDATED

FINANCIAL STATEMENTS

At December 31, 2016

CNH Industrial  Consolidated Financial Statements at December 31, 2016    99

CONSOLIDATED INCOME STATEMENT

($ million)	Note	2016	2015

Net revenues	(1)	25,328	26,378

Cost of sales	(2)	20,866	21,659

Selling, general and administrative costs	(3)	2,129	2,188

Research and development costs	(4)	1,017	905

Other income/(expenses)	(5)	(68)	(83)

TRADING PROFIT/(LOSS)		1,248	1,543

Gains/(losses) on the disposal of investments	(6)	1	-

Restructuring costs	(7)	43	79

Other unusual income/(expenses)	(8)	(568)	(48)

OPERATING PROFIT/(LOSS)		638	1,416

Financial income/(expenses)	(9)	(713)	(805)

Result from investments:	(10)	47	48

Share of the profit/(loss) of investees accounted for using the equity method		53	50

Other income/(expenses) from investments		(6)	(2)

PROFIT/(LOSS) BEFORE TAXES		(28)	659

Income taxes	(11)	343	425

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		(371)	234

PROFIT/(LOSS)		(371)	234

PROFIT/(LOSS) ATTRIBUTABLE TO:

Owners of the parent		(373)	236

Non-controlling interests		2	(2)

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	(13)	(0.27)	0.17

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(13)	(0.27)	0.17

CNH Industrial  Consolidated Financial Statements at December 31, 2016    100

CONSOLIDATED STATEMENT OF

COMPREHENSIVE INCOME

($ million)	Note	2016	2015

PROFIT/(LOSS) (A)		(371)	234

Other comprehensive income that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefits plans	(24)	(126)	155

Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(24)	6	(28)

Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)		(120)	127

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedges	(24)	(101)	154

Gains/(losses) on fair value of available-for-sale financial assets	(24)	-	-

Gains/(losses) on exchange differences on translating foreign operations	(24)	274	(561)

Share of other comprehensive income of entities consolidated by using the equity method	(24)	(41)	(50)

Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(24)	17	(39)

Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)		149	(496)

TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)		29	(369)

TOTAL COMPREHENSIVE INCOME (A)+(B)		(342)	(135)

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:

Owners of the parent		(347)	(131)

Non-controlling interests		5	(4)

CNH Industrial   Consolidated Financial Statements at December 31, 2016   101

CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

($ million)	Note	At December 31, 2016	At December 31, 2015

ASSETS

Intangible assets	(14)	5,504	5,680

Property, plant and equipment	(15)	6,278	6,371

Investments and other financial assets:	(16)	554	601

Investments accounted for using the equity method		505	560

Other investments and financial assets		49	41

Leased assets	(17)	1,907	1,835

Defined benefit plan assets		5	6

Deferred tax assets	(11)	959	1,256

Total Non-current assets		15,207	15,749

Inventories	(18)	5,732	5,800

Trade receivables	(19)	623	580

Receivables from financing activities	(19)	18,662	19,001

Current tax receivables	(19)	430	371

Other current assets	(19)	1,209	1,017

Current financial assets:		95	265

Current securities	(20)	-	54

Other financial assets	(21)	95	211

Cash and cash equivalents	(22)	5,854	6,311

Total Current assets		32,605	33,345

Assets held for sale	(23)	22	23

TOTAL ASSETS		47,834	49,117

CNH Industrial  Consolidated Financial Statements at December 31, 2016    102

CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

(CONTINUED)

($ million)	Note	At December 31, 2016	At December 31, 2015

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent		6,623	7,170

Non-controlling interests		11	47

Total Equity	(24)	6,634	7,217

Provisions:		5,687	5,589

Employee benefits	(25)	2,532	2,494

Other provisions	(26)	3,155	3,095

Debt:	(27)	25,434	26,458

Asset-backed financing	(27)	11,784	12,999

Other debt	(27)	13,650	13,459

Other financial liabilities	(21)	249	69

Trade payables	(28)	5,185	5,342

Current tax payables		229	126

Deferred tax liabilities	(11)	188	409

Other current liabilities	(29)	4,228	3,907

Liabilities held for sale		-	-

Total Liabilities		41,200	41,900

TOTAL EQUITY AND LIABILITIES		47,834	49,117

CNH Industrial  Consolidated Financial Statements at December 31, 2016    103

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	2016	2015

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(22)	6,311	6,141

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss)		(371)	234

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,205	1,179

(Gains)/losses on disposal of:

Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		3	(2)

Investments		-	-

Loss on repurchase of notes	(37)	60	-

Other non-cash items	(37)	133	271

Dividends received		63	81

Change in provisions		54	(141)

Change in deferred income taxes		95	208

Change in items due to buy-back commitments	(37)	64	91

Change in operating lease items	(37)	(100)	(400)

Change in working capital	(37)	161	709

TOTAL		1,367	2,230

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(874)	(1,116)

Consolidated subsidiaries, net of cash acquired		5	-

Other investments		-	(5)

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		12	7

Net change in receivables from financing activities	(37)	476	635

Change in current securities		54	(54)

Other changes		(126)	213

TOTAL		(453)	(320)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		2,114	1,311

Repayment of bonds		(1,686)	(1,876)

Issuance of other medium-term borrowings (net of repayment)		(420)	(244)

Net change in other financial payables and other financial assets/liabilities	(37)	(1,083)	75

Capital increase		-	24

Dividends paid		(207)	(297)

Purchase of treasury shares		(14)	-

Purchase of ownership interests in subsidiaries		(44)	-

TOTAL		(1,340)	(1,007)

Translation exchange differences		(31)	(733)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(457)	170

F) CASH AND CASH EQUIVALENTS AT END OF YEAR	(22)	5,854	6,311

CNH Industrial  Consolidated Financial Statements at December 31, 2016    104

CONSOLIDATED STATEMENT OF

CHANGES IN EQUITY

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2014	25	-	3,170	5,540	(97)	(518)	-	(519)	(67)	43	7,577

Capital increase	-	-	28	-	-	-	-	-	-	16	44

Dividends distributed	-	-	-	(291)	-	-	-	-	-	(6)	(297)

Share-based compensation	-	-	29	-	-	-	-	-	-	-	29

Total comprehensive income for the year	-	-	-	236	115	(559)	-	127	(50)	(4)	(135)

Other changes	-	-	-	1	-	-	-	-	-	(2)	(1)

AT DECEMBER 31, 2015	25	-	3,227	5,486	18	(1,077)	-	(392)	(117)	47	7,217

Capital increase	-	-	8	-	-	-	-	-	-	-	8

Dividends distributed	-	-	-	(201)	-	-	-	-	-	(6)	(207)

Acquisition of treasury stock	-	(14)	-	-	-	-	-	-	-	-	(14)

Share-based compensation	-	5	(9)	-	-	-	-	-	-	-	(4)

Total comprehensive income for the year	-	-	-	(373)	(84)	271	-	(119)	(42)	5	(342)

Other changes	-	-	11	-	-	-	-	-	-	(35)	(24)

AT DECEMBER 31, 2016	25	(9)	3,237	4,912	(66)	(806)	-	(511)	(159)	11	6,634

CNH Industrial  Consolidated Financial Statements at December 31, 2016    105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES

CNH Industrial N.V. (or the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 31 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.

The deeds of merger for the mergers of Fiat Industrial and CNH Global with and into CNH Industrial N.V. (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was on September 29, 2013. A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA. The principal steps in the Merger transaction were:

∎	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”), which occurred on August 1, 2013;

∎	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and

∎	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

In connection with the FI Merger, Fiat Industrial shareholders received one newly issued common share in CNH Industrial (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each). In connection with the CNH Merger, CNH Global shareholders received 3.828 newly issued CNH Industrial common shares (having a nominal value of €0.01 each) for each common share held in CNH Global (having a nominal value of €2.25 each).

In connection with the closing of the Merger, CNH Industrial N.V. issued 1,348,867,772 common shares to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios described above. CNH Industrial N.V. also issued special voting shares (non-tradable) to eligible Fiat Industrial and CNH Global shareholders who maintained their ownership of the shares through the closing of the Merger and elected to receive special voting shares. On the basis of the requests received, CNH Industrial N.V. issued a total of 474,474,276 special voting shares in connection with the closing of the Merger. On September 30, 2013, CNH Industrial N.V. common shares began trading on the NYSE and the MTA.

Prior to the Merger, Fiat Industrial owned approximately 87% of CNH Global’s outstanding common shares through FNH. As the Merger represented a “business combination involving entities or businesses under common control”, it was outside the scope of application of IFRS 3 – Business Combinations. Accordingly, no adjustments were made to the carrying amounts of the assets and the liabilities of Fiat Industrial. This resulted in the amounts recognized in the consolidated balance sheet post-merger being equal to those reported in the consolidated balance sheet of Fiat Industrial pre-merger. The main effect of the Merger was the post-merger attribution to owners of the parent of the previous non-controlling interests in the profit and loss and shareholder’s equity of former CNH Global for no consideration. This effect was immaterial on the CNH Industrial’s consolidated profit and loss for the year ended December 31, 2013.

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On January 1, 2011, Fiat S.p.A. (“Fiat”, which effective October 12, 2014 was merged into Fiat Chrysler Automobiles N.V. (“FCA”)) effected a “demerger” under Article 2506 of the Italian Civil Code (the “Demerger”). Pursuant to the Demerger, Fiat transferred its ownership interest in FNH to a new holding company, Fiat Industrial, including Fiat’s indirect ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business and its industrial and marine powertrain business. Consequently, as of January 1, 2011, CNH Global became a subsidiary of Fiat Industrial. In connection with the Demerger, shareholders of Fiat received shares of capital stock of Fiat Industrial. Accordingly, as of January 1, 2011, Fiat Industrial owned approximately 89% of CNH Global’s outstanding common shares through FNH. Fiat Industrial was a corporation organized under the laws of the Republic of Italy whose stock was traded on the Milan stock exchange.

Until December 31, 2013, CNH Industrial presented its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”), in euros and including three reportable segments: Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain.

Beginning with the filing with the SEC of its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under EU-IFRS for European listing purposes and for Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollar as the presentation currency. In addition, CNH Industrial expanded its reportable segments from three to five: Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services. The activities carried out by Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

EU-IFRS differs in certain significant respects from U.S. GAAP. In order to help readers understand the difference between the CNH Industrial’s two sets of financial statements, the Group has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as included in Note 38 “EU-IFRS to U.S. GAAP reconciliation”.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These Consolidated Financial Statements together with notes thereto of CNH Industrial at December 31, 2016 were authorized for issuance on March 2, 2017, and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”) and with Part 9 of Book 2 of the Dutch Civil Code. The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRS-IC”).

The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, despite operating in a continuosly difficult economic and financial environment, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand and its industrial and financial flexibility.

These Consolidated Financial Statements are prepared with the U.S. dollar as the presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro.

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Format of the financial statements

The Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. In this income statement, the Group also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

∎

Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

∎

Restructuring costs are defined as costs associated with employee termination benefits, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve the Group’s future profitability; and

∎

Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory), and income or expenses and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, the Group’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtain funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through the Group’s treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful. Disclosure of the due dates of liabilities is however provided in the notes.

The statement of cash flows is presented using the indirect method.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

∎	the contractual arrangement with the other vote holders of the investee;

∎	rights arising from other contractual arrangements;

∎	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of consolidated subsidiaries and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interests of the owners of the parent in the consolidated statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.

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Changes in the Group’s ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.

If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS).

Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Investments in joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.

Associates

Associates are enterprises over which the Group has significant influence. As defined in IAS 28 – Investments in Associates and Joint Ventures, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s statement of financial position, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Investments in other companies

Investments in other companies that are available-for-sale financial assets are measured at fair value, when this can be reliably determined. Gains or losses arising from changes in fair value are recognized directly in other comprehensive income until the assets are sold or are impaired, when the cumulative gains and losses previously recognized in equity are recognized in profit or loss of the period.

Investments in other companies for which fair value is not available or is not reliable are stated at cost less any impairment losses.

Dividends received from these investments are included in Other income/(expenses) from investments.

Transactions eliminated on consolidation

All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the Consolidated Financial Statements. Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.

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Consolidation of foreign entities

All assets and liabilities of foreign consolidated companies with a functional currency other than the U.S. dollar are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the U.S. dollar are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2016	At December 31, 2016	Average 2015	At December 31, 2015

Euro	0.903	0.949	0.901	0.919

Pound sterling	0.740	0.812	0.654	0.674

Swiss franc	0.985	1.019	0.962	0.995

Polish zloty	3.941	4.184	3.771	3.917

Brazilian real	3.485	3.254	3.335	3.960

Canadian dollar	1.324	1.346	1.278	1.388

Argentine peso	14.750	15.850	9.258	12.984

Turkish lira	3.020	3.517	2.726	2.918

Venezuela currency regulations and re-measurement

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls, and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela, and established the official exchange rate of 6.3 bolivars to 1.0 U.S. dollar. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. For a period of time, the Venezuelan government announced plans for SICAD II, which was intended to more closely resemble a market-driven exchange.

In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system. In the third quarter of 2015, due to progressively deteriorating economic conditions in Venezuela, management determined that the SIMADI rate was the most appropriate legally available rate, and re-measured the net monetary assets of CNH Industrial’s Venezuelan subsidiary, resulting in a pre- and after-tax charge of $150 million recorded in the line item “Financial income/(expenses)” in the consolidated income statement during the three months and nine months ended September 30, 2015.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate to re-measure the net monetary assets of the Company’s Venezuelan subsidiary at the end of each quarter of 2016, except for those cases in which the Group had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate. The DICOM exchange rate used by CNH Industrial at December 31, 2016, was 673.76 bolivars per U.S. dollar resulting in a re-measurement charge of $12 million in 2016. Furthermore, at December 31, 2016, following an assessment of the recoverability of a monetary asset for which CNH Industrial had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate, the Group re-measured that asset at the DICOM rate, resulting in a re-measurement charge of $15 million. Additionally, CNH Industrial assessed for impairment a non-monetary asset resulting in the recognition of an impairment charge of $19 million attributable to the currency devaluation, while the market value in local currency did not decrease. As a result, in December 2016, CNH Industrial recorded a non-recurring re-measurement and impairment charge for a total of $34 million in Financial income/(expenses).

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CNH Industrial’s results of operations in Venezuela for the year ended December 31, 2016 were negligible as a percentage of both CNH Industrial’s net revenues and trading profit.

As of December 31, 2016, CNH Industrial continues to control, and therefore consolidate, its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $44 million.

Re-measurement of Argentinian net monetary assets

The functional currency of CNH Industrial’s Argentinian subsidiaries is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. In 2016, CNH Industrial recorded a charge of $22 million (charge of $40 million in 2015) following the re-measurement of such net monetary assets. At December 31, 2015, CNH Industrial held $50 million in principal amount of bonds offered to importers by the Argentinian government in order to help importers settle their backlog of payments. These bonds were regularly repaid by the government during 2016.

Business combinations

Business combinations are accounted for by applying the acquisition method. Under this method:

∎

the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred;

∎

at the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire, assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant standard;

∎

goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase;

∎

non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis;

∎

any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.

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If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the Consolidated Financial Statements. Those provisional amounts are adjusted during the above-mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.

Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the version of IFRS 3 effective before the 2008 amendments, as permitted by the revised standard.

Fair value measurement

Some of the Group’s assets and liabilities are measured at fair value at the balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In estimating the fair value of an asset or a liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Additional information about fair value, fair value hierarchy, valuation techniques and inputs used in determining the fair value of assets and liabilities is provided in Note 21, Note 34 and, where required, in the individual notes relating to the assets and liabilities whose fair value were determined.

In addition, fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

∎	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

∎	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;

∎	Level 3 — inputs that are not based on observable market data.

Intangible assets

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Development costs

Development costs for vehicle production project (trucks, buses, agricultural and construction equipment and engines) are recognized as an asset if and only if both of the following conditions are met: a) development costs can be measured reliably and b) the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

N° of years

Trucks and buses	4-8

Agricultural and construction equipment	5

Engines	8-10

All other development costs are expensed as incurred.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives principally consist of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factor that limits their useful life. Intangible assets with an indefinite useful life are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.

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Other intangible assets

Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.

Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.

Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.

Property, plant and equipment

Cost

Property, plant and equipment are stated at cost, less accumulated depreciation.

Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.

Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph Revenue recognition if the buy-back commitment originates from Commercial Vehicles.

Assets held under finance lease, which the Group assumes with substantially all the risks and rewards of ownership, are recognized as assets of the Group at the lower of fair value or present value of the minimum lease payments. The corresponding liability to the lessor is included in the financial statement as a debt. The assets are depreciated by the method and at the rates indicated below.

Leases under which the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating lease. Operating lease expenditures are expensed on a straight-line basis over the lease terms.

Depreciation

Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

Depreciation rates

Buildings	2.5% - 10%

Plant, machinery and equipment	4% - 20%

Other assets	10% - 33%

Land is not depreciated.

Finance leases

Future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as the repayment of the principal and financial income remunerating the initial investment and the services provided.

Leased assets

Leased assets include vehicles leased to retail customers by the Group’s leasing companies under operating lease arrangements. They are stated at cost and depreciated at annual rates of between 20% and 33%.

When such assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS 23 – Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.

All other borrowing costs are expensed when incurred.

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Impairment of assets

The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. Goodwill and Intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

If indicators of impairment are present, the carrying amount of the assets is reduced to its recoverable amount that is the higher of its fair value less disposal costs and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount.

Where a previous impairment loss for assets other than goodwill no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased up to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.

Financial instruments

Presentation

Financial instruments held by the Group are presented in the financial statements as described in the following paragraphs.

Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (held-to-maturity securities, non-current loans and receivables and other non-current available-for-sale financial assets).

Current financial assets, as defined in IAS 39, include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.

In particular, Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents; current securities include both available-for-sale and held-for-trading securities.

Financial liabilities refer to debt, which includes asset-backed financing (“ABS”), and other financial liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other payables.

Measurement

Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the paragraph “Basis of consolidation”.

Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Current financial assets and held-to-maturity securities are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value, including transaction costs.

Subsequent to initial recognition, available-for-sale and held-for-trading financial assets are measured at fair value. When market prices are not available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).

Gains and losses on available-for-sale financial assets are recognized directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to profit or loss for the period; when the asset is impaired, accumulated losses are recognized to profit or loss. Gains and losses arising from changes in the fair value of held-for-trading financial instruments are included in profit or loss for the period.

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Loans and receivables which are not held by the Group for trading (loans and receivables originating in the course of business), held-to-maturity securities and all financial assets for which published price quotations in an active market are not available and whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in profit or loss for the period.

Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method.

Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.

Derivative financial instruments

Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured in accordance with IAS 39 at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

∎

Fair value hedges – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect profit or loss, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.

∎

Cash flow hedges – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect profit or loss, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income. The cumulative gain or loss is removed from other comprehensive income and recognized in profit or loss at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in profit or loss immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income and is recognized in profit or loss at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in profit or loss immediately.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in profit or loss.

Transfers of financial assets

The Group derecognizes financial assets when, and only when, the contractual rights to the cash flows arising from the assets no longer hold or if the Group transfers the financial activities. When the Group transfers a financial asset:

∎

if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer;

∎	if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset;

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∎

if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

☐

if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer;

☐	if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.

Inventories

Inventories of raw materials, semi-finished products and finished goods, (including assets leased out under operating lease) are stated at the lower of cost or market. Cost is determined by the first-in-first-out (FIFO) method. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

The measurement of construction contracts is based on the stage of completion determined as the proportion that cost incurred to the balance sheet date bears to the estimated total contract cost. These items are presented net of progress billings received from customers. Any losses on such contracts are fully recorded in profit or loss when they become known.

Assets and liabilities held for sale

Non-current assets are classified as held for sale if their carrying amounts will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or the disposal group) is available for immediate sale in its present condition. When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.

Employee benefits

Pension plans

The present value of a defined benefit obligation and the related current service cost (and past service cost, where applicable) for defined benefit pension plans are determined on an actuarial basis using the projected unit credit method.

The net defined benefit liability that the Group recognizes in the statement of financial position represents the present value of the defined benefit obligation reduced by the fair value of any plan assets (deficit). In case of a surplus, a net defined benefit asset is recognized at the lower of the surplus and the asset ceiling.

Remeasurements of the net defined benefit liability/asset (that comprise: a) actuarial gains and losses, b) return on plan assets, excluding amounts included in net interest on the net defined benefit liability/asset, and c) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability/asset) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years.

Past service cost resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or a curtailment (a significant reduction in the number of employees covered by a plan) and gain or loss on settlements (a transaction that eliminates all further legal or constructive obligations for part or all of the benefits) are recognized in profit or loss in the period in which they occur (or, in case of past service costs, when the entity recognizes related restructuring costs or termination benefits, if earlier).

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized as Financial income/(expenses) in profit or loss. Current service cost and all other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in profit or loss.

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Post-employment plans other than pensions

The Group provides certain post-employment defined benefits, mainly healthcare plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.

Defined contribution plans

Costs arising from defined contribution plans are recognized as an expense in profit or loss as incurred.

Share-based compensation plans

The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of the instruments at the grant date, is recognized in profit or loss on a straight-line basis over the requisite service period for each separately vesting portion of an award, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement.

Provisions

The Group records provisions when it has an obligation, legal or constructive, to a third party, as a result from a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.

Changes in estimates are reflected in profit or loss in the period in which the change occurs.

Treasury shares

Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.

Revenue recognition

Revenue is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be measured reliably. Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. The Group’s sales incentive programs include the granting of retail financing at significant discount to market interest rates. The corresponding cost is recognized at the time of the initial sale.

Revenues from the sale of products are recognized when the risks and rewards of ownership of the goods are transferred to the customer, the sales price is agreed or determinable and receipt of payment can be assumed: this generally corresponds to the date when the vehicles are made available to non-group dealers, or the delivery date in the case of direct sales. New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating leases. More specifically, vehicles sold with a buy-back commitment by Commercial Vehicles are accounted for as Property, plant and equipment because agreements usually have a long-term buy-back commitment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment in liabilities. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. Assets sold under a buy-back commitment that are initially recognized in Property, plant and equipment are reclassified to Inventories at the end of the agreement term if they are held for sale. The proceeds from the sale of such assets are recognized as Revenues.

Revenues from construction contracts are recognized by reference to the stage of completion.

Revenues from the sale of extended warranties and maintenance contracts are recognized over the life of the contract and matched to related costs. Given their nature, margins on these contracts are recognized only when all associated costs can be estimated reliably, which is generally in the final period of the contractual term. In the event that estimated costs to fulfill the contract obligations exceed contract revenues, the estimated contract loss is recognized as soon as it is identified.

Revenues also include lease rentals and interest income from Financial Services.

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Cost of sales

Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.

Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.

Expenses which are directly attributable to the Financial Services business, including the interest expense related to the financing of Financial Services business as a whole and charges for risk provisions and write-downs, are reported in cost of sales.

Research and development costs

This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38.

Government grants

Government grants are recognized in the financial statements when there is reasonable assurance that the company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.

Income taxes

Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income, in which case the related tax effect is recognized directly in equity or in other comprehensive income. Provisions for income taxes that could arise on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Other taxes not based on income, such as property taxes and taxes on capital, are included in operating expenses. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying amounts in the Consolidated Financial Statements, except for those arising from non-tax-deductible goodwill and for those related to investments in subsidiaries where it is possible to control the reversal of the differences and reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the periods in which temporary differences reverse or expire.

Dividends

Dividends payable by the Group are reported as a change in equity in the period in which they are approved by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”).

Earnings per share

Basic earnings per share are calculated by dividing the Profit/(loss) attributable to owners of the parent by the weighted average number of common shares outstanding during the year. Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For diluted earnings per share, the weighted average number of common shares outstanding is adjusted assuming conversion of dilutive potential common shares.

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Use of estimates

The preparation of financial statements and related disclosures that conform to EU-IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of income and expenses. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and other relevant factors. Actual results may differ from the estimates.

Particularly in light of the current economic uncertainty, developments occurring during 2014 and following years may differ from CNH Industrial’s estimates and assumptions, and therefore might require significant adjustments to the carrying amount of certain items, which as of the date of these Consolidated Financial Statements cannot be accurately estimated or predicted. The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back clauses, sales allowances, product warranties, pension and other post-employment benefits, deferred tax assets and contingent liabilities.

Estimates and assumptions are periodically reviewed and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and the key assumptions concerning the future that management has made in the process of applying the Group’s accounting policies and that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s estimate of losses inherent in the wholesale and retail credit portfolio. This allowance is based on CNH Industrial’s estimate of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Should the present economic and financial situation persist or even worsen, there could be a further deterioration in the financial situation of the Group’s debtors compared to that already taken into consideration in calculating the allowances recognized in the financial statements.

Allowance for obsolete and slow-moving inventory

The allowance for obsolete and slow-moving inventory reflects management’s estimate of the expected loss in value, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.

Recoverability of non-current assets (including goodwill)

Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other financial assets. The Group reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. For goodwill and intangible assets with indefinite useful lives such analysis is carried out at least annually and when events and circumstances warrant such a review.

The analysis of the recoverable amount of non-current assets other than goodwill is usually performed using estimates of future expected cash flows from the use or disposal of the asset and an appropriate discount rate in order to calculate present value. If the carrying amount is deemed to be impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to the cash flows included in its most recent business forecasts.

With reference to goodwill, around 69% of capitalized goodwill relates to Agricultural Equipment amounting to $1,690 million at December 31, 2016, around 24% of capitalized goodwill relates to Construction Equipment amounting to $580 million at December 31, 2016, and around 5% of capitalized goodwill relates to Financial Services amounting to $129 million at December 31, 2016. The impairment test of such goodwill is performed at the cash generating unit level, the segment level. The recoverable amount of the cash generating units is determined using multiple valuation methodologies, relying largely on an income approach (based on the present value of estimated future cash flows) but also incorporating value indicators from a market approach. The carrying amount of a cash generating unit is then compared to the recoverable amount to determine if there is an impairment loss. Further details on the goodwill impairment test are included in Note 14.

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In view of the present economic and financial situation, the Group has the following considerations in respect of its future prospects:

∎

When carrying out impairment testing of tangible and intangible assets, the Group took into account its expected performance in the upcoming years. CNH Industrial extended such projections for subsequent years to appropriately cover the period of analysis. The analysis performed in 2016 did not indicate the need to recognize any significant impairment loss other than the impairment charge on a non-monetary asset of our Venezuelan subsidiary (refer to paragraph “Venezuela currency regulations and re-measurement” above for additional details).

∎	Should the assumptions underlying the forecast deteriorate further the following is noted:

☐

The Group’s tangible and intangible assets with a finite useful life (mostly development costs) relate to models or products with high technological content in line with the latest environmental laws and regulations, which consequently makes them competitive in the current economic environment, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. Consequently, despite the fact that the capital goods sector (in particular, construction equipment in certain specific geographical areas) is one of the markets most affected by the crisis in the immediate term, management considers that is highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, allowing the Group to achieve sufficient cash flows to cover the investments, although over a longer period of time.

☐	With reference to goodwill, the Group performed a sensitivity analysis on impairment, as disclosed in Note 14.

Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment

CNH Industrial records assets rented to customers or leased to them under operating lease as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating lease if it is probable that the vehicle will be bought back. Income from such operating lease is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating lease is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience.

Realization of the residual values is dependent on CNH Industrial’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating lease. The used vehicle market was carefully monitored throughout 2014 to ensure that write-downs were properly determined. However, it cannot be dismissed that additional write-downs may be required if market conditions should deteriorate further.

Sales allowances

CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

Product warranties

CNH Industrial makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.

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Pension and other post-employment benefits

Group companies sponsor pension and other post-employment benefits in various countries, mainly in the United States, the United Kingdom and Germany.

Employee benefit liabilities, related assets, costs and net interest connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net defined benefit liability/asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the rate for expected return on plan assets, the rate of salary increases and the healthcare costs trend rate and takes into consideration the likelihood of potential future events by using certain demographic parameters such as mortality rates and dismissal or retirement rates. The discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. Trends in healthcare costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Rates of salary increases reflect the Group’s long-term actual expectations in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

The effects resulting from revising the estimates for the above parameters (“re-measurements”) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years: refer to “Employee benefits” section above for further details.

Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and returns on plan assets may significantly impact the net liability/asset.

Realization of deferred tax assets

At December 31, 2016, CNH Industrial had net deferred tax assets, including tax loss carry forwards, of $1,522 million, of which $751 million is not recognized in the financial statements. The corresponding totals at December 31, 2015 were $1,430 million and $583 million. Management has recorded deferred tax assets at the amount that it believes is more likely than not to be recovered. In making such adjustments, management has taken into consideration figures from budgets and plans consistent with those used for the impairment testing and discussed in paragraph “Recoverability of non-current assets (including goodwill)” above. CNH Industrial believes that the adjustments that have been recognized are sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking into account that the net deferred assets accordingly recognized relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period.

Contingent liabilities

CNH Industrial is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against CNH Industrial often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and certain other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

New standards and amendments effective from January 1, 2016

The following new standards and amendments, that are applicable from January 1, 2016, were adopted by the Group for the purpose of the preparation of the Consolidated Financial Statements:

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On May 6, 2014 the IASB issued amendments to IFRS 11 – Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations, adding a new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. These amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016, with earlier application permitted. The application of these amendments did not have any effect on these Consolidated Financial Statements.

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On May 12, 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The application of these amendments did not have any effect on these Consolidated Financial Statements.

∎

On August 12, 2014, the IASB published Equity Method in Separate Financial Statements (Amendments to IAS 27). The amendments to IAS 27 will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are effective from annual periods commencing on or after January 1, 2016. The application of these amendments did not have any effect on these Consolidated Financial Statements.

∎

On September 25, 2014, the IASB issued the Annual Improvements to IFRSs 2012–2014 Cycle. The most important topics addressed in these amendments are changes in method of disposal in IFRS 5 – Non-current Assets Held for Sale and Discontinued operations, the definition of servicing contracts and the applicability of the amendments to IFRS 7 – Financial Instruments: Disclosures to condensed interim financial statements, the issue of the discount rate to be used for regional markets in IAS 19 – Employee benefits and other disclosures to be incorporated by cross-reference to information outside the interim financial statements according to IAS 34 – Interim Financial Reporting. These amendments are effective for annual periods beginning on or after January 1, 2016. The application of these improvements did not have any effect on these Consolidated Financial Statements.

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On December 18, 2014, the IASB issued amendments to IAS 1 - Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The application of these amendments is mandatory for annual periods beginning on or after January 1, 2016, with early application permitted. The application of these amendments did not have any effect on these Consolidated Financial Statements.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

At the date of these Consolidated Financial Statements, the European Union has completed its endorsement process for the following standards and amendments:

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On May 28, 2014, the IASB issued the new standard IFRS 15 – Revenue from Contracts with Customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective for annual periods beginning on or after January 1, 2018 (the effective date of the Standard has been deferred by the IASB from January 1, 2016, to January 1, 2018, through a specific amendment issued in September 2015). Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity. The Group plans to adopt the new standard effective January 1, 2018. The Group is currently evaluating which transition method to elect. The Group is still evaluating the overall effect the adoption of this standard will have, but in its implementation efforts to date has not identified any matters that it currently believes would result in a material effect on its consolidated net profit/(loss), net equity or cash flows.

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∎

On July 24, 2014, the IASB issued IFRS 9 – Financial Instruments. IFRS 9 will replace IAS 39 – Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial instruments, impairment of financial assets, and general hedge accounting. IFRS 9 amends IFRS 7 – Financial Instruments: Disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted, and should be applied retrospectively, subject to certain exemptions and exceptions. Restatement of prior periods is not required.

Classification and measurement of financial instruments

The classification and measurement of financial assets will depend on the entity’s business model and their contractual cash flow characteristics. Such factors determine whether the financial assets are measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) or fair value through profit and loss (“FVTPL”). The classification and measurement of financial liabilities is essentially unchanged.

Impairment of financial assets

IFRS 9 introduces a new impairment model based on expected credit losses (“ECL”), rather than incurred loss as per IAS 39. The ECL model applies to financial assets accounted for at amortized cost and FVTOCI, lease receivables, and certain loan commitments and financial guarantee contracts. At initial recognition, allowance is required for ECL resulting from default events that are possible within twelve months after the reporting date. In case of a significant increase in credit risk, allowance is required for ECL resulting from all possible default events over the expected life of the financial instrument. Additional disclosures about significant estimates and credit quality are also required.

Hedge accounting

IFRS 9 aims to simplify hedge accounting and to reflect the effect of an entity’s risk management activities in the financial statements, allowing more hedging instruments and hedged items to qualify for hedge accounting. The standard does not explicitly address macro fair value hedge accounting, that is part of a separate project. The application of the hedge accounting requirements in IFRS 9 is optional. When an entity first applies IFRS 9, it may choose as its accounting policy choice to continue to apply all of the hedge accounting requirements of IAS 39.

The Group plans to adopt the new standard effective January 1, 2018. The Group is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. However, the Group anticipates that the impact of the adoption of the new “Classification and measurement of financial instruments” guidance on its net profit/(loss), financial position and cash flows is not expected to be material.

At the date of these Consolidated Financial Statements, the European Union has not yet completed its endorsement process for the following standards and amendments:

∎

On September 11, 2014, the IASB issued amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Investments in Associates and Joint Ventures (2011). The amendments deal with the sale or contribution of assets between an investor and its associate or joint venture, and provide that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The effective date of the amendments has not yet been determined by the IASB. The Group is currently evaluating the impact of the adoption of these amendments on its consolidated financial statements.

∎

On January 13, 2016, the IASB issued the accounting standard IFRS 16 – Leases, replacing IAS 17 - Leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees will be required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lessor accounting requirements of IAS 17 are carried forward by IFRS 16; accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 is effective January 1, 2019. Early application is permitted for companies that also apply IFRS 15 – Revenue from Contracts with Customers. The Group is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

∎

On January 19, 2016, the IASB issued narrow-scope amendments to IAS12 – Income Taxes. The amendments clarify the requirements on recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value, to address diversity in practice. Entities are required to apply the amendments for annual periods beginning on or after January 1, 2017. Earlier application is permitted. No significant effect is expected from the adoption of these amendments.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   123

∎

On January 29, 2016, the IASB issued minor amendments to IAS 7 - Statement of Cash Flows introducing additional disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective from January 1, 2017, with earlier adoption permitted. No significant effect is expected from the adoption of these amendments.

∎

On April 12, 2016, the IASB issued clarifying amendments to IFRS 15 – Revenue from Contracts with Customers. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and whether the revenue from granting a license should be recognized at a point in time or over time. The amendments have the same effective date of IFRS 15 (January 1, 2018). The Group is currently evaluating the impact of the adoption of these amendments in the context of the first time adoption of IFRS 15 as described above.

∎

On June 20, 2016, the IASB issued narrow-scope amendments to IFRS 2 – Share-based Payment. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. These amendments are effective for annual periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of the adoption of these amendments on its consolidated financial statements.

∎

On December 8, 2016, the IASB ratified the IFRIC interpretation 22 – Foreign Currency Transactions and Advance Consideration that addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective for annual periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of the adoption of this interpretation on its consolidated financial statements.

SCOPE OF CONSOLIDATION

The Consolidated Financial Statements of the Group as of December 31, 2016 include CNH Industrial N.V. and 179 consolidated subsidiaries in which CNH Industrial N.V., directly or indirectly, has a majority of the voting rights, over which it exercises control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies. A total of 179 subsidiaries were consolidated at December 31, 2015.

Excluded from consolidation are 13 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 12 of such subsidiaries are accounted for using the cost method, and represent in aggregate less than 0.01 percent of Group revenues, equity and total assets.

The Group has not subsidiaries with material non-controlling interests and has no unconsolidated structured entities.

There have been no significant changes in the scope of consolidation during 2016.

BUSINESS COMBINATIONS

There were no significant business combinations in 2016 and 2015.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   124

COMPOSITION AND PRINCIPAL CHANGES

1.    Net revenues

The following summarizes Net revenues:

($ million)	2016	2015

Revenues from:

Sales of goods	23,309	24,367

Interest income from customers and other financial income of Financial Services	758	856

Rendering of services	570	571

Rents on assets sold with a buy-back commitment	339	270

Rents on operating lease	317	283

Other	35	31

Total Net revenues	25,328	26,378

2.    Cost of sales

The following summarizes the main components of Cost of sales:

($ million)	2016	2015

Interest cost and other financial charges from Financial Services	516	658

Other costs of sales	20,350	21,001

Total Cost of sales	20,866	21,659

3.    Selling, general and administrative costs

Selling, general and administrative costs amounted to $2,129 million in 2016, a 2.7% decrease compared with the $2,188 million recorded in 2015. The decrease was primarily attributable to cost containment actions.

4.    Research and development costs

In 2016, Research and development costs of $1,017 million ($905 million in 2015) comprise all the research and development costs not recognized as assets in the year, amounting to $519 million ($417 million in 2015), and the amortization of capitalized development costs of $498 million ($488 million in 2015), with an increase attributable to almost all the segments and mainly linked with the launches of new products. During 2016, the Group incurred new expenditure for capitalized development costs of $372 million ($460 million in 2015).

5.    Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

6.    Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to $1 million in 2016 (zero in 2015).

CNH Industrial   Consolidated Financial Statements at December 31, 2016   125

7.    Restructuring costs

CNH Industrial incurred restructuring costs of $43 million and $79 million in 2016 and 2015, respectively. These costs were as follows:

∎

In 2016, Commercial Vehicles recorded $34 million, mainly due to actions to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, and costs related to the completion of manufacturing product specialization programs. Agricultural Equipment recorded $9 million, mainly as a result of footprint rationalization actions included in the Efficiency Program of the Group.

∎

In 2015, Commercial Vehicles recorded $44 million mainly due to actions to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure and costs related to the completion of manufacturing product specialization programs. Construction Equipment and Agricultural Equipment recorded $17 million and $15 million, respectively, mainly as a result of footprint rationalization actions included in the Efficiency Program.

8.    Other unusual income/(expenses)

In 2016, Other unusual expenses mainly included the non-recurring non-tax deductible charge of €495 million ($551 million) recorded in the first half of 2016 as a result of the European Commission settlement. For additional information on the European Commission settlement, see Note 30 “Commitments and contingencies”. In 2015, Other unusual expenses were $48 million.

9.    Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of Net financial income/(expenses) in 2016 also takes into account the Interest income from customers and other financial income of Financial Services included in Net revenues for $758 million ($856 million in 2015) and the costs incurred by Financial Services included in Interest expense and other financial charges from Financial Services included in Cost of sales for $516 million ($658 million in 2015).

A reconciliation to the income statement is provided under the following table.

($ million)	2016	2015

Financial income:

Interest earned and other financial income	99	89

Interest income from customers and other financial income of Financial Services	758	856

Total financial income	857	945

of which:

Financial income, excluding Financial Services (a)	99	89

Interest and other financial expenses:

Interest cost and other financial expenses	1,005	1,076

Write-downs of financial assets	122	116

Interest costs on employee benefits	56	69

Total interest and other financial expenses	1,183	1,261

Net (income)/expenses from derivative financial instruments and exchange differences	(145)	291

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	1,038	1,552

of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	812	894

Net financial income/(expenses) excluding Financial Services (a) - (b)	(713)	(805)

CNH Industrial   Consolidated Financial Statements at December 31, 2016   126

Interest earned and other financial income may be analyzed as follows:

($ million)	2016	2015

Interest income from banks	41	36

Other interest income and financial income	58	53

Total Interest income and other financial income	99	89

Interest cost and other financial expenses may be analyzed as follows:

($ million)	2016	2015

Interest expenses on bonds	491	423

Bank interest expenses	208	245

Interest expenses on trade payables	5	1

Commission expenses	9	7

Other interest cost and other financial expenses	292	400

Total Interest cost and other financial expenses	1,005	1,076

In the year ended December 31, 2016, Financial income/(expenses) includes the charge of $60 million related to the repurchase of portions of the Case New Holland Industrial Inc. 7.875% Notes due 2017, as well as the non-recurring charge of $34 million due to the re-measurement and impairment of certain assets in our Venezuelan subsidiary.

Net financial expenses (excluding those of Financial Services) included a pre-tax charge of $150 million in 2015 related to the re-measurement of the net monetary assets of the Venezuelan subsidiary, as well as a charge of $40 million due to the re-measurement of net monetary assets of Argentinian subsidiaries.

Capitalized borrowing costs amounted to $29 million and $47 million in 2016 and 2015.

Other interest cost and other financial expenses include, amongst other things, interest cost on asset-backed financing.

10. Result from investments

In 2016, the net gain of $47 million (a net gain amounting to $48 million in 2015) includes the Group’s share of $53 million ($50 million in 2015) in the net profit or loss of the investees accounted for using the equity method (including a net negative impact of $27 million due to the restructuring of our joint ventures in China) and a net expense of $6 million (net expense of $2 million in 2015) consisting of impairment losses and reversals of impairment losses, accruals to the investment provision and dividend income. In detail the item mainly includes: entities of Agricultural Equipment $48 million ($53 million in 2015), entities of Commercial Vehicles $-26 million ($-26 million in 2015) and entities of Financial Services $25 million ($21 million in 2015).

11. Income taxes

CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. The Company’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s income taxes as reported in its consolidated income statement for the year ended December 31, 2016 of $343 million consist almost entirely of the income taxes owed by the subsidiaries of CNH Industrial N.V.

Income taxes for the years ended December 31, 2016 and 2015 consisted of the following:

($ million)	2016	2015

Current taxes	277	234

Deferred taxes	87	191

Taxes relating to prior periods	(21)	–

Total Income taxes	343	425

CNH Industrial N.V. is incorporated in the Netherlands, but the Company is a tax resident of the United Kingdom. The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 20.0% in 2016 and 20.3% in 2015. A reconciliation of CNH Industrial’s theoretical income taxes, calculated on the basis of the statutory rate, and effective income taxes for the years ended December 31, 2016, and 2015 is as follows:

CNH Industrial   Consolidated Financial Statements at December 31, 2016   127

($ million)	2016	2015

Theoretical Income taxes at the parent statutory rate	(6)	134

Foreign income taxed at different rates	(7)	63

Deferred tax assets not recognized and write-down	172	86

Italian IRAP taxes	22	9

Taxes relating to prior years	(21)	-

Use of tax losses for which no deferred tax assets were recognized	-	(12)

Venezuela re-measurement and impairment charges	16	51

Non-deductible EC settlement	160	-

Change in tax rate or law	5	45

Other	2	49

Total Income taxes	343	425

The 2016 effective tax rate was impacted by the non-tax deductible charge of $551 million incurred in the first half of 2016 for the European Commission settlement. For more information on the European Commission settlement, see Note 30 “Commitments and contingencies”.

During December 2016, CNH Industrial completed a corporate reorganization of its Latin American operations, resulting in a $74 million charge to tax expense, comprised of $56 million related to changes in valuation allowances booked against deferred tax assets in Brazil and Argentina and $18 million related to certain other basis adjustments.

At December 31, 2016, undistributed earnings in certain subsidiaries outside the United Kingdom totaled $6.6 billion ($6.8 billion at December 31, 2015) for which no deferred tax has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are permanently reinvested. CNH Industrial has determined that the amount of unrecognized deferred tax liability relating to the $6.6 billion undistributed earnings is approximately $50 million and attributable to foreign withholding taxes in certain jurisdictions. Further, CNH Industrial evaluated the undistributed earnings from its joint ventures in which it owned 50% or less, and recorded $8 million of deferred taxes as of December 31, 2016. The repatriation of undistributed earnings to the United Kingdom is generally exempt from United Kingdom income taxes under a full participation exemption.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   128

The components of net deferred tax assets at December 31, 2016 and 2015 are as follows:

($ million)	At December 31, 2015	Recognized in income statement	Charged to equity	Translation differences and other changes	At December 31, 2016

Deferred tax assets arising from:
Taxed provisions	840	(4)	-	11	847
Inventories	234	(17)	-	-	217
Taxed allowances for doubtful accounts	181	5	-	8	194
Provision for employee benefits	578	(18)	-	(5)	555
Intangible assets	100	(39)	-	(1)	60
Write-downs of financial assets	16	(3)	-	-	13
Measurement of derivative financial instruments	5	35	-	(3)	37
Other	257	69	-	(10)	316
Total	2,211	28	-	-	2,239

Deferred tax liabilities arising from:
Accelerated depreciation	(603)	(21)	-	-	(624)
Deferred tax on gains on disposal	-	-	-	-	-
Inventories	(123)	4	-	(2)	(121)
Provision from employee benefits	(11)	1	-	-	(10)
Capitalization of development costs	(468)	54	-	5	(409)
Other	(250)	(1)	23	7	(221)
Total	(1,455)	37	23	10	(1,385)

Theoretical tax benefit arising from tax loss carryforwards	674	(18)	-	12	668
Adjustments for assets whose recoverability is not probable	(583)	(152)	-	(16)	(751)
Total net deferred tax assets	847	(105)	23	6	771

CNH Industrial recognizes in its consolidated statement of financial position within Deferred tax asset, the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies, where these may be offset. Amounts recognized are as follows:

($ million)	At December 31, 2016	At December 31, 2015
Deferred tax assets	959	1,256
Deferred tax liabilities	(188)	(409)
Net deferred tax assets	771	847

The decrease of $76 million in net deferred tax assets is mainly due to the following:

∎

for $105 million to the negative effect recognized in profit or loss of the utilization, net of valuation allowances, of deferred tax assets/liabilities recognized on temporary differences and tax losses arising during the year; and

∎	for $23 million to the positive tax effect of items recognized directly in equity.

The decision to recognize deferred tax assets is made for each company in the Group by critically assessing whether the conditions exist for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences of $2,239 million at December 31, 2016 and of $2,211 million at December 31, 2015 and tax loss carryforwards of $668 million at December 31, 2016 and of $674 million at December 31, 2015 have been reduced by $751 million at December 31, 2016 and by $583 million at December 31, 2015.

Net deferred tax assets include $190 million at December 31, 2016 ($244 million at December 31, 2015) of tax benefits arising from tax loss carryforwards. At December 31, 2016, a further tax benefit of $478 million ($430 million at December 31, 2015) arising from tax loss carryforwards has not been recognized.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   129

The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2016, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiry, are as follows:

		Year of expiry
($ million)	Total at December 31, 2016	2017	2018	2019	2020	Beyond 2020	Unlimited/ indeterminable
Temporary differences and tax losses:
Deductible temporary differences	7,706	2,754	1,038	1,044	1,061	1,809	-
Taxable temporary differences	(3,872)	(372)	(875)	(875)	(875)	(875)	-
Tax losses	3,592	37	141	156	115	564	2,579
Temporary differences and tax losses for which deferred tax assets have not been recognized	(4,099)	(688)	(354)	(355)	(328)	(379)	(1,995)
Temporary differences and tax losses	3,327	1,731	(50)	(30)	(27)	1,119	584

CNH Industrial files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. We have open tax years from 2003 through 2016. Due to the global nature of our business, transfer pricing disputes may arise and we may seek correlative relief through competent authority processes. CNH Industrial does not believe the resolution of any outstanding tax examinations will have a material adverse effect on CNH Industrial’s financial position or its results of operations.

12. Other information by nature

The income statement includes personnel costs for $3,664 million in 2016 ($3,771 million in 2015).

An analysis of the average number of employees by category is as follows:

	2016	2015

Managers	901	932

White-collar	23,485	23,953

Blue-collar	39,196	41,481

Average number of employees	63,582	66,366

13. Earnings per share

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

			2016	2015

Basic:

Profit/(loss) attributable to the owners of the parent	$	million	(373)	236

Weighted average common shares outstanding – basic		million	1,362	1,361

Basic earnings per common share		$	(0.27)	0.17

Diluted:

Profit/(loss) attributable to the owners of the parent	$	million	(373)	236

Weighted average common shares outstanding– basic		million	1,362	1,361

Effect of dilutive securities (when dilutive):

Stock compensation plans		million	-	2

Weighted average common shares outstanding– diluted		million	1,362	1,363

Diluted earnings per common share		$	(0.27)	0.17

Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   130

For the year ended December 31, 2016, 7.3 million shares (consisting of stock options) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

For the year ended December 31, 2015, 7.8 million shares (consisting of stock options) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

An additional 2.2 million of dilutive potential common shares at December 31, 2016 were excluded from the computation of diluted earnings per share due to the net loss position.

Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 24 “Equity”.

14. Intangible assets

($ million)	Goodwill	Trademarks and other intangible assets with indefinite useful lives	Development costs externally acquired	Development costs internally generated	Patents, concessions and licenses	Other intangible assets externally acquired	Advances and intangible assets in progress externally acquired	Total

Gross carrying amount Balance at December 31, 2014	3,141	295	1,066	4,473	970	826	18	10,789

Additions	-	-	95	365	9	70	13	552

Divestitures	-	-	-	(8)	(2)	(25)	-	(35)

Translation differences and other changes	(48)	(2)	(11)	(479)	(102)	(16)	(8)	(666)

Balance at December 31, 2015	3,093	293	1,150	4,351	875	855	23	10,640

Additions	-	-	134	238	16	62	6	456

Divestitures	-	-	-	(21)	-	(7)	-	(28)

Translation differences and other changes	2	-	(47)	(43)	(4)	6	(19)	(105)

Balance at December 31, 2016	3,095	293	1,237	4,525	887	916	10	10,963

Accumulated amortization and impairment losses Balance at December 31, 2014	647	60	637	2,083	783	548	-	4,758

Amortization	-	-	88	400	41	59	-	588

Impairment losses	-	-	-	-	-	-	-	-

Divestitures	-	-	-	(3)	(1)	(23)	-	(27)

Translation differences and other changes	(12)	-	96	(337)	(60)	(46)	-	(359)

Balance at December 31, 2015	635	60	821	2,143	763	538	-	4,960

Amortization	-	-	133	365	40	63	-	601

Impairment losses	-	-	-	-	-	-	-	-

Divestitures	-	-	-	(19)	-	(7)	-	(26)

Translation differences and other changes	1	-	(25)	(30)	(20)	(2)	-	(76)

Balance at December 31, 2016	636	60	929	2,459	783	592	-	5,459

Carrying amount at December 31, 2015	2,458	233	329	2,208	112	317	23	5,680

Carrying amount at December 31, 2016	2,459	233	308	2,066	104	324	10	5,504
Foreign exchange losses were $31 million in 2016 (losses of $316 million in 2015, primarily reflecting the devaluation of the euro and Brazilian real against the U.S. dollar).

CNH Industrial   Consolidated Financial Statements at December 31, 2016   131

Goodwill, trademarks and intangible assets with indefinite useful lives

Goodwill is allocated to the Group’s cash-generating units identified as the Group’s operating segments. The following table presents the allocation of goodwill across the segments:

($ million)	At December 31, 2016	At December 31, 2015
Agricultural Equipment	1,690	1,688
Construction Equipment	580	580
Commercial Vehicles	55	57
Powertrain	5	5
Financial Services	129	128
Goodwill net carrying amount	2,459	2,458

Trademarks and Other intangible assets with indefinite useful lives are mainly attributable to Agricultural Equipment and Construction Equipment and consist of acquired trademarks and similar rights which have no legal, contractual, competitive or economic factors that limit their useful lives. For the purposes of impairment testing, these assets were attributed to the respective cash-generating units. No impairment loss was recognized.

The vast majority of goodwill, representing approximately 98% of the total, as of December 31, 2016 related to Agricultural Equipment (69%) to Construction Equipment (24%) and to Financial Services (5%), where the cash-generating units considered for the testing of the recoverability of the goodwill are the segments.

CNH Industrial determines the recoverable amount of these cash-generating units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach.

Under the income approach, CNH Industrial calculates the recoverable amount of a cash-generating unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective cash-generating units. The following discount rates before taxes as of December 31, 2016 and 2015 were selected:

	2016	2015
Agricultural Equipment	14.1%	17.8%
Construction Equipment	13.3%	13.4%
Financial Services	21.6%	21.3%

Expected cash flows used under the income approach are developed in conjunction with the CNH Industrial budgeting and forecasting processes. CNH Industrial uses nine years of expected cash flows for the Agricultural Equipment and Construction Equipment cash-generating units and four years of expected cash flows for the Financial Services cash-generating unit as management believes that these periods generally reflect the underlying market cycles for its businesses. Under the market approach, CNH Industrial estimates the recoverable amount of the Agricultural Equipment and Construction Equipment cash-generating units using revenue and EBITDA multiples and estimates the recoverable amount of the Financial Services cash-generating unit using book value, tangible book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective cash-generating units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear that no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

A terminal value is included at the end of the projection period used in the discounted cash flow analyses in order to reflect the remaining value that each cash-generating unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rate for the Agricultural Equipment cash-generating unit was 1.0% in 2016 and 2015, and for Construction Equipment was 3.0% in 2016 and 2015. The terminal value growth rate for Financial Services was 1.5% in 2016 and 2015.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   132

As of December 31, 2016, the estimated recoverable amounts, calculated using the above method, of the Agricultural Equipment and Financial Services cash-generating units exceeded the carrying values by approximately 51% and 28%, respectively. The Construction Equipment cash generating unit had an excess of estimated recoverable amounts over carrying value of approximately 14%. Although the excess of estimated recoverable amounts over carrying value is over 10%, the Construction Equipment cash generating unit is considered to be at higher risk of impairment in future reporting periods, due primarily to declines in market demand for construction equipment. Holding all other assumptions constant, an increase of 2.1 p.p. in the discount rate could result in an impairment loss in future reporting periods.

The results obtained for the Commercial Vehicles and related sensitivity analyses confirmed the absence of an impairment loss.

The sum of the recoverable amounts of CNH Industrial’s cash generating units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the recoverable amount and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.

Finally, the estimates and budget data to which the above mentioned parameters have been applied are those determined by management based on past performance and expectations of developments in the markets in which the Group operates. Estimating the recoverable amount of cash generating units requires discretion and the use of estimates by management. The Group cannot guarantee that there will be no goodwill impairment in future periods. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by the Group.

Development costs

The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.

Development costs are tested for impairment at the cash-generating unit level.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   133

15. Property, plant and equipment

In 2016 and in 2015, changes in the gross carrying amount of Property, plant and equipment were as follows:

($ million)	Land	Industrial buildings	Plant, machinery and equipment	Assets sold with a buy- back commitment	Other tangible assets	Advances and tangible assets in progress	Total
Gross carrying amount Balance at December 31, 2014	300	3,006	8,357	2,542	868	213	15,286
Additions	2	56	288	870	30	188	1,434
Divestitures	(3)	(14)	(119)	(79)	(15)	(20)	(250)
Translation differences	(25)	(281)	(853)	(262)	(80)	(15)	(1,516)
Other changes	2	13	184	(470)	(4)	(175)	(450)
Balance at December 31, 2015	276	2,780	7,857	2,601	799	191	14,504
Additions	-	28	251	871	27	112	1,289
Divestitures	(5)	(22)	(108)	(34)	(30)	(63)	(262)
Translation differences	(6)	(30)	(113)	(137)	(9)	(3)	(298)
Other changes	2	52	72	(467)	(5)	(106)	(452)
Balance at December 31, 2016	267	2,808	7,959	2,834	782	131	14,781
Accumulated depreciation and impairment losses Balance at December 31, 2014	5	1,508	5,781	589	670	-	8,553
Depreciation	-	103	441	231	47	-	822
Impairment losses	-	-	-	18	-	-	18
Divestitures	(1)	(17)	(126)	(44)	(14)	-	(202)
Translation differences	(1)	(138)	(590)	(61)	(64)	-	(854)
Other changes	-	5	2	(205)	(6)	-	(204)
Balance at December 31, 2015	3	1,461	5,508	528	633	-	8,133
Depreciation	-	115	444	279	45	-	883
Impairment losses	-	19	-	26	-	-	45
Divestitures	-	(20)	(109)	(37)	(29)	-	(195)
Translation differences	-	(27)	(103)	(32)	(9)	-	(171)
Other changes	-	(7)	(5)	(169)	(11)	-	(192)
Balance at December 31, 2016	3	1,541	5,735	595	629	-	8,503
Carrying amount at December 31, 2015	273	1,319	2,349	2,073	166	191	6,371
Carrying amount at December 31, 2016	264	1,267	2,224	2,239	153	131	6,278

Commercial Vehicles recognized an impairment loss of $26 million and $18 million on Assets sold with a buy-back commitment for the years ended December 31, 2016 and 2015, respectively. The losses are recognized in the Cost of sales.

Other changes mainly includes the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment that are held for sale at the agreement expiry date of $237 million.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   134

The net carrying amount of assets leased under finance lease agreements included in Property, plant and equipment were as follows:

($ million)	At December 31, 2016	At December 31, 2015
Industrial buildings	63	39
Plant, machinery and equipment	54	50
Other	-	-
Total Property, plant and equipment under finance leases	117	89

At December 31, 2016, land and industrial buildings of the Group pledged as security for debt amounted to $102 million ($81 million at December 31, 2015); plant, machinery and equipment pledged as security for debt and other commitments amounted to $54 million ($88 million at December 31, 2015); these relate to suppliers’ assets recognized in the Consolidated Financial Statements in accordance with IFRIC 4 – Determining whether an arrangement contains a lease, with the simultaneous recognition of a financial lease payable.

CNH Industrial had contractual commitments of $119 million and $124 million for the acquisition of property, plant and equipment at December 31, 2016 and 2015, respectively.

16. Investments and other financial assets

($ million)	At December 31, 2016	At December 31, 2015
Investments accounted for using the equity method	505	560
Investments at cost	8	8
Total Investments	513	568
Other securities	1	1
Non-current financial receivables	40	32
Total Investments and other financial assets	554	601

At December 31, 2016 and 2015, no Non-current financial receivables had been pledged as security.

Investments

Changes in Investments in 2016 and in 2015 are set out below:

($ million)	At December 31, 2015	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2016
Investments in:
Unconsolidated subsidiaries	10	-	-	-	(2)	8
Joint ventures	422	19	-	(37)	(61)	343
Associates	136	34	-	(5)	(3)	162
Total Investments	568	53	-	(42)	(66)	513

($ million)	At December 31, 2014	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2015
Investments in:
Unconsolidated subsidiaries	12	(2)	2	(1)	(1)	10
Joint ventures	489	24	3	(37)	(57)	422
Associates	144	26	-	(12)	(22)	136
Total Investments	645	48	5	(50)	(80)	568

Revaluations and Write-downs include the Group’s share of the profit or loss for the year of investments accounted for using the equity method for an amount of $53 million in 2016 ($48 million in 2015).

Disposals and other changes, a decrease of $66 million in 2016, mainly consist of dividends by companies accounted for using the equity method. In particular, in 2016 dividend income includes: Turk Traktor Ve Ziraat Makineleri A.S. $39 million ($43 million in 2015) and CNH Industrial Capital Europe S.a.S. zero ($4 million in 2015).

CNH Industrial   Consolidated Financial Statements at December 31, 2016   135

Investments in joint ventures

A summary of investments in joint ventures at December 31, 2016 and 2015 is as follows:

	At December 31, 2016		At December 31, 2015
	% of interest	($ million)	% of interest	($ million)
Naveco (Nanjing Iveco Motor Co.) Ltd.	50.0	179	50.0	215
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	73	37.5	80
Other Joint ventures:
New Holland HFT Japan Inc.	50.0	52	50.0	58
CNH de Mexico SA de CV	50.0	26	50.0	31
Other		13		38
Total Other Joint ventures		91		127
Total Investments in joint ventures		343		422

Interests in joint ventures consist of 14 companies at December 31, 2016 (17 companies at December 31, 2015) and mainly include:

∎	Turk Traktor Ve Ziraat Makineleri A.S., Turkey: listed entity (37.5% CNH Industrial and 37.5% Koç Holding) which manufactures and distributes various models of both New Holland and Case IH tractors;

∎

Naveco (Nanjing IVECO Motor Co.) Ltd, People’s Rep. of China: joint venture (50% Iveco S.p.A. and 50% Nanjing Automotive Corporation, a subsidiary of the SAIC Group) which manufactures light and other commercial vehicles in China.

Interests in joint ventures are all accounted for using the equity method.

Summarized financial information relating to the material joint ventures of the Group, prepared in accordance with EU-IFRS, is as follows:

	At December 31, 2016		At December 31, 2015
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Cash and cash equivalents	316	82	309	73
Non-current assets	242	206	256	146
Current assets	541	386	697	480
Total Assets	1,099	674	1,262	699
Debt	-	274	313	243
Other liabilities	741	209	519	243
Total Liabilities	741	483	832	486
Total Equity	358	191	430	213

CNH Industrial   Consolidated Financial Statements at December 31, 2016   136

	2016		2015
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Net revenues	789	1,107	1,087	1,155
Depreciation and amortization	13	19	38	17
Trading profit/(loss)	(4)	147	7	134
Operating profit/(loss)	(56)	147	8	134
Net Financial income/(expenses)	5	(23)	11	(15)
Profit/(loss) before taxes	(51)	124	19	111
Income taxes	6	5	2	19
Profit/(loss) from continuing operations	(46)	119	17	92
Profit/(loss) from discontinued operations	-	-	-	-
Profit/(loss) (1)	(46)	119	17	92

Total Other comprehensive income, net of tax	-	-	-	-
Total Comprehensive income	(46)	119	17	92
(1) In	2016, the $46 million loss of Naveco Ltd. includes $84 million total negative impact due to its exit from a line of business.

This summarized financial information may be reconciled to the carrying amount of the % interest held in the joint ventures as follows:

	At December 31, 2016		At December 31, 2015

($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Total Equity	358	191	430	213
Group’s interest (%)	50.0	37.5	50.0	37.5
Pro-quota equity	179	72	215	80
Adjustments made by using the equity method	-	1	-	-
Carrying amount	179	73	215	80

Summarized financial information relating to the % interest held in the other joint ventures that are not individually material, is as follows:

($ million)	2016	2015
Profit/(loss) from continuing operations	(3)	(21)
Profit/(loss) from discontinued operations	-	-
Profit/(loss)	(3)	(21)

Total Other comprehensive income, net of tax	-	-
Total Comprehensive income	(3)	(21)

At December 31, 2016, the fair value of Investments in main listed joint ventures, based on prices quoted on regulated markets, is as follows:

($ million)	Carrying value	Fair value
Turk Traktor Ve Ziraat Makineleri A.S.	73	427

During 2016, CNH Industrial and SAIC decided to restructure our joint ventures in China in order to address the rapid evolution of China’s commercial vehicle market. In this context, the following transactions were put in place:

∎	Naveco is now focused on the Iveco brand, and to that purpose carved out and sold the Yuejin business to SAIC; and

∎	SAIC Iveco Hongyan Commercial Vehicle (“SIH”), received a capital injection from SAIC reducing our shareholding to 6% (33.5% prior to the injection).

CNH Industrial   Consolidated Financial Statements at December 31, 2016   137

Investments in associates

A summary of investments in associates at December 31, 2016 and 2015 is as follows:

	At December 31, 2016		At December 31, 2015
	% of interest	($ million)	% of interest	($ million)
CNH Industrial Capital Europe S.a.S.	49.9	130	49.9	113
Other associates:
Al-Ghazi Tractors Ltd.	43.2	11	43.2	23
Other		21		-
Total Other associates		32		23
Total Investments in associates		162		136

At December 31, 2016, 5 associates are accounted for using the equity method (4 associates at December 31, 2015), and mainly include CNH Industrial Capital Europe S.a.S. (49.9% CNH Industrial N. V. and 50.1% BNP Paribas Group), managing end-customer financing in Europe.

At December 31, 2016, 4 associates (4 associates at December 31, 2015), that are not individually material, are accounted for using the cost method.

Summarized financial information relating to CNH Industrial Capital Europe S.a.S., material associate of the Group, is as follows:

($ million)	At December 31, 2016	At December 31, 2015
Non-current assets	-	-
Current assets	3,421	2,922
Total Assets	3,421	2,922
Debt	3,066	2,611
Other liabilities	107	89
Total Liabilities	3,173	2,700
Total Equity	248	222

($ million)	2016	2015
Net revenues	98	84
Trading profit/(loss)	62	50
Operating profit/(loss)	62	50
Profit/(loss) before taxes	62	50
Profit/(loss) from continuing operations	44	38
Profit/(loss) from discontinued operations	-	-
Profit/(loss)	44	38

Total Other comprehensive income, net of tax	-	-
Total Comprehensive income	44	38

CNH Industrial   Consolidated Financial Statements at December 31, 2016   138

This summarized financial information may be reconciled to the carrying amount of the % interest held in the associate as follows:

($ million)	At December 31, 2016	At December 31, 2015

Total Equity	248	222

Group’s interest (%)	49.9	49.9

Pro-quota equity	124	111

Adjustments made by using the equity method	6	2

Carrying amount	130	113

Summarized financial information relating to the Group’s pro-rata interest in associates that are not individually material, accounted for using the equity method, is as follows:

($ million)	2016	2015
Profit/(loss) from continuing operations	11	7
Profit/(loss) from discontinued operations	-	-
Profit/(loss)	11	7

Total Other comprehensive income, net of tax	-	-
Total Comprehensive income	11	7

17. Leased assets

This item changed as follows in 2016 and 2015:

($ million)	At December 31, 2015	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2016
Gross carrying amount	2,127	760	-	6	(640)	2,253
Less: Depreciation and impairment	(292)	-	(267)	-	213	(346)
Net carrying amount of Leased assets	1,835	760	(267)	6	(427)	1,907

($ million)	At December 31, 2014	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2015
Gross carrying amount	1,814	980	-	(69)	(598)	2,127
Less: Depreciation and impairment	(296)	-	(215)	18	201	(292)
Net carrying amount of Leased assets	1,518	980	(215)	(51)	(397)	1,835

At December 31, 2016, minimum lease payments receivable for assets under non-cancelable operating leases amount to $356 million ($389 million at December 31, 2015) and fall due as follows:

($ million)	At December 31, 2016	At December 31, 2015
Within one year	176	187
Between one and five years	180	201
Beyond five years	-	1
Total Minimum lease payments	356	389

No leased assets have been pledged as security at December 31, 2016 and 2015.

CNH Industrial  Consolidated Financial Statements at December 31, 2016    139

18. Inventories

At December 31, 2016 and 2015, Inventories consisted of the following:

($ million)	At December 31, 2016	At December 31, 2015
Raw materials	1,185	1,254
Work-in-progress	756	747
Finished goods	3,791	3,799
Total Inventories	5,732	5,800

At December 31, 2016, Inventories include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for $329 million ($283 million at December 31, 2015). Excluding this item, Inventories decreased by $114 million in 2016.

At December 31, 2016, the amount of Inventories measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) is $1,665 million ($1,486 million at December 31, 2015).

The amount of inventory write-downs recognized as an expense during 2016 is $91 million ($104 million in 2015). Amounts recognized as income from the reversal of write-downs on items sold during the year were not significant.

There were no inventories pledged as security at December 31, 2016 and 2015.

19. Current receivables and Other current assets

A summary of Current receivables and Other current assets at December 31, 2016 and 2015 is as follows:

($ million)	At December 31, 2016	At December 31, 2015
Trade receivables	623	580
Receivables from financing activities	18,662	19,001
Current tax receivables	430	371
Other current assets:
Other current receivables	1,081	884
Accrued income and prepaid expenses	128	133
Total Other current assets	1,209	1,017
Total Current receivables and Other current assets	20,924	20,969

An analysis by due date is as follows:

	At December 31, 2016				At December 31, 2015
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Trade receivables	621	2	-	623	578	2	-	580
Receivables from financing activities	11,172	7,297	193	18,662	11,475	7,262	264	19,001
Current tax receivables	399	24	7	430	331	11	29	371
Other current receivables	1,017	21	43	1,081	798	34	52	884
Total Current receivables	13,209	7,344	243	20,796	13,182	7,309	345	20,836

CNH Industrial   Consolidated Financial Statements at December 31, 2016   140

Trade receivables

As of December 31, 2016 and 2015, CNH Industrial had trade receivables of $623 million and $580 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $104 million and $174 million at December 31, 2016 and 2015 respectively, determined on the basis of historical losses on receivables. Changes in the allowance for doubtful accounts during 2016 were as follows:

($ million)	At December 31, 2015	Provision	Use and other changes	At December 31, 2016
Allowances for doubtful accounts	174	60	(130)	104

Trade accounts have significant concentrations of credit risk in the Agricultural Equipment, Construction Equipment and Commercial Vehicles segments. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

Receivables from financing activities

A summary of Receivables from financing activities as of December 31, 2016 and 2015 is as follows:

($ million)	At December 31, 2016	At December 31, 2015
Retail
Retail financing	9,566	9,787
Finance leases	383	557
Total Retail	9,949	10,344

Wholesale
Dealer financing	8,583	8,611
Total Wholesale	8,583	8,611

Other	130	46
Total Receivables from financing activities	18,662	19,001

CNH Industrial provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for U.K.). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2016 and 2015 relating to the termination of dealer contracts.

Receivables from financing activities generally have significant concentrations of credit risk in the agriculture, construction and truck industries. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. CNH Industrial typically retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and finance leases.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   141

Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of Receivables from financing activities as of December 31, 2016 and 2015 is as follows:

	At December 31, 2016

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	27	-	-	27	7,172	7,199	32	7,231

EMEA	-	-	-	-	348	348	-	348

LATAM	14	-	-	14	1,662	1,676	73	1,749

APAC	1	-	-	1	620	621	-	621

Total Retail	42	-	-	42	9,802	9,844	105	9,949

Wholesale

NAFTA	-	-	-	-	3,591	3,591	39	3,630

EMEA	29	2	-	31	3,847	3,878	23	3,901

LATAM	-	-	-	-	594	594	2	596

APAC	2	-	6	8	448	456	-	456

Total Wholesale	31	2	6	39	8,480	8,519	64	8,583

	At December 31, 2015

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	17	-	-	17	7,869	7,886	36	7,922

EMEA	-	-	-	-	572	572	1	573

LATAM	6	-	-	6	1,286	1,292	44	1,336

APAC	1	3	-	4	509	513	-	513

Total Retail	24	3	-	27	10,236	10,263	81	10,344

Wholesale

NAFTA	-	-	-	-	3,656	3,656	79	3,735

EMEA	33	2	-	35	3,613	3,648	26	3,674

LATAM	3	-	-	3	595	598	4	602

APAC	6	4	26	36	518	554	46	600

Total Wholesale	42	6	26	74	8,382	8,456	155	8,611

CNH Industrial   Consolidated Financial Statements at December 31, 2016   142

Allowance for credit losses activity for the years ended December 31, 2016 and 2015 is as follows (in millions):

	At December 31, 2016
($ million)	Retail	Wholesale	Other	Total
Opening balance	394	158	-	552
Provision	52	60	-	112
Charge-offs, net of recoveries	(82)	(14)	-	(96)
Foreign currency translation and other	10	(4)	-	6
Ending balance	374	200	-	574
Ending balance: Individually evaluated for impairment	179	149	-	328
Ending balance: Collectively evaluated for impairment	195	51	-	246
Receivables:
Ending balance	9,949	8,583	130	18,662
Ending balance: Individually evaluated for impairment	317	491	-	808
Ending balance: Collectively evaluated for impairment	9,632	8,092	130	17,854
	At December 31, 2015
($ million)	Retail	Wholesale	Other	Total
Opening balance	468	182	-	650
Provision	81	27	-	108
Charge-offs, net of recoveries	(92)	(13)	-	(105)
Foreign currency translation and other	(63)	(38)	-	(101)
Ending balance	394	158	-	552
Ending balance: Individually evaluated for impairment	187	125	-	312
Ending balance: Collectively evaluated for impairment	207	33	-	240
Receivables:
Ending balance	10,344	8,611	46	19,001
Ending balance: Individually evaluated for impairment	416	767	-	1,183
Ending balance: Collectively evaluated for impairment	9,928	7,844	46	17,818

CNH Industrial   Consolidated Financial Statements at December 31, 2016   143

Receivables from financing activities are considered impaired when it is probable CNH Industrial will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, or have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

	At December 31, 2016				At December 31, 2015
($ million)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
With no related allowance
Retail
NAFTA	-	-	-	-	41	40	-	37
EMEA	90	90	-	74	74	74	-	79
LATAM	-	-	-	-	-	-	-	-
APAC	-	-	-	-	-	-	-	-
Wholesale
NAFTA	-	-	-	-	-	-	-	-
EMEA	-	-	-	-	33	33	-	35
LATAM	-	-	-	-	-	-	-	-
APAC	-	-	-	-	-	-	-	-

With an allowance recorded
Retail
NAFTA	31	30	18	31	54	53	18	52
EMEA	171	171	143	195	238	238	167	263
LATAM	23	23	17	23	-	-	-	-
APAC	2	2	1	2	9	9	2	12
Wholesale
NAFTA	44	43	4	46	82	82	3	92
EMEA	420	420	131	378	607	607	95	657
LATAM	22	15	12	18	25	21	7	22
APAC	5	5	2	18	20	20	20	18
Total Retail	317	316	179	325	416	414	187	443
Total Wholesale	491	483	149	460	767	763	125	824

Finance lease receivables mainly relate to vehicles of Commercial Vehicles, Agricultural Equipment and Construction Equipment leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.

The item may be analyzed as follows stated gross of an allowance of $156 million at December 31, 2016 ($188 million at December 31, 2015):

	At December 31, 2016				At December 31, 2015
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Receivables for future minimum lease payments	265	286	2	553	484	417	43	944
Less: unrealized interest income	(6)	(8)	-	(14)	(82)	(110)	(7)	(199)
Present value of future minimum lease payments	259	278	2	539	402	307	36	745

CNH Industrial   Consolidated Financial Statements at December 31, 2016   144

Other current assets

At December 31, 2016, Other current assets mainly consist of other tax receivables for VAT and other indirect taxes of $828 million ($634 million at December 31, 2015), Receivables from employees of $49 million ($46 million at December 31, 2015) and Accrued income and prepaid expenses of $128 million ($133 million at December 31, 2015).

Refer to section “Risk Management” and Note 33 “Information on financial risks” for additional information on the credit risk to which CNH Industrial is exposed and the way it is managed by the Group.

Transfers of financial assets

The Group transfers a number of its financing and trade receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or require a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IAS 39 for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Group continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under Asset-backed financing (Note 27). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

At December 31, 2016 and 2015, the carrying amount of such transferred financial assets not derecognized and the related liability and the respective fair values were as follows:

	At December 31, 2016				At December 31, 2015

($ million)	Trade receivables	Receivables from financing activities	Other financial assets	Total	Trade receivables	Receivables from financing activities	Other financial assets	Total

Carrying amount of assets	8	13,585	882	14,474	6	13,884	992	14,882

Carrying amount of the related liabilities	(8)	(10,880)	(896)	(11,784)	(6)	(12,003)	(990)	(12,999)

Liabilities for which the counterparty has the right to obtain relief on the transferred assets:

Fair value of the assets	8	13,570	882	14,459	6	13,893	992	14,891

Fair value of the liabilities	(8)	(10,880)	(879)	(11,586)	(6)	(11,993)	(991)	(12,990)

Net position	-	2,870	3	2,873	-	1,900	1	1,901

Other financial assets also include the cash with a pre-determined use restricted to the repayment of the securitization debt.

For completeness of information, it is recalled that the Group has discounted receivables without recourse having due dates beyond December 31, 2016 amounting to $566 million ($569 million at December 31, 2015, with due dates beyond that date), which refer to trade receivables and other receivables for $551 million ($534 million at December 31, 2015) and receivables from financing activities for $15 million ($35 million at December 31, 2015).

CNH Industrial   Consolidated Financial Statements at December 31, 2016   145

20. Current securities

This item amounts to zero at December 31, 2016 ($54 million at December 31, 2015, mainly including sovereign Argentinian bonds).

21. Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy.

Foreign Exchange Contracts and Cross Currency Swaps

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated Income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 18 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(73) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.0 billion and $7.1 billion at December 31, 2016 and 2015, respectively.

Additionally, CNH Industrial employs cross currency swaps to convert fixed-rate foreign currency denominated debt to floating-rate debt denominated in the functional currency of the borrowing entity. Cross currency swaps combine the elements of a foreign exchange contract and an interest rate swap into a single financial instrument. These instruments are designated as cash flow hedges and thus accounted for similarly to the foreign exchange contracts and interest rate swaps disclosed in this footnote. The maturity of these instruments does not exceed 12 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) are insignificant. The total notional amount of CNH Industrial’s cross currency swaps was $165 million at December 31, 2015. There were no cross currency swaps outstanding as of December 31, 2016.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Financial income/(expenses)” in the consolidated income statement and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 23 months. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is approximately $(1) million.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   146

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the years ended December 31, 2016 and 2015.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ended December 31, 2016 and 2015. All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2016 and 2015 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.3 billion and $4.6 billion at December 31, 2016 and 2015, respectively.

The fair values of CNH Industrial’s derivatives as of December 31, 2016 and 2015 in the consolidated balance sheets are recorded as follows:

	At December 31, 2016		At December 31, 2015
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives Designated as Hedging Instruments
Fair value hedges:
Interest rate derivatives	11	(14)	29	-
Total Fair value hedges	11	(14)	29	-

Cash flow hedges:
Currency risks - Forward contracts, Currency swaps and Currency options	47	(105)	61	(29)
Interest rate derivatives	4	(3)	1	(6)
Cross currency swaps	-	-	16	-
Total Cash flow hedges	51	(108)	78	(35)
Total Derivatives Designated as Hedging Instruments	62	(122)	107	(35)

Derivatives Not Designated as Hedging Instruments
Foreign exchange contracts	31	(116)	100	(30)
Interest rate derivatives	2	(11)	4	(4)
Cross currency swaps	-	-	-	-
Total Derivatives Not Designated as Hedging Instruments	33	(127)	104	(34)
Other financial assets/(liabilities)	95	(249)	211	(69)

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   147

Pre-tax gains/(losses) together with the related tax effect on the consolidated income statement and on the consolidated statement of comprehensive income related to CNH Industrial’s derivatives for the year ended December 31, 2016 and 2015 are recorded in the following accounts:

($ million)	2016	2015
Fair value hedges
Interest rate derivatives— Financial income/(expenses)	(33)	(8)
Gains/(losses) on hedged items— Financial income/(expenses)	33	8

Cash Flow Hedges
Recognized in Other comprehensive income (effective portion):	(59)	(58)

Reclassified from other comprehensive income (effective portion):
Foreign exchange contracts – Net revenues	55	16
Foreign exchange contracts – Cost of sales	(4)	(211)
Foreign exchange contracts – Financial income/(expenses)	(5)	(10)
Interest rate derivatives – Cost of sales	(3)	(6)
Interest rate derivatives – Financial income/(expenses)	(1)	(1)

Not designated as hedges
Foreign exchange contracts – Financial income/(expenses)	(231)	115

22. Cash and cash equivalents

Cash and cash equivalents consist of:

($ million)	At December 31, 2016	At December 31, 2015
Cash at banks	4,127	5,171
Restricted cash	837	927
Money market securities	890	213
Total Cash and cash equivalents	5,854	6,311

Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. The carrying amount of cash and cash equivalents is considered to be in line with their fair value at the balance sheet date.

Restricted cash mainly includes banks deposits which may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.

23. Assets held for sale

At December 31, 2016, Assets held for sale consist mainly of buildings and factories.

The items included in Assets held for sale may be summarized as follows:

($ million)	At December 31, 2016	At December 31, 2015
Property, plant and equipment	22	23
Total Assets	22	23

CNH Industrial   Consolidated Financial Statements at December 31, 2016   148

24. Equity

Share capital

The Articles of Association of CNH Industrial provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2016, the Company’s Share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,362,909,611 common shares (1,361,630,903 common shares outstanding, net of 1,278,708 common shares held in treasury by the Company as described in the following) and 474,474,276 special voting shares (412,268,203 special voting shares outstanding, net of 62,206,073 special voting shares held in treasury by the Company as described in the following).

The following table shows a reconciliation between the composition of the share capital of CNH Industrial N.V. at December 31, 2013, and the composition of the share capital of CNH Industrial N.V. at December 31, 2016:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. special voting shares issued	Less: Treasury shares (b)	CNH Industrial N.V. special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2013	1,350,073,530	-	1,350,073,530	474,474,276	(5,479,890)	468,994,386	1,824,547,806	(5,479,890)	1,819,067,916

Capital increase	5,246,110	-	5,246,110	-	-	-	5,246,110	-	5,246,110
(Purchases)/Sales of treasury shares	-	-	-	-	(53,594,883)	(53,594,883)	-	(53,594,883)	(53,594,883)
Total CNH Industrial N.V. shares at December 31, 2014	1,355,319,640	-	1,355,319,640	474,474,276	(59,074,773)	415,399,503	1,829,793,916	(59,074,773)	1,770,719,143

Capital increase	6,729,349	-	6,729,349	-	-	-	6,729,349	-	6,729,349
(Purchases)/Sales of treasury shares	-	-	-	-	(2,150,297)	(2,150,297)	-	(2,150,297)	(2,150,297)
Total CNH Industrial N.V. shares at December 31, 2015	1,362,048,989	-	1,362,048,989	474,474,276	(61,225,070)	413,249,206	1,836,523,265	(61,225,070)	1,775,298,195

Capital increase	860,622	-	860,622	-	-	-	860,622	-	860,622
(Purchases)/Sales of treasury shares	-	(1,278,708)	(1,278,708)	-	(981,003)	(981,003)	-	(2,259,711)	(2,259,711)
Total CNH Industrial N.V. shares at December 31, 2016	1,362,909,611	(1,278,708)	1,361,630,903	474,474,276	(62,206,073)	412,268,203	1,837,383,887	(63,484,781)	1,773,899,106

During the year ended December 31, 2015, 2 million special voting shares were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register. During the year ended December 31, 2016, 1 million special voting shares were acquired by the Company following (i) the de-registration of qualifying common shares from the Loyalty Register and (ii) the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-years registration period in the Loyalty Register.

Furthermore, during the year ended December 31, 2016, the Company delivered 1.7 million common shares, of which 0.9 million newly issued (6.7 million during the year ended December 31, 2015), primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.

The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.

CNH Industrial  Consolidated Financial Statements at December 31, 2016    149

The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

On March 2, 2017, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $160 million, translated at the exchange rate reported by the European Central Bank on February 27, 2017). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 14, 2017.

At the AGM held by CNH Industrial on April 15, 2016, shareholders approved the payment of a dividend of €0.13 per common share. The dividend was paid in May 2016 for a total amount of €177 million ($201 million). The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.

The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   150

In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of shareholders would resolve otherwise.

The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.

Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.

Policies and processes for managing capital

The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate rating.

The Group constantly monitors the evolution of its debt/equity ratio and in particular the level of net debt and the generation of cash from its Industrial Activities.

To reach these objectives the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, it may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to shareholders in general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves.

The Company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).

The Company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:

∎

the general meeting of shareholders has authorized the Board of Directors to make such acquisition – which authorization shall be valid for no more than eighteen months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

∎

the Company’s equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

∎

the aggregate par value of the shares to be acquired and the shares in its share capital the Company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one half of the aggregate par value of the issued share capital.

If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then it shall not be allowed any acquisition.

No authorization shall be required, if the Company acquires its own shares for the purpose of transferring the same to directors or employees of the Company or a Group company as defined in Article 2:24b of the Dutch Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.

The preceding provisions shall not apply to shares which the Company acquires under universal title of succession (algemene titel).

No voting rights may be exercised in the general meeting of shareholders for any share held by the Company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the Company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the Company or any of its subsidiaries. The Company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.

Any acquisition by the Company of shares that have not been fully paid up shall be void.

Any disposal of shares held by the Company will require a resolution of the Board of Directors. Such resolution shall also stipulate the conditions of the disposal.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   151

Special voting shares

In order to reward long-term ownership of CNH Industrial common shares and promote stability of CNH Industrial’s shareholder base, CNH Industrial’s Articles of Association provide for a loyalty-voting structure that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold, through the issuance of special voting shares.

A shareholder may at any time elect to participate in the loyalty voting structure by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share.

CNH Industrial issued special voting shares with a nominal value of €0.01 each to those eligible shareholders who elected to receive such special voting shares upon completion of the merger of Fiat Industrial and of CNH Global respectively with and into CNH Industrial N.V.

The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.

CNH Industrial common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.

Treasury shares

At the AGM held on April 15, 2015, shareholders granted the Board of Directors the authority to acquire common shares in its own capital through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares on April 15, 2015 for a period expiring on October 14, 2016 (the “2015 Share Repurchase Authorization”), subject to certain maximum and minimum price requirements.

Implementing such resolution in January 2016 the Company announced the launch of a share buy-back program to repurchase from time to time up to $300 million in common shares in compliance with applicable rules and regulations, and in accordance with the 2015 Share Repurchase Authorization. On April 15, 2016, shareholders renewed the grant of authority to the Board to acquire common shares in its own capital through stock exchange trading or otherwise for a period expiring on October 14, 2017.

During the year ended December 31, 2016, the Company repurchased 2.1 million shares of its common stock on the MTA under the buy-back program at an aggregate cost of $14 million. As of December 31, 2016, the Company held 1,278,708 common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $9 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. During the year ended December 31, 2016, the Company acquired approximately 1 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, and the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2016, the Company held 62,206,073 special voting shares in treasury.

Capital reserves

At December 31, 2016, capital reserves amounting to $3,237 million ($3,227 million at December 31, 2015) mainly consist of the share premium deriving from the Merger.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   152

Earnings reserves

Earnings reserves, amounting to $4,912 million at December 31, 2016 ($5,486 million at December 31, 2015) mainly consist of retained earnings and profits attributable to the owners of the parent.

Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

($ million)	2016	2015
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(126)	155
Total Other comprehensive income that will not be reclassified subsequently to profit or loss (A)	(126)	155

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(59)	(58)
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	(42)	212
Gains/(losses) on cash flow hedging instruments	(101)	154

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	-	-
Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss	-	-
Gains/(losses) on the remeasurement of available-for-sale financial assets	-	-

Exchange gains/(losses) on translating foreign operations arising during the period	274	(561)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	-	-
Exchange gains/(losses) on translating foreign operations	274	(561)

Share of Other comprehensive income of entities accounted for using the equity method arising during the period	(35)	(50)
Reclassification adjustment for the share of Other comprehensive income of entities accounted for using the equity method	(6)	-
Share of Other comprehensive income of entities accounted for using the equity method	(41)	(50)
Total Other comprehensive income that may be reclassified subsequently to profit or loss (B)	132	(457)
Tax effect of the other components of Other comprehensive income (C)	23	(67)
Total Other comprehensive income, net of tax (A) + (B) + (C)	29	(369)

CNH Industrial  Consolidated Financial Statements at December 31, 2016    153

The income tax effect relating to Other comprehensive income can be analyzed as follows:

	2016			2015
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(126)	6	(120)	155	(28)	127
Total Other comprehensive income that will not be reclassified subsequently to profit or loss	(126)	6	(120)	155	(28)	127

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(101)	17	(84)	154	(39)	115
Gains/(Losses) on the remeasurement of available-for-sale financial assets	-	-	-	-	-	-
Exchange gains/(losses) on translating foreign operations	274	-	274	(561)	-	(561)
Share of Other comprehensive income of entities accounted for using the equity method	(41)	-	(41)	(50)	-	(50)
Total Other comprehensive income that may be reclassified subsequently to profit or loss	132	17	149	(457)	(39)	(496)
Total Other comprehensive income	6	23	29	(302)	(67)	(369)

Share-based compensation

For the year ended December 31, 2016, CNH Industrial recognized total share-based compensation expense of $3 million, which included a $37 million reversal of previously recognized expenses for performance share units linked to non-market conditions for which the Company does not believe it is probable that the performance condition will be achieved. For the year ended December 31, 2015, CNH Industrial recognized total share-based compensation expense of $49 million. For the year ended December 31, 2016, CNH Industrial did not recognize a tax benefit relating to share-based compensation expense. For the year ended December 31, 2015, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $3 million. As of December 31, 2016, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately $31 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.6 years.

CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, iv) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”).

CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”)

At the AGM held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long-term incentive program, whose main features are as follows:

∎

The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.

∎

The EIP authorized 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

∎

The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial N.V. The termination of the EIP will not affect previously granted awards.

CNH Industrial  Consolidated Financial Statements at December 31, 2016    154

Performance Share Units

In 2014 CNH Industrial issued a one-time grant of Performance Share Units (PSU’s) to its Chief Executive Officer and selected key employees, with financial performance goals covering the five-year period from January 1, 2014 to December 31, 2018. This PSU grant totaled approximately 12 million units. In 2015 and 2016, prorated share amounts covering performance through this same period were issued to new employees entering the plan. PSU’s granted in these years were 1 million and 0.5 million respectively. The performance goals include a performance condition as well as a market condition, with each weighted at 50% and paying out independently of the other. Half of the award will vest if the performance condition is met; whereas the other half, which is based on the market condition, has a payout scale ranging from 0% to 150%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 12 million shares. One third of the total grant was expected to vest in February 2017, but such grants will not vest as both the performance and market conditions for the performance period 2014 through 2016 were not met A cumulative two-thirds will vest in February 2018, and a cumulative 100% in February 2019 if the respective financial goals for the performance periods 2014 through 2017 and 2014 through 2018 are achieved. As new participants entered the program in 2016, vesting was modified to cliff vest in February 2019. This was done to ensure employee contribution over a three year performance period before earning any Performance Share vesting.

The fair values of the awards that are contingent upon the achievement of the performance condition are measured using stock prices on respective grant dates adjusted for the present value of future dividends that employees will not receive during the vesting period. The weighted average fair value for the PSUs based on the performance condition that were issued in 2014, 2015, and 2016 is $9.48, $9.33 and $7.08 per share, respectively.

The fair values of the awards that are based on the market condition are calculated using the Monte Carlo Simulation model. The weighted average fair value for the awards that were issued in 2014, 2015, and 2016 is $8.19, $7.95, and $3.17 per share, respectively. As a significant majority of the awards (approximately 90% of total awards as of December 31, 2016) were issued on June 9 and 25, 2014, the key assumptions utilized to calculate the grant-date fair values for awards issued on these two grant dates are listed below:

	Key Assumptions for awards issued on:
	June 9, 2014	June 25, 2014
Grant date stock price (in $)	10.88	10.19
Expected Volatility	44.5%	44.1%
Dividend yield	2.6%	2.7%
Risk-free rate	1.69%	1.68%

The expected volatility is based on a weighted average of historical volatility experienced by the common shares of CNH Global N.V., Fiat Industrial S.p.A. and CNH Industrial N.V. over a five-year period ending on the grant date. The expected dividend yield was based on CNH Industrial’s historical dividend payout as management expected the dividend payout for future years to be consistent. The risk-free interest rate was based on the yields of five-year U.S. Treasury bonds.

The following table reflects the activity of performance-based share units under CNH Industrial EIP for the year ended December 31, 2016 and 2015:

	2016		2015
	Performance shares	Weighted average grant date fair value (in $)	Performance shares	Weighted average grant date fair value (in $)

Nonvested at beginning of year	11,591,260	8.64	12,101,760	8.84

Granted	471,200	5.13	980,400	6.25

Forfeited	(337,200)	8.23	(1,490,900)	8.69

Vested	-	-	-	-

Nonvested at end of year	11,725,260	8.51	11,591,260	8.64

CNH Industrial   Consolidated Financial Statements at December 31, 2016   155

Restricted Share Units

In 2014, 2015 and 2016, CNH Industrial issued to selected employees approximately 1 million, 2 million and 2 million Restricted Share Units (“RSUs”) with a weighted average fair value of $9.21, $8.60, and $7.30 per share, respectively. These shares will vest in three equal tranches over a three-year period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.

Additionally, CNH Industrial issued 3 million restricted share units to the Chairman of CNH Industrial N.V., in June 2014. The weighted average fair value of these shares is $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairman will not receive during the vesting period. These shares are service based and will vest in five tranches at the end of each year. The first and second tranches of 750 thousand shares each vested on December 31, 2014 and 2015, respectively, which were exercised on February 23, 2015 and February 8, 2016, respectively. The third tranche of 600 thousand shares vested on December 31, 2016, and was exercised on February 8, 2017.

The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2016 and 2015:

	2016		2015

	Restricted shares	Weighted average grant date fair value (in $)	Restricted shares	Weighted average grant date fair value (in $)

Nonvested at beginning of year	3,745,520	9.07	3,512,139	9.88

Granted	2,046,280	7.30	1,531,900	8.08

Forfeited	(110,420)	8.16	(158,186)	9.29

Vested	(1,448,672)	9.35	(1,140,333)	10.21

Nonvested at end of year	4,232,708	8.14	3,745,520	9.07

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)

On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial N.V. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial N.V. Board in the form of cash, and/or common shares of CNH Industrial N.V., and/or options to purchase common shares of CNH Industrial N.V., provided that such members do not receive salary or other employment compensation from CNH Industrial N.V. or FCA, and their subsidiaries and affiliates:

∎	$125,000 annual retainer fee for each Non-Executive Director.

∎	An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairman.

∎	An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairman (collectively, the “fees”).

Each quarter of the CNH Industrial DCP year, the eligible directors elect the form of payment of their fees. If the elected form is common shares, the eligible director will receive as many common shares as equal to the amount of fees the director elects to be paid in common shares, divided by the fair market value of a CNH Industrial N.V. common share on the date that the quarterly payment is made. Common shares issued to the eligible director vest immediately upon grant. If an eligible director elects to receive all or a portion of fees in the form of a stock option, the number of common shares underlying the stock option is determined by dividing (i) by (ii) where (i) equals the dollar amount of the quarterly payment that the eligible director elects to receive in the form of stock options multiplied by four and (ii) the fair market value of the common shares on the date that the quarterly payment is made. The CNH Industrial DCP defines fair market value, as applied to each ordinary share, to be equal to the average of the highest and lowest sale price of a CNH Industrial N.V. common share during normal trading hours on the last trading day of each plan quarter in which sales of common shares on the New York Stock Exchange are recorded. Stock options granted as a result of such an election vest immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   156

There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. As of December 31, 2016, 0.05 million stock options were issued under the CNH Industrial DCP at a weighted average exercise price of $9.42 per share. The weighted average fair value for the stock options that were issued in 2014 and 2015 were $2.72 and $1.65, respectively. No stock options were issued under this plan in 2016. As of December 31, 2016, 0.02 million restricted share units were issued under the CNH Industrial DCP. The weighted average grant-date fair value of the RSUs that were issued in 2014, 2015, and 2016 were $9.12, $8.16, and $6.78, respectively.

CNH Global Directors’ Compensation Plan (“CNH DCP”)

CNH Global Directors’ Compensation Plan stipulates the right for directors of former CNH Global to be compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global N.V. On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the CNH DCP in connection with the Merger. Stock options issued under the CNH DCP were converted using the CNH Global exchange ratio of 3.828 CNH Industrial N.V. shares for each CNH Global N.V. common share and exercisable for common shares of CNH Industrial N.V. upon September 29, 2013. As of December 31, 2016, approximately 0.03 million stock options from the CNH DCP were still outstanding. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.

CNH Global Equity Incentive Plan (the “CNH EIP”)

The CNH Global Equity Incentive Plan provides for grants of stock options, restricted share units and performance share units to former officers and employees of CNH Global. On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the CNH EIP in connection with the Merger. CNH Industrial can not issue any new equity awards under the CNH EIP; however, CNH Industrial is required to issue shares under the CNH EIP to settle the exercise or vesting of the existing equity awards.

On September 29, 2013, outstanding stock options, unvested restricted share units and performance share units under the CNH EIP became exercisable or convertible for common shares of CNH Industrial N.V. The number of shares of outstanding equity awards was increased and exercise price of stock options reduced to take into account the CNH Global exchange ratio of 3.828 CNH Industrial N.V. shares for each CNH Global N.V. common share. The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013.

Stock Option Plan

In September 2012, approximately 2.7 million performance-based stock options (at target award levels) were issued under the CNH EIP (the “2012 Grant”). Upon the achievement of CNH Global’s 2012 target performance objective, approximately 4 million of options were granted. These options vested in three equal tranches in February 2012, 2013 and 2014. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

No stock options were issued in 2015 or 2016 under the CNH EIP.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2016 and 2015:

	At December 31, 2016			At December 31, 2015

Exercise Price (in US$)	Number of options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price (in $)	Number of options outstanding	Weighted average exercise price (in $)

5.01 - 10.00	3,378,704	1.15	8.78	4,491,907	8.32

10.01 - 15.00	3.832.177	0.16	10.15	4,278,010	10.15

Total	7,210,881			8,769,917

CNH Industrial   Consolidated Financial Statements at December 31, 2016   157

The Black-Scholes pricing model was used to calculate the fair value of stock options for options granted in 2012 under the CNH EIP. The assumptions used under the Black-Scholes pricing model were as follows:

2012

Equity Incentive Plan

Risk-free interest rate	0.40%

Expected dividend yield	0.00%

Price volatility of CNH Global N.V. shares	51.70%

Option life (years)	3.39

The risk-free interest rate was based on the U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of common shares of CNH Global N.V. over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant was based on the average of the vesting period of each tranche and the original contract term of 65 to 70 months. The expected dividend yield was determined to be zero as management did not expect CNH Global N.V. to pay ordinary dividends. Based on this model, the fair value of stock options awarded under the CNH EIP was $3.60.

The following table reflects the stock option activity under the CNH EIP for the years ended December 31, 2016 and 2015:

	2016		2015

	Number of options	Weighted average exercise price (in $)	Number of options	Weighted average exercise price (in $)

Outstanding at beginning of year	8,642,903	9.21	10,861,552	9.03

Granted	-	-	-	-

Forfeited	-	-	(1,033,560)	9.58

Exercised	-	-	(1,185,089)	6.95

Expired	(1,432,022)	7.96	-	-

Outstanding at end of year	7,210,881	9.51	8,642,903	9.21

Exercisable at end of year	7,210,881	9.51	8,642,903	9.21

Restricted Share Units

In 2012, 0.7 million restricted share units were granted under the CNH EIP with a weighted average fair value of $11.40 per share. Restricted share units are service based and vest in three equal installments over three years starting from the grant date. All RSUs under the CNH EIP had vested as of December 31, 2015; therefore, there was no RSU activity for the year ended December 31, 2016.

The following table reflects the activity of restricted share units under CNH EIP for the years ended December 31, 2016 and 2015:

	2016		2015

	Number of shares	Weighted average grant date fair value (in $)	Number of shares	Weighted average grant date fair value (in $)

Nonvested at beginning of year	-	-	3,191,444	7.82

Converted from Performance Share Units (PSU)	-	-	-	-

Granted	-	-	(78,869)	8.79

Forfeited	-	-	(3,112,575)	7.79

Vested	-	-	-	-

Nonvested at end of year	-	-	-	7.82

The fair value of performance-based shares and restricted shares under the CNH EIP was based on the market value of CNH Global’s common shares on the date of the grant.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   158

25. Provisions for employee benefits

CNH Industrial provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service. CNH Industrial provides post-employment benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, CNH Industrial has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2016 and 2015, CNH Industrial recorded expenses of $504 million and $550 million, respectively, for its defined contribution plans, inclusive of social security contributions.

Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefit plans are classified by CNH Industrial on the basis of the type of benefit provided as follows: Pension plans, Healthcare plans, and Other post-employment benefits.

Pension plans

Pension obligations primarily comprise the obligations of CNH Industrial’s pension plans in the United States, the United Kingdom, and Germany.

Under these plans, contributions are made to a separate fund (trust) that independently administers the plan assets. CNH Industrial’s funding policy is to contribute amounts to the plan equal to the amounts required to meet the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The significant pension plans that we are required to fund are in the United States and the United Kingdom. CNH Industrial may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Group is not required to make further contribution to the plan in respect of minimum performance requirements so long as the fund is in surplus.

Healthcare plans

Healthcare plan obligations comprise obligations for healthcare and insurance plans granted to CNH Industrial employees working in the United States and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. CNH Industrial U.S. salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement healthcare and life insurance benefits under the CNH Industrial plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH Industrial has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement. These plans are not required to be funded. However, beginning in 2007, CNH Industrial began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American healthcare plans.

Other post-employment benefits

Other post-employment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Until December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving the company. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years until December 31, 2006. Loyalty bonus is accrued for employees who have reached certain service seniority and are generally settled when employees leave the company. These plans are not required to be funded and, therefore, have no plan assets.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   159

Provisions for employee benefits at December 31, 2016 and 2015 are as follows:

($ million)	At December 31, 2016	At December 31, 2015

Post-employment benefits:

Healthcare plans	994	1,052

Pension plans	864	807

Other	335	341

Total Post-employment benefits	2,193	2,200

Other provisions for employees	262	218

Other long-term employee benefits	77	76

Total Provision for employee benefits	2,532	2,494

Defined benefit plan assets	4	6

Total Defined benefit plan assets	4	6

The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months from the end of the period in which the employees render the related service.

The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

In 2016 and in 2015 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

($ million)	At December 31, 2015	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2016

Other provisions for employees	218	134	(71)	(19)	262

Other long-term employee benefits	76	10	(5)	(4)	77

Total	294	144	(76)	(23)	339

($ million)	At December 31, 2014	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2015

Other provisions for employees	210	85	(36)	(41)	218

Other long-term employee benefits	78	3	(6)	1	76

Total	288	88	(42)	(40)	294

CNH Industrial   Consolidated Financial Statements at December 31, 2016   160

Post-employment benefits

The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2016 and 2015 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)

	At December 31,		At December 31,		At December 31,

($ million)	2016	2015	2016	2015	2016	2015

Present value of obligations	3,190	3,283	1,105	1,157	335	341

Less: Fair value of plan assets	(2,330)	(2,482)	(111)	(105)	-	-

Deficit/(surplus)	860	801	994	1,052	335	341

Effect of the asset ceiling	-	-	-	-	-	-

Net liability/(Net asset)	860	801	994	1,052	335	341

Reimbursement rights	1	1	-	-	-	-

Amounts at year-end:

Liabilities	864	807	994	1,052	335	341

Assets	(4)	(6)	-	-	-	-

Net liability	860	801	994	1,052	335	341

(1)	The healthcare and other post-employment plans are not required to be prefunded.

Changes in the present value of post-employment obligations in 2016 and 2015 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)

($ million)	2016	2015	2016	2015	2016	2015

Present value of obligation at the beginning of the year	3,283	3,621	1,157	1,243	341	449

Current service cost	24	29	7	8	7	8

Interest expense	86	112	39	48	3	3

Other costs	5	4	-	-	-	-

Contribution by plan participants	3	3	8	9	-	-

Remeasurements:

Actuarial losses/(gains) from changes in demographic assumptions	(6)	(1)	(14)	(5)	-	(1)

Actuarial losses/(gains) from changes in financial assumptions	297	(155)	(31)	(40)	12	(21)

Other remeasurements	(13)	(4)	7	(18)	3	(5)

Total remeasurements	278	(160)	(38)	(63)	15	(27)

Exchange rate differences	(256)	(150)	2	(8)	-	(43)

Benefits paid	(190)	(196)	(71)	(80)	(22)	(29)

Past service cost	(6)	-	-	-	2	-

Change in scope of consolidation	-	-	-	-	-	-

Curtailments	-	-	-	-	-	-

Settlements	(37)	-	-	-	-	-

Other changes	-	20	1	-	(11)	(20)

Present value of obligation at the end of the year	3,190	3,283	1,105	1,157	335	341

(1)	The healthcare and other post-employment plans are not required to be prefunded.

Other remeasurements mainly include in 2016 and 2015 the amount of experience adjustments.

CNH Industrial    Consolidated Financial Statements at December 31, 2016    161

Changes in the fair value of plan assets for post-employment benefits in 2016 and 2015 are as follows:

	Pension plans		Healthcare plans(1)

($ million)	2016	2015	2016	2015

Fair value of plan assets at the beginning of the year	2,482	2,689	105	107

Interest income	71	91	3	4

Remeasurements:

Return on plan assets	124	(98)	5	(4)

Actuarial gains/(losses) from changes in financial assumptions	-	-	-	-

Total remeasurements	124	(98)	5	(4)

Exchange rate differences	(184)	(77)	-	-

Contribution by employer	35	27	-	-

Contribution by plan participants	3	3	-	-

Benefits paid	(163)	(167)	(2)	(2)

Change in scope of consolidation	-	-	-	-

Settlements	(38)	-	-	-

Other changes	-	14	-	-

Fair value of plan assets at the end of the year	2,330	2,482	111	105

(1)	The healthcare plans are not required to be prefunded.

Net benefit cost/(income) recognized during 2016 and 2015 for post-employment benefits is as follows:

	Pension plans		Healthcare plans		Other

($ million)	2016	2015	2016	2015	2016	2015

Service cost:

Current service cost	24	29	7	8	7	8

Past service cost and (gain)/loss from curtailments and settlements	(5)	-	-	-	2	-

Total Service cost	19	29	7	8	9	8

Net interest expense	15	21	36	44	3	3

Other costs	5	4	-	-	-	-

Net benefit cost/(income) recognized to profit or loss	39	54	43	52	12	11

Remeasurements:

Return on plan assets	(124)	98	(5)	4	-	-

Actuarial losses/(gains) from changes in demographic assumptions	(6)	(1)	(14)	(5)	-	(1)

Actuarial losses/(gains) from changes in financial assumptions	297	(155)	(31)	(40)	12	(21)

Other remeasurements	(13)	(4)	7	(18)	3	(5)

Total remeasurements	154	(62)	(43)	(59)	15	(27)

Exchange rate differences	(72)	(73)	2	(8)	-	(43)

Net benefit cost/(income) recognized to other comprehensive income	82	(135)	(41)	(67)	15	(70)

Total net benefit cost/(income) recognized during the year	121	(81)	2	(15)	27	(59)

CNH Industrial   Consolidated Financial Statements at December 31, 2016   162

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2016 and 2015:

		U.S.		U.K.		Germany(1)	Other Countries(1)

($ million)	2016	2015	2016	2015	2016	2015	2016	2015

Change in benefit obligations:

Present value of obligation at the beginning of the year	1,208	1,290	1,332	1,468	438	524	305	339

Current service cost	5	6	5	6	3	4	11	13

Interest expense	39	48	37	50	6	8	4	6

Other costs	3	2	2	2	-	-	-	-

Contribution by plan participants	-	-	-	-	-	-	3	3

Remeasurements	26	(52)	241	(76)	12	(16)	(1)	(16)

Benefits paid	(86)	(86)	(60)	(67)	(27)	(28)	(17)	(15)

Past service costs	-	-	-	-	-	-	(6)	-

Settlements	(37)	-	-	-	-	-	-	-

Exchange rate differences and other	1	-	(242)	(51)	(13)	(54)	(2)	(25)

Present value of obligation at the end of the year	1,159	1,208	1,315	1,332	419	438	297	305

Change in the fair value of plans assets:

Fair value of plan assets at the beginning of the year	1,182	1,294	1,028	1,105	5	8	267	282

Interest income	38	48	29	38	-	-	4	5

Remeasurements	42	(76)	77	(25)	-	-	5	3

Contribution by employer	-	-	25	17	-	-	10	10

Contribution by plan participants	-	-	-	-	-	-	3	3

Benefits paid	(85)	(85)	(60)	(67)	-	-	(18)	(15)

Settlements	(38)	-	-	-	-	-	-	-

Exchange rate differences and other	-	1	(181)	(40)	-	(3)	(3)	(21)

Fair value of plan assets at the end of the year	1,139	1,182	918	1,028	5	5	268	267

Funded status	(20)	(26)	(397)	(304)	(414)	(433)	(29)	(38)

(1)	Pension benefits in Germany and some other countries are not required to be prefunded.

Changes in the effects of the asset ceiling for 2016 and 2015 are as follows:

	Pension plans		Healthcare plans

($ million)	2016	2015	2016	2015

Effect of the asset ceiling at the beginning of the year	6	6	-	-

Other comprehensive (income)/loss	-	(7)	-	-

Other increase/(decrease)	-	1	-	-

Effect of the asset ceiling at the end of the year	6	-	-	-

The weighted average durations of post-employment benefits obligations are as follows:

N° of years

Healthcare plans	11

Pension plans	13

Other	9

CNH Industrial   Consolidated Financial Statements at December 31, 2016   163

Assumptions

The following assumptions were utilized in determining the funded status at December 31, 2016 and 2015, and the expense of CNH Industrial’s defined benefit plans for the years ended December 31, 2016 and 2015:

	Assumptions used to determine funded status at year-end

	At December 31, 2016			At December 31, 2015

(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other

Weighted-average discount rates	2.82	3.97	1.50	3.49	4.27	2.04

Weighted-average rate of compensation increase	2.95	2.50	1.17	2.73	2.50	1.25

Weighted-average, initial healthcare cost trend rate	n/a	6.72	n/a	n/a	6.98	n/a

Weighted-average, ultimate healthcare cost trend rate(*)	n/a	5.00	n/a	n/a	5.00	n/a

	Assumptions used to determine expense at year-end

	At December 31, 2016			At December 31, 2015

(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other

Weighted-average discount rates – current service cost	2.70	4.21	2.12	3.21	3.96	1.80

Weighted-average discount rates – interest cost	2.82	3.49	1.83	3.21	3.96	1.80

Weighted-average rate of compensation increase	2.98	2.50	1.30	3.11	3.00	2.23

Weighted-average, initial healthcare cost trend rate	n/a	6.98	n/a	n/a	7.23	n/a

Weighted-average, ultimate healthcare cost trend rate(*)	n/a	5.00	n/a	n/a	5.00	n/a

(*)	CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2024 and 2018 for U.S. and Canada plans, respectively.

Assumed discount rates are used in measurements of pension, healthcare and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount future benefit obligations back to today’s dollars.The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

The assumed healthcare trend rate represents the rate at which healthcare costs are assumed to increase. Rates are determined based on CNH Industrial’s specific experience, consultation with actuaries and outside consultants, and various trend factors including general and healthcare sector-specific inflation projections from the United States Department of Health and Human Services Healthcare Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of healthcare cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, an aging population, and a changing mix of medical services.

In October 2014, the Society of Actuaries (“SOA”) in the United States issued updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of its U.S. pension and Healthcare plan participants and have decided to adopt the variants of Blue Collar tables of RP-2014 as the base mortality tables. The Retirement Plans Experience Committee (“RPEC”) publishes annual updates to the RP-2014 model and corresponding mortality improvement scales. The latest update resulted in the 2016 version of the mortality improvement scale (“MP-2016”). In 2016 CNH Industrial adopted the MP-2016 mortality improvement scale, which reflects significant improvement over the previous mortality improvement scales. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $32 million to the Group’s benefit obligations at December 31, 2016, of which $15 million was related to Pension plans and $17 million to Healthcare plans.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   164

Beginning in 2016, CNH Industrial changed the method used to estimate the service cost and net interest components of the net benefit cost in order to provide a more precise measure of net interest and service costs by improving the correlation between the projected benefit cash flows and the discrete spot yield curve rates. The new method uses the spot yield curve approach to estimate the service cost and net interest components by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows. Historically, the service and net interest costs were determined using a single weighted-average discount rate based on hypothetical AA yield curves used to measure the benefit obligation at the beginning of the period. The change has been accounted for as a change in estimate prospectively, and resulted in a $14 million reduction in net benefit cost in 2016, mainly due to lower current service cost and net interest expense. This change does not affect the measurement of the total benefit obligations.

Assumed discount rates and healthcare cost trend rates have a significant effect on the amount recognized in the 2016 financial statements. A one percentage point change in the assumed discount rates would have the following effects:

($ million)	One percentage point increase	One percentage point decrease

Effect on healthcare defined benefit obligation at December 31, 2016	(110)	131

Effect on pension plans defined benefit obligation at December 31, 2016	(371)	465

A one percentage point change in the assumed healthcare cost trend rates would have the following effects:

($ million)	One percentage point increase	One percentage point decrease

Effect on healthcare defined benefit obligation at December 31, 2016	128	(103)

Plan assets

The investment strategy for the plan assets depends on the features of the plan and on the maturity of the obligations. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored. Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by Group companies.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   165

The fair value of the plan assets at December 31, 2016 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2016

($ million)	Total	Level 1	Level 2	Level 3

Equity securities:

U.S. equities	352	15	337	-

Non-U.S. equities	-	-	-	-

Total Equity securities	352	15	337	-

Fixed income securities:

U.S. government bonds	308	305	3	-

U.S. corporate bonds	474	-	474	-

Non-U.S. government bonds	353	13	340	-

Non-U.S. corporate bonds	87	-	87	-

Mortgage backed securities	-	-	-	-

Other fixed income	10	-	10	-

Total Fixed income securities	1,232	318	914	-

Other types of investments:

Mutual funds(1)	682	-	682	-

Insurance contracts	137	-	-	137

Derivatives - Credit contracts	-	-	-	-

Real estate	-	-	-	-

Other(2)	-	-	-	-

Total Other types of investments	819	-	682	137

Cash	38	2	36	-

Total	2,441	335	1,969	137

(1)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(2)	This category includes primarily commingle funds, which invest in both U.S. and non-U.S. equity securities.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   166

The fair value of the plan assets at December 31, 2015 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2015

($ million)	Total	Level 1	Level 2	Level 3

Equity securities:

U.S. equities	53	15	38	-

Non-U.S. equities	289	-	289	-

Total Equity securities	342	15	327	-

Fixed income securities:

U.S. government bonds	305	302	3	-

U.S. corporate bonds	504	-	504	-

Non-U.S. government bonds	611	17	594	-

Non-U.S. corporate bonds	112	-	112	-

Mortgage backed securities	1	-	1	-

Other fixed income	12	-	12	-

Total Fixed income securities	1,545	319	1,226	-

Other types of investments:

Mutual funds(1)	537	-	537	-

Insurance contracts	135	-	-	135

Derivatives - Credit contracts	-	-	-	-

Real estate	-	-	-	-

Other(2)	8	-	8	-

Total Other types of investments	680	-	545	135

Cash	20	1	19	-

Total	2,587	335	2,117	135

(1)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.
(2)	This category includes primarily commingled funds, which invest in both U.S. and non-U.S. equity securities.

Contribution

CNH Industrial expects to contribute approximately $33 million to its pension plans in 2017.

The benefit expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Expected benefit payments

($ million)	2017	2018	2019	2020	2021	2022 to 2027	Total

Post-employment benefits:

Healthcare plans	72	70	69	69	69	327	676

Pension plans	165	171	169	172	174	851	1,702

Other	24	22	22	26	25	104	223

Total Post-employment benefits	261	263	260	267	268	1,282	2,601

Other long-term employee benefits	6	7	8	7	5	31	64

Total	267	270	268	274	273	1,313	2,665

Potential outflows in the years after 2017 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   167

26. Other provisions

Changes in Other provisions are as follows:

($ million)	At December 31, 2015	Charge	Utilization	Release to income and other changes	At December 31, 2016

Warranty and technical assistance provision	908	806	(706)	(68)	940

Restructuring provision	57	13	(34)	(2)	34

Investment provision	7	6	(2)	—	11

Other risks	2,123	3,143	(3,020)	(76)	2,170

Total Other provisions	3,095	3,968	(3,762)	(146)	3,155

The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.

The restructuring provision includes the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to $23 million at December 31, 2016 ($31 million at December 31, 2015), facility related costs amounting to $7 million at December 31, 2016 ($5 million at December 31, 2015) and other costs totaling $4 million at December 31, 2016 ($21 million at December 31, 2015).

The total balance at December 31, 2016 relates to restructuring programs of the following segments: Commercial Vehicles $14 million ($20 million at December 31, 2015), Agricultural Equipment $5 million ($5 million at December 31, 2015) and Construction Equipment $15 million ($31 million at December 31, 2015).

The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of these provisions are as follows:

($ million)	At December 31, 2016	At December 31, 2015

Marketing and sales incentives programs	1,182	1,166

Legal proceedings and other disputes	341	361

Commercial risks	407	396

Environmental risks	35	37

Other reserves for risks and charges	205	163

Total Other risks	2,170	2,123

A description of these follows:

∎

Marketing and sales incentives program - these provisions relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during the calendar year. This provision is estimated based on information available for the sales made by the dealers during the calendar year.

∎	Legal proceedings and other disputes - this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:

☐	Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual, patent or antitrust disputes).

☐	Legal proceedings involving claims with active and former employees.

☐	Legal proceedings involving certain tax authorities.

None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. CNH Industrial’s consolidated provision combines the individual provisions established by each of the Group’s companies.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   168

∎

Commercial risks - this provision includes the amount of obligations arising in connection with the sale of products and services such as maintenance contracts. An accrual is made when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.

∎

Environmental risks – this provision represents management’s best estimate of the Group’s probable environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

27. Debt

Credit Facilities

Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2016, available committed unsecured facilities expiring after twelve months amounted to $2.9 billion ($3.0 billion at December 31, 2015).

In 2016, we signed a renewal of a five-year committed revolving credit facility for €1.75 billion. The renewal extends the maturity of the previous €1.75 billion committed revolving credit facility from 2019 until 2021. The €1.75 billion ($1.8 billion at the year-end 2016 exchange rate) facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), envisages typical provisions for contracts of this type and size, such as: financial covenants (Net debt/EBITDA and EBITDA/Net interest ratios relating to Industrial Activities), other covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrowers. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2016 there were no breaches of such commitments.

At December 31, 2016, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.2 billion ($3.1 billion at December 31, 2015), of which at December 31, 2016 $2.5 billion ($2.6 billion at December 31, 2015) were utilized.

Debt

An analysis of debt by nature and due date is as follows:

	At December 31, 2016				At December 31, 2015

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Asset-backed financing	7,254	4,481	49	11,784	6,692	6,252	55	12,999

Other debt:

Bonds	1,243	6,257	1,277	8,777	840	6,719	871	8,430

Borrowings from banks	1,623	2,510	135	4,268	1,812	2,471	114	4,397

Payables represented by securities	217	160	-	377	221	158	-	379

Other	115	57	56	228	127	63	63	253

Total Other debt	3,198	8,984	1,468	13,650	3,000	9,411	1,048	13,459

Total Debt	10,452	13,465	1,517	25,434	9,692	15,663	1,103	26,458

The item Asset-backed financing represents the financing received through both ABS and factoring transactions which do not meet IAS 39 derecognition requirements and are recognized as assets in the statement of financial position. In 2016 there was a decrease of approximately $1,148 million in asset-backed financing, excluding exchange differences.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   169

During the year Other debt decreased, net of exchange differences, by $73 million. The decrease is due to bond repayments and repurchases of $1,686 million, net decrease in borrowings from banks and other securities of $501 million, offset by the issuance of new bonds for $2,114 million.

In March 2016, CNH Industrial Capital LLC issued $500 million of debt securities at an interest rate of 4.875% due in April 2021. In April 2016, CNH Industrial Finance Europe S.A. issued €50 million (equivalent to $55 million) of notes at fixed rate of 3.875% as a private placement due in April 2028. In May 2016, CNH Industrial Finance Europe S.A. issued €500 million (equivalent to $553 million) of notes at a fixed rate of 2.875%, due May 2023. The 3.875% and the 2.875% notes have been issued under the €10 billion Global Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V. In August 2016, CNH Industrial N.V. issued $600 million of notes at an interest rate of 4.50%, due August 2023. In October 2016, CNH Industrial Capital LLC issued $400 million of notes at an interest rate of 3.875% due in October 2021.

In August 2016 and in December 2016, Case New Holland Industrial Inc. repurchased $450 million and $414 million, respectively, in aggregate principal amount of its 7.875% notes due 2017, following cash tender offers.

The major bond issues outstanding at December 31, 2016 are the following:

	Currency	Face value of outstanding bonds (in million)		Coupon	Maturity	Outstanding amount ($ million)

Global Medium Term Notes

CNH Industrial Finance Europe S.A.(1)	EUR	1,200		6.25%	March 9, 2018	1,265

CNH Industrial Finance Europe S.A.(1)	EUR	1,000		2.75%	March 18, 2019	1,054

CNH Industrial Finance Europe S.A.(1)	EUR	700		2.875%	September 27, 2021	738

CNH Industrial Finance Europe S.A.(1)	EUR	500		2.875%	May 17, 2023	527

CNH Industrial Finance Europe S.A.(1)	EUR	100		3.5%	November 12, 2025	105

CNH Industrial Finance Europe S.A.(1)	EUR	50		3.875%	April 21, 2028	53

Total Global Medium Term Notes						3,742

Other Bonds

CNH Industrial Capital LLC	USD	500		3.25%	February 1, 2017	500

Case New Holland Industrial Inc.	USD	636	(2)	7.875%	December 1, 2017	636

CNH Industrial Capital LLC	USD	600		3.625%	April 15, 2018	600

CNH Industrial Capital LLC	USD	600		3.875%	July 16, 2018	600

CNH Industrial Capital LLC	USD	500		3.375%	July 15, 2019	500

CNH Industrial Capital LLC	USD	600		4.375%	November 6, 2020	600

CNH Industrial Capital LLC	USD	500		4.875%	April 1, 2021	500

CNH Industrial Capital LLC	USD	400		3.875%	October 15, 2021	400

CNH Industrial N.V.(3)	USD	600		4.5%	August 15, 2023	600

Total Other bonds						4,936

Hedging effect and amortized cost valuation						99

Total Bonds						8,777

(1)	Bond listed on the Irish Stock Exchange.
(2)	As noted above, in August 2016 and in December 2016, Case New Holland Industrial Inc. repurchased $450 million and $414 million, respectively.
(3)	Bond listed on the New York Stock Exchange.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. The bonds guaranteed by CNH Industrial N.V. under the Global Medium Term Note Programme, as well as the notes issued by CNH Industrial N.V. in August 2016, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   170

The annual interest rates and the nominal currencies of debt at December 31, 2016 are as follows:

	Interest rate

($ million)	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	greater than 12.5%	Total at December 31, 2016

U.S. dollar	11,218	234	636	-	-	12,088

Euro	6,863	1,265	-	-	-	8,128

Brazilian real	90	1,333	48	89	691	2,251

Canadian dollar	1,469	-	-	-	-	1,469

Australian dollar	949	-	-	-	-	949

Chinese renminbi	90	94	-	-	-	184

British pound	148	-	-	-	-	148

Argentine peso	15	-	5	-	103	123

Polish zloty	60	-	-	-	-	60

Other	12	-	12	-	10	34

Total Debt	20,914	2,926	701	89	804	25,434

Debt with annual nominal interest rates in excess of 12.5% principally relates to the companies operating in Argentina and Brazil.

For further information on the management of interest rate and currency risk reference should be made to the section “Risk Management” and to Note 33.

At December 31, 2016 the Group had outstanding financial lease agreements for certain property, plant and equipment whose net carrying amount totaling $117 million ($89 million at December 31, 2015) is included in Property, plant and equipment (Note 15). Payables for finance leases included in Other debt amount to $54 million at December 31, 2016 ($53 million at December 31, 2015) and may be analyzed as follows:

	At December 31, 2016				At December 31, 2015

($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total

Minimum future lease payments	6	21	30	57	6	22	27	55

Interest expense	-	-	(3)	(3)	-	-	(2)	(2)

Present value of minimum lease payments	6	21	27	54	6	22	25	53

As discussed in Note 15, finance lease payables also relate to suppliers’ assets recognized in the Consolidated Financial Statements in accordance with IFRIC 4 – Determining whether an arrangement contains a lease.

Debt secured with mortgages and other liens on assets of the Group amounts to $96 million at December 31, 2016 ($135 million at December 31, 2015); this amount includes $54 million ($53 million at December 31, 2015) due to creditors for assets acquired under finance leases. The total carrying amount of assets acting as security for loans amounts to $156 million at December 31, 2016 ($169 million at December 31, 2015). In addition, the Group’s assets include current receivables and cash with a pre-determined use to settle asset-backed financing of $11,784 million at December 31, 2016 ($12,999 million at December 31, 2015).

CNH Industrial   Consolidated Financial Statements at December 31, 2016   171

28. Trade payables

An analysis by due date of trade payables is as follows:

	At December 31, 2016				At December 31, 2015

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Trade payables	5,156	28	1	5,185	5,304	33	5	5,342

29. Other current liabilities

An analysis of Other current liabilities is as follows:

($ million)	At December 31, 2016	At December 31, 2015

Advances on buy-back agreements	2,429	2,147

Indirect tax payables	481	399

Accrued expenses and deferred income	485	457

Payables to personnel	221	215

Social security payables	187	193

Other	425	496

Total Other current liabilities	4,228	3,907

An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

	At December 31, 2016				At December 31, 2015

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Other current liabilities (excluding Accrued expenses and deferred income)	2,096	1,571	76	3,743	2,002	1,371	77	3,450

Advances on buy-back agreements refer to new vehicles sold with the buy-back commitment from Commercial Vehicles included in Property, plant and equipment. As described in section “Significant accounting policies”, the initial sale price received for such products is recognized as Advances on buy-back agreements. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. The balance of Advances on buy-back agreements at December 31, 2016 and 2015 represented a sum of the deferred rental revenue and the guaranteed buy-back price.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   172

30. Commitments and contingencies

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results.

When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose. At December 31, 2016, contingent liabilities estimated by the Group amount to approximately $40 million (approximately $40 million at December 31, 2015), for which no provisions have been recognized since an outflow of resources is not considered probable at the present time.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Consolidated Financial Statements.

Other litigation and investigation

European Commission settlement: Since January 2011, Iveco, the Company’s wholly owned subsidiary, and its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

In the first quarter of 2016, we recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, the Company recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid on October 20, 2016. Following this settlement, we have been named as defendants in private litigation commenced in Israel and Ireland that remains at an early stage and we expect to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time.

Commitments

CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

	At December 31, 2016				At December 31, 2015

($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Future minimum lease payments under operating lease contracts	72	143	21	236	73	162	34	269

In 2016, the Group recognized costs for lease payments of $67 million ($69 million in 2015).

CNH Industrial   Consolidated Financial Statements at December 31, 2016   173

At December 31, 2016, Financial Services has various agreements to extend credit for the following financing arrangements:

	At December 31, 2016

($ million)	Total Credit Limit	Utilized	Not utilized

Facility

Wholesale and dealer financing	6,917	3,728	3,189

Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees mainly in the interest of a joint venture related to commercial commitments of defense vehicles totaling $291 million and $316 million as of December 31, 2016 and 2015, respectively.

Other contingencies

CNH Industrial N.V. is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat (which, effective October 12, 2014, was merged into FCA) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At December 31, 2016, the outstanding liabilities amounted to approximately $1.3 billion (of which $1.1 billion consisted of bonds due June 2017 guaranteed by FCA). CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above mentioned potential joint liability.

31. Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has the following five operating segments:

∎

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America. Following the Company’s acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum and JF brands.

∎

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

∎

Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

∎

Powertrain designs, manufactures and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

∎

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   174

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, which are recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM reviews the performance of and allocates resources to the operating segments using Operating profit of Industrial Activities calculated using U.S. GAAP. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviews expenditures for long-lived assets. Other operating segment asset information is not readily available.

Operating profit under U.S. GAAP by reportable segment for the years ended December 31, 2016 and 2015 is summarized as follows:

($ million)	2016	2015

Agricultural Equipment	818	952

Construction Equipment	2	90

Commercial Vehicles	333	283

Powertrain	232	186

Eliminations and other	(94)	(79)

Total Industrial Activities	1,291	1,432

Financial Services	478	515

Eliminations and other	(330)	(312)

Total Operating profit under U.S. GAAP	1,439	1,635

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the years ended December 31, 2016 and 2015 is provided below:

($ million)	2016	2015

Operating profit under U.S. GAAP	1,439	1,635

Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:

Gains/(losses) on the disposal of investments under EU-IFRS	1	-

Other unusual income/(expenses) under EU-IFRS	(568)	(48)

Financial income/(expenses) under EU-IFRS	(713)	(805)

Result from investments under EU-IFRS	47	48

Development costs, net	(126)	(28)

Restructuring provisions	(43)	(79)

Other adjustments	(65)	(64)

Total adjustments/reclassifications	(1,467)	(976)

Profit/(loss) before taxes under EU-IFRS	(28)	659

CNH Industrial   Consolidated Financial Statements at December 31, 2016   175

Net income prepared under U.S. GAAP for Financial Services for 2016 and 2015 is provided below, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same years:

($ million)	2016	2015

Net income of Financial Services under U.S. GAAP (A)	334	368

Net Income/(loss) of Industrial Activities under U.S. GAAP (B)	(249)	248

Eliminations and other (C)	(334)	(368)

CNH Industrial’s consolidated Net income/(loss) under U.S. GAAP (D) = (A) + (B) + (C)	(249)	248

Adjustments to conform with EU-IFRS (E)(*)	(122)	(14)

Income taxes under EU-IFRS (F)	343	425

Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) + (F)	(28)	659

(*)	Details about this item are provided in Note 38 “EU-IFRS to U.S. GAAP reconciliation”.

Net Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2016 and 2015 are provided below:

($ million)	2016	2015

Agricultural Equipment	10,120	11,025

Construction Equipment	2,304	2,542

Commercial Vehicles	9,553	9,542

Powertrain	3,707	3,560

Eliminations and other	(2,015)	(1,992)

Total Industrial Activities	23,669	24,677

Financial Services	1,570	1,603

Eliminations and other	(367)	(368)

Total Revenues under U.S. GAAP	24,872	25,912

Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	456	466

Total Revenues under EU-IFRS	25,328	26,378

Depreciation and amortization under U.S. GAAP by operating segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2016 and 2015 are provided below:

($ million)	2016	2015

Agricultural Equipment	309	303

Construction Equipment	69	70

Commercial Vehicles	208	198

Powertrain	124	123

Eliminations and other	-	-

Total Industrial Activities	710	694

Financial Services	6	5

Total Depreciation and Amortization(1) under U.S. GAAP	716	699

Difference, principally amortization of development costs capitalized under EU-IFRS	489	480

Total Depreciation and Amortization(1) under EU-IFRS	1,205	1,179

(1)	Excluding assets sold with buy-back commitments and equipment on operating lease.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   176

Expenditures for long-lived assets under U.S. GAAP by operating segment together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2016 and 2015 are provided below:

($ million)	2016	2015

Agricultural Equipment	194	308

Construction Equipment	36	47

Commercial Vehicles	173	182

Powertrain	96	112

Other	2	4

Total Industrial Activities	501	653

Financial Services	2	3

Total Expenditures for long-lived assets(1) under U.S. GAAP	503	656

Difference, principally expenditure for development costs capitalized under EU-IFRS	371	460

Total Expenditures for long-lived assets(1) under EU-IFRS	874	1,116

(1)	Excluding assets sold with buy-back commitments and equipment on operating lease.

32. Information by geographical area

CNH Industrial N.V. has its principal office in London, England, United Kingdom. Revenues earned in the U.K. from external customers were $849 million and $1,018 million in 2016 and in 2015, respectively. Revenues earned in the rest of the world from external customers were $24,479 million and $25,360 million in 2016 and in 2015, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

($ million)	2016	2015

United States	4,920	5,804

Italy	2,875	2,529

France	2,663	2,633

Germany	1,653	1,653

Brazil	1,543	1,634

Canada	1,238	1,285

Spain	952	855

Australia	945	845

Argentina	660	745

Poland	442	480

Other	6,588	6,897

Total revenues from external customers in the rest of the world	24,479	25,360

CNH Industrial   Consolidated Financial Statements at December 31, 2016   177

Total non-current Assets located in U.K., excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts, were $249 million and $284 million at December 31, 2016 and 2015, respectively, and the total of such assets located in the rest of the world totaled $13,953 million and $14,169 million at December 31, 2016 and 2015, respectively. The following highlights non-current assets by geographical area in the rest of the world:

($ million)	At December 31, 2016	At December 31, 2015

United States	6,109	5,764

Italy	2,563	2,682

France	1,120	1,098

Germany	772	847

Spain	745	713

Brazil	548	463

Canada	518	442

China	485	552

Other	1,093	1,608

Total non-current assets in the rest of the world	13,953	14,169

In 2016 and 2015, no single external customer of CNH Industrial accounted for 10 per cent or more of consolidated revenues.

33. Information on financial risks

We are exposed to the following financial risks connected with our operations:

∎	credit risk related to our financing activities;

∎	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

∎	market risk (primarily exchange rates and interest rates).

We attempt to actively manage these risks.

The quantitative data reported in the following paragraphs does not have any predictive value. In particular the sensitivity analysis on market risks does not reflect the complexity of the market or the associated reaction which may result from any changes that are assumed to take place.

Credit risk

Our credit concentration risk differs in relation to the activities carried out by the individual segments and various sales markets in which we operate; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market and in North America, as well as in Latin America for the main segments.

Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.

The maximum credit risk to which we were theoretically exposed at December 31, 2016 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties as discussed in Note 30.

Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles under finance leasing agreements.

Balances which are objectively uncollectible either in part or for the whole amount are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery, and the fair value of any guarantees received. Impairment losses are recognized for receivables that are not written down on a specific basis, but rather determined based on historical experience and statistical information.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   178

Receivables for financing activities amounting to $18,662 million at December 31, 2016 ($19,001 million at December 31, 2015) containing balances totaling $328 million ($312 million at December 31, 2015) that have been written down on an individual basis. Of the remainder, balances totaling $182 million ($163 million at December 31, 2015) are past due by up to one month, while balances totaling $250 million are past due by more than one month ($337 million at December 31, 2015). In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables and Other current receivables totaling $1,704 million at December 31, 2016 ($1,464 million at December 31, 2015) contain balances totaling $137 million ($95 million at December 31, 2015) that have been written down on an individual basis. Of the remainder, balances totaling $40 million ($55 million at December 31, 2015) are past due by up to one month, while balances totaling $65 million ($78 million at December 31, 2015) are past due by more than one month.

Liquidity risk

We are exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.

The cash flows, funding requirements and liquidity of our subsidiaries are monitored on a centralized basis. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of our capital resources.

Additionally, as part of our activities, we regularly carry out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.

Measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges. We therefore plan to meet our requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.

The two main factors that determine our liquidity situation are the funds generated by or used in operating and investing activities and the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

CNH Industrial has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:

∎	centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which we are present;

∎	maintaining an adequate level of available liquidity;

∎	diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;

∎	obtaining adequate credit lines; and

∎	monitoring future liquidity on the basis of business planning.

Details as to the repayment structure of the CNH Industrial’s financial assets and liabilities are provided in Note 19 “Current Receivables and Other current assets” and in Note 27 “Debt”. Details of the repayment structure of derivative financial instruments are provided in Note 21.

Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable CNH Industrial to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts at their natural due date.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   179

Market risk

As a multinational Group that has operations throughout the world, we are exposed to market risks from fluctuations in foreign currency exchange and interest rates.

The exposure to foreign currency risk arises both in connection with the geographical distribution of our industrial activities compared to the markets in which we sell our products, and in relation to the use of external borrowing denominated in foreign currencies.

The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

We regularly assess our exposure to interest rate and foreign currency risk and manage those risks through the use of derivative financial instruments in accordance with its established risk management policies.

Our policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.

We utilize derivative financial instruments designated as fair value hedges, mainly to hedge:

∎	the currency risk on financial instruments denominated in foreign currency;

∎	the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.

We use derivative financial instruments as cash flow hedges for the purpose of pre-determining:

∎	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

∎

the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.

Counterparties to these agreements are major and diverse financial institutions.

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 21 “Other financial assets and Other financial liabilities”.

Currency risk

We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.

Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the profit/(loss) of that company. In 2016, the total net trade flows exposed to currency risk amounted to the equivalent of 15% of our turnover (17% in 2015). The principal exchange rates to which we are exposed are the following:

∎	USD/EUR, in relation to the production/purchases of Agricultural Equipment and Construction Equipment in the euro area and to sales in dollars made by Commercial Vehicles;

∎	USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

∎	USD/AUD, mainly in relation to sales made by Agricultural Equipment and Construction Equipment in Australia;

∎	EUR/GBP, predominately in relation to sales on the U.K. market.

Trade flows exposed to changes in these exchange rates in 2016 made up approximately 66% of the exposure to currency risk from trade transactions.

It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach 40% or 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.

Certain subsidiaries may hold trade receivables or payables denominated in a currency different from the subsidiary’s functional currency. In addition, in a limited number of cases, subsidiaries may obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is our policy to hedge fully, whenever possible, the exposure resulting from receivables, payables, and securities denominated in foreign currencies different from the subsidiary’s functional currency.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   180

Certain of our subsidiaries’ functional currency is different than the U.S. dollar, which is the Group presentation currency. The income statements of those subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the results reported in U.S. dollars.

The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollars which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 24).

We monitor our principal exposure to translation exchange risk, although there was no specific hedging in place at December 31, 2016.

There were no substantial changes in 2016 in the nature or structure of exposure to currency risk or in our hedging policies.

Sensitivity analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2016 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $444 million ($258 million at December 31, 2015). The valuation model for currency options assumes that market volatility at year-end remains unchanged.

Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Interest rate risk

Our Industrial Activities make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, we sell receivables. Changes in market interest rates can affect the cost of financing, including the sale of receivables, or the return on investments of funds, causing an impact on the level of net financial expenses incurred by us.

In addition, Financial Services provides loans (mainly to customers and dealers), financing themselves primarily using various forms of external borrowings or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect our profit/(loss).

In order to mitigate these risks, we use interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements.

Sensitivity analysis

In assessing the potential impact of changes in interest rates, we separate fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by us consist of retail receivables, debt, ABS securities and other instruments.

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2016, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $34 million (approximately $15 million at December 31, 2015).

Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical change of 10% in short-term interest rates at December 31, 2016, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $1 million (approximately $5 million at December 31, 2015).

CNH Industrial   Consolidated Financial Statements at December 31, 2016   181

This analysis is based on the assumption that there is a hypothetical change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Other risks on derivative financial instruments

We have entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.

Sensitivity analysis

In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2016 linked to commodity prices would not have been significant (not significant at December 31, 2015).

34. Fair value measurement

Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair value hierarchy levels financial assets and liabilities that are measured at fair value, on a recurring basis at December 31, 2016 and 2015:

		At December 31, 2016				At December 31, 2015

($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other non-current securities	(16)	1	-	-	1	1	-	-	1

Other financial assets	(21)	-	95	-	95	-	211	-	211

Total Assets		1	95	-	96	1	211	-	212

Other financial liabilities	(21)	-	(249)	-	(249)	-	(69)	-	(69)

Total Liabilities		-	(249)	-	(249)	-	(69)	-	(69)

In 2016 and 2015 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 “Other financial assets and Other financial liabilities”.

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the Statement of financial position at December 31, 2016 and 2015 are as follows:

		At December 31, 2016

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value

Retail financing	(19)	-	-	9,454	9,454	9,566

Dealer financing	(19)	-	-	8,581	8,581	8,583

Finance leases	(19)	-	-	389	389	383

Other receivables from financing activities	(19)	-	-	130	130	130

Total Receivables from financing activities		-	-	18,554	18,554	18,662

Asset-backed financing	(27)	-	11,586	-	11,586	11,784

Bonds	(27)	4,642	4,443	-	9,085	8,777

Borrowings from banks	(27)	-	4,100	-	4,100	4,268

Payables represented by securities	(27)	-	373	-	373	377

Other debt	(27)	-	228	-	228	228

Total Debt		4,642	20,730	-	25,372	25,434

CNH Industrial   Consolidated Financial Statements at December 31, 2016   182

		At December 31, 2015

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value

Retail financing	(19)	—	—	9,650	9,650	9,787

Dealer financing	(19)	—	—	8,608	8,608	8,611

Finance leases	(19)	—	—	564	564	557

Other receivables from financing activities	(19)	—	—	46	46	46

Total Receivables from financing activities		—	—	18,868	18,868	19,001

Asset-backed financing	(27)	—	12,989	—	12,989	12,999

Bonds	(27)	3,441	5,121	—	8,562	8,430

Borrowings from banks	(27)	—	4,194	—	4,194	4,397

Payables represented by securities	(27)	—	373	—	373	379

Other debt	(27)	—	253	—	253	253

Total Debt		3,441	22,930	—	26,371	26,458

Receivables from financing activities

The fair values of Receivables from financing is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bond issued by CNH Industrial N.V. which are classified as a Level 1 fair value measurement, and its fair value has been estimated making reference to quoted prices in active markets.

The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

Other financial assets and liabilities

The carrying amount of Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities included in the statement of financial position approximates their fair value, due to the short maturity of these items.

35. Related party transactions

In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates), Ferrari N.V. and its subsidiaries and affiliates, and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of December 31, 2016, on the basis of the information published on the website of The Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR N.V. held 41.4% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of December 31, 2016.

In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   183

Relations between CNH Industrial N.V. and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties mainly consist of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

Transactions with EXOR N.V. and its subsidiaries and affiliates

EXOR N.V. is a major investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the year ended December 31, 2016. On September 1, 2015, EXOR N.V. closed the sale of its interest in Cushman & Wakefield to DTZ. During the year ended December 31, 2015, CNH Industrial purchased real estate services from Cushman & Wakefield. The related transaction amounts were insignificant during 2015.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In Letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Subsidiaries of FCA provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letter.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA companies. Furthermore, other minor transactions could be put in place with FCA Group in the ordinary course of business.

These transactions with FCA Group are reflected in the Consolidated Financial Statements as follows:

($ million)	2016	2015

Net revenues	806	762

Cost of sales	466	463

Selling, general and administrative costs	148	161

($ million)	At December 31, 2016	At December 31, 2015

Trade receivables	11	14

Trade payables	105	136

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural equipment and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, cost of sales, trade receivables and payables and are presented as follows:

($ million)	2016	2015

Net revenues	644	630

Cost of sales	391	430

($ million)	At December 31, 2016	At December 31, 2015

Trade receivables	94	48

Trade payables	86	141

At December 31, 2016 and 2015, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $187 million and $203 million, respectively, mainly related to IVECO - OTO MELARA Società consortile a responsabilità limitata.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   184

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In 2016, revenues from associates totaled $138 million ($58 million in 2015). In 2016, cost of sales from associates totaled $1 million (zero in 2015). At December 31, 2016 receivables arising from the revenues discussed above amounted to $19 million ($16 million at December 31, 2015). Trade payables to associates amounted to $21 million at December 31, 2016 ($14 million at December 31, 2015).

Transactions with unconsolidated subsidiaries

Revenues from transactions with unconsolidated subsidiaries amounted to zero in 2016 ($12 million in 2015). Receivables arising from these revenues amounted to zero at December 31, 2016 ($8 million at December 31, 2015). At December 31, 2016, trade payables to unconsolidated subsidiaries amounted to $1 million ($1 million at December 31, 2015).

Transactions with other related parties

In 2016 and 2015, there were no transactions with other related parties.

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amounted to approximately $11 million and $26 million in 2016 and 2015, respectively. These amounts included the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in 2016 and in 2015 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $11 million and $27 million, respectively. These amounts were inclusive of the notional compensation cost for share-based payments.

36. Acquisitions and Disposals of subsidiaries and other investments

Acquisitions

The Group made no significant acquisitions of subsidiaries and other investments in 2016 and 2015.

Disposals

The Group made no significant disposals of subsidiaries and other investments in 2016 and 2015.

37. Explanatory notes to the statement of cash flows

The statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 - Cash Flow Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.

The Group presents supplemental discussion and disclosure regarding the statement of cash flows for the purpose of additional analysis. Certain items discussed below, are reflected within the consolidated statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.

The Cash flows for income tax payments net of refunds in 2016 amount to $104 million ($345 million in 2015).

Total interest of $930 million was paid and interest of $744 million was received in 2016 (interest of $945 million was paid in 2015, and interest of $821 million was received in 2015). For 2016, interest paid includes the charge of $60 million paid on repurchase of portions of Case New Holland Industrial Inc. 7.875% Notes due 2017.

Operating activities

Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.

Adjustments to exclude non-cash effects related to the sale of vehicles under buy-back commitments are included under operating activities in a single line item which includes changes in working capital, capital expenditures, amortization, depreciation and impairment losses related to such transactions. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

CNH Industrial   Consolidated Financial Statements at December 31, 2016   185

Change in operating lease items comprises capital expenditures for assets under operating lease and reflects adjustments to exclude non-cash items such as amortization, depreciation, impairment losses and changes in inventories.

The adjustment to exclude Other non-cash items of $133 million in 2016 ($271 million in 2015) includes an amount of $131 million ($222 million in 2015) related to result from investments net of impairment losses on assets recognized during the year.

Changes in working capital for 2016 and 2015 are summarized as follows:

($ million)	2016	2015

Change in trade receivables	(41)	337

Change in inventories	131	527

Change in trade payables	96	(164)

Change in other receivables/payables	(25)	9

Change in working capital	161	709

Investing activities

Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

($ million)	2016	2015

Change in dealer financing	(56)	(58)

Change in retail financing	453	332

Change in finance leases	170	315

Change in other receivables from financing activities	(91)	46

Net change in receivables from financing activities	476	635

Liquidity generated by the decrease in receivables from financing activities in 2016 was primarily a result of the decline in Agricultural Equipment sales.

Consideration for the acquisition and disposal of subsidiaries and of other investments is discussed in Note 36.

Financing activities

The net change in other financial payables and other financial assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in other financial assets and other financial liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as indicated in Note 21 above).

Changes in 2016 and 2015 are summarized as follows:

($ million)	2016	2015

Change in asset-backed financing	(1,149)	62

Change in borrowings from banks and other financial payables	(129)	49

Net change in other financial payables	(1,278)	111

Net change in other financial assets and other financial liabilities	195	(36)

Net change in other financial payables and other financial assets/liabilities	(1,083)	75

CNH Industrial  Consolidated Financial Statements at December 31, 2016    186

38. EU-IFRS to U.S. GAAP reconciliation

These Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP, for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

($ million)	Note	2016	2015

Profit (loss) in accordance with EU-IFRS		(371)	234

Adjustments to conform with U.S. GAAP:

Development costs	(a)	126	28

Goodwill and other intangible assets	(b)	(8)	(8)

Defined benefit plans	(c)	(63)	(47)

Restructuring provisions	(d)	(1)	(5)

Other adjustments	(e)	23	(19)

Tax impact on adjustments	(f)	(48)	(1)

Deferred tax assets and tax contingencies recognition	(g)	93	66

Total adjustments		122	14

Net income (loss) in accordance with U.S. GAAP		(249)	248

Reconciliation of Total Equity

($ million)	Note	At December 31, 2016	At December 31, 2015

Total Equity in accordance with EU-IFRS		6,634	7,217

Adjustments to conform with U.S. GAAP:

Development costs	(a)	(2,374)	(2,536)

Goodwill and other intangible assets	(b)	106	113

Defined benefit plans	(c)	-	-

Restructuring provisions	(d)	4	5

Other adjustments	(e)	11	(2)

Tax impact on adjustments	(f)	655	729

Deferred tax assets and tax contingencies recognition	(g)	(585)	(683)

Total adjustments		(2,183)	(2,374)

Total Equity in accordance with U.S. GAAP		4,451	4,843

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP. In 2016, under EU-IFRS the Group capitalized $372 million ($460 million in 2015) of development costs, amortized $498 million ($488 million in 2015) of previously capitalized development costs that were reversed under U.S. GAAP. No impairment was recognized in 2016 and in 2015. In 2016 and 2015, no result on disposal was recorded.

CNH Industrial  Consolidated Financial Statements at December 31, 2016    187

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. In addition, EU-IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in 2016 and 2015.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

(d)	Restructuring provisions

The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies”. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

CNH Industrial  Consolidated Financial Statements at December 31, 2016    188

39. Subsequent events

CNH Industrial has evaluated subsequent events through March 2, 2017, which is the date the financial statements were authorized for issuance, and identified the following:

∎

On January 31, 2017, CNH Industrial completed its acquisition, previously announced on October 31, 2016, of the agricultural grass and soil business of Kongskilde Industries. Effective February 1, 2017, CNH Industrial will take over the business unit that develops, manufactures and sells solutions for agricultural applications for tillage, seeding and hay & forage under various brands, including Kongskilde, Överum, Howard and JF.

March 2, 2017

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

Mina Gerowin

Suzanne Heywood

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacques Theurillat

CNH Industrial  Consolidated Financial Statements at December 31, 2016    189

COMPANY

FINANCIAL STATEMENTS

At December 31, 2016

Company Financial Statements at December 31, 2016    190

INCOME STATEMENT

(€ thousand)	Notes	2016	2015

Net revenues	(1)	1,188,282	1,363,943

Cost of sales		1,024,255	1,173,277

GROSS PROFIT		164,027	190,666

Selling, general and administrative costs	(2)	164,392	150,172

Research and development costs	(3)	32,905	37,888

Other income/(expenses)	(4)	30,756	26,374

Restructuring expenses	(5)	2,878	1,559

OPERATING PROFIT/(LOSS)		(5,392)	27,421

Financial income/(expenses)	(6)	(95,141)	(70,980)

PROFIT/(LOSS) BEFORE TAXES		(100,533)	(43,559)

Income taxes	(7)	5,162	11,783

Result from investments	(8)	(231,271)	268,445

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		(336,966)	213,103

Company Financial Statements at December 31, 2016    191

STATEMENT OF FINANCIAL POSITION

(€ thousand)	Notes	At December 31, 2016	At December 31, 2015

ASSETS

Intangible assets	(10)	74,692	71,598

Property, plant and equipment	(11)	73,253	73,442

Investments in Group companies and other equity interests	(12)	11,312,434	10,791,600

Other financial assets	(13)	659,921	447,298

Deferred tax assets	(7)	80,579	66,493

Total Fixed assets		12,200,879	11,450,431

Inventories	(14)	82,964	132,831

Trade receivables	(15)	144,005	203,349

Current financial receivables	(16)	157,827	112,824

Other current assets	(17)	119,896	68,614

Cash and cash equivalents	(18)	1,015	2,468

Total Current assets		505,707	520,086

TOTAL ASSETS		12,706,586	11,970,517

EQUITY AND LIABILITIES

Equity	(19)

Share capital		18,374	18,365

Treasury shares		(7,657)	-

Capital reserve		2,421,787	2,422,915

Legal reserve		3,064,544	2,964,370

Retained profit/(loss)		1,123,003	966,771

Profit/(loss) for the year		(336,966)	213,103

Total Equity		6,283,085	6,585,524

Provision for employee benefits	(20)	318,613	239,401

Non-current debt	(21)	898,856	106,675

Deferred tax liabilities	(8)	11,167	11,184

Total Non-current liabilities		1,228,636	357,260

Other provisions	(22)	94,834	75,537

Trade payables	(23)	184,558	231,292

Current financial liabilities	(24)	4,807,775	4,633,884

Other debt	(25)	107,698	87,020

Total Current liabilities		5,194,865	5,027,733

TOTAL EQUITY AND LIABILITIES		12,706,586	11,970,517

Company Financial Statements at December 31, 2016    192

NOTES TO THE

COMPANY FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES

CNH Industrial N.V. (or the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). The Company is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 31 “Segment reporting” of the Consolidated Financial Statements). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.

As parent company, CNH Industrial N.V. has also prepared consolidated financial statements for CNH Industrial Group for the year ended December 31, 2016.

History of CNH Industrial

During 2013, the process of combining the activities of CNH and Fiat Industrial was completed with the following steps:

∎	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”) which occurred on August 1, 2013;

∎	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and

∎	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).

A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA.

All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).

The deeds of merger for the merger of Fiat Industrial and CNH Global with and into CNH Industrial N.V. (the “Merger”) were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013.

During 2014, the Company acquired the activities of the plant located in Basildon, United Kingdom. These activities, which were previously held by a subsidiary, were transferred to the Company. The principal activity of the plant is the manufacture and sale of tractors and the sale of agricultural and construction equipment and machinery in the local market acting as distributor of product manufactured in other Group companies. With effect May 1, 2014 and as a consequence of the transfer, CNH Industrial N.V. shows in its notes to the Company financial statements the figures related to the operations of the Basildon plant.

Basis of preparation

The 2016 Company financial statements of the parent company, CNH Industrial N.V., have been prepared in accordance with the legal requirements of Part 9, Book 2 of the Dutch Civil Code.

Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The accounting policies are described in a specific section, “Significant accounting policies”, of the Consolidated Financial Statements included in this Annual Report. In these Company financial statements, investments in subsidiaries are accounted for using the equity method.

Company Financial Statements at December 31, 2016    193

CNH Industrial N.V. financial statements are presented in euros, the Company’s functional currency.

Format of the financial statements

As a consequence of the acquisition of the manufacturing activity carried out in Basildon, CNH Industrial N.V. presents an income statement using a classification based on the function of the expenses (also referred to as the “cost of sales” method) rather than one based on their nature, as this is believed to provide information that is more relevant.

Company Financial Statements at December 31, 2016    194

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues

As a result and through the transfer of Basildon operations, the Company operates primarily in the agricultural equipment manufacturing industry in the United Kingdom. Net revenues comprise the following:

(€ thousand)	2016	2015
Revenues from:
Third parties	379,543	464,537
Group companies	808,739	899,406
Total Net revenues	1,188,282	1,363,943

Net revenues are made of agricultural equipment sales for €1,100,393 thousand (€1,260,728 thousand in 2015) and construction equipment sales for €87,889 thousand (€103,215 thousand in 2015).

2. Selling, general and administrative costs

Selling costs amount to €15,556 thousand in 2016 (€15,632 thousand in 2015) and mainly comprise marketing, advertising and sales personnel costs.

General and administrative costs amount to €148,836 thousand in 2016 (€134,540 thousand in 2015) and mainly comprise expenses which are not attributable to sales, production and research and development functions, net of any intercompany recharge due to services provided to Group subsidiaries.

3. Research and development costs

In 2016, Research and development costs of €32,905 thousand (€37,888 thousand in 2015) comprise all the research and development costs not recognized as assets in the year, amounting to €15,208 thousand (€17,388 thousand in 2015), and the amortization of capitalized development costs of €17,697 thousand (€20,500 thousand in 2015). During the year 2016, the Company incurred new expenditure for capitalized development costs of €21,249 thousand (€19,587 thousand in 2015).

4. Other income/(expenses)

The Other operating income/(expenses) of €30,756 thousand in 2016 (€26,374 thousand in 2015) mainly included the income arising from operations which is not attributable to the sale of goods and services, miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs.

5. Restructuring expenses

Restructuring expenses amount to €2,878 thousand in 2016 (€1,559 thousand in 2015) and represent the total costs associated to the restructuring due to the Company downsizing of the workforce not replaced.

6. Financial income/(expenses)

The breakdown of financial income and expense was as follows:

(€ thousand)	2016	2015

Financial income	44,803	56,503

Financial expenses	(139,944)	(127,483)

Total Financial income/(expenses)	(95,141)	(70,980)

Company Financial Statements at December 31, 2016    195

Financial income consisted of the following:

(€ thousand)	2016	2015

Financial income from Group companies	44,803	56,486

Financial income from third parties	-	17

Total Financial income	44,803	56,503

Financial income from Group companies include fees charged to Group subsidiaries on guarantees issued in favour of third parties but in the interest of the subsidiaries mainly for bonds issued from Group companies and for credit facilities granted to Group companies. The amount charged during 2016 is €32,332 thousand (€35,686 thousand in 2015).

The remaining income from Group companies of €12,471 thousand (€20,800 thousand in 2015) relates mainly to Interest income charged to Group companies in relation to loans granted to subsidiaries. The decrease of €8,329 thousand is a result of the termination of the loan to CNH Industrial America LLC with due date January 2016, partly compensated by the new loan to Case New Holland Industrial Inc. granted in August 2016.

Financial expenses consisted of the following:

(€ thousand)	2016	2015

Financial expense payable to Group companies	123,482	116,818

Financial expense payable to third parties	18,829	9,327

Currency exchange expense, net	(2,367)	1,338

Total Financial expense	139,944	127,483

Financial expense payable to Group companies increased versus prior year due to the higher interest rate applied in 2016.

Financial expense payable to third parties increased compared to last year mainly due to the issuance, in August 2016, of the Company’s 4.50% Notes due August 2023.

7. Income taxes

A breakdown of taxes recognized in the income statement is provided below:

(€ thousand)	2016	2015

Current taxes:

- United Kingdom corporate income taxes	(609)	(3,014)

- Italian corporate income taxes	(1,028)	(3,046)

Total current taxes	(1,637)	(6,060)

Deferred taxes for the period:

- United Kingdom deferred taxes	12,902	17,843

- Italian deferred taxes	(4,945)	-

Total deferred taxes for the period	7,957	17,843

Taxes relating to prior periods	(1,158)	-

Total Income taxes	5,162	11,783

The Italian current corporate income taxes relates to tax losses of the CNH Industrial N.V. Italian branch utilised by the Italian fiscal unit (income €1,028 thousand).

The UK current corporate income taxes credit of €609 thousand relates to a current tax charge of €4,822 thousand for withholding taxes and a current tax credit of €5,431 thousand for tax losses utilised in the CNH Industrial N.V. UK tax group.

The UK deferred tax charge of €12,902 thousand relates to the reversal of deferred tax assets (charge €8,156 thousand), and to a charge of €4,746 thousand resulting from the change in UK corporate income tax rate.

The Italian deferred tax credit of €4,945 thousand relates to timing differences of the Italian branch.

Company Financial Statements at December 31, 2016    196

Reconciliation between theoretical income taxes determined on the basis of tax rates applicable in the UK and income taxes reported in the financial statements is as follows:

(€ thousand)	2016	2015

Profit/(Loss) before taxes	(100,533)	(43,559)

Weighted average UK statutory main corporation tax rate	20.0%	20.3%

Theoretical income taxes	(20,106)	(8,842)

Difference between foreign tax rates and the statutory UK tax rate	3,794	897

Tax effect of permanent differences	1,646	(704)

Adjustments in respect of rate change on deferred tax	4,746	6,454

Deferred taxes recognized in the Italian branch	(4,945)	-

Valuation allowance on deferred taxes	2,064	7,247

Tax losses not utilised	19,121	-

Prior year adjustments	(1,158)	6,731

Current and deferred income tax recognized in the financial statements	5,162	11,783

CNH Industrial N.V. is incorporated in the Netherlands, but the Company is a tax resident of the United Kingdom. The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 20.0% in 2016 and 20.3% in 2015.

Deferred tax assets and liabilities are recognised for temporary differences between the carrying amount in the statement of financial position and the tax base. Deferred tax assets are recognized to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilised. Amounts recognized are as follows:

(€ thousand)	2016	2015

Deferred tax assets arising from:

In relation to Tax depreciation	2,140	4,118

In relation to Pension deficit	54,022	42,548

In relation to short timing differences	18,254	12,612

In relation to tax loss carryforwards	49,727	34,449

Valuation allowance	(43,564)	(27,234)

Total	80,579	66,493

Deferred tax liabilities arising from:

Capitalisation of development costs	(11,167)	(11,184)

Total	(11,167)	(11,184)

Net deferred tax assets	69,412	55,309

A deferred tax asset of €43,564 thousand (€27,234 thousand in 2015) has not been recognised in respect of short timing differences of €13,287 thousand (€12,418 thousand in 2015) and tax loss carryforwards of €30,277 thousand (€14,816 thousand in 2015) as in the opinion of the directors it cannot be regarded as more likely than not that there will be suitable taxable profits against which these assets can be recovered.

8. Result from investments

Following is a breakdown of result of investments in Group companies and other equity interests:

(€ thousand)	2016	2015

Share of the profit/(loss) of investments in Group companies and other equity interests	(231,271)	268,445

Total Result of investments	(231,271)	268,445

The item includes the Company’s share in the net profit or loss of the investees.

Company Financial Statements at December 31, 2016    197

9. Other information by nature

The income statement includes personnel costs for €73,659 thousand in 2016 (€75,403 thousand in 2015) and they consist of the following:

(€ thousand)	2016	2015

Wages and salaries	56,673	55,947

Defined benefit plans	3,759	4,485

Social security costs	7,075	7,707

Other personnel costs	6,152	7,264

Total personnel costs	73,659	75,403

An analysis of the average number of employees by category is as follows:

	2016	2015

Managers	53	47

White-collar	386	361

Blue-collar	495	544

Average number of employees	934	952

None of these employees are based in The Netherlands, but they are mainly based in the United Kingdom. Some of the Company’s managers carried out their activities at the principal subsidiaries of the Group and the associated costs were charged back to the legal entities concerned.

10. Intangible assets

Changes in Intangible assets in 2016 and 2015 are as follows:

(€ thousand)	Goodwill	Development costs	Concessions, licenses and similar rights	Intangible assets in progress and advances	Other intangible assets	Total

Gross carrying amount Balance at December 31, 2014	1,968	156,165	8,161	952	74	167,320

Additions	-	38,019	2,603	446	-	41,068

Divestitures and other changes	-	(17,805)	1,074	(1,074)	-	(17,805)

Balance at December 31, 2015	1,968	176,379	11,838	324	74	190,583

Additions	-	22,889	1,324	23	-	24,236

Divestitures and other changes	-	(1,637)	(120)	(293)	-	(2,050)

Balance at December 31, 2016	1,968	197,631	13,042	54	74	212,769

Accumulated amortization and impairment losses Balance at December 31, 2014	-	(93,744)	(3,938)	-	(69)	(97,751)

Amortization	-	(20,500)	(729)	-	(4)	(21,233)

Divestitures and other changes	-	(1)	-	-	-	(1)

Balance at December 31, 2015	-	(114,245)	(4,667)	-	(73)	(118,985)

Amortization	-	(17,697)	(1,394)	-	(1)	(19,092)

Divestitures and other changes	-	-	-	-	-	-

Balance at December 31, 2016	-	(131,942)	(6,061)	-	(74)	(138,077)

Carrying amount at December 31, 2015	1,968	62,134	7,171	324	1	71,598

Carrying amount at December 31, 2016	1,968	65,689	6,981	54	-	74,692

Company Financial Statements at December 31, 2016    198

11. Property, plant and equipment

Changes in Property, plant and equipment in 2016 and 2015 are as follows:

(€ thousand)	Land and buildings	Plant and machinery	Special tools	Tangible assets in progress	Other tangible assets	Total

Gross carrying amount Balance at December 31, 2014	28,705	15,805	139,159	10,946	13,582	208,197

Additions	-	-	-	20,257	-	20,257

Divestitures and other changes	2,926	1,280	9,947	(15,328)	203	(972)

Balance at December 31, 2015	31,631	17,085	149,106	15,875	13,785	227,482

Additions				7,452	2,681	10,133

Divestitures and other changes	907	1,819	6,496	(11,178)	1,506	(450)

Balance at December 31, 2016	32,538	18,904	155,602	12,149	17,972	237,165

Accumulated depreciation and impairment losses Balance at December 31, 2014	(16,653)	(7,297)	(109,051)	-	(12,908)	(145,909)

Depreciation	(1,303)	(715)	(6,029)	-	(269)	(8,316)

Divestitures and other changes	33	-	7	-	145	185

Balance at December 31, 2015	(17,923)	(8,012)	(115,073)	-	(13,032)	(154,040)

Depreciation	(1,501)	(834)	(7,085)	-	(452)	(9,872)

Divestitures and other changes	-	-	-	-	-	-

Balance at December 31, 2016	(19,424)	(8,846)	(122,158)	-	(13,484)	(163,912)

Carrying amount at December 31, 2015	13,708	9,073	34,033	15,875	753	73,442

Carrying amount at December 31, 2016	13,114	10,058	33,444	12,149	4,488	73,253

12. Investments in Group companies and other equity investments

At December 31, 2016, Investments in Group companies and other equity investments totaled €11,312,434 thousand and were subject to the following changes during the year:

(€ thousand)	At December 31, 2016	At December 31, 2015

Balance at beginning of year	10,791,600	10,270,608

Contribution to investments	1,151,157	1,105,533

Acquisitions	50	73

Repayment of Capital Reserves	(244,230)	(993,282)

Disposal	(382)	-

Result from investments	(231,271)	268,445

Dividend received	(464,096)	(192,989)

Cumulative translation adjustments and other OCI movements	306,331	338,516

Other	3,275	(5,303)

Balance at end of year	11,312,434	10,791,600

A list of Company’s investments has been included under Appendix I of this Annual Report.

Company Financial Statements at December 31, 2016    199

13. Other financial assets

At December 31, 2016, Other financial assets totaled €659,921 thousand, as represented below:

(€ thousand)	At December 31, 2016	At December 31, 2015	Change

Other financial assets	577,704	340,623	237,081

Fees receivable for guarantees issued	82,217	106,675	(24,458)

Total Other financial assets	659,921	447,298	212,623

Other financial assets are represented by two US dollar denominated term loan facilities granted to Case New Holland Industrial Inc. with maturity date August 15, 2023, consisting of a fixed interest facility in the principal amount of $450 million (€426,904 thousand), and a floating interest facility in the principal amount of $150 million (€142,302 thousand).

In addition, Other financial assets include accrued interest charges related to the term loan facilities for €8,498 thousand.

At December 31, 2015, Other financial assets consisted of the loan granted to CNH Industrial America LLC which was fully repaid in January 2016.

At December 31, 2016, the remaining amount of €82,217 thousand (€106,675 thousand in 2015) refers to the present value of the fees that the Company will collect in future years based on specific agreements for guarantees issued in favor of third parties in the interest of Group companies, mainly for bonds issued from Group companies and credit facilities granted to Group companies.

14. Inventories

(€ thousand)	At December 31, 2016	At December 31, 2015

Raw materials	31.629	62,878

Finished goods	38,909	58,261

Work in progress	12,426	11,692

Total Inventories	82,964	132,831
There were no inventories pledged as security at December 31, 2016 and 2015. At December 31, 2016 and December 31, 2015, Inventory amounts are net of the obsolescence reserve of €4,031 thousand and €3,329 thousand, respectively.

15. Trade receivables

At December 31, 2016, trade receivables totaled €144,005 thousand, a net decrease of €59,344 thousand over year-end 2015, and they are essentially attributable to the operations of Basildon plant. These amounts are net of a provision of €3,371 thousand (€3,369 thousand for 2015).

The carrying amount of trade receivables is deemed to approximate their fair value.

All trade receivables are due within one year and there are no significant overdue balances.

Company Financial Statements at December 31, 2016    200

16. Current financial receivables

At December 31, 2016, current financial receivables amounted to €157,827 thousand, a net increase of €45,003 thousand over year-end 2015. The item may be specified as follows:

	At December 31, 2016					At December 31, 2015
(€ thousand)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total

Assets from derivative financial instruments	6,919	-	-	6,919	4,196	-	-	4,196

CNH Industrial Finance Europe S.A.	150,357	-	-	150,357	106,681	-	-	106,681

Accrued interest	143	-	-	143	776	-	-	776

Other current financial receivables	408	-	-	408	1,171	-	-	1,171

Total Current financial receivables	157,827	-	-	157,827	112,824	-	-	112,824

17. Other current assets

At December 31, 2016, other current assets amounted to €119,896 thousand, a net increase of €51,282 thousand compared to December 31, 2015, and consisted of the following:

(€ thousand)	At December 31, 2016	At December 31, 2015	Change

Receivables from Group companies for consolidated Italian corporate tax	46,871	33,350	13,521

Receivables from Group companies for consolidated UK corporate tax	7,161	12,454	(5,293)

VAT receivables	50,625	6,526	44,099

Other indirect and direct taxes	380	1,619	(1,239)

Other receivables from Group companies and other related parties	11,585	11,613	(28)

Other current receivables	3,274	3,052	222

Total Other current assets	119,896	68,614	51,282

Receivables from Group companies for consolidated Italian corporate tax relate to taxes calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.

Receivables from Group companies for consolidated UK corporate tax relate to taxes calculated on the taxable income contributed by UK subsidiaries participating in the domestic tax consolidation program.

VAT receivables are essentially related to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.

Other current assets are almost entirely due within one year.

18. Cash and cash equivalents

At December 31, 2016, Cash and cash equivalents totaled €1,015 thousand and represented amounts held in euro and other currency denominated current accounts (on demand). The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.

Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks. There is no restricted cash.

Company Financial Statements at December 31, 2016    201

19. Equity

Changes in shareholders’ equity during 2015 and 2016 were as follows:

(€ thousand)	Share capital	Treasury shares	Capital reserves	Legal reserves: cumulative translation adjustment reserve/OCI	Legal reserves: other	Retained profit/(loss)	Profit/(loss) for the year	Total

Balances at December 31, 2014	18,297	-	2,372,100	(410,381)	3,025,117	510,150	690,137	6,205,420
Allocation of prior year result	-	-	-	-	-	690,137	(690,137)	-
Dividend distributed	-	-	-	-	-	(272,099)	-	(272,099)
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	68	-	50,815	-	-	-	-	50,883
Result for the year	-	-	-	-	-	-	213,103	213,103
Current period change in OCI, net of taxes	-	-	-	(388,006)	-	-	-	-
Other movements	-	-	-	-	-	211	-	211
Legal reserve	-	-	-	-	(38,372)	38,372	-	-

Balances at December 31, 2015	18,365	-	2,422,915	(22,375)	2,986,745	966,771	213,103	6,585,524
Allocation of prior year result	-	-	-	-	-	213,103	(213,103)	-
Dividend distributed	-	-	-	-	-	(177,069)	-	(177,069)
Acquisition of treasury stock	-	(12,178)	-	-	-	-	-	(12,178)
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	9	4,521	(1,128)	-	-	-	-	3,402
Result for the year	-	-	-	-	-	-	(336,966)	(336,966)
Current period change in OCI, net of taxes	-	-	-	208,954	-	-	-	208,954
Other movements	-	-	-	-	-	11,418	-	11,418
Legal reserve	-	-	-	-	(108,780)	108,780	-	-

Balances at December 31, 2016	18,374	(7,657)	2,421,787	186,579	2,877,965	1,123,003	(336,966)	6,283,085

As the Company financial statements are prepared using the same measurement principles of the Consolidated Financial Statements, including the investments that are accounted for using the equity method, the total Company equity of €6,283 million as at December 31, 2016 is in line with the Consolidated equity of $6,623 million converted using the exchange rate as of December 31, 2016 of 1.0541.

The decrease in equity of €302,439 thousand over year-end 2015 is mainly the result of the loss for the year of €336,966 thousand, the positive changes in Other comprehensive income arising from the net positive effect of currency translation differences of €392,343 thousand partially compensated by the losses on the remeasurement of defined benefit plans of €183,389 thousand, as well as the dividend distributed by CNH Industrial N.V. of €177,069 thousand (€0.13 per common share outstanding at the dividend date).

Share capital

The Articles of Association of CNH Industrial provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2016, the Company’s Share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,362,909,611 common shares (1,361,630,903 common shares outstanding, net of 1,278,708 common shares held in treasury by the Company as described in the following) and 474,474,276 special voting shares (412,268,203 special voting shares outstanding, net of 62,206,073 special voting shares held in treasury by the Company as described in the following).

Company Financial Statements at December 31, 2016    202

The following table shows a reconciliation between the composition of the share capital of CNH Industrial N.V. at December 31, 2013, and the composition of the share capital of CNH Industrial N.V. at December 31, 2016:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. special voting shares issued	Less: Treasury shares	CNH Industrial N.V. special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2013	1,350,073,530	-	1,350,073,530	474,474,276	(5,479,890)	468,994,386	1,824,547,806	(5,479,890)	1,819,067,916

Capital increase	5,246,110	-	5,246,110	-	-	-	5,246,110	-	5,246,110
(Purchases)/Sales of treasury shares	-	-	-	-	(53,594,883)	(53,594,883)	-	(53,594,883)	(53,594,883)
Total CNH Industrial N.V. shares at December 31, 2014	1,355,319,640	-	1,355,319,640	474,474,276	(59,074,773)	415,399,503	1,829,793,916	(59,074,773)	1,770,719,143

Capital increase	6,729,349	-	6,729,349	-	-	-	6,729,349	-	6,729,349
(Purchases)/Sales of treasury shares	-	-	-	-	(2,150,297)	(2,150,297)	-	(2,150,297)	(2,150,297)
Total CNH Industrial N.V. shares at December 31, 2015	1,362,048,989	-	1,362,048,989	474,474,276	(61,225,070)	413,249,206	1,836,523,265	(61,225,070)	1,775,298,195

Capital increase	860,622	-	860,622	-	-	-	860,622	-	860,622
(Purchases)/Sales of treasury shares	-	(1,278,708)	(1,278,708)	-	(981,003)	(981,003)	-	(2,259,711)	(2,259,711)
Total CNH Industrial N.V. shares at December 31, 2016	1,362,909,611	(1,278,708)	1,361,630,903	474,474,276	(62,206,073)	412,268,203	1,837,383,887	(63,484,781)	1,773,899,106

During the year ended December 31, 2015, 2 million special voting shares were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register. During the year ended December 31, 2016, 1 million special voting shares were acquired by the Company following (i) the de-registration of qualifying common shares from the Loyalty Register and (ii) the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-years registration period in the Loyalty Register.

Furthermore, during the year ended December 31, 2016 the Company delivered 1.7 million common shares of which 0.9 million newly issued (6.7 million during the year ended December 31, 2015) primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.

Dividend Proposal

On March 2, 2017, the Board of Directors of CNH Industrial N.V. recommended to the Company’s shareholders that the Company declare a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $160 million, translated at the exchange rate reported by the European Central Bank on February 27, 2017). The proposal is subject to the approval of the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”) to be held on April 14, 2017.

If the proposed dividend is approved, it is expected that the dividend will be paid on May 2, 2017 on the outstanding common shares.

The record date for the dividend will be April 25, 2017 on MTA and April 26, 2017 on NYSE (due to the different settlement cycles of the two regulated markets) and the outstanding common shares will be quoted ex-dividend from April 24, 2017.

On April 15, 2016, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.13 per common share, as recommended on March 4, 2016 by the Board of Directors. The cash dividend was declared in euro and paid on May 3, 2016 for a total amount of €177 million.

Special voting shares

In order to reward long-term ownership of CNH Industrial common shares and promote stability of CNH Industrial’s shareholder base, CNH Industrial’s Articles of Association provide for a loyalty-voting structure that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial common share that they hold, through the issuance of special voting shares.

Company Financial Statements at December 31, 2016    203

A shareholder may at any time elect to participate in the loyalty voting structure by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share.

CNH Industrial issued special voting shares with a nominal value of €0.01 each to those eligible shareholders who elected to receive such special voting shares upon completion of the merger of Fiat Industrial and of CNH Global respectively with and into CNH Industrial.

The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.

CNH Industrial common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.

Treasury shares

At the AGM held on April 15, 2015, shareholders granted the Board of Directors the authority to acquire common shares in its own capital through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares on April 15, 2015 for a period expiring on October 14, 2016 (the “2015 Share Repurchase Authorization”), subject to certain maximum and minimum price requirements.

Implementing such resolution in January 2016 the Company announced the launch of a share buy-back program to repurchase from time to time up to $300 million in common shares in compliance with applicable rules and regulations, and, in accordance with the 2015 Share Repurchase Authorization. On April 15, 2016, shareholders renewed the grant of authority to the Board to acquire common shares in its own capital through stock exchange trading or otherwise for a period expiring on October 14, 2017.

During the year ended December 31, 2016, the Company repurchased 2.1 million shares of its common stock on the MTA under the buy-back program at an aggregate cost of $14 million. As of December 31, 2016, the Company held 1,278,708 common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $9 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. During the year ended December 31, 2016, the Company acquired approximately 1 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, and the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2016, the Company held 62,206,073 special voting shares in treasury.

Capital reserves

At December 31, 2016, capital reserves amounting to €2,422 million (€2,423 million at December 31, 2015) mainly consist of the share premium deriving from the Merger.

Legal reserves

As of December 31, 2016, legal reserves amounted to €3,065 million (€2,965 million at December 31, 2015) and mainly relate to unrealized currency translation losses and other OCI components for a net positive amount of €187 million, and other reserves for €2,878 million.

Company Financial Statements at December 31, 2016    204

Other reserves are made up by research and development costs capitalized by equity investments for €2,246 million (€2,322 million at December 31, 2015), earnings from affiliated companies subject to certain restrictions on the transfer of funds to the parent company in form of dividend or otherwise for €320 million (€337 million at December 31, 2015) and earnings from subsidiaries that due to local law requirements cannot be distributed as dividend, unless the subsidiary is liquidated, for €312 million (€296 million at December 31, 2015).

Last year the legal reserve also included a reserve for the share capital and share premium of a subsidiary due to the limitations on capital repayments from this subsidiary for €32 million. This year the value of the subsidiary has been fully impaired.

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity for the entire amount of the legal reserves. By their nature, unrealized losses relating to currency translation differences reduce shareholders’ equity and thereby distributable amounts.

Share-based compensation

For the year ended December 31, 2016, CNH Industrial recognized total share-based compensation expense of €2.9 million, which included a €33.3 million reversal of previously recognized expenses for performance share units linked to non-market conditions for which the Company does not believe it is probable that the performance conditions will be achieved. For the year ended December 31, 2015, CNH Industrial recognized total share-based compensation expense of €44 million. For the year ended December 31, 2016, CNH Industrial did not recognize a tax benefit relating to share-based compensation expense. For the year ended December 31, 2015, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of €3 million. As of December 31, 2016, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately €29 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.6 years.

CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, iv) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”).

Detailed information on Board of Directors compensation, including their shares and share options, is included in the Consolidated Financial Statements.

20. Provisions for employee benefits

CNH Industrial N.V. provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. These benefits are generally based on the employees’ remuneration and years of service.

The Company provides post-employment benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans, the Company makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. The Company recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2016 and 2015, CNH Industrial N.V. recorded expenses of €5,846 thousand and €1,817 thousand, respectively, for its defined contribution plans, inclusive of social security contributions.

Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefits plans are classified by the Company as Pension plans or Other post-employment benefits on the basis of the type of benefit provided.

Pension plans

The item Pension plans principally comprise the obligations towards certain employees and former employees of the CNH Industrial Group in the United Kingdom.

Company Financial Statements at December 31, 2016    205

Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. The Company’s funding policy is to meet the minimum funding requirements pursuant to the laws and regulations of each individual country. The Company may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Company is not required to make further contribution to the plan in respect of a minimum performance requirements so long as the fund is in surplus.

Other post-employment benefits

Other post-employment benefits consists of obligations for Italian Employee Leaving Entitlements up to December 31, 2006. The TFR scheme has since changed to a defined contribution plan. The obligation on our balance sheet represents the residual reserve for years prior to December 31, 2006 relating to the Italian employees of the Italian branch. Loyalty bonuses are accrued for employees who have reached certain service seniority and are generally settled when employees leave the Company. These plans are not required to be funded and, therefore, have no plan assets.

Provisions for employee benefits at December 31, 2016 and 2015 are as follows:

(€ thousand)	At December 31, 2016	At December 31, 2015

Post-employment benefits:

Pension plans	317,777	238,596

Other	622	584

Total Post-employment benefits	318,399	239,180

Other long-term employee benefits	214	221

Total Provision for employee benefits	318,613	239,401

The item Other long-term employee benefits consists of the Company’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the Company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

In 2016 and in 2015 changes in Other long-term employee benefits are as follows:

(€ thousand)	At December 31, 2015	Provision	Utilization	Other changes	At December 31, 2016
Other long-term employee benefits	221	50	(62)	5	214

Total	221	50	(62)	5	214

(€thousand)	At December 31, 2014	Provision	Utilization	Other changes	At December 31, 2015

Other long-term employee benefits	245	11	(60)	25	221

Total	245	11	(60)	25	221

Company Financial Statements at December 31, 2016    206

Post-employment benefits

The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2016 and 2015 are as follows:

	Pension plans		Other

	At December 31,		At December 31,

(€ thousand)	2016	2015	2016	2015

Present value of funded obligations	1,042,989	1,027,268	622	584

Less: Fair value of plan assets	(725,212)	(788,672)	-	-

Deficit/(surplus)	317,777	238,596	622	584

Effect of the asset ceiling	-	-	-	-

Net liability/(Net asset)	317,777	238,596	622	584

Reimbursement rights	-	-	-	-

Amounts at year-end:

Liabilities	317,777	238,596	622	584

Assets	-	-	-	-

Net liability	317,777	238,596	622	584

Changes in the present value of post-employment obligations in 2016 and 2015 are as follows:

	Pension plans		Other

(€ thousand)	2016	2015	2016	2015

Present value of obligation at the beginning of the year	1,027,268	1,006,126	584	845

Current service cost	3,746	4,472	3	2

Interest expense	27,750	37,095	1	2

Other costs	960	1,128	-	-

Contribution by plan participants	50	60	-	-

Remeasurements:

Actuarial losses/(gains) from changes in demographic assumptions	8,365	-	-	(4)

Actuarial losses/(gains) from changes in financial assumptions	176,505	(59,019)	22	(37)

Other remeasurements	6,651	(875)	25	139

Total remeasurements	191,521	(59,894)	47	98

Exchange rate differences	(164,096)	72,944	-	-

Benefits paid	(44,210)	(47,218)	(11)	(353)

Past service cost	-	-	-	-

Change in scope of consolidation	-	-	-	(10)

Curtailments	-	-	-	-

Settlements	-	-	-	-

Other changes	-	12,555	(2)	-

Present value of obligation at the end of the year	1,042,989	1,027,268	622	584

In 2016 and 2015 Other remeasurements mainly include the amount of experience adjustments.

Company Financial Statements at December 31, 2016    207

In 2016 and 2015 changes in the fair value of plan assets are as follows:

	Pension plans
(€ thousand)	2016	2015

Fair value of plan assets at the beginning of the year	788,672	752,534

Interest income	21,340	27,759

Remeasurements:

Return on plan assets	62,647	(21,137)

Actuarial gains/(losses) from changes in financial assumptions	-	-

Total remeasurements	62,647	(21,137)

Exchange rate differences	-	54,785

Contribution by employer	19,297	12,745

Contribution by plan participants	50	60

Benefits paid	(44,210)	(47,218)

Change in scope of consolidation	-	-

Settlements	-	-

Other changes	(122,584)	9,144

Fair value of plan assets at the end of the year	725,212	788,672

Net benefit cost/(income) recognized during 2016 and 2015 is as follows:

	Pension plans		Other
(€ thousand)	2016	2015	2016	2015

Service cost:

Current service cost	3,746	4,472	3	2

Past service cost and (gain)/loss from curtailments and settlements	-	-	-	-

Total Service cost	3,746	4,472	-	2

Net interest expense	6,410	9,336	1	2

Other costs	960	1,128	-	-

Net benefit cost/(income) recognized to profit or loss	11,116	14,936	4	4

Remeasurements:

Return on plan assets	(62,647)	21,137	-	-

Actuarial losses/(gains) from changes in demographic assumptions	8,365	-	-	(4)

Actuarial losses/(gains) from changes in financial assumptions	176,505	(59,019)	22	(37)

Other remeasurements	6,651	(875)	25	139

Total remeasurements	128,874	(38,757)	47	98

Exchange rate differences	(41,505)	18,159	-	-

Net benefit cost/(income) recognized to other comprehensive income	87,369	(20,598)	47	98

Total net benefit cost/(income) recognized during the year	98,485	(5,662)	51	102

The weighted average durations of post-employment benefits are as follows:

N° of years

Pension plans	15.87

Other	7.88

Company Financial Statements at December 31, 2016    208

Assumptions

Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following main assumptions:

	Assumptions used to determine funded status at year-end

	At December 31, 2016		At December 31, 2015

(in %)	Pension plans	Other	Pension plans	Other

Weighted-average discount rates	2.57	1.21	3.73	1.96

Weighted-average rate of compensation increase	3.50	0.42	3.20	0.98

	Assumptions used to determine expense at year-end

	At December 31, 2016		At December 31, 2015

(in %)	Pension plans	Other	Pension plans	Other

Weighted-average discount rates	3.73	1.96	3.50	1.60

Weighted-average rate of compensation increase	3.50	0.98	3.75	1.59

Assumed discount rates are used in measurements of pension and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The discount rates are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing the CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-yield corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

Assumed discount rates have a significant effect on the amount recognized in the 2016 financial statements. A one percentage point change in assumed discount rates would have the following effects:

(€ millions)	One percentage point increase	One percentage point decrease

Effect on pension plans defined benefit obligation at December 31, 2016	(149)	192

Plan assets

The investment strategy varies depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

Company Financial Statements at December 31, 2016    209

Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by the Company. The fair value of the plan assets at December 31, 2016 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of the Notes to the Consolidated Financial Statements.

	At December 31, 2016

	Pension plans

(€ millions)	Level 1	Level 2	Level 3	Total

Bonds:

U.S. government bonds	-	-	-	-

Non-U.S. government bonds	-	239	-	239

U.S. corporate bonds	-	-	-	-

Non-U.S. corporate bonds	-	-	-	-

Mortgage backed securities	-	-	-	-

Other	-	-	-	-

Total Bonds	-	239	-	239

Other types of investments:

Mutual funds(1)	-	482	-	482

Investment funds	-	-	-	-

Insurance contracts	-	-	2	2

Derivatives - Credit contracts	-	-	-	-

Real estate	-	-	-	-

Other	-	-	-	-

Total other types of investments	-	482	2	484

Cash and cash equivalents	-	2	-	2

Total	-	723	2	725

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds

Company Financial Statements at December 31, 2016    210

The fair value of the plan assets at December 31, 2015 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

At December 31, 2015

Pension plans

(€ millions)	Level 1	Level 2	Level 3	Total

Bonds:

U.S. government bonds	-	-	-	-

Non-U.S. government bonds	-	422	-	422

U.S. corporate bonds	-	-	-	-

Non-U.S. corporate bonds	-	-	-	-

Mortgage backed securities	-	-	-	-

Other	-	-	-	-

Total Bonds	-	422	-	422

Other types of investments:

Mutual funds(1)	-	367	-	367

Investment funds	-	-	-	-

Insurance contracts	-	-	-	-

Derivatives - Credit contracts	-	-	-	-

Real estate	-	-	-	-

Other	-	-	-	-

Total other types of investments	-	367	-	367

Cash and cash equivalents	-	-	-	-

Total	-	789	.	789

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds

Contribution

CNH Industrial expects to contribute approximately €18 million to its pension plans in 2017.

The best estimate of expected benefit payments in 2017 and in the following ten years is as follows:

	Expected benefit payments

(€ thousand)	2017	2018	2019	2020	2021	2022 to 2027	Total

Post-employment benefits:

Pension plans	32,510	38,834	40,198	41,417	42,592	222,847	418,398

Other	60	54	48	44	39	133	378

Total Post-employment benefits	32,570	38,888	40,246	41,461	42,631	222,980	418,776

Other long-term employee benefits	-	-	-	-	-	-	-

Total	32,570	38,888	40,246	41,461	42,631	222,980	418,776

Potential outflows in the years after 2017 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

21. Non-current debt

At December 31, 2016, Non-current debt items consist mainly of a $600 million of notes at an interest rate of 4.50%, due on August 15, 2023, issued by the Company in August 2016. The outstanding amount at year end is $600 million. The bond is valued using the amortized cost, for a corresponding amount of €566,540 thousand at December 31, 2016. At December 31, 2016, the fair value of the bond is €573,153 thousand.

Company Financial Statements at December 31, 2016    211

In addition, at December 31, 2016, the Company has two new bank loans in the principal amounts of €200,000 thousand with maturity date March 15, 2019, and €50,000 thousand with maturity date February 12, 2019, the total fair value for these loans is €246,853 thousand.

The bond issued by the Company contains commitments of the issuer which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bond contains clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading. At December 31, 2016 there were no breaches of such commitments.

The Company intends to repay the issued bond in cash at the due date by utilizing available liquid resources. In addition, it can buy back its issued bond. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

At December 31, 2016, Non-current debt included also the item financial guarantees for €82,217 thousand (€106,675 thousand in 2015) that represent the fair value of liabilities assumed in relation to guarantees issued by the Company. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those liabilities essentially related to guarantees issued in favour of third parties in the interest of Group companies, mainly for bonds issued from Group companies and loans granted to Group companies, the present value of fees receivable (see Note 13 - Other financial assets) is considered the best estimate of the fair value of those guarantees.

22. Other provisions

Changes in Other provisions are as follows:

(€ thousand)	At December 31, 2015	Charged to profit and loss	Utilization	Other movements	At December 31, 2016

Warranty and incentives	50,144	81,055	(101,009)	13,107	43,297

Restructuring provision	77	4,331	(2,538)	(1,453)	417

Modification and campaign	4,816	1,729	(2,377)	-	4,168

Other risks	20,500	34,563	(5,680)	(2,431)	46,952

Total Other provisions	75,537	121,678	(111,604)	9,223	94,834

23. Trade payables

At December 31, 2016, trade payables totaled €184,558 thousand, representing a net decrease of €46,734 thousand compared to December 31, 2015, and consisted of the following:

(€ thousand)	At December 31, 2016	At December 31, 2015	Change

Trade payables to third parties	104,033	129,696	(25,663)

Trade payables to other related parties	2,048	2,714	(666)

Intercompany trade payables	78,477	98,882	(20,405)

Total Trade payables	184,558	231,292	(46,734)

Trade payables include payables for goods and services.

Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.

Company Financial Statements at December 31, 2016    212

24. Current financial liabilities

At December 31, 2016, current financial liabilities totaled €4,807,775 thousand, a €173,891 thousand increase over December 31, 2015, and related to:

(€ thousand)	At December 31, 2016	At December 31, 2015	Change

Current account with CNH Industrial Finance S.p.A.	34,592	253,508	(218,916)

Current account with CNH Industrial Finance Europe S.A.	4,751,270	4,369,423	381,847

Accrued interest expense	15,138	10,837	4,301

Liability from derivative financial instruments	6,775	116	6,659

Total Current financial liabilities	4,807,775	4,633,884	173,891

The short term financial payables to CNH Industrial Finance Europe S.A. relate to the Uncommitted revolving credit facility agreement dated September 30, 2013, and subsequently amended on September 30, 2014, on June 4, 2015 and on July 10, 2015, whereas CNH Industrial Finance Europe S.A. has made available to CNH Industrial N.V. an uncommitted revolving credit facility for the making of advances in a maximum aggregate amount of €6 billion.

The short term financial payables to CNH Industrial Finance S.p.A. and CNH Industrial Finance Europe S.A. bear floating interest at market rate. There are no pledges on such credit facilities.

The carrying amount of those liabilities is deemed to be in line with their fair value.

Liability from derivative financial instruments consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract.

25. Other debt

At December 31, 2016, other debt totaled €107,698 thousand, a net increase of €20,678 thousand over December 31, 2015, and included the following:

(€ thousand)	At December 31, 2016	At December 31, 2015	Change

Other debt:

- Intercompany debt:

- Consolidated Italian corporate tax	45,851	30,683	15,168

- Consolidated VAT	31,038	22,174	8,864

- Other	5,034	5,062	(28)

Total intercompany debt	81,923	57,919	24,004

Current amounts payable to employees, social security, directors	12,639	5,007	7,632

Taxes payable-direct tax	-	7,863	(7,863)

Taxes payable-indirect tax	4	7,040	(7,036)

Accrued expenses	10,585	7,671	2,914

Other	2,547	1,520	1,027

Total Other debt	107,698	87,020	20,678

Intercompany debt for consolidated Italian corporate tax of €45,851 thousand (€30,683 thousand at December 31, 2015) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2016 in relation to which CNH Industrial N.V. is the consolidating entity.

At December 31, 2016, Intercompany debt for consolidated VAT of €31,038 thousand consisted of VAT receivables of Italian subsidiaries transferred to CNH Industrial N.V. as part of the consolidated VAT regime.

Company Financial Statements at December 31, 2016    213

At December 31, 2016, Taxes payable-indirect tax consisted of VAT payable due in the UK.

Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.

26. Guarantees, commitments and contingent liabilities

Guarantees issued

The breakdown of outstanding guarantees is as follows:

(€ thousand)	At December 31, 2016	At December 31, 2015	Change

Guarantees issued

- in the interest of Group companies	5,823,592	5,935,439	(111,847)

- in the interest of third parties	-	-	-

Total guarantees	5,823,592	5,935,439	(111,847)

Total Guarantees issued	5,823,592	5,935,439	(111,847)

At December 31, 2016, Guarantees issued totaled €5,823,592 thousand, decreasing by €111,847 thousand over December 31, 2015.

All guarantees were issued in favour of third parties and in the interest of Group companies and were made up as follows:

∎	€4,973,015 thousand for seven bonds: five bonds issued from CNH Industrial Finance Europe SA (due between 2018 and 2028), and one bond issued from Case New Holland Industrial Inc. due in 2017;
∎

€282,907 thousand for borrowings, mainly granted to Banco CNH Industrial Capital S.A. by Banco National de Desenvolvimento Economico e Social (BNDES) and Agencia Especial de Financiamento Industrial (FINAME) and the other one granted to CNH Industrial Finance S.p.A. by the European Investment Bank;

∎

€278,349 thousand for credit lines granted from different banks primarily to CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A., CNH Industrial America LLC, and Case New Holland Machinery (Harbin) Ltd;

∎	€59,572 thousand for sundry guarantees (including property lease guarantees in the interest of CNH Industrial America LLC and for good execution of works granted in the interest of joint ventures);
∎	€229,749 thousand for payment obligations related to excess VAT credits of the direct and indirect subsidiaries of CNH Industrial N.V.

At December 31, 2016, there were no guarantees outstanding issued in the interest of entities that did not belong to Group companies.

Other contingencies

Other contingencies are described in Note 30 “Commitments and contingencies” of the Consolidated Financial Statements.

27. Audit fees

The following table reports fees paid to the independent auditor Ernst & Young or entities in their network for audit and other services to the Group.

(€ thousand)	2016	2015

Audit fees of the consolidated and company financial statements	9,567	8,467

Other audit	2,600	1,140

Total Audit fees	12,167	9,607

Audit fees of Ernst & Young Accountants LLP amount to €111,600 for CNH Industrial N.V. No other services were performed by Ernst & Young Accountants LLP.

Company Financial Statements at December 31, 2016    214

28. Board remuneration

Detailed information on Board of Directors compensation, including their shares and share options, is included in the Remuneration Report section as included in the Report on Operations of this Annual Report.

29. Subsequent events

CNH Industrial has evaluated subsequent events through March 2, 2017, which is the date the financial statements were authorized for issuance, and identified the following:

∎

On January 31, 2017, CNH Industrial completed its acquisition, previously announced on October 31, 2016, of the agricultural grass and soil business of Kongskilde Industries. Effective February 1, 2017, CNH Industrial will take over the business unit that develops, manufactures and sells solutions for agricultural applications for tillage, seeding and hay & forage under various brands, including Kongskilde, Överum, Howard and JF.

March 2, 2017

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

Mina Gerowin

Suzanne Heywood

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacques Theurillat

Company Financial Statements at December 31, 2016    215

OTHER INFORMATION

Independent Auditor’s Report

The report of the Company’s independent auditor, Ernst & Young Accountants LLP, The Netherlands is set forth following this Annual Report.

Dividends under Articles of Association provisions

Dividends will be determined in accordance with the articles 22 of the Articles of Association of CNH Industrial N.V. The relevant provisions of the Articles of Association read as follows:

1.

The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.

The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

4.

The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.

Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.

Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.

The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.

The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.

The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

Company Financial Statements at December 31, 2016    216

11.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

Company Financial Statements at December 31, 2016    217

APPENDIX I - CNH INDUSTRIAL GROUP COMPANIES

AT DECEMBER 31, 2016

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CONTROLLING COMPANY

Parent Company

CNH Industrial N.V.	Amsterdam	Netherlands	18,233,420	EUR	--	--	--	--

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	CNH Industrial Finance France S.A.	100.000

Afin Bohemia s.r.o.	Prague	Czech Republic	1,000,000	CZK	100.00	CNH Industrial Capital Limited	100.000

Afin Bulgaria EAD	Sofia	Bulgaria	310,110	BGN	100.00	CNH Industrial Capital Limited	100.000

Afin Slovakia S.R.O.	Bratislava	Slovack Republic	39,833	EUR	99.96	CNH Industrial Capital Limited	98.120

						Iveco Slovakia, s.r.o.	1.880

Afin Trade Bulgaria Eood	Sofia	Bulgaria	5,000	BGN	100.00	Afin Bulgaria EAD	100.000

Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	100,000,000	ETB	70.00	CNH Industrial N.V.	70.000

Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000

Banco CNH Industrial Capital S.A.	Curitiba	Brazil	891,582,770	BRL	100.00	CNH Industrial N.V.	99.329

						CNH Industrial Latin America Ltda.	0.671

BLI Group, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Blue Leaf I.P. , Inc.	Wilmington	U.S.A.	1,000	USD	100.00	BLI Group, Inc.	100.000

Blue Leaf Insurance Company	Burlington	U.S.A.	250,000	USD	100.00	CNH Industrial America LLC	100.000

Case Brazil Holdings, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000

Case Construction Machinery (Shanghai) Co., Ltd	Shanghai	People’s Rep.of China	14,000,000	USD	100.00	CNH Industrial N.V.	100.000

Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial Capital America LLC	100.000

Case Dealer Holding Company LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000

Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000

Case Equipment International Corporation	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Case Europe S.a.r.l.	Le Plessis-Belleville	France	7,622	EUR	100.00	CNH Industrial America LLC	100.000

Case Harvesting Systems GmbH	Berlin	Germany	281,211	EUR	100.00	CNH Industrial America LLC	100.000

CASE ILE DE FRANCE	Saint-Pathus	France	600,000	EUR	100.00	CNH Industrial France	100.000

Case India Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000

Case New Holland Construction Equipment (India) Private Limited	Mumbai	India	240,100,000	INR	100.00	CNH Industrial (India) Private Limited	50.000

						CNH Industrial America LLC	50.000

Case New Holland Industrial Inc.	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial N.V.	100.000

CASE New Holland Machinery Trading (Shanghai) Co. Ltd.	Shanghai	People’s Rep.of China	2,250,000	USD	100.00	CNH Industrial America LLC	100.000

Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	100.00	CNH Industrial America LLC	100.000

CNH (China) Management Co., Ltd.	Shanghai	People’s Rep.of China	12,000,000	USD	100.00	CNH Industrial N.V.	100.000

CNH (Shanghai) Equipment R&D Co., Ltd.	Shanghai	People’s Rep.of China	7,000,000	USD	100.00	CNH Industrial N.V.	100.000

CNH Capital Finance LLC	Wilmington	U.S.A.	5,000	USD	100.00	Case Credit Holdings Limited	100.000

CNH Capital Operating Lease Equipment Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000

CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital America LLC	100.000

CNH Componentes, S.A. de C.V.	Queretaro	Mexico	135,634,842	MXN	100.00	CNH Industrial America LLC	100.000

CNH Industrial (India) Private Limited	Mumbai	India	12,416,900,200	INR	100.00	CNH Industrial Asian Holding Limited N.V.	100.000

CNH Industrial America LLC	Wilmington	U.S.A.	0	USD	100.00	Case New Holland Industrial Inc.	100.000

CNH Industrial Argentina S.A.	Buenos Aires	Argentina	366,492,805	ARS	100.00	CNH Industrial Latin America Ltda.	93.292

						New Holland Holding (Argentina) S.A.	6.708

CNH Industrial Asian Holding Limited N.V.	Zedelgem	Belgium	25,000,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Australia Pty Limited	St. Marys	Australia	293,408,692	AUD	100.00	CNH Industrial N.V.	100.000

CNH Industrial Baumaschinen GmbH	Berlin	Germany	61,355,030	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Belgium N.V.	Zedelgem	Belgium	456,081,158	EUR	100.00	CNH Industrial Europe Holding S.A.	88.828

						New Holland Holding Limited	11.172

CNH Industrial BM GmbH	Wollersdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000

CNH Industrial Canada, Ltd.	Toronto	Canada	28,000,100	CAD	100.00	CNH Industrial N.V.	100.000

CNH Industrial Capital (Shanghai) Commercial Factoring Co. Ltd.	Shanghai	People’s Rep.of China	10,000,000	USD	100.00	CNH Industrial Capital Australia Pty Limited	100.000

CNH Industrial Capital America LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital LLC	100.000

CNH INDUSTRIAL CAPITAL ARGENTINA S.A.	Buenos Aires	Argentina	454,782,818	ARS	100.00	CNH Industrial N.V.	66.120

						CNH Industrial Argentina S.A.	16.940

						Iveco Argentina S.A.	16.940

CNH Industrial Capital Australia Pty Limited	St. Marys	Australia	70,675,693	AUD	100.00	CNH Industrial Australia Pty Limited	100.000

CNH Industrial Capital Canada Ltd.	Calgary	Canada	5,435,350	CAD	100.00	Case Credit Holdings Limited	100.000

CNH Industrial Capital Corretora de Seguros Ltda.	Curitiba	Brazil	100,000	BRL	100.00	Banco CNH Industrial Capital S.A.	99.990

						CNH Industrial Latin America Ltda.	0.010

CNH Industrial Capital Limited	Basildon	United Kingdom	26,001,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Capital LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial America LLC	100.000

CNH Industrial Capital Solutions S.p.A.	Turin	Italy	213,000,000	EUR	100.00	CNH Industrial N.V.	50.100

						CNH Industrial Capital Limited	49.900

CNH Industrial Danmark A/S	Hvidovre	Denmark	12,000,000	DKK	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	100.00	CNH Industrial Baumaschinen GmbH	90.000

						CNH Industrial Europe Holding S.A.	10.000

CNH Industrial Europe Holding S.A.	Luxembourg	Luxembourg	100,000,000	USD	100.00	CNH Industrial N.V.	100.000

CNH Industrial Finance Europe S.A.	Luxembourg	Luxembourg	50,000,000	EUR	100.00	CNH Industrial N.V.	60.000

						CNH Industrial Finance S.p.A.	40.000

CNH Industrial Finance France S.A.	Trappes	France	1,000,000	EUR	100.00	CNH Industrial N.V.	99.998

Appendix I CNH Industrial Group Companies at December 31, 2016    218

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

CNH Industrial Finance North America Inc.	Wilmington	U.S.A.	25,000,000	USD	100.00	CNH Industrial N.V.	60.000

						CNH Industrial Finance S.p.A.	40.000

CNH Industrial Finance S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Financial Services A/S	Hvidovre	Denmark	500,000	DKK	100.00	CNH Industrial N.V.	100.000

CNH Industrial Financial Services GmbH	Heilbronn	Germany	1,151,000	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Financial Services S.A.	Morigny-Champigny	France	105,860,635	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial France	Morigny-Champigny	France	52,965,450	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000

CNH Industrial Italia s.p.a.	Turin	Italy	56,225,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Korea LLC	Gwangju	South Korea	3,500,000,000	KRW	100.00	CNH Industrial N.V.	100.000

CNH Industrial Latin America Ltda.	Contagem	Brazil	2,146,078,578	BRL	100.00	CNH Industrial N.V.	100.000

CNH Industrial Machinery (Harbin) Co. Ltd.	Harbin	People’s Rep.of China	31,000,000	USD	100.00	CNH Industrial Asian Holding Limited N.V.	99.923

						CNH Industrial Europe Holding S.A.	0.077

CNH Industrial Maquinaria Spain S.A.	Coslada	Spain	21,000,000	EUR	100.00	Iveco Espana S.L.	100.000

CNH Industrial OLDCO Capital Limited	Basildon	United Kingdom	2,480	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	100.00	CNH Industrial N.V.	100.000

CNH Industrial Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	100.00	CNH Industrial Belgium N.V.	100.000

CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Castanheira do Ribatejo	Portugal	498,798	EUR	100.00	CNH Industrial Europe Holding S.A.	99.980

						CNH Industrial Italia s.p.a.	0.020

CNH Industrial Russia LLC	Naberezhnye Chenly	Russia	608,754,200	RUR	100.00	Iveco Nederland B.V.	100.000

CNH Industrial Sales and services GmbH	Berlin	Germany	25,000	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000

CNH Industrial Services (Thailand) Limited	Bangkok	Thailand	10,000,000	THB	100.00	CNH Industrial Services S.r.l.	99.997

CNH Industrial Services S.r.l.	Modena	Italy	10,400	EUR	100.00	CNH Industrial Italia s.p.a.	100.000

CNH Industrial Sweden AB	Goteborg	Sweden	50,000	SEK	100.00	CNH Industrial N.V.	100.000

CNH Industrial U.S. Holdings Inc.	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial N.V.	100.000

CNH Reman LLC	Wilmington	U.S.A.	4,000,000	USD	50.00	CNH Industrial America LLC	50.000

CNH U.K. Limited	Basildon	United Kingdom	25,275	GBP	100.00	New Holland Holding Limited	100.000

CNH Wholesale Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000

CNHI COMERCIO DE PEÇAS LTDA	Nova Lima	Brazil	113,471,078	BRL	100.00	CNH Industrial Latin America Ltda.	100.000

CNHI International S.A.	Paradiso	Switzerland	100,000	CHF	100.00	CNH Industrial N.V.	100.000

Croxton Sp. z o.o.	Warsaw	Poland	5,000	PLN	100.00	CNH Industrial Polska Sp. z o.o.	100.000

Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	83.77	Iveco Investitions GmbH	90.000

F. Pegaso S.A.	Madrid	Spain	993,045	EUR	100.00	Iveco Espana S.L.	99.996

						Transolver Service S.A.	0.004

Farmpower Pty Limited	St. Marys	Australia	360	AUD	100.00	CNH Industrial Australia Pty Limited	100.000

Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	Shanghai	People’s Rep.of China	2,000,000	USD	100.00	FPT Industrial S.p.A.	100.000

Fiat Powertrain Technologies of North America, Inc.	Wilmington	U.S.A.	1	USD	100.00	FPT Industrial S.p.A.	100.000

Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	100.00	CNH Industrial America LLC	100.000

Flagship Dealer Holding Company, LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000

Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	100.00	CNH Industrial Canada, Ltd.	100.000

FPT - Powertrain Technologies France S.A.	Garchizy	France	73,444,960	EUR	100.00	Iveco France	97.200

						CNH Industrial Finance France S.A.	2.800

FPT Industrial Argentina S.A.	Buenos Aires	Argentina	141,959,867	ARS	100.00	FPT Industrial S.p.A.	96.977

						CNHI COMERCIO DE PEÇAS LTDA	3.023

FPT Industrial S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000

FPT Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	FPT Industrial S.p.A.	100.000

Heuliez Bus S.A.	Mauléon	France	9,000,000	EUR	100.00	Société Charolaise de Participations S.A.	100.000

HFI Holdings, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25,565	EUR	88.42	Iveco Investitions GmbH	95.000

Irisbus Italia S.p.A.	Turin	Italy	4,500,000	EUR	100.00	Iveco S.p.A.	100.000

Iveco (China) Commercial Vehicle Sales Co. Ltd	Shanghai	People’s Rep.of China	50,000,000	CNY	100.00	Iveco S.p.A.	100.000

Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100.000

Iveco Arac Sanayi VE Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	24,698,000	TRY	100.00	CNH Industrial N.V.	100.000

Iveco Argentina S.A.	Buenos Aires	Argentina	631,000,000	ARS	100.00	Iveco Espana S.L.	98.990

						Astra Veicoli Industriali S.p.A.	1.010

Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	94.00	Iveco Magirus AG	100.000

Iveco Capital Broker de Asigurare - Reasigurare S.r.l.	Bucharest	Romania	150,000	RON	100.00	Iveco Capital Leasing IFN S.A.	100.000

Iveco Capital Leasing IFN S.A.	Bucharest	Romania	22,519,326	RON	100.00	CNH Industrial Capital Limited	100.000

Iveco Capital Limited	Basildon	United Kingdom	798	GBP	100.00	CNH Industrial Capital Limited	100.000

Iveco Capital Russia LLC	Moscow	Russia	50,000,000	RUR	100.00	CNH Industrial Capital Limited	100.000

Iveco Capital SA	Paradiso	Switzerland	14,000,000	CHF	100.00	CNH Industrial Capital Limited	100.000

Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.98	Iveco France	97.978

Iveco Danmark A/S	Glostrup	Denmark	501,000	DKK	100.00	CNH Industrial N.V.	100.000

Iveco Defence Vehicles SpA	Bolzano	Italy	25,000,000	EUR	100.00	Iveco S.p.A.	100.000

Iveco Espana S.L.	Madrid	Spain	132,333,109	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Est Sas	Hauconcourt	France	2,005,600	EUR	100.00	Iveco France	100.000

Iveco Finland OY	Espoo	Finland	100,000	EUR	100.00	CNH Industrial N.V.	100.000

Iveco France	Vénissieux	France	92,856,130	EUR	100.00	Iveco Espana S.L.	50.326

						CNH Industrial N.V.	49.674

Iveco Holdings Limited	Basildon	United Kingdom	47,000,000	GBP	100.00	CNH Industrial N.V.	100.000

Iveco Insurance Vostok LLC	Moscow	Russia	740,000	RUR	100.00	CNH Industrial Capital Limited	100.000

Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	93.08	Iveco Magirus AG	99.020

Iveco L.V.I. S.a.s.	Saint Priest	France	503,250	EUR	100.00	Iveco France	100.000

Iveco Latin America Ltda	Nova Lima	Brazil	1,258,618,326	BRL	100.00	CNH Industrial N.V.	89.003

						CNH Industrial Latin America Ltda.	10.997

Iveco Limited	Basildon	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000

Appendix I CNH Industrial Group Companies at December 31, 2016    219

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Iveco Magirus AG	Ulm	Germany	50,000,000	EUR	94.00	CNH Industrial N.V.	88.340

						Iveco S.p.A.	5.660

Iveco Magirus Fire Fighting GmbH	Weisweil	Germany	30,776,857	EUR	84.63	Iveco Magirus AG	90.032

Iveco Nederland B.V.	Andelst	Netherlands	21,920,549	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	1,611,500	EUR	94.00	Iveco Magirus AG	100.000

Iveco Nord S.A.	Lesquin	France	45,730	EUR	99.77	Iveco France	99.767

Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	94.00	Iveco Magirus AG	100.000

Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	CNH Industrial N.V.	100.000

Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	15,060,046	TRY	100.00	CNH Industrial N.V.	100.000

Iveco Partecipazioni Finanziarie S.r.l. in liquidazione	Turin	Italy	2,600,000	EUR	100.00	Iveco S.p.A.	100.000

Iveco Participations s.a.s.	Trappes	France	468,656	EUR	100.00	Iveco France	100.000

Iveco Pension Trustee Ltd	Watford	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50.000

						Iveco Limited	50.000

Iveco Poland Sp. z o.o.	Warsaw	Poland	46,974,500	PLN	100.00	CNH Industrial N.V.	100.000

Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	CNH Industrial N.V.	99.998

						Astra Veicoli Industriali S.p.A.	0.001

						Iveco Espana S.L.	0.001

Iveco Provence s.a.s.	Vitrolles	France	2,371,200	EUR	100.00	Iveco Participations s.a.s.	100.000

Iveco Retail Limited	Basildon	United Kingdom	6,250,100	GBP	100.00	Iveco Holdings Limited	100.000

Iveco Romania S.r.l.	Glina	Romania	17,500	RON	100.00	Iveco Austria GmbH	100.000

Iveco S.p.A.	Turin	Italy	200,000,000	EUR	100.00	CNH Industrial N.V.	100.000

Iveco Slovakia, s.r.o.	Bratislava	Slovack Republic	6,639	EUR	97.98	Iveco Czech Republic A.S.	100.000

Iveco South Africa (Pty) Ltd.	Vorna Valley - Midrand	South Africa	15,000,750	ZAR	100.00	CNH Industrial N.V.	100.000

Iveco South Africa Works (Pty) Ltd	Cape Town	South Africa	1,000	ZAR	60.00	Iveco South Africa (Pty) Ltd.	60.000

Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	94.00	Iveco Magirus AG	100.000

Iveco Sweden A.B.	Arlov	Sweden	600,000	SEK	100.00	CNH Industrial N.V.	100.000

Iveco Truck Services S.R.L.	Glina	Romania	2,200,200	RON	100.00	Iveco Romania S.r.l.	95.000

						Iveco Magyarorszag Kereskedelmi KFT	5.000

Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	CNH Industrial N.V.	100.000

Iveco Ukraine LLC	Kiev	Ukraine	49,258,692	UAH	100.00	CNH Industrial N.V.	100.000

Iveco Venezuela C.A.	La Victoria	Venezuela	3,985,803	VEF	100.00	CNH Industrial N.V.	62.689

						Iveco S.p.A.	37.311

Iveco West Nutzfahrzeuge GmbH	Düsseldorf	Germany	3,017,000	EUR	94.00	Iveco Magirus AG	100.000

MAGIRUS CAMIVA S.a.s. (societè par actions simplifièe)	Chambéry	France	1,870,169	EUR	84.63	Iveco Magirus Fire Fighting GmbH	100.000

Magirus GmbH	Ulm	Germany	6,493,407	EUR	84.43	Iveco Magirus Fire Fighting GmbH	99.764

Magirus Lohr GmbH	Kainbach	Austria	1,271,775	EUR	84.43	Magirus GmbH	100.000

MBA AG	Bassersdorf	Switzerland	4,000,000	CHF	100.00	CNH Industrial N.V.	100.000

Mediterranea de Camiones S.L.	Madrid	Spain	48,080	EUR	100.00	Iveco Espana S.L.	99.875

						CNH Industrial N.V.	0.125

New Holland Construction Machinery S.p.A.	San Mauro Torinese	Italy	12,396,363	EUR	100.00	CNH Industrial Italia s.p.a.	100.000

New Holland Credit Company, LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital LLC	100.000

New Holland Holding (Argentina) S.A.	Buenos Aires	Argentina	23,555,415	ARS	100.00	CNH Industrial Latin America Ltda.	100.000

New Holland Holding Limited	Basildon	United Kingdom	33,601	GBP	100.00	CNH Industrial Europe Holding S.A.	100.000

New Holland Ltd	Basildon	United Kingdom	1,000,000	GBP	100.00	CNH Industrial N.V.	100.000

New Holland Tractor Ltd.	Basildon	United Kingdom	184,100	GBP	100.00	New Holland Holding Limited	100.000

O & K - Hilfe GmbH	Berlin	Germany	25,565	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000

Officine Brennero S.p.A.	Trento	Italy	2,833,830	EUR	100.00	Iveco S.p.A.	100.000

OOO Iveco Russia	Moscow	Russia	868,545,000	RUR	100.00	CNH Industrial N.V.	99.960

						Iveco Austria GmbH	0.040

Receivables Credit II Corporation	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000

S.A. Iveco Belgium N.V.	Groot	Belgium	6,000,000	EUR	100.00	CNH Industrial N.V.	99.983

						Iveco Nederland B.V.	0.017

SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People’s Rep.of China	580,000,000	CNY	60.00	SAIC IVECO Commercial Vehicle Investment Company Limited	60.000

						FPT Industrial S.p.A.	30.000

Seddon Atkinson Vehicles Ltd	Basildon	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100.000

Shanghai New Holland Agricultural Machinery Corporation Limited	Shanghai	People’s Rep.of China	67,000,000	USD	60.00	CNH Industrial Asian Holding Limited N.V.	60.000

Société Charolaise de Participations S.A.	Vénissieux	France	2,370,000	EUR	100.00	Iveco Espana S.L.	100.000

Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	Iveco France	100.000

Steyr Center Nord GmbH	Ruckersdorf-Harmannsdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000

Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	CNH Industrial Capital Limited	99.984

						Iveco Espana S.L.	0.016

Transolver Services S.A.S.	Trappes	France	38,000	EUR	99.80	CNH Industrial Capital Limited	99.800

UAB Iveco Capital Baltic	Vilnius	Lithuania	40,110	EUR	100.00	CNH Industrial Capital Limited	100.000

Uzcaseagroleasing LLC	Tashkent	Uzbekistan	5,000,000	USD	51.00	Case Credit Holdings Limited	51.000

UzCaseMash LLC	Tashkent	Uzbekistan	15,000,000	USD	60.00	Case Equipment Holdings Limited	60.000

UzCaseService LLC	Tashkent	Uzbekistan	4,117,500	USD	51.00	Case Equipment Holdings Limited	51.000

UzCaseTractor LLC	Tashkent	Uzbekistan	15,000,000	USD	51.00	Case Equipment Holdings Limited	51.000

Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Espana S.L.	51.867
JOINTLY-CONTROLLED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

Case Mexico S.A. de C.V.	Queretaro	Mexico	810,000	MXN	50.00	CNH de Mexico SA de CV	100.000

Case Special Excavators N.V.	Zedelgem	Belgium	1,100,000	EUR	50.00	CNH Industrial N.V.	50.000

CNH Comercial, SA de C.V.	Queretaro	Mexico	160,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000

CNH de Mexico SA de CV	Queretaro	Mexico	165,276,000	MXN	50.00	CNH Industrial N.V.	50.000

CNH Industrial S.A. de C.V.	Queretaro	Mexico	400,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000

CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R.	Queretaro	Mexico	50,000,000	MXN	50.00	CNH Industrial N.V.	50.000

CNH Servicios Corporativos S.A. de C.V.	Queretaro	Mexico	375,000	MXN	50.00	CNH de Mexico SA de CV	99.999

Appendix I CNH Industrial Group Companies at December 31, 2016    220

JOINTLY-CONTROLLED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD (continued)

IVECO – OTO MELARA Società Consortile a responsabilità limitata	Rome	Italy	40,000	EUR	50.00	Iveco Defence Vehicles SpA	50.000

Iveco Acentro S.p.A.	Cagliari	Italy	764,530	EUR	50.00	Iveco S.p.A.	50.000

Iveco Orecchia S.p.A.	Turin	Italy	8,000,000	EUR	50.00	Iveco S.p.A.	50.000

Naveco (Nanjing IVECO Motor Co.) Ltd.	Nanjing	People’s Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50.000

New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	50.00	CNH Industrial N.V.	50.000

SAIC IVECO Commercial Vehicle Investment Company Limited	Shanghai	People’s Rep.of China	224,500,000	USD	50.00	Iveco S.p.A.	50.000

Turk Traktor ve Ziraat Makineleri A.S.	Ankara	Turkey	53,369,000	TRY	37.50	CNH Industrial Osterreich GmbH	37.500
SUBSIDIARIES ACCOUNTED FOR USING THE EQUITY METHOD

Iveco Colombia S.a.s.	Santa Fe’ de Bogota	Colombia	7,596,249,000	COP	100.00	Iveco Venezuela C.A.	99.990

						Iveco Latin America Ltda	0.010
SUBSIDIARIES VALUED AT COST

Altra S.p.A.	Genoa	Italy	516,400	EUR	100.00	Iveco S.p.A.	100.000

Case Construction Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Case IH Agricultural Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Case International Limited	Basildon	United Kingdom	1	GBP	100.00	New Holland Holding Limited	100.000

Employers Health Initiatives LLC	Wilmington	U.S.A.	790,000	USD	100.00	CNH Industrial America LLC	100.000

International Harvester Company	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000

Iveco Magyarorszag Kereskedelmi KFT	Budapest	Hungary	24,000,000	HUF	100.00	Iveco Austria GmbH	100.000

J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	100.00	Case United Kingdom Limited	100.000

MVPC LLC	Moscow	Russia	10,000	RUR	50.00	OOO Iveco Russia	50.000

New Industrial Business 2 s.r.l.	Turin	Italy	31,539	EUR	100.00	CNH Industrial N.V.	100.000

RosCaseMash	Saratov	Russia	0	RUR	38.25	Case Equipment Holdings Limited	38.250	51.000

SERFIT S.R.L.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000
ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

Al-Ghazi Tractors Ltd	Karachi	Pakistan	289,821,005	PKR	43.17	CNH Industrial N.V.	43.169

CNH Industrial Capital Europe S.a.S.	Puteaux	France	88,482,297	EUR	49.90	CNH Industrial N.V.	49.900

Farm FZCO	Jebel Ali	United Arab Emirates	6,600,000	AED	28.79	CNH Industrial Italia s.p.a.	28.788

IVECO-AMT Ltd.	Miass	Russia	65,255,056	RUR	33.33	CNH Industrial N.V.	33.330

Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	29,315,458	EUR	49.00	CNH Industrial N.V.	49.000
ASSOCIATED COMPANIES VALUED AT COST

CONSORZIO FCA CNHI ENERGY	Turin	Italy	7,000	EUR	42.86	CNH Industrial Italia s.p.a.	14.286

						FPT Industrial S.p.A.	14.286

						Iveco S.p.A.	14.286

Consorzio Nido Industria Vallesina	Ancona	Italy	53,903	EUR	38.73	CNH Industrial Italia s.p.a.	38.728

Sotra S.A.	Abidjan	Ivory Coast	3,000,000,000	XAF	39.80	Iveco France	39.800

Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco Espana S.L.	25.000
OTHER COMPANIES VALUED AT COST

CODEFIS Società consortile per azioni	Turin	Italy	120,000	EUR	19.00	CNH Industrial Capital Limited	19.000

Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	12.27	CNH Industrial Italia s.p.a.	12.273

Polagris S.A.	Pikieliszki	Lithuania	1,133,400	LTL	11.05	CNH Industrial Polska Sp. z o.o.	11.054

Appendix I CNH Industrial Group Companies at December 31, 2016    221

Independent auditor’s report

To: the shareholders and audit committee of CNH Industrial N.V.

Report on the audit of the financial statements 2016 included in the annual report

Our opinion

We have audited the financial statements 2016 of CNH Industrial N.V., incorporated in Amsterdam, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements (collectively referred to as the “financial statements”).

In our opinion:

●

The accompanying consolidated financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2016 and of its result and its cash flows for 2016 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

●

The accompanying company financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2016 and of its result for 2016 in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements comprise:

●	The consolidated statement of financial position as at December 31, 2016;
●	The following statements for 2016: the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows; and,
●	The notes comprising a summary of the significant accounting policies and other explanatory information.

The company financial statements comprise:

●	The company statement of financial position as at December 31, 2016;
●	The company income statement for 2016; and,
●	The notes comprising a summary of the accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our responsibilities for the audit of the financial statements” section of our report.

We are independent of CNH Industrial N.V. in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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 Materiality

Materiality	$ 65 million (or € 61.6 million)
Benchmark applied	Approximately 5% of trading profit
Explanation

Materiality is based on trading profit, as we consider an earnings-based measure to be an appropriate basis for determining our overall materiality. The users of the financial statements of profit-oriented entities tend to focus on trading performance. We believe that trading profit is an important metric for the financial performance of the company.

We have also taken misstatements into account and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the Audit Committee that misstatements in excess of $ 3.3 million (or € 3.1 million) which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

CNH Industrial N.V. is the parent of a group of entities (collectively referred to as “the Group”). The consolidated financial statements of the Group as at December 31, 2016 include CNH Industrial N.V. and 179 consolidated subsidiaries. The Group is organized in five reportable segments, being Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services, along with certain other corporate functions which are not included in the reportable segments.

Our group audit mainly focused on significant group entities. Group entities are considered significant either because of their individual financial significance or because they are likely to include significant risks of material misstatement due to their specific nature or circumstances. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or on specific items. In establishing the overall approach to the audit, we determined the audit procedures required to be performed by us, as group auditors or by Ernst & Young Global member firms and operating under our instructions.

Accordingly, we identified 33 of CNH Industrial N.V.’s group entities, which, in our view, required an audit of their complete financial information, either due to their overall size or their risk characteristics. Specific audit procedures on certain balances and transactions were performed on a further 29 entities. Of the remaining group entities, 8 were subject to analytical procedures, with a focus on higher risk balances and unusual movements and additional audit procedures over specific transactions.

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In total our procedures represent 94 % of the Group’s total assets and 90 % of net revenues.

By performing the procedures mentioned above at group entities, together with additional procedures at Group level, we have been able to obtain sufficient and appropriate audit evidence about the Group’s financial information to provide an opinion about the consolidated financial statements.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Audit Committee. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our audit approach
Revenue recognition and sales commitments

The Group records sales of equipment and replacement parts when title and all risks of ownership have transferred to the independent dealer or other customers according to the terms of sale, the sales price is agreed or determinable and receipt of payment can be assumed.

Sales transactions are often concluded based upon ex-works or other common shipping terms that can vary by region in which title and risks of ownership transfer to the buyer prior to actual delivery of the product. Revenue recognition for these transactions is susceptible to an increase in risk related to differences in shipping cut-off at the financial reporting date. In addition, the Group records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand, dealer inventory levels, announced incentive programs, competitive pricing and interest rates among other factors.

The Group disclosed its accounting policies related to revenue recognition in the Note “Significant accounting policies” to the consolidated financial statements.

We designed our audit procedures to be responsive to this risk. We assessed the overall sales process, including internal risk management procedures and the system controls for the recording of sales contracts and related sales incentives. We obtained an understanding of the processes related to revenue recognition and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed a combination of internal control and substantive audit procedures to address the revenue recognition through tests of details of samples of sales transactions and analytical procedures. We also ensured that assumptions included in the sales allowances analyses are properly supported.

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Risk	Our audit approach
Income taxes

At December 31, 2016, the Group had total theoretical future tax benefits arising from deductible temporary differences of $ 2,239 million and tax loss carry forwards of $ 668 million that have been reduced by $ 751 million of tax assets whose recoverability is not probable and $ 1,385 million of deferred tax liabilities. This resulted in net deferred tax assets of $ 771 million. The analysis of the recoverability of deferred tax assets was significant to our audit because the assessment process is complex and judgmental and is based on assumptions that are affected by expected future market or economic conditions. Additionally, due to the complexity of tax rules in certain jurisdictions in which the Group operates, the risk of errors in the application of tax rules in determining the Group’s uncertain tax positions exist.

The Group’s disclosures related to income taxes are included in Note 11 to the consolidated financial statements.

We obtained an understanding of the income tax process, and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed internal control procedures and substantive audit procedures on the recognition of deferred tax balances and uncertain tax positions based on different local tax regulations, on the analysis of the recoverability of the deferred tax assets. We have evaluated the company’s assumptions and estimates in relation to the likelihood of generating sufficient future taxable income based on budgets and strategic business plans, principally by performing sensitivity analyses and evaluating and testing the key assumptions used to determine the amounts recognized.

We have assessed the adequacy of the financial statements disclosure in note 11 regarding uncertain tax positions and recognized deferred tax assets.

We have involved EY tax specialists to support us in these procedures.

Valuation of non- current assets with indefinite useful lives
At December 31, 2016, the recorded amount of goodwill and other intangible assets with indefinite useful lives was $ 2,459 million and $ 233 million, respectively; the majority of these assets relate to the Agricultural Equipment, Construction Equipment and Financial Services segments. The Group tests for impairment the carrying amounts of these non-current assets annually or more frequently, if there is an indication that an asset may be impaired. During the period the Group recorded no impairments. Determining the recoverable amount of the assets is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). The annual impairment test is significant to our audit because the assessment process is complex and requires significant judgment. The Group disclosed the nature and value of the assumptions used in the impairment analyses in Note 14 to the consolidated financial statements.

We obtained an understanding of the impairment assessment processes and evaluated the design and tested the effectiveness of key controls over the data and assumptions used in this area relevant to our audit. With the assistance of our internal EY valuation specialists, our focus included evaluating the work of the management specialists used for the valuation, evaluating and testing key assumptions used in the valuation including projected future income and earnings, performing sensitivity analyses, and testing the allocation of the assets, liabilities, revenues and expenses to each of the segments.

The forecasted cash-flows is an important input for the assessment of the recoverability. We have reconciled these forecasts for the cash generating units with the approved strategic plans. We also assessed the forecasting quality by comparing forecasts as included in tests prepared in prior years to the actuals.

Finally, we performed independent calculations to validate the sensitivity analysis as referred to in Note 14 to the consolidated financial statements.

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Risk	Our audit approach
Allowance on receivables from financing activities

The Group provides financing for dealer stock and retail purchases of new and used equipment sold to retail customers and wholesale dealers and finance leases. Due to the significance and the complexity of the allowance for the loan losses as it specifically relates to the North America retail portfolio, there is a risk that assumptions used may be incorrect.

At December 31, 2016, the allowance on receivables from financing activities was $ 574 million. The allowance for doubtful accounts on receivables from financing activities is based on management’s estimate as to whether there is any objective evidence that a financial asset or group of assets may be impaired, which derives from the past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, and the monitoring of the economic and market conditions.

The Group’s disclosures related to the allowance on receivables from financing activities are in Note 19 to the consolidated financial statements.

We designed our audit procedures to be responsive to this risk. We obtained an understanding of the estimation process, performed a walk-though of the process and evaluated the design and effectiveness of the controls in this area relevant to our audit. Our focus included evaluating the significant estimates and underlying assumptions used by management during this process. We designed a combination of internal control and substantive audit procedures related to the allowance on receivables from financing activities. Our key substantive audit procedures were performed at or near year-end and were designed to validate management’s assumptions included in the allowance analysis including the completeness of the underlying data in the analysis.

Report on other information included in the annual report

In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:

●	Presentation of financial and non-financial information;
●	Information on sustainability;
●	The report on operations;
●	Other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.

Based on the following procedures performed, we conclude that the other information:

●	Is consistent with the financial statements and does not contain material misstatements;
●	Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code.

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.

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Management is responsible for the preparation of the other information, including the report on operations in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information pursuant to Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Engagement

We were engaged by the Audit Committee as auditor of CNH Industrial N.V. on February 25, 2016 to perform the audit of its 2016 financial statements and we continued as its statutory auditor ever since 2013.

Description of responsibilities for the financial statements

Responsibilities of management and the Audit Committee for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The Audit Committee is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all material errors and fraud.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included e.g.:

●	Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
●	Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control;
●	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

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●	Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern;
●	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures;
●	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Amsterdam, March 2, 2017

Ernst & Young Accountants LLP

/S/ Oscar Jonker

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